SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid—Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Explanatory Note

We are filing this Report on Form 6-K (the “6-K”) to give retroactive effect to several changes in our accounting that came into force in 2013. We are applying these changes retroactively to 2012, 2011 and 2010 in order to enhance the comparability of our financial disclosures for those years with 2013 and subsequent periods. In this 6-K, we recast our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 24, 2013 (the “2012 Form 20-F”) to reflect the change in International Accounting Standards 19 (“IAS 19”). IAS 19 requires that for periods beginning on or after January 1, 2013 actuarial gains and losses be immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in 2012 and prior periods. In addition, this 6-K recasts disclosure in the 2012 Form 20-F to give retroactive effect to the application of IAS 19 and certain changes to our reporting methods in 2013, including the following:

•	As a result of the envisaged disposal of the Santander UK card business that was formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

•	As a result of business restructuring and other adjustments, segment information has been modified as follows (see Note 52):

•	Spain was incorporated as a principal or geographic segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

•	Spain’s run-off real estate became a unit within Continental Europe. This unit includes:

•	loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group;

•	equity stakes in real estate companies and

•	foreclosed assets.

•	Liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

In this 6-K, we have included only such disclosure as was impacted by the revisions described above. This 6-K does not, and does not purport to, recast or update the information in any other part of the 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on April 24, 2013. The filing of this 6-K should not be understood to mean that any other statements contained in the 2012 Form 20-F are true and complete as of any date subsequent to April 24, 2013. This 6-K should be read in conjunction with the 2012 Form 20-F and our other filings with the SEC.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

No changes.

Item 2. Offer Statistics and Expected Timetable

No changes.

Item 3. Key Information

A. Selected financial data

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

In the F-pages of this 6-K, the audited financial statements for the years 2012, 2011 and 2010 are presented. The audited financial statements for 2009 and 2008 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

The impact of the change in IAS 19 as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Deferred tax assets	1,185	694	378
Other assets	(1,213)	(1,211)	(922)

Assets	(28)	(517)	(544)

Deferred tax liabilities	254	208	199
Provisions for pensions and similar obligations	(3,276)	(1,737)	(1,072)

Liabilities	(3,022)	(1,529)	(873)

Valuation adjustment	2,884	1,933	1,412
Non-controlling interests	262	91	39

Equity	3,146	2,024	1,451

Provisions (net)	(138)	26	(49)
Income tax	43	(5)	16

Consolidated profit for the year	(95)	21	(33)

Of which:
Profit attributable to the Parent	(90)	21	(31)

Profit attributable to non-controlling interest	(5)	—	(2)

The other adjustments described in the Explanatory Note did not have a material impact on our financial statements.

The following selected financial information includes the IAS 19 adjustments for the 5 years disclosed while the impacts of the envisaged disposal of the Santander UK card business is only included in the 2012, 2011 and 2010 data.

Under IFRS-IASB, revenues and expenses of discontinued businesses (mainly, Santander UK card business that was formerly owned by GE) must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Consolidated profit for the year” (see Note 37 to our consolidated financial statements). The impact of Santander UK card business reclassification in the balance sheets as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Loans and receivables—Loans and advances to customers	(1,370)	(1,559)	(1,649)
Non-current assets held for sale	1,370	1,559	1,649

Assets	—	—	—

In addition, the income statement for the year ended December, 31, 2011 reflects the impact of the consolidation of Bank Zachodni WBK, S.A. and the income statement for the year ended December, 31, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley’s branch network and retail deposits, Sovereign and other consumer businesses.

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages and per share data)
Interest and similar income	58,791	60,618	52,637	53,173	55,044
Interest expense and similar charges	(28,868)	(30,024)	(23,672)	(26,874)	(37,506)
Interest income / (charges)	29,923	30,594	28,965	26,299	17,538
Income from equity instruments	423	394	362	436	553
Income from companies accounted for using the equity method	427	57	17	(1)	792
Fee and commission income	12,732	12,640	11,559	10,726	9,741
Fee and commission expense	(2,471)	(2,232)	(1,899)	(1,646)	(1,475)
Gains/losses on financial assets and liabilities (net)	3,329	2,838	2,166	3,802	2,892
Exchange differences (net)	(189)	(522)	441	444	582
Other operating income	6,693	8,050	8,190	7,929	9,436
Other operating expenses	(6,583)	(8,029)	(8,089)	(7,785)	(9,163)
Total income	44,284	43,790	41,712	40,204	30,896
Administrative expenses	(17,801)	(17,644)	(16,073)	(14,825)	(11,666)
Personnel expenses	(10,306)	(10,305)	(9,296)	(8,451)	(6,813)
Other general administrative expenses	(7,495)	(7,339)	(6,777)	(6,374)	(4,853)
Depreciation and amortization	(2,183)	(2,098)	(1,937)	(1,596)	(1,240)
Provisions (net)	(1,478)	(2,616)	(1,067)	(1,747)	(1,617)
Impairment losses on financial assets (net)	(18,880)	(11,794)	(10,400)	(11,578)	(6,283)
Impairment losses on other assets (net)	(508)	(1,517)	(286)	(165)	(1,049)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	351	1,565	101
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	(290)	(1,225)	1,731
Operating profit/(loss) before tax	3,583	7,858	12,010	10,633	10,873
Income tax	(590)	(1,755)	(2,910)	(1,222)	(1,844)
Profit from continuing operations	2,993	6,103	9,100	9,411	9,029
Profit/(loss) from discontinued operations (net)	70	15	35	31	319
Consolidated profit for the year	3,063	6,118	9,135	9,442	9,348
Profit attributable to the Parent	2,295	5,330	8,212	8,970	8,892
Profit attributable to non-controlling interest	768	788	923	472	456
Per share information:
Average number of shares (thousands) (1)	9,766,689	8,892,033	8,686,522	8,554,224	7,271,470
Basic earnings per share (euros)	0.23	0.60	0.94	1.05	1.22
Basic earnings per share continuing operation (euros)	0.22	0.60	0.94	1.04	1.18
Diluted earnings per share (euros)	0.23	0.60	0.94	1.04	1.22
Diluted earnings per share continuing operation (euros)	0.22	0.60	0.94	1.04	1.18
Remuneration paid (euros) (2)	0.60	0.60	0.60	0.60	0.63
Remuneration paid (US$) (2)	0.79	0.78	0.80	0.86	0.88

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages and per share data)
Total assets	1,269,600	1,251,009	1,216,956	1,110,399	1,049,432
Loans and advances to credit institutions (net) (3)	73,900	51,726	79,855	79,837	78,792
Loans and advances to customers (net) (3)	719,112	748,541	722,504	682,551	626,888
Investment securities (net) (4)	152,066	154,015	174,258	173,990	124,673
Investments: Associates and joint venture	4,454	4,155	273	164	1,323
Contingent liabilities (net)	45,033	48,042	59,795	59,256	65,323
Liabilities
Deposits from central banks and credit institutions (5)	152,966	143,138	140,112	142,091	129,877
Customer deposits (5)	626,639	632,533	616,376	506,975	420,229
Debt securities (5)	205,969	197,372	192,873	211,963	236,403
Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	5,207	6,619	10,934	13,867	15,748
Other subordinated debt	8,291	10,477	12,189	15,193	14,452
Preferred securities (6)	4,319	5,447	6,917	7,315	7,622
Preferred shares (6)	421	449	435	430	1,051
Non-controlling interest (including net income of the period)	9,415	6,354	5,860	5,165	2,397
Stockholders’ equity (7)	71,860	74,460	73,637	67,276	56,802
Total capitalization	99,514	103,806	109,971	109,245	98,072
Stockholders’ equity per share (7)	7.36	8.37	8.48	7.86	7.81
Other managed funds
Mutual funds	89,176	102,611	113,510	105,216	90,306
Pension funds	10,076	9,645	10,965	11,310	11,128
Managed portfolio	18,889	19,200	20,314	18,364	17,289
Total other managed funds	118,141	131,456	144,789	134,890	118,723
Consolidated ratios
Profitability ratios:
Net yield (8)	2.51%	2.72%	2.66%	2.62%	2.05%
Return on average total assets (ROA)	0.24%	0.50%	0.77%	0.86%	0.99%
Return on average stockholders’ equity (ROE)	2.91%	7.12%	11.75%	14.37%	16.42%
Capital ratio:
Average stockholders’ equity to average total assets	5.65%	5.88%	5.87%	5.68%	5.75%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	1.27%	1.62%	2.27%	2.02%	1.57%
Including interest on deposits	1.11%	1.26%	1.52%	1.41%	1.28%
Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.41%	2.45%	2.63%	2.55%	1.95%
Impaired balances as a percentage of total gross loans	4.74%	4.07%	3.76%	3.43%	2.19%
Allowances for impaired balances as a percentage of impaired balances	72.01%	60.17%	69.99%	74.32%	89.08%
Net loan charge-offs as a percentage of total gross loans	1.36%	1.39%	1.31%	1.27%	0.60%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	3.29%	2.38%	2.56%	2.44%	1.83%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	4.54%	3.90%	3.54%	3.24%	2.02%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	72.41%	61.02%	72.17%	75.33%	90.64%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.28%	1.29%	1.21%	1.17%	0.55%

Note:	The financial statements for 2012, 2011, 2010, 2009 and 2008 have been restated for retrospective application of IAS 19 while the envisaged disposal of the Santander UK card business only impacts the financial statements for 2012, 2011 and 2010.

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2009, 2010, 2011 and 2012 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(10)	Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.

Set forth below is a table showing our allowances for impaired balances broken down by various categories:

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	26,112	19,531	20,553	18,497	12,863
Less: Allowances for contingent liabilities and commitments (excluding country risk)	614	648	1,011	623	622

Allowances for Balances of Loans (excluding country risk):	25,497	18,883	19,541	17,874	12,241
Allowances relating to country risk and other	98	210	121	192	660

Allowances for impaired balances (excluding contingent liabilities)	25,595	19,093	19,662	18,066	12,901
Of which:
Allowances for Loans and receivables:	25,467	18,858	19,544	17,899	12,720
Allowances for Customers	25,422	18,806	19,502	17,873	12,466
Allowances for Credit institutions and other financial assets	30	36	17	26	254
Allowances for Debt Instruments	15	16	25	—	—
Allowances for Debt Instruments available for sale	129	235	119	167	181

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Item 4. Information on the Company

B. Business overview

At December 31, 2012, we had a market capitalization of €63.0 billion, stockholders’ equity of €71.86 billion and total assets of €1,269.6 billion. We had an additional €118.1 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2012, we had 57,941 employees and 6,437 branch offices in Continental Europe, 26,255 employees and 1,189 branches in the United Kingdom, 90,649 employees and 6,044 branches in Latin America, 9,525 employees and 722 branches in the United States and 2,374 employees in other geographic regions.

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay.

Grupo Santander maintains the general criteria used in our 2012 Form 20-F, with the following exceptions:

1) In the Group’s financial statements

• The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in the 2012 20-F and prior periods.

• As a result of the envisaged disposal of Santander UK card business formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2) In businesses

• Spain was incorporated as a principal or geographic segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

• In order to align its funding with the rest of units, the liquidity cost was changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

• Spain’s run-off real estate became a unit within Continental Europe. This unit includes: loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group; equity stakes in real estate companies and foreclosed assets.

3) Other adjustments

• The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

• The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

• Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the criteria established by the IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas. The reported segments are:

•	Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region, as well as the unit of Spain’s run-off real estate. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Spain’s run-off real estate.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit, and the Bank New York branch’s business.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity method).

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This area covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model).

•	Global Wholesale Banking. This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes our units that design and manage mutual and pension funds and insurance.

•	Spain’s run-off real estate. This unit includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the Parent bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortization of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this 6-K, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and Small and Medium Enterprises (“SMEs”), as well as private and public institutions. There are five main units within this area: Spain (including the Santander Branch Network, Banesto and Banif, the specialized private bank), Portugal, Poland, Santander Consumer Finance and Spain’s run-off real estate. It also includes wholesale banking and asset management and insurance conducted in this region.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2012, it accounted for 41.7% of total assets, 36.5% of total customer funds under management and 39.7% of total loans to customers of the Group’s main business areas.

The area had 6,437 branches and 57,941 employees at the end of 2012.

Loss attributed to the Parent bank for 2012 amounted to €2,745 million as compared to profits of €170 million in 2011 heavily affected by the impairment losses of Spain’s real estate portfolio in run-off accounted for during the year.

Spain

Our retail banking activity in Spain was carried out mainly through the branch networks of Santander and Banesto, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

For accounting purposes, Banesto was merged by absorption into Banco Santander, S.A. as of January 1, 2013 and Banesto’s operations will be merged during 2013.

At the end of 2012, Spain’s network had 4,611 branches and 29,714 employees.

In 2012, profit attributable to the Parent bank in Spain was €862 million, 7.2% less than in 2011, while the ROE reached 6.3% (as compared to 7.0% in 2011). The 16.4% increase in net interest income and the effective cost control were offset by an increase in credit loss provision due to higher non-performing loans (“NPL”).

These results were obtained in a still difficult environment characterized by contractions of GDP, domestic demand and consumption, rising unemployment rates, interest rates that fell to all-time lows, with the consequent impact on spreads, non-preforming loans reaching records highs, and the restructuring of the Spanish financial system.

In 2012, Spain’s lending decreased by 3.7%, customer funds under management increased by 10.9%, deposits increased 9.8%, mutual funds fell 1.7% and pension funds increased 25.6%. The activity reflected the scant demand for loans and a strategy which focused on customer funds in order to gain market share and narrow the commercial gap. The ratio of NPL in Spain grew from 3.5% in 2011 to 3.8% in 2012 as a result of the weak situation in Spain.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2012, Portugal operated 667 branches and had 5,719 employees.

In 2012, profit attributable to the Parent bank was €122 million, a 29.1% decrease from 2011, due to the impact of the contraction of activity in Portugal and the strengthening of the credit loss provisions. There was a rise in credit loss provisions due to the increase in non-performing loans as a result of the economic cycle that was partially offset by the high gains obtained on financial assets and liabilities.

At year end 2012, the NPL ratio stood at 6.6% compared to a 4.1% a year earlier. The ROE was 4.8%, as compared to 6.9% in 2011.

Business continues to be adversely affected by the adjustment plan and the restructuring of the Portuguese banking system agreed with international institutions. In this very difficult economic and financial environment, Santander Totta has focused on strengthening its balance sheet. Lending reflected the deterioration of economic conditions and dropped 8.6% to €25,960 million. Deposits increased 2.2%, customer funds under management declined 4.2%, mutual funds decreased 17.3% and pension funds increased 3.5%.

Poland

On April 1, 2011, we completed the acquisition of 96% of BZ WBK along with the 50% of BZ WBK Asset Management. The BZ WBK Group is now integrated into Grupo Santander, consolidating its results and business as of the second quarter of 2011. In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF).

At the end of 2012, this unit had 519 branches and 8,852 employees.

BZ WBK posted profit attributable to the Parent bank in its first consolidated year of €329 million, 42.0% more than in 2011 when it consolidated three quarters. On a like-for-like basis (considering four quarters in both 2011 and 2012) and in local criteria growth was 21.1% due to higher revenues and lower costs, which comfortably absorbed the increase in provisions. The ROE stood at 18.9% an increase of 0.8 percentage points from 18.1% in 2011.

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland and Sweden. We also conduct business in Portugal, Austria and the Netherlands, among others. Santander Consumer USA and the consumer business in the U.K. have been incorporated in the United States and Santander UK segments, respectively, as of 2012 and exited SCF in which they were previously integrated.

At the end of 2012, this unit had 629 branches and 12,282 employees.

In 2012, this unit generated €724 million in profit attributable to the Parent bank, a 9.3% increase from 2011, while the ROE reached 6.7% (as compared to 7.0% in 2011). The increase in profit attributable to the Parent bank is mainly explained by a decrease in credit loss provisions due to improved credit quality.

Customer loans stood still at €57 billion, deposits decreased 3.9%, and customer funds under management fell by 1.8%. The NPL ratio improved for the third year running and ended 2012 at 3.9% (4.0% in 2011).

Spain’s run-off real estate

In order to enhance efficiency and specialization in the management of potentially problematic properties in Spain, we have reorganized the management of these assets under a unit that is separate from the units in which such assets were originated.

This unit focuses on (i) managing real estate clients with potentially problematic exposures in the Group in order to reduce their exposure, and (ii) property and land management, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale.

At the end of 2012, this unit had 716 employees.

In 2012, this unit had €4,769 million of losses attributable to the Parent bank as compared to €1,876 million of losses in 2011. The strong increase is mainly due to impairment losses accounted for during the year due to the deterioration of the real estate portfolio.

United Kingdom

As of December 31, 2012, the United Kingdom accounted for 32.7% of the total customer funds under management of the Group’s operating areas. Furthermore it also accounted for 34.9% of total loans to customers and 32.4% of profit attributed to the Parent bank of the Group’s main business areas.

Santander UK remained firmly focused on the U.K., around 85% of customer assets consist of prime U.K. residential mortgages. The mortgage portfolio is of a good quality, with no exposure to self-certified or subprime mortgages and buy to let loans around 1% of assets.

At the end of 2012, we had 1,189 branches and a total of 26,255 employees.

In 2012, Santander UK contributed €1,115 million profit attributable to the Parent bank (a 7.5% decrease from 2011). ROE was 8.4% (as compared to 9.5% in 2011). This was mainly due to low interest rates and the higher cost of funds, together with the maturity of interest rate hedges made in previous years. Credit loss provisions were higher than in 2011, although growth in provisions slowed down in the second half of the year.

The NPL ratio at the end of 2012 increased to 2.05% from 1.84% at the end of 2011. Loans and advances to customers decreased by 2.0% and customer funds under management decreased 0.5% during the same period.

Latin America

At December 31, 2012, we had 6,044 offices and 90,649 employees in Latin America. At that date, Latin America accounted for 26.1% of the total customer funds under management, 19.6% of total loans to customers and 124.0% of profit attributed to the Parent bank of the Group’s main business areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2012		Percentage held at December 31, 2012
Banco Santander (Brasil), S.A.	75.21	Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Chile	67.01	Banco Santander Puerto Rico	100.00
Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.11	Banco Santander Perú, S.A.	100.00
Banco Santander Río, S.A. (Argentina)	99.30

We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present.

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), and the breadth and depth of our franchise.

Profit attributable to the Parent bank from Latin America by Santander Group in 2012 was €4,262 million, a decrease of 7.8%, while the ROE reached 19.2% (as compared to 21.5% in 2011).

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is one of the three third largest private sector banks in terms of assets, and the leading foreign bank, with a market share of 10% in loans. At the end of 2012, the institution had 3,788 branches, 53,752 employees and 27.3 million customers.

During 2012, total loans declined 5%. Nevertheless, in local currency total loans rose 6%, mainly backed by growth in the retail segment. Particularly noteworthy was lending to individuals and SMEs and companies. Deposits excluding repos fell 4% (in local currency rose 3%).

Profit attributable to the Parent bank from Brazil in 2012 was €2,188 million, a 15.4% decrease as compared to 2011. Net interest income grew soundly by 6.4%. This, however, did not feed through to profits mainly because of higher credit loss provisions (due to the growth in lending and the rise in NPLs) and the increase in non-controlling interests. ROE was 17.7% (as compared to 23.0% in 2011). The NPL ratio stood at 6.86% at the end of 2012 (5.38% in December 2011).

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 13.7% in deposits. As of December 31, 2012, we had a network of 1,170 branches, 13,967 employees and 10 million customers in Mexico. Banco Santander Mexico went to the international markets in November 2012 for the first time with a $1 billion senior bond issue, the largest, with the longest maturity (10 years) and the lowest funding cost of a Mexican bank in the country’s history.

In 2012, lending rose 12.1%, mainly due to growth in consumer credit and mortgage loans. In addition, bank savings increased 15.3% and customer funds under management up by 15.1%.

Profit attributable to the Parent bank from Mexico in 2012 increased 8.6% to €1,009 million. Disregarding non-controlling interests, which were affected by the sale of 24.9% of the capital in September 2012, there was a 14.7% increase in net profit. The growth was founded on net interest income and net commissions which more than covered the rising costs. The number of branches for Select customers was doubled to over 70 specialized branches to serve the high income segment. There is also an expansion plan for 200 branches over the next three years in order to strengthen the distribution network and take advantage of the growth expected in the market.

For 2012 ROE was 24.9% (as compared to 21.0% in 2011) and at the end of 2012, the NPL ratio slightly increased by 12 percentage points to 1.94% and the NPL coverage ratio was 157%.

Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of assets. As of December 31, 2012, we had 504 branches, 12,364 employees and more than 3.5 million customers and market shares of 19.1% in loans and 16.5% in deposits.

In 2012 savings rose 11%, while mutual funds declined 6%. Customer loans increased 15%.

Profit attributable to the Parent bank from Chile decreased 18.7% in 2012 to €490 million heavily impacted by the effect of the change in the scope of consolidation as a result of the placement made at the end of 2011 and by credit loss provisions. For 2012, the ROE was 21.7%, the NPL ratio increased to 5.2% and the NPL coverage ratio was 58%.

Argentina. Santander Río is one of the country’s leading banks, with market shares of 8.6% in lending and 9.3% in savings. It has 370 branches, 6,807 employees and 2.4 million customers.

During the year, lending (+9%) continued to grow strongly. Deposits rose 5%, and mutual funds were down by 8%.

Profit attributable to the Parent bank was €326 million, 14.6% higher. At the end of 2012, the ROE was 45.1%, NPL ratio was 1.7% and the NPL coverage ratio was 143%.

Uruguay. Santander is the largest private sector bank in the country in terms of the number of branches (84) and business (market share of 18.2% in lending and 15.6% in deposits). As of December 31, 2012, we had 1,218 employees and 266,000 customers.

Profit attributable to the Parent bank was €47 million in 2012, 137.3% higher than in 2011 following the purchase of Creditel and the NPL ratio was 0.88% as of December 31, 2012.

Puerto Rico. As of December 31, 2012, Banco Santander Puerto Rico had 118 branches, 1,655 employees and 526,000 customers.

Profit attributable to the Parent bank from Puerto Rico in 2012 was €57 million, a 70.3% increase as compared to 2011. At the end of 2012, the NPL ratio stood at 7.14% and the NPL coverage ratio was 62%.

Peru. As of December 31, 2012, Banco Santander Perú, S.A. had 1 branch and 52 employees. The unit’s activity is focused on companies and on the Group’s global customers. At the end of 2012, and together with a front rank international partner with wide experience in Latin America, we began to operate a new entity specialized in auto finance that will work with all manufacturers and dealers in the country.

Profit attributable to the Parent bank from Peru was €16 million in 2012, 49.9% higher than in 2011.

United States

Santander US includes Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

Sovereign Bank, with 722 branches, 2,268 ATMs and more than 1.7 million customer-households, at December 31, 2012, is developing a business model focused on retail customers and companies. At that date, Santander US had 9,544 employees. Santander US accounted for 4.7% of the total customer funds under management, 5.8% of total loans to customers and 23.4% of profit attributed to the Parent bank of the Group’s main business areas.

Santander US obtained attributable profit of €805 million in 2012, which was 19.8% less than in 2011. For 2012, ROE was 15.4% and the NPL ratio was 2.3%, which represents a 9.1 and 0.6 percentage points reduction from 2011, respectively. At December 31, 2011, SCUSA increased its capital by admitting new shareholders, with the result that the Santander Group stake in the company went from 91.5% to approximately 65%. In addition, the earnings were affected by the impact in the third quarter of 2012 of the charge booked for Trust Piers due to the settlement reached in court to remunerate an investment at a higher rate of interest than it was earning.

At Sovereign Bank the profit attributable to the Parent bank in 2012 was €466 million as compared to €520 million a year earlier. The decrease was mainly due to a 36.0% reduction in total income, which reflects the fall in long-term interest rates, the reduction in the non-strategic portfolio and the increased regulatory pressure. In addition, a charge was booked after the Trust Piers settlement. Lastly, a strong reduction of impairment losses on financial assets, due to a further reduction in the non-performing loans, partially offset the above mentioned impacts.

At SCUSA, on a consolidated basis, the contribution to the Group was $436 million, lower than in 2011 for two reasons: the reduction in the stake to 65%, representing an impact of around $50 million each quarter, and the use of loan-loss provisions in the first quarter of 2011, due to a better than expected evolution of the portfolios acquired at the time of the purchase. Excluding these factors, the contribution was similar to that of 2011.

Second or business level:

Retail Banking

Profit attributable to the Parent bank of retail banking in 2012 was €5,892 million, 9.0% lower as compared to 2011. This reduction was mainly due to higher loan-loss provisions and the impact of higher minority interests on Latin American units. In comparison with 2011, the performance of earnings was negatively affected by the following changes in the scope of consolidation: (i) SCUSA started consolidating by the equity method in December 2011 after the entry of new partners; (ii) our insurance activities in Latin America started consolidating by the equity method after the agreement with Zurich Financial Services Group in the fourth quarter of 2011 by which we handed over control over our insurance businesses in the five key Latin American markets (Brazil, Chile, Mexico, Argentina and Uruguay); and (iii) increased non-controlling interests. The effect of interest rate variations was near zero.

Retail Banking generated 87% of the operating areas’ total income and 171% of profit attributable to the Parent bank. This segment had 174,764 employees as of December 31, 2012.

The performance by geographic areas reflects the varying economic environments with lower growth in developed economies and a better macroeconomic environment in emerging countries.

The attributable profit of retail banking in Continental Europe decreased 7.8% in an environment of reduced activity and deterioration of the loan portfolios of Spain and Portugal partially offset by the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany and control of costs.

The profit attributable to the Parent in Retail Banking in U.K. was 13.4% lower than in 2011, largely due to lower net interest income (higher cost of funding and low interest rates).

The profit attributable to the Parent in Retail Banking in Latin America was 3.1% lower than in 2011. The good performance of the net interest income was offset by higher administrative expenses and impairment losses and the higher impact of minority interests following the sale of shares in the banks in Brazil, Mexico and Chile.

Retail Banking profit attributable to the Parent in the U.S. were 26.0% lower than in 2011. This reflects the reduced stake in SCUSA and the one-off charge at Sovereign Bank for the Trust Piers settlement to remunerate an investment at a higher rate of interest than it was earning.

Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (mainly Banif in Spain and Santander Private Banking in the U.K., Italy and Latin America), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.

For accounting purposes, Banif was merged by absorption into Banco Santander, S.A. beginning January 1, 2013.

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

This segment, managed by Santander Global Banking & Markets, contributed 11% of the operating areas’ total income and 56% of profit attributable to the Parent bank in 2012. Profit attributable to the Parent bank in 2012 by Global Wholesale Banking decreased 2.9% when compared to 2011, at €1,911 million. After a good start, the year experienced significant levels of volatility and uncertainty in the face of the worsening eurozone crisis. This conditioned business activity to a large extent. This segment had 7,027 employees as of December 31, 2012.

Santander Global Banking & Markets maintained the main drivers of its business model: client-focused, global reach of the division and interconnection with local units. At the strategic level, the area focused on strengthening the results of its client franchise and maintaining active management of risk, capital and liquidity. This management intensified in the second part of 2012, with an adjustment of exposures and limits by sectors and clients.

The division continued to accompany the Group in its international development in Poland and the northeast of the U.S. in order to capture the revenues synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

Santander is present in global transaction banking (which includes cash management, trade finance and basic financing and custody), in corporate finance (comprising mergers and acquisitions and equity capital markets), in credit markets (which include origination and distribution of corporate loans or structured finance, bond origination and securitization teams and asset and capital structuring), in rates (which covers fixed income and exchange rate) and in global equities (activities relating to the equity markets).

Asset Management and Insurance

This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2012, this segment accounted for 2% of total income and 12% of profit attributable to the Parent bank. Profit attributable to the Parent bank by Asset Management and Insurance was €402 million in 2012 or 8% lower than in 2011. This segment had 1,881 employees at the end of 2012.

In July 2012, an agreement was reached with Abbey Life Insurance ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated extraordinary gross results of €435 million.

In December 2012, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The operation valued Santander’s insurance business in the transaction at €431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Spain’s run-off real estate

This segment focuses on managing real estate clients with potentially problematic exposures in the Group in order to reduce their exposure, and managing property and land, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale.

At the end of 2012, this segment had 716 employees.

In 2012, this segment had €4,769 million of losses attributable to the Parent bank as compared to €1,876 million of losses in 2011. The strong increase is mainly due to impairment losses accounted for during the year due to the deterioration of the real estate portfolio.

Corporate Activities

At the end of 2012, this area had 2,374 employees.

This area is responsible for, on the one hand, a series of centralized activities to manage the structural risks of the Group and of the Parent bank. It executes the necessary activities for managing interest rates, exposure to exchange-rate movements and the required levels of liquidity in the Group. On the other hand, it acts as the Group’s holding entity, managing the Group’s global capital as well as that of each of the business units.

The Corporate Activities area had a loss of €1,142 million in 2012 as compared to losses of €1,671 million in 2011. This variation was mainly due to lower impairment losses during the period partially offset by a decrease in income as a result of the liquidity buffer and the higher cost of funding and the increase in writedowns (which included the impairment of goodwill in Italy).

With respect to the area’s activities:

Management of the exposure to exchange-rate movements, both from investments in the shareholders’ equity of units in currencies other than the euro as well as from the results generated for the Group by each of the units, also in various currencies, is also conducted on a centralized basis. This management (dynamic) is carried out by exchange-rate derivative instruments minimizing at each moment the financial cost of hedging.

Management of structural liquidity aims to finance our recurrent activity in optimum conditions of maturity and cost. The decisions whether to go to the wholesale markets to capture funds and cover stable and permanent liquidity needs, the type of instrument used, the maturity date structure and management of the associated risks of interest rates and exchange rates of the various financing sources, are also conducted on a centralized basis.

The financial management unit uses financial derivatives to cover the interest rate and exchange rate risks from new issuances. The net impact of this hedging is recorded in the gains/losses on financial transactions in corporate activities. The financial management area also analyzes the strategies for structural management of credit risk aiming to reduce concentrations by sectors, which naturally occur as a result of commercial activity. Derivative transactions achieve an effect similar to selling some assets and acquiring others enabling us to diversify the credit portfolio as a whole.

In addition, the area of Corporate Activities acts as the Group’s holding entity. It manages all capital and reserves and allocations of capital to each of the business units as well as provides liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is calculated based on the cost of Banco Santander senior debt.

Lastly, the equity stakes that the Group takes within its policy of optimizing investments is reflected in corporate activities.

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market, see Note 52 to our consolidated financial statements.

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for each of the past three years recast as described in the Explanatory Note.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

Average Balance Sheet—Assets and Interest Income

	Year ended December, 31
	2012			2011			2010
	Average			Average			Average
	Balance	Interest	Average Rate	Balance	Interest	Average Rate	Balance	Interest	Average Rate
	(in millions of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	21,172	91	0.44%	8,436	187	2.22%	8,441	87	1.03%
International	75,572	2,602	3.44%	73,259	3,005	4.10%	52,936	1,846	3.49%

	96,744	2,693	2.78%	81,695	3,192	3.91%	61,377	1,933	3.15%
Due from credit entities
Domestic	25,257	136	0.54%	22,140	190	0.86%	29,392	206	0.70%
International	45,600	898	1.97%	53,123	871	1.64%	51,382	839	1.63%

	70,857	1,034	1.46%	75,263	1,061	1.41%	80,774	1,045	1.29%
Loans and credits
Domestic	198,643	7,332	3.69%	217,235	7,581	3.49%	224,642	7,312	3.26%
International	550,730	38,795	7.04%	511,964	39,089	7.64%	480,885	34,272	7.13%

	749,373	46,127	6.16%	729,199	46,670	6.40%	705,527	41,584	5.89%
Debt securities
Domestic	52,382	1,946	3.72%	42,293	1,458	3.45%	44,784	1,136	2.54%
International	96,910	5,147	5.31%	106,408	5,948	5.59%	107,662	5,096	4.73%

	149,292	7,093	4.75%	148,701	7,406	4.98%	152,446	6,232	4.09%
Income from hedging operations
Domestic		211			378			169
International		472			(46)			(76)

		683			332			93
Other interest-earning assets
Domestic	75,008	803	1.07%	48,716	779	1.60%	27,811	698	2.51%
International	47,902	357	0.75%	40,029	1,176	2.94%	62,715	1,052	1.68%

	122,910	1,160	0.94%	88,745	1,955	2.20%	90,526	1,750	1.93%
Total interest-earning assets
Domestic	372,462	10,520	2.83%	338,820	10,573	3.12%	335,070	9,608	2.87%
International	816,714	48,271	5.91%	784,783	50,044	6.38%	755,580	43,029	5.69%

	1,189,176	58,791	4.94%	1,123,603	60,617	5.39%	1,090,650	52,637	4.83%
Investments in affiliated companies
Domestic	1,147	—	0.00%	443	—	0.00%	201	—	0.00%
International	3,459	—	0.00%	546	—	0.00%	52	—	0.00%

	4,606	—	0.00%	989	—	0.00%	253	—	0.00%
Total earning assets
Domestic	373,609	10,520	2.83%	339,263	10,573	3.12%	335,271	9,608	2.87%
International	820,173	48,271	5.89%	785,329	50,044	6.37%	755,632	43,029	5.69%

	1,193,782	58,791	4.92%	1,124,592	60,617	5.39%	1,090,903	52,637	4.83%
Other assets	92,815			103,259			98,955
Assets from discontinued operations	—			—			—

Total average assets	1,286,597	58,791		1,227,851	60,617		1,189,857	52,636

	Year ended December, 31
	2012			2011			2010
	Average			Average			Average
	Balance	Interest	Average Rate	Balance	Interest	Average Rate	Balance	Interest	Average Rate
LIABILITIES AND STOCKHOLDERS EQUITY
Due to credit entities
Domestic	55,339	761	1.38%	33,456	756	2.26%	28,586	389	1.36%
International	99,347	1,720	1.73%	113,182	2,107	1.86%	105,991	1,272	1.20%

	154,686	2,481	1.60%	146,638	2,863	1.95%	134,577	1,661	1.23%
Customers deposits
Domestic	153,399	2,850	1.86%	164,980	2,895	1.75%	155,244	2,839	1.83%
International	482,952	13,554	2.81%	451,710	13,924	3.08%	413,670	10,607	2.56%

	636,351	16,404	2.58%	616,690	16,819	2.73%	568,914	13,446	2.36%
Marketable debt securities
Domestic	95,054	3,175	3.34%	91,358	3,142	3.44%	105,411	2,876	2.73%
International	109,647	4,102	3.74%	104,749	3,288	3.14%	103,595	2,083	2.01%

	204,701	7,277	3.55%	196,107	6,430	3.28%	209,006	4,959	2.37%
Subordinated debt
Domestic	10,409	637	6.12%	15,321	752	4.91%	19,702	1,019	5.17%
International	10,830	1,013	9.35%	11,352	1,188	10.47%	14,394	1,211	8.41%

	21,239	1,650	7.77%	26,673	1,940	7.27%	34,096	2,230	6.54%
Other interest-bearing liabilities
Domestic	91,492	1,113	1.22%	68,103	1,242	1.82%	39,728	1,031	2.60%
International	63,062	684	1.08%	53,353	1,166	2.19%	81,999	1,184	1.44%

	154,554	1,797	1.16%	121,456	2,408	1.98%	121,727	2,215	1.82%
Expenses from hedging operations
Domestic		(974)			(805)			(1,362)
International		234			368			522

		(740)			(437)			(840)
Total interest-bearing liabilities
Domestic	405,693	7,561	1.86%	373,218	7,983	2.14%	348,671	6,793	1.95%
International	765,838	21,307	2.78%	734,346	22,042	3.00%	719,649	16,879	2.35%

	1,171,531	28,868	2.46%	1,107,564	30,025	2.71%	1,068,320	23,672	2.22%
Other liabilities	33,954			42,200			45,999
Non-controlling interest	8,424			5,934			5,660
Stockholders’ Equity	72,688			72,153			69,878
Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders’ Equity	1,286,597	28,868		1,227,851	30,025		1,189,857	23,672

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2012 compared to 2011 and 2011 compared to 2010. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis

	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	134	(230)	(96)
International	92	(496)	(404)

	226	(726)	(500)
Due from credit entities
Domestic	24	(78)	(54)
International	(134)	160	26

	(110)	82	(28)
Loans and credits
Domestic	(670)	422	(248)
International	2,847	(3,141)	(294)

	2,177	(2,719)	(542)
Debt securities
Domestic	368	120	488
International	(515)	(287)	(802)

	(147)	(167)	(314)
Other interest-earning assets
Domestic	334	(310)	24
International	195	(1,014)	(819)

	529	(1,324)	(795)
Total interest-earning assets without hedging operations
Domestic	190	(76)	114
International	2,485	(4,778)	(2,293)

	2,675	(4,854)	(2,179)
Income from hedging operations
Domestic	(167)	—	(167)
International	518	—	518

	351	—	351
Total interest-earning assets
Domestic	23	(76)	(53)
International	3,003	(4,778)	(1,775)

	3,026	(4,854)	(1,828)

Volume and rate analysis

	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	—	100	100
International	794	364	1,158

	794	464	1,258
Due from credit entities
Domestic	(57)	41	(16)
International	29	3	32

	(28)	44	16
Loans and credits
Domestic	(247)	516	269
International	2,290	2,528	4,818

	2,043	3,044	5,087
Debt securities
Domestic	(66)	388	322
International	(61)	913	852

	(127)	1,301	1,174
Other interest-earning assets
Domestic	396	(315)	81
International	(474)	599	125

	(78)	284	206
Total interest-earning assets without hedging operations
Domestic	26	730	756
International	2,578	4,407	6,985

	2,604	5,137	7,741
Income from hedging operations
Domestic	209	—	209
International	31	—	31

	240	—	240
Total interest-earning assets
Domestic	235	730	965
International	2,609	4,407	7,016

	2,844	5,137	7,981

	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	373	(368)	5
International	(246)	(141)	(387)

	127	(509)	(382)
Customers’ deposits
Domestic	(210)	165	(45)
International	925	(1,296)	(371)

	715	(1,131)	(416)
Marketable debt securities
Domestic	125	(92)	33
International	160	655	815

	285	563	848
Subordinated debt
Domestic	(275)	159	(116)
International	(53)	(122)	(175)

	(328)	37	(291)
Other interest-bearing liabilities
Domestic	353	(482)	(129)
International	184	(667)	(483)

	537	(1,149)	(612)
Total interest-bearing liabilities without hedging operations
Domestic	366	(618)	(252)
International	970	(1,571)	(601)

	1,336	(2,189)	(853)
Expenses from hedging operations
Domestic	(169)	—	(169)
International	(134)	—	(134)

	(303)	—	(303)
Total interest-bearing liabilities
Domestic	197	(618)	(421)
International	836	(1,571)	(735)

	1,033	(2,189)	(1,156)

	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	75	292	367
International	91	744	835

	166	1,036	1,202
Customers’ deposits
Domestic	174	(118)	56
International	1,037	2,280	3,317

	1,211	2,162	3,373
Marketable debt securities
Domestic	(417)	683	266
International	23	1,181	1,204

	(394)	1,864	1,470
Subordinated debt
Domestic	(217)	(50)	(267)
International	(285)	262	(23)

	(502)	212	(290)
Other interest-bearing liabilities
Domestic	581	(371)	210
International	(500)	482	(18)

	81	111	192
Total interest-bearing liabilities without hedging operations
Domestic	196	436	632
International	366	4,951	5,317

	562	5,387	5,949
Expenses from hedging operations
Domestic	558	—	558
International	(154)	—	(154)

	404	—	404
Total interest-bearing liabilities
Domestic	754	436	1,190
International	212	4,951	5,163

	966	5,387	6,353

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets—Yield Spread

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010
	(in millions of euros, except percentages)
Average earning assets
Domestic	373,609	339,264	335,270
International	820,173	785,329	755,632

	1,193,782	1,124,593	1,090,902
Interest
Domestic	10,520	10,573	9,608
International	48,271	50,044	43,029

	58,791	60,617	52,636
Net interest income (1)
Domestic	2,959	2,591	2,816
International	26,964	28,002	26,150

	29,923	30,594	28,966
Gross yield (2)
Domestic	2.82%	3.12%	2.87%
International	5.89%	6.37%	5.69%

	4.92%	5.39%	4.83%
Net yield (3)
Domestic	0.79%	0.76%	0.84%
International	3.29%	3.57%	3.46%

	2.51%	2.72%	2.66%
Yield spread (4)
Domestic	0.95%	0.98%	0.92%
International	3.10%	3.37%	3.35%

	2.46%	2.68%	2.61%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 5.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2012	2011	2010
ROA: Return on average total assets	0.24%	0.50%	0.77%
ROE: Return on average stockholders’ equity	2.91%	7.12%	11.75%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	47.34%	38.72%	40.55%
Average stockholders’ equity as a percentage of average total assets	5.65%	5.88%	5.87%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €5,013 million, €3,196 million, and €1,669 million for 2012, 2011 and 2010, respectively. The pay-out ratio for 2012 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2013.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010
Cash and due from Central Banks
Domestic	1.78%	0.75%	0.77%
International	6.35%	6.52%	4.85%

	8.13%	7.27%	5.62%
Due from credit entities
Domestic	2.12%	1.97%	2.69%
International	3.83%	4.73%	4.71%

	5.95%	6.70%	7.40%
Loans and credits
Domestic	16.70%	19.33%	20.60%
International	46.32%	45.56%	44.09%

	63.02%	64.89%	64.69%
Debt securities
Domestic	4.40%	3.76%	4.10%
International	8.15%	9.47%	9.88%

	12.55%	13.23%	13.98%
Other interest-earning assets
Domestic	6.31%	4.34%	2.55%
International	4.04%	3.57%	5.76%

	10.35%	7.91%	8.31%
Total interest-earning assets
Domestic	31.31%	30.15%	30.71%
International	68.69%	69.85%	69.29%

	100.00%	100.00%	100.00%

Loan Portfolio

At December 31, 2012, our total loans and advances to customers equaled €744.5 billion (58.6% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €719.1 billion at December 31, 2012 (56.6% of our total assets). In addition to loans, we had outstanding at December 31, 2012, 2011, 2010, 2009 and 2008 €187.7 billion, €181.6 billion, €180.0 billion, €150.6 billion and €123.3 billion respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB At December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	16,884	12,147	12,137	9,803	7,668
Commercial, financial, agricultural and industrial	61,527	65,935	67,940	70,137	56,290
Real estate and construction (*)	29,008	36,260	38,419	42,515	48,099
Other mortgages	63,886	69,297	74,462	68,866	59,784
Installment loans to individuals	12,775	12,964	15,985	20,070	21,506
Lease financing	3,857	5,043	6,195	7,534	9,253
Other	12,077	12,912	12,475	11,420	37,647

Total	200,014	214,558	227,613	230,345	240,247
Loans to borrowers outside Spain: (**):
Non-Spanish Governments	4,983	4,394	3,527	2,861	3,029
Commercial and industrial	217,358	225,961	217,747	174,763	127,839
Mortgage loans	290,825	296,330	269,893	249,065	201,112
Other	31,354	26,104	23,226	43,390	67,127

Total	544,520	552,789	514,393	470,079	399,107
Total loans and leases, gross	744,534	767,347	742,007	700,424	639,354
Allowance for loan losses (***)	(25,423)	(18,806)	(19,502)	(17,873)	(12,466)

Loans and leases, net of allowances	719,112	748,541	722,504	682,551	626,888

(*)	As of December 31, 2012, the portfolio of loans to real estate and construction companies included €15,867 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €23,442 million of such loans in 2011.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information—A. Selected Financial Data”.

At December 31, 2012, our loans and advances to associated companies and jointly controlled entities amounted to €544 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2012 was €4.0 billion (0.6% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.1 billion (1.1% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2012.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	3,161	1.70%	8,561	4.97%	5,162	1.34%	16,884	2.27%
Commercial, financial, agriculture and industrial	21,227	11.41%	19,109	11.10%	21,191	5.49%	61,527	8.26%
Real estate and construction	2,461	1.32%	3,064	1.78%	23,483	6.08%	29,008	3.90%
Other mortgages	10,001	5.38%	1,671	0.97%	52,214	13.52%	63,886	8.58%
Installment loans to individuals	5,602	3.01%	4,199	2.44%	2,974	0.77%	12,775	1.72%
Lease financing	551	0.29%	1,870	1.09%	1,436	0.37%	3,857	0.52%
Other	7,491	4.03%	1,960	1.14%	2,626	0.68%	12,077	1.62%

Total borrowers in Spain	50,494	27.14%	40,434	23.48%	109,086	28.24%	200,014	26.87%
Loans to borrowers outside Spain: (*)
Non-Spanish Governments	1,754	0.94%	1,198	0.70%	2,031	0.53%	4,983	0.67%
Commercial and Industrial	97,418	52.36%	81,261	47.20%	38,679	10.01%	217,358	29.19%
Mortgage loans	16,531	8.89%	41,567	24.14%	232,727	60.24%	290,825	39.06%
Other	19,843	10.67%	7,716	4.48%	3,795	0.98%	31,354	4.21%

Total loans to borrowers outside Spain	135,546	72.86%	131,742	76.52%	277,232	71.76%	544,520	73.13%
Total loans and leases, gross	186,040	100.00%	172,176	100.00%	386,318	100.00%	744,534	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2012.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	25,965	176,495	202,460
Variable rate	123,555	232,479	356,034

Total	149,520	408,974	558,494

Non-Accrual of Interest Requirements

We stop accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset and on category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings. Thereafter, we recognize the passage of time (financial effect) releasing provisions for loan losses by calculating the present value of the estimated future cash flows using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.

The following table shows the amount of non accrued interest owed on impaired assets and the amount of such interest that was received:

	IFRS-IASB At December 31,
	2012	2011	2010
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on impaired assets
Domestic	566	463	359
International	1,313	1,261	1,116

Total	1,879	1,724	1,475
Non accrued interest on the basis of contractual terms received on impaired assets
Domestic	190	215	165
International	229	199	180

Total	419	414	345

The balances of impaired loans as of December 31, 2012, 2011 and 2010 are as follows:

	Millions of Euros
	2012	2011	2010
Other impaired loans (*)	4,735	4,591	4,872
Impaired loans more than ninety days past due	31,326	27,415	23,606

Total impaired loans	36,061	32,006	28,478

(*)	See above “our 2012 20-F item 3 B. Business overview “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in Note 10 to our consolidated financial statements.

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements, by domicile of customer, for the years indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	6,907	6,810	6,993	5,949	4,512
Borrowers outside Spain	11,951	12,734	10,906	6,771	4,284

Total	18,858	19,544	17,899	12,720	8,796
Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	(266)	(1,267)	—	1,426	2,310

Total	(266)	(1,267)	—	1,426	2,310
Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	8,847	3,169	2,326	2,615	1,058
Borrowers outside Spain	10,992	9,581	9,078	9,388	5,539

Total	19,839	12,750	11,404	12,003	6,597
Charge offs against credit loss allowance
Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,237)	(732)
Borrowers outside Spain	(8,599)	(9,495)	(8,582)	(8,558)	(3,821)

Total	(11,346)	(12,293)	(10,756)	(9,795)	(4,553)
Other movements (3)	(1,618)	124	997	1,545	(430)
Allowance for credit losses at end of year (4) (5)
Borrowers in Spain	11,711	6,907	6,810	6,993	5,949
Borrowers outside Spain	13,756	11,951	12,734	10,906	6,771

Total	25,467	18,858	19,544	17,899	12,720

Recoveries of loans previously charged off against income statement
Borrowers in Spain	272	297	201	115	130
Borrowers outside Spain	1,044	1,487	979	800	570

Total	1,316	1,784	1,180	915	700
Average loans outstanding
Borrowers in Spain	198,643	217,235	224,642	230,642	235,002
Borrowers outside Spain	550,730	511,964	480,885	436,857	340,939

Total	749,373	729,199	705,527	667,499	575,941
Net charge-offs against loan loss allowance to average loans ratio (6)
Borrowers in Spain	1.25%	1.15%	0.88%	0.49%	0.26%
Borrowers outside Spain	1.37%	1.56%	1.58%	1.78%	0.95%

Total	1.34%	1.44%	1.36%	1.33%	0.67%

(1)	The line items titled “Consolidation/deconsolidation of companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure was not applicable in 2010 because the fair value of loans acquired in business combinations was disclosed net of allowances. The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011.

(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	The changes in “Other Movements” from 2012, to 2011, to 2010, to 2009 and to 2008 principally reflect foreign exchange differences.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 3. Key information—A. Selected Financial Data”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(6)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2012, 2011 and 2010 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of December 31, 2012 was 62%. The figure outside Spain includes certain countries such as Brazil where mortgages (which are Brazil’s main type of collateral) represent approximately a 5%, which means that the amount of loan write-offs contributed each year by these countries is far higher, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	85	135	41	32	30
Real estate and construction	38	31	32	15	5
Other mortgages	10	37	32	24	11
Installment loans to individuals	137	92	89	43	75
Lease finance	—	1	1	1	6
Other	2	1	6	—	3

Total Borrowers in Spain	272	297	201	115	130
Borrowers outside Spain
Government and official institutions	—	—	4	—	—
Commercial and industrial	877	1,208	877	732	484
Mortgage loans	79	197	72	35	28
Other	88	82	26	33	58

Borrowers outside Spain	1,044	1,487	979	800	570

Total	1,316	1,784	1,180	915	700
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,290	1,070	688	785	295
Real estate and construction	5,378	672	706	543	(72)
Other mortgages	1,291	818	164	288	288
Installment loans to individuals	709	489	663	891	475
Lease finance	57	122	83	74	33
Other	122	(2)	22	34	39

Total Borrowers in Spain	8,847	3,169	2,326	2,615	1,058
Borrowers outside Spain
Government and official institutions	—	(4)	48	14	(8)
Commercial and industrial	9,673	7,962	8,134	8,400	3,194
Mortgage loans	624	1,163	525	568	271
Other	695	460	371	406	2,082

Borrowers outside Spain	10,992	9,581	9,078	9,388	5,539

Total	19,839	12,750	11,404	12,003	6,597
Charge-off against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(755)	(980)	(704)	(356)	(122)
Real estate and construction	(676)	(133)	(191)	(137)	(34)
Other mortgages	(400)	(592)	(369)	(236)	(62)
Installment loans to individuals	(839)	(870)	(841)	(481)	(503)
Lease finance	(27)	(220)	(61)	(26)	(3)
Other	(50)	(3)	(8)	(1)	(8)

Total Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,237)	(732)
Borrowers outside Spain
Government and official institutions	—	—	(43)	—	—
Commercial and industrial	(7,402)	(8,445)	(7,994)	(7,827)	(2,807)
Mortgage loans	(477)	(791)	(445)	(393)	(2)
Other	(720)	(259)	(100)	(338)	(1,012)

Borrowers outside Spain	(8,599)	(9,495)	(8,582)	(8,558)	(3,821)

Total	(11,346)	(12,293)	(10,756)	(9,795)	(4,553)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

	IFRS-IASB Year Ended December 31,
Allowances for Credit Losses	2012	%	2011	%	2010	%	2009	%	2008	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,775	6.97	1,579	8.37	1,499	7.67	1,743	9.74	1,690	13.29
Real estate and construction (*)	7,511	29.49	3,210	17.02	2,723	13.93	1,896	10.59	1,490	11.72
Other mortgages	1,420	5.58	1,325	7.03	1,329	6.80	1,375	7.68	1,272	10.00
Installment loans to individuals	823	3.23	690	3.66	1,065	5.45	1,674	9.35	1,182	9.29
Lease finance	103	0.40	101	0.54	169	0.87	216	1.21	113	0.89
Other	79	0.31	2	0.01	25	0.13	89	0.50	202	1.59

Total Borrowers in Spain	11,711	45.98	6,907	36.62	6,810	34.85	6,993	39.07	5,949	46.77
Borrowers outside Spain:
Government and official institutions	30	0.12	31	0.17	31	0.16	19	0.11	14	0.11
Commercial and industrial	10,628	41.74	9,334	49.50	9,811	50.20	8,529	47.65	4,518	35.52
Mortgage loans	2,054	8.06	1,791	9.50	1,876	9.60	1,555	8.69	1,615	12.70
Other	1,043	4.10	795	4.21	1,016	5.20	803	4.48	624	4.91

Total Borrowers outside Spain	13,756	54.02	11,951	63.38	12,734	65.15	10,906	60.93	6,771	53.23

Total	25,467	100.00	18,858	100.00	19,544	100.00	17,899	100.00	12,720	100.00

(*)	As of December 31, 2012, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €7,034 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Impaired Balances

The following tables show our impaired assets (loans, securities and other assets to collect) and contingent liabilities, excluding country-risk. We do not keep records classifying balances as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our balances that would have been so classified, to the extent possible, below.

	IFRS At December 31,
Non-performing balances	2012	2011	2010	2009	2008
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	16,623	15,340	12,474	10,406	6,406
International	19,438	16,666	16,004	14,148	7,785

Total	36,061	32,006	28,478	24,554	14,191

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €5,176 million, €5,106 million, €4,843 million, €2,997 million and €2,878 million, at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(2)	Non-performing balances due to country risk were €6 million, €7 million, €8 million, €8 million, and €3 million, at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(3)	We estimate that at December 31, 2012, 2011, 2010, 2009 and 2008 (i) the total amount of our non-performing past-due balances was €31,326 million, €27,415 million, €23,606 million, €21,270 million and €11,773 million, respectively, and (ii) the total amount of our other non-performing was €4,735 million, €4,591 million, €4,872 million, €3,284 million and €2,418 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2012 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be impaired due to credit risk at December 31, 2012, classified by geographical location of risk and by age of the oldest past-due amount (see Note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,782	1,232	821	3,280	9,348
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,667	5,082	3,492	11,685	35,301

The financial assets classified under the caption “loans and receivables” of our balance sheet as of December 31, 2012 that are considered to be impaired due to credit risk and bear past-due amounts of more than 12 months amounted to €11,685 million (33.1% of total impaired loans).

Evolution of Impaired Balances

The following tables show the movement in our impaired assets and contingent liabilities (excluding country risk).

	IFRS
	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
(in millions of euros)	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	2012	2011	2010	2009	2008
Opening balance	32,006	32,534	34,338	35,802	32,006	28,478	24,554	14,191	6,179
Increases	8,306	9,994	8,130	8,553	34,983	34,379	31,764	36,067	23,545
Cash recoveries	(3,990)	(4,087)	(3,739)	(4,482)	(16,298)	(15,466)	(15,802)	(15,951)	(11,133)
Foreclosed assets	(701)	(483)	(574)	(388)	(2,146)	(2,791)	(2,484)	(1,882)	(1,066)
Changes in scope of consolidation	(602)	(25)	(1)	—	(628)	69	55	1,033	2,089
Exchange differences	37	(71)	(40)	(435)	(509)	(370)	1,147	890	(871)
Write-offs	(2,522)	(3,524)	(2,312)	(2,989)	(11,347)	(12,293)	(10,756)	(9,794)	(4,552)

Closing balance	32,534	34,338	35,802	36,061	36,061	32,006	28,478	24,554	14,191

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS At December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages)
Computable credit risk (1)	793,449	820,968	802,192	758,347	697,200
Non-performing balances by category:
Individuals	16,828	15,951	15,562	14,590	10,114
Mortgages	7,281	6,872	6,304	6,111	3,239
Consumer loans	5,961	6,254	6,487	6,164	5,711
Credit cards and others	3,586	2,825	2,771	2,315	1,164
Enterprises	18,155	14,995	11,321	7,812	2,860
Corporate Banking	991	954	1,550	2,127	1,130
Public sector	87	106	45	25	87

Total non performing balances	36,061	32,006	28,478	24,554	14,191
Allowances for non-performing balances	26,112	19,531	20,552	18,497	12,863
Ratios
Non-performing balances (2) to computable credit risk	4.54%	3.90%	3.55%	3.24%	2.04%
Coverage ratio (3)	72.41%	61.02%	72.17%	75.33%	90.64%
Balances charged-off to total loans and contingent liabilities	1.27%	1.29%	1.21%	1.17%	0.55%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €36,061 million at December 31, 2012, a €4,055 million increase as compared to €32,006 million at December 31, 2011. The Group’s NPL ratio as of December 31, 2012 was 4.54%, as compared to 3.90% as of December 31, 2011.

The NPL coverage ratio as of December 31, 2012 was 72.4%, as compared to a coverage ratio of 61.0% at the end of 2011. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The main reasons for the increases in the NPL ratio are the following:

• The still weak situation in some markets continues to push up NPLs due to the rise in bad and doubtful loans and slower growth in lending, or reductions in lending volumes in some cases.

• The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

The NPL ratios by country as of December 31, 2012 are set out below.

• The NPL ratio in Spain was 3.8% compared with 3.5% at December 2011). Spain’s recession is pushing up NPL entries. The coverage level to 50.0% up from 40.7% at the end of 2011. Spain’s run-off real estate segment registered a NPL ratio of 54.1% as of December 31, 2012 up from 33.5% as of December 31, 2011.

• In Portugal, the NPL ratio increased again in December 2012 to 6.6%, compared to 4.1% as of December 31, 2011) due to the difficult economic environment and mainly concentrated in loans to enterprises. Coverage was 53% as of December 31, 2012.

• Santander Consumer Finance’s NPL ratio was 3.9%, below that at the end of December 2011 (4.0%). Coverage ratio remained virtually unchanged in December 2012 (110%) compared to December 31, 2011.

• Poland’s Bank Zachodni WBK has a NPL ratio of 4.72%, less than at the end of December 2011 (4.9%) and well below the 6.4% recorded in June 2011 when it was consolidated into the Group. Coverage ratio was 68% as of December 31, 2012.

• In the U.K., the NPL ratio was 2.05% (1.85% in December 2011). Coverage ratio was 44.14% as of December 31, 2012. Loan-loss provisions rose 25%, although the rate of growth slowed. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both better than the sector average, according to the Council of Mortgage Lenders (CML).

• The NPL for Latin America ratio increased from 4.32% to 5.42%, while coverage decreased from 97% to 88%. Brazil’s NPL ratio is 6.86%, up 148 basis points since December 2011. Provisions for loan losses were 46.2% higher, due to worsening of credit quality in the system, given the environment of low economic growth. However, they started to decline in the third and fourth quarters. Coverage ratio was 90% as of December 31, 2012. The increase in NPL was mainly driven by the commercial, financial and industrial loan portfolios due to unfavorable economic conditions resulting from a slowdown in Brazilian economic activity in 2012 and 2011 and by the installment loans to individuals lending portfolio due to a high level of household debt of Brazilian families combined with inflation.

• Sovereign’s NPL ratio was 2.3% and coverage 106%. The evolution of both in the first half of 2012 was good and the NPL ratio has declined and coverage increased in every quarter since the end of 2009 due to the improved composition of the portfolio and strict management of risk.

Allowances for non performing balances were €26,112 million at December 31, 2012, a €6,581 million increase as compared to €19,531 million at December 31, 2011. The Group has significantly increased provisions in 2012, mainly in the real estate sector in Spain (see Item 4 “Information of the Company. B-Business Overview-Other Material Events” in the 2012 Form 20-F) and in Latin America largely influenced by increased lending, collective provisions and a worsening of non-performing loans in some markets.

In Spain, the increase in provisions recognized in 2012 was the result of the downturn in the Spanish economy. During 2012, the Spanish economy contracted, provoking a deterioration in the unemployment rate; this situation has affected the amounts expected to be recovered (as a result of the worsening economic situation of borrowers) and has resulted in a decrease in the value of collateral. The impact of these factors was felt in the portfolios of financing to the real estate sector. The real estate sector is being particularly impacted by the Spanish economy and the restructuring of the sector itself, prompted by a drastic reduction in business volume, which is leading to a substantial reduction in installed capacity. Partially offsetting the effect on the market of the decline in construction activity are the volumes of properties foreclosed by financial institutions in the last few years. The excess supply derived from the stock of unsold properties continues to push down the prices of the real estate assets.

In addition to the real estate provisions in Spain explained above, the main increases in the allowances for non performing balances are the following:

In Brazil the allowances for non performing balances increased during 2012 in €852 million due to worsening credit quality in the banking system given the environment of low economic growth. This increase in allowances is concentrated in installment loans to individuals.

In the U.K. the allowances for non performing balances increased during 2012 in €431 million (or 25%) due to an increase of 96.5% in provisions during the year. This increase in provisions mainly relates to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions relate to assets acquired from Alliance & Leicester plc (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision reflects the increasing losses experienced in these portfolios.

In Portugal the allowances for non performing balances increased during 2012 in €306 million due to the difficult economic environment and mainly concentrated in loans to enterprises.

Other non-accruing balances

As described previously herein under “Bank of Spain Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Balances classified as non-performing balances	36,061	32,006	28,478	24,554	14,191
Non-performing balances due to country risk	6	7	8	7	2

Total non-accruing balances	36,067	32,013	28,486	24,561	14,193

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

The preparation of the Group’s consolidated financial statements requires a significant amount of judgment involving estimates and assumptions which can be inherently uncertain at the time they are made (see Note 1.c to our consolidated financial statements). Changes in assumptions may have a significant impact on the financial statements in the periods in which they are changed. Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change.

We believe that of our significant accounting policies, the following may involve a high degree of judgment:

Fair value of financial instruments

Trading assets or liabilities, financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives are recorded at fair value on the balance sheet. The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between willing parties. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used.

The following subsections set forth the most important financial instruments and families of derivatives, and the related valuation techniques and inputs, by asset class.

•	Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including regular and digital cap and floor options as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

•	Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or, when possible, are implied from market quotes of correlation-dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

•	Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies (quoted instruments similar to the instrument to be valued) or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

The determination of fair value requires the use of estimates and certain assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data, and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

In Note 2. d) iii. to our consolidated financial statements additional information can be found regarding valuation techniques used by the Group, along with details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Allowance for credit losses for financial instruments accounted for at amortized cost

Financial assets accounted for at amortized cost and contingent liabilities are assessed for objective evidence of impairment and any resulting allowances for credit losses are recognized and measured in accordance with IAS 39. Credit losses exist if the carrying amount of an asset or claim or a portfolio of assets or claims exceeds the present value of the estimated future cash flows.

When a loan is deemed partially uncollectible, a provision is recorded (charged against earnings) as opposed to a partial write-off (removal from the balance sheet), since a partial write-off of the loan is not permitted by the Bank of Spain. If a loan becomes entirely uncollectible, the provision is increased to 100% of the loan balance. Accordingly, we recognize a credit loss on any loan at the time it is deemed to be impaired.

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until we consider that the recovery of those amounts is remote.

We consider recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as doubtful due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered remote, it is written-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

For the purpose of determining impairment losses, we monitor our debtors as described below:

•	Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics, which are classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•	Collectively, in all other cases, which are classified by the Group as “standardized” by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

As regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

We have certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, we must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a. Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as doubtful is generally recognized in accordance with the criteria set forth below:

i. Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually. The allowances percentages are determined taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors. Loans are identified as impaired and income no longer accrued when it is determined that collection of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, unless the loan is well secured and in the process of collection. According to Bank of Spain’s requirements, non-performing loans must be fully provisioned (hence all the credit loss recognized) when they are more than 12 months overdue.

ii. Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

b. General allowance for inherent losses (collective):

Additionally, based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognized at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognized in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.

c. Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, we classify all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of our country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

The allowance for credit losses for financial instruments accounted for at amortized cost recorded by Grupo Santander as at December 31, 2012, using the methodology outlined above, was €26,166 million.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRS-IASB. With the objective of ensuring that the provisions resulting from the application of the above explained criteria required by the Bank of Spain are reasonable under IFRS-IASB, we estimate the allowances for credit losses using our internal models based on our own credit loss experience and management’s estimate of future credit losses in order to confirm that there are no material differences.

Our internal models (a full description of our credit risk management system is included in Item 3 Information on the Company. B Business Overview- Allowance for Credit Losses and Country Risk Requirements and in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 4. Credit Risk) determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on a debt instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

We use the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.

The incurred loss is the expected cost, which will be disclosed in the one-year period after the reporting date, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The methodology for determining the allowance for losses arising from credit risk seeks to identify the amounts of losses incurred at the reporting date which, regardless of whether they have been disclosed, we know, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

These internal models produce a result that is substantially the same as the level of provisions at which we arrive using the parameters established by the Bank of Spain. Therefore, there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

Impairment

Certain assets, including goodwill, other intangible assets, non-current assets held for sale, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

In relation to goodwill, the first step of the impairment review process requires the identification of the cash-generating units (“CGU”). These are the smallest identifiable group of assets that, as a result of continuing operations, generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to these CGUs; this allocation is reviewed following a business reorganization.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustments arising on the business combination) of all the assets and liabilities of all the independent legal entities comprising the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The carrying value of the CGU, including the allocated goodwill, is compared to its fair value to determine whether an impairment exists. To calculate these fair values, management may use quoted prices, if available, appraisals made by independent external experts or internal estimations. Assumptions about expected future cash flows require management to make estimations and judgments. For this purpose, we analyze the following: (i) certain macroeconomic variables that might affect its investments (including population data, the political and economic environment, as well as the banking system’s penetration level); (ii) various microeconomic variables comparing our investments with the financial industry of the country in which we carry on most of our business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio and return on equity, among others); and (iii) the price earnings (“P/E”) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and those of comparable local financial institutions.

To supplement this, we perform estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the most significant assumptions used are: (i) cash flow projections, which are based on the five-year financial budgets approved by the directors; (ii) discount rates, which are determined as the cost of capital consisting of the risk-free rate plus a risk premium in line with the market and the business in which the units operate; and (iii) a constant growth rate used to extrapolate the cash flows in perpetuity which is determined considering the evolution of GDP of the market in which the cash-generating unit in question operates.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based in order to confirm that the recoverable amounts still continue to exceed the carrying amounts and therefore no impairment would be recorded through the income statement. As of December 31, 2012, 2011 and 2010, none of our other cash-generating units with significant goodwill had a recoverable amount below or near its carrying amount, except as for the cases described below. We consider that a cash-generating unit is “near” its carrying amount when reasonably possible changes in the key assumptions on which management has based the determination of the cash generation unit’s recoverable amount would cause such cash generation unit’s carrying amount to exceed its recoverable amount.

Each cash-generating unit corresponds to separate entities for which all of their assets and liabilities are included in the carrying amount at their consolidated book value, which includes any fair value adjustments that may have arisen as a consequence of the corresponding business combinations. For the purpose of impairment testing, goodwill acquired in business combinations is allocated to each cash-generating unit that is expected to benefit from the synergies of the combination. Apart from goodwill, the Group carries no other significant corporate assets or liabilities that contribute to the future cash flows of the different cash generating units, so no further allocation is necessary to determine their carrying amount.

In 2012, in accordance with the estimates, projections and sensitivity analysis available to the Bank’s directors, we recognized impairment charges of €156 million related to goodwill of our subsidiaries in Italy.

In 2011, our impairment reviews resulted in impairment charges of €660 million related to goodwill of our subsidiaries in Portugal and €501 million due to the review of the useful lives of our intangible assets.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Therefore, we annually conduct a review of the recoverable values of these assets, taking into account the features of our assets and using specialist external appraisals. After performing this assessment at December 31, 2012, 2011 and 2010 the allowance that covers the value of our non-current assets held for sale amounted to €4,416 million, €4,512 million and €2,500 million, respectively.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. After performing this analysis, an impairment loss of €100 million on the investment in Metrovacesa was recorded in 2011. In 2012 and 2010 there was no evidence of material impairment on the Group’s equity method investments.

In relation to the available for sale securities (debt and equity instruments) at the end of each year, we make an assessment of whether there is any objective evidence that any our available for sale securities of is impaired. This assessment includes but is not limited to an analysis of the following information: (i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; (ii) market-related information, such as changes in the general economic situation or changes in the issuer’s sector which might affect its ability to pay; (iii) changes in the fair value of the security analyzed and the reason for such changes-whether they are intrinsic or the result of the general uncertainty concerning the economy or the country-; and (iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for us is taken into account. As a general rule, for these purposes we consider a significant fall to be a 40% drop in the value of the asset and/or a continued fall over a period of 18 months. Nevertheless, it should be noted that we assess, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, we consider that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under valuation adjustments. Also, where we do not intend and/or are not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.

At the end of 2012 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €13 million in respect of debt instruments (€125 million in 2011 and €14 million in 2010). The impairment losses recognised in 2011 included €106 million relating to Greek sovereign debt. At 2012, 2011 and 2010 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2012, most of the losses on government debt securities recognized in the Group’s equity (approximately 97% of the total) related to the decline in value of the Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions exacerbated by the interventions in recent years of Ireland, Greece and Portugal. There had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payments obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

During 2012, 2011 and 2010 we completed the analysis described above for equity securities and we recognized impairments amounting to €344 million (€704 million in 2011 and €319 million in 2010). The impairment losses recognized in 2011 included €592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price as of December 31, 2011. No additional significant impairments were recorded in 2012 for the remainder of the equity securities that showed unrealized losses as of December 31, 2012 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

Retirement Benefit Obligations

We provide pension plans in most parts of the world. For defined contribution plans, the pension cost recognized in the consolidated income statement represents the contribution payable to the scheme. For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary using the projected unit credit method. This cost is annually charged to the consolidated income statement.

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•	annual discount rate-determined, when available, by reference to high-quality corporate bonds;

•	mortality tables;

•	annual social security pension revision rate;

•	price inflation;

•	annual salary growth rate; and

•	the method used to calculate vested commitments to current employees.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognized as a liability in the balance sheet.

Further information on retirement benefit obligations is set out in Notes 2 and 25 to our consolidated financial statements.

Business combinations and goodwill

Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions as well as acquired intangible assets which include core deposits, customer lists, brands and assets under management. Accounting for goodwill and acquired intangible assets requires management’s estimates regarding: (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period (for identified intangible assets other than goodwill) and (3) the recoverability of the carrying value of acquired intangible assets.

To determine the initial amount of goodwill to be recognized on an acquisition, we have to determine the fair value of the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid.

We test goodwill for impairment at the reporting unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs. We disclose our goodwill impairment assessment methodology in “Critical Accounting Policies – Impairment”.

The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

For acquired intangible assets, the amortization period is reviewed annually. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combinations is one of our critical accounting estimates.

As a result of the first consolidation of the acquired subsidiaries, Skandinaviska Enskilda Banken (SEB) Group’s commercial banking business in Germany (2011) and Bank Zachodni WBK, S.A. (2011), a significant amount of goodwill was recorded (see Note 3 and Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

A. Operating results

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation/appreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives, by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

Results of Operations for Santander

Summary

Profit attributable to the Parent bank in 2012 was €2,295 million, a 56.9% or €3,035 million decrease from €5,330 million in 2011, which represented a 35.1% or €2,882 million decrease from €8,212 million in 2010.

This was due to several factors that negatively affected 2012 as compared to 2011:

•	The most important one was provisions for real estate risk in Spain of €4,110 million net of tax. These provisions were covered by: (i) €1,064 million which came from the capital gains generated from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and, (ii) €3,047 million which were charged to the year’s earnings.

•	A negative perimeter effect on attributable profit resulting from the difference between:

• a positive effect from the entry in April 2011 of Poland’s Bank Zachodni WBK and to a lesser extent the business acquired from SEB in Germany as of February 2011.

• a negative effect from: (i) the sale of the subsidiary in Colombia, (ii) the entry of new partners in Santander Consumer USA (SCUSA) and the partial sale of insurance business in Latin America, (iii) the reinsurance of the portfolio of individual life risk of Santander’s insurers in Spain and Portugal, and (iv) the rise in minority interests in Brazil, Mexico and Chile.

•	The impact of exchange rates on various currencies against the euro was negative by one percentage point for the whole Group in year-to-year comparisons for revenues and costs. The impact on the U.K. and the U.S. income statements was positive by 6 percentage points and 8 percentage points, respectively. Latin America had a total negative impact of 4 percentage points (-8 percentage points for Brazil and +5 percentage points for the rest of Latin America).

Interest Income / (Charges)

Net interest income was €29,923 million in 2012, a 2.2% or €670 million decrease from €30,594 million in 2011, which represented a 5.6% or €1,628 million increase from €28,965 million in 2010.

2012 compared to 2011

The €670 million decrease in interest income compared to 2011 was mainly due to the change in consolidation method of SCUSA, which was accounted for by the equity method in December 2011. On a like for like basis (mainly deducting the change in consolidation method of SCUSA) net interest income increased 3.6%. This increase was mainly attributable to:

•	The positive effect of the improvement in the loan spreads for the Group as a whole from 3.7% in 2011 to 3.9% in 2012. This was due, on the one hand, to the growth in volumes and the appropriate management of prices in emerging markets and, on the other, to the higher return on new lending in countries such as Spain, Portugal and the United Kingdom that are currently in a situation of lower volumes and low interest rates.

•	The negative effect of the higher funding costs triggered by the increased cost of credit and a conservative liquidity strategy.

•	The reduction of the deposit spread from 0.3% in 2011 to 0.1% in 2012 as a result of the increased financial cost in countries where there was strong competition for deposits at certain times in the year.

Our net interest income by geographic areas was as follows:

•	Increase of 16.4% in Spain, within an environment of lower balances of loans due to deleveraging, and with appropriate management of prices and higher volumes of deposits.

•	Latin America also did well and increased 8.5% (+14.7% excluding the perimeter and the exchange rate impact), with Brazil and Mexico up 6.4% and 20.6%, respectively. This growth reflected strong activity, with sustained rises in loans and deposits (in all countries), and management of spreads in an environment of stable or lower interest rates.

•	Santander UK registered a fall of 19.2%, due to the higher cost of funding and low interest, and Santander US experienced a small decrease of 0.4%.

Average total earning assets were €1,193,782 million for 2012, a 6.2% or €69,190 million increase from €1,124,592 million in 2011. This increase was divided among the international and domestic sectors, which grew €31,931 million and €33,642 million, respectively. By line items the growth in average total earning assets was due to: (i) an increase of €34,165 million in the average balances of our other interest earning assets (mainly hedging derivatives), (ii) a rise of €20,174 million in average loans and credits, and (iii) a growth of €15,049 million in average cash and due from central banks. Although average loans increased during 2012, by year end gross loans declined 4% as compared to 2011. The geographic distribution (principal segments) of customer loans was very different by market.

•	In Continental Europe, customer lending continued to be affected by low demand (-6.5%), especially in Spain and Portugal.

•	In the United Kingdom, the balance of customer loans was 2% lower. This was mainly due to: (i) a drop in the balance of residential mortgages due to the strategy followed to improve the risk profile, (ii) a decline in personal loans due to the continuation of the reduction policy, (iii) an increase in loans to SMEs which gained further market share and partially mitigated the above mentioned decreases.

•	Customer loans in Latin America remained flat with a 0.2% increase.

•	Lastly, customer loans in the U.S. increased 2.8%.

At the end of 2012, Continental Europe accounted for 40% of lending of the Group’s total operating areas (Spain 25%), the U.K. 34%, Latin America 20% (Brazil 11%) and the U.S. 6%. These shares in 2011 were: Continental Europe 41% (Spain 25%), the U.K. 34%, Latin America 19% (Brazil 11%) and the U.S. 6%.

2011 compared to 2010

The €1,628 million increase in interest income in 2011 was due to a rise in business volumes of €1,881 million partially offset by a decrease of €253 million relating to customer rates. The increase in business volumes was mainly obtained from the international sector while the decrease in rates was mainly affected by: (i) spreads on deposits, which compared negatively in the first half of 2011 although they ended 2011 at the same levels (0.3% in 2010 and 0.3% in 2011); and (ii) the negative impact from the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the U.K.

Our overall net yield spread increased from 2.61% in 2010 to 2.68% in 2011. Domestic net yield spread increased from 0.92% in 2010 to 0.98% in 2011. International net yield spreads increased from 3.35% in 2010 to 3.37% in 2011.

Average total earning assets were €1,124,592 million for 2011, a 3.1% or €33,689 million increase from €1,090,903 million in 2010. This was mainly due to an increase of €29,697 million in the average balances of our international total earning assets (mainly due to an increase of €31,079 million in the average balances of loans and credits and an increase of €20,323 million in the average balances due from central banks). The Group’s customer loans amounted to €748,541 million, 3.6% higher than in 2010.

Continental Europe experienced a small decrease of 1.0% in loans and advances to customers mainly concentrated in Spain and Portugal.

In the United Kingdom, loans and advances to customers decreased 7.9%. In local criteria, the stock of residential mortgages, in a still depressed market, were very stable, while loans to SMEs increased, gaining further market share. Personal loans declined reflecting the reduction policy in the last few years.

Lending in Latin America increased 17.9%, excluding the exchange rate impact, due to organic growth and the incorporation of GE Capital Corporation’s mortgage portfolio in Mexico and of Creditel in Uruguay. Loans in local currency rose 20.3% in Brazil, 7.3% in Chile and 30.9% in Mexico (+22.4% excluding the perimeter impact).

In the United States, loans and advances to customers decreased by 16.5% due to the change in consolidation method of SCUSA. Sovereign’s loans rose 6.0% in dollars, due to the 4.5% increase in the most attractive mortgage segments (residential and multifamily), and the acquisition of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.

Continental Europe accounted for 41% of the total lending of the Group’s operating areas (Spain 25%), the U.K. 34%, Latin America 19% (Brazil 11%) and United States 6%. These percentages in 2010 were 43% for Continental Europe, the U.K. 33%, Latin America 18% and United States 7%.

Income from Equity Instruments

Income from equity instruments was €423 million in 2012, a 7.4% or €29 million increase from €394 million in 2011, which was an 8.8% or €32 million increase from €362 million in 2010.

The €29 million increase in 2012 was mainly due to increased dividends from our equity portfolio (mainly Spanish blue chips).

The €32 million increase in 2011 was mainly explained by increased dividends from our equity portfolio (mainly Spanish blue chips).

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €427 million in 2012, a €370 million increase from €57 million in 2011, which was a €40 million increase from €17 million in 2010. This was mainly due to the results obtained in a full year by Santander Consumer USA which were accounted for by the equity method in December 2011.

Fee and Commission Income (net)

Fee and commission income was €10,260 million in 2012, a 1.4% or €149 million decrease from €10,409 million in 2011. During 2011, fee and commission income increased by 7.8% as compared to €9,660 million obtained in 2010.

2012 compared to 2011

Fee and commission income for 2012 and 2011 was as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,178	1,236	(58)	(4.7%)
Insurance	2,317	2,366	(49)	(2.1%)
Securities services	702	668	34	5.1%
Commissions for services	6,063	6,139	(75)	(1.2%)
Credit and debit cards	1,543	1,302	241	18.5%
Account management	1,209	1,028	181	17.6%
Bill discounting	327	309	18	6.1%
Contingent liabilities	398	425	(27)	(6.4%)
Other operations	2,586	3,050	(219)	7.1%

Total fee and commission income (net)	10,260	10,409	(149)	(1.4%)

Fee and commission income decreased 1.4% to €10,260 million in 2012 compared to 2011 mainly due to lesser commissions for services, as well as mutual and pension funds and insurance.

The average balances of mutual funds under management decreased 9.6% from €109.9 billion in 2011 to €99.3 billion in 2012, mainly concentrated in Brazil and Spain. As of year-end 2012 mutual funds decreased 13% with falls in almost all countries, except in Poland, Mexico and Argentina, affected by the greater focus on capturing on-balance sheet funds.

The average balances of pension funds decreased 7.7% from €10.5 billion in 2011 to €9.7 billion in 2012. Spain experienced a 4.3% decrease from €9.3 billion in 2011 to €8.9 billion in 2012. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal decreased 33.9% from €1.2 billion in 2011 to €0.8 billion in 2012.

2011 compared to 2010

Fee and commission income for 2011 and 2010 was as follows:

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,236	1,267	(31)	(2.4%)
Insurance	2,366	2,010	357	17.8%
Securities services	668	784	(116)	(14.8%)
Commissions for services	6,139	5,599	539	9.6%
Credit and debit cards	1,302	1,112	190	17.1%
Account management	1,028	995	33	3.3%
Bill discounting	309	301	8	2.7%
Contingent liabilities	425	439	(14)	(3.2%)
Other operations	3,050	2,752	323	11.2%

Total fee and commission income (net)	10,409	9,660	748	7.8%

Fee and commission income rose 7.8% to €10,409 million in 2011 compared to 2010 mainly due to the performance of insurance and services. The latter showed rises in almost all lines. On the other hand, income from securities and custody was lower, and income from mutual and pension funds were slightly lower.

Average balances of mutual funds under management in Spain decreased 16.6% from €32.7 billion in 2010 to €27.3 billion in 2011. This decrease was due to the Bank’s strategy of emphasis on balance sheet funds to the detriment of mutual funds. However, average balances of mutual funds abroad increased by 6.0% from €77.9 billion in 2010 to €82.6 billion in 2011, mainly due to increased activity in Brazil, the United Kingdom and Mexico, partially offset by a decrease in Chile and Portugal.

Average balances of pension funds in Spain decreased by 3.0% from €9.6 billion in 2010 to €9.3 billion in 2011. Since we sold our pension funds businesses in Latin America, our only remaining pension business abroad is in Portugal. Average balances of pension funds in Portugal decreased 12.2% from €1.3 billion in 2010 to €1.2 billion in 2011.

Gains / (Losses) on Financial Assets and Liabilities (net)

Net gains on financial assets and liabilities in 2012 were €3,329 million, a 17.3% or €491 million increase as compared to €2,838 million in 2011, which represented a 31.0% increase from €2,166 million in 2010. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.

2012 compared to 2011

Net gains on financial assets and liabilities increased 17.3% in 2012. In 2012 the Group performed several securities exchange and repurchase transactions for which €870 million were credited to income. For further details, see Note 44 to our consolidated financial statements.

2011 compared to 2010

Net gains on financial assets and liabilities increased 31.0% in 2011. We registered profits in Corporate Activities’ hedges of exchange rates in 2011 as against losses in 2010 and in marking to market our trading portfolio of derivative instruments. These profits were partially offset by reduced revenues from the operating areas, mostly GBM (Global Banking and Markets), which were weak in the last three quarters of 2011 due to the economic environment, compared to strong results in 2010, mainly in the first half of the year.

Other operating income / expenses (net)

Net other operating income in 2012 was €110 million, a €89 million increase from €21 million in 2011, which was a €80 million decrease from €101 million in 2010. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund.

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Insurance activity	593	392	201	51.3%
Income from insurance and reinsurance contracts issued	5,541	6,748	(1,207)	(17.9%)
Of which:
Insurance and reinsurance premium income	4,667	6,547	(1,880)	(28.7%)
Reinsurance income	874	201	673	334.8%
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	1,408	(22.2%)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	412	(8.5%)
Net provisions for insurance contract liabilities	(323)	(1,202)	879	(73.1%)
Reinsurance premiums paid	(185)	(302)	117	(38.7%)
Non-financial services	137	151	(14)	(9.3%)
Sales and income from the provision of non-financial services	369	400	(31)	(7.8%)
Cost of sales	(232)	(249)	17	(6.8%)
Other operating income and expenses	(620)	(522)	(98)	18.8%
Other operating income	783	902	(119)	(13.2%)
Of which, fees and commissions offsetting direct costs	130	119	11	9.2%
Other operating expenses	(1,403)	(1,424)	21	(1.5%)
Of which, Deposit Guarantee Fund	(530)	(346)	(184)	53.2%
Other operating income / expenses, net	110	21	89	423.8%

The €89 million increase in net other operating income in 2012 was mainly due to an increase in insurance activity of €201 million partially offset by an increase of €98 million in other operating income and expenses.

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Insurance activity	392	378	14	3.7%
Income from insurance and reinsurance contracts issued	6,748	7,162	(414)	(6.1%)
Of which:
Insurance and reinsurance premium income	6,547	6,845	(298)	(4.6%)
Reinsurance income	201	317	(116)	(57.7%)
Expenses of insurance and reinsurance contracts	(6,356)	(6,784)	428	(6.7%)
Of which:
Claims paid and other insurance-related expenses	(4,852)	(5,816)	964	(19.9%)
Net provisions for insurance contract liabilities	(1,202)	(689)	(513)	42.7%
Reinsurance premiums paid	(302)	(279)	(23)	7.6%
Non-financial services	151	135	16	11.9%
Sales and income from the provision of non-financial services	400	340	60	15.0%
Cost of sales	(249)	(205)	(44)	17.7%
Other operating income and expenses	(522)	(412)	(110)	21.1%
Other operating income	902	688	214	23.7%
Of which, fees and commissions offsetting direct costs	119	70	49	41.2%
Other operating expenses	(1,424)	(1,100)	(324)	22.8%
Of which, Deposit Guarantee Fund	(346)	(307)	(39)	11.3%
Other operating income / expenses, net	21	101	(80)	(381.0%)

In 2011, a 3.7% increase in insurance activity and an 11.9% increase in non-financial services were offset by an increase in other operating income and expenses.

Administrative Expenses

Administrative expenses were flat at €17,801 million in 2012 from €17,644 million in 2011, which was a 9.8% or €1,571 million increase from €16,073 million in 2010.

2012 compared to 2011

Administrative expenses for 2012 and 2011 were as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,306	10,305	1	0.0%
Other general administrative expenses	7,495	7,339	156	2.1%
Building and premises and supplies	1,916	1,844	72	3.9%
Other expenses	1,694	1,672	22	1.3%
Information technology	889	828	61	7.4%
Advertising	662	691	(29)	(4.2%)
Communications	638	649	(11)	(1.7%)
Technical reports	491	466	25	5.4%
Per diems and travel expenses	297	312	(14)	4.8%
Taxes (other than income tax)	415	401	15	3.8%
Guard and cash courier services	432	412	20	4.9%
Insurance premiums	61	65	(4)	(6.2%)
Total administrative expenses	17,801	17,644	157	0.9%

In 2012, administrative expenses experienced a slight increase of 0.9%. This reflects a flat personnel expenses and a 2.1% increase in other general administrative expenses.

In Europe, both the large retail units (Spain and Portugal) registered negative growth in cost in real terms, continuing the trend begun in 2011. United States also experienced a reduction in administrative expenses of 11.3%. In Latin America expenses rose due to the increase in business capacity and the revision of wage agreements in an environment of higher inflation.

2011 compared to 2010

Administrative expenses for 2011 and 2010 were as follows:

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,305	9,296	1,009	10.9%
Other general administrative expenses	7,339	6,777	562	8.3%
Building and premises and supplies	1,844	1,713	130	7.6%
Other expenses	1,671	1,496	175	11.7%
Information technology	828	759	69	9.1%
Advertising	691	625	66	10.6%
Communications	649	654	(5)	(0.8%)
Technical reports	466	421	45	10.7%
Per diems and travel expenses	312	275	37	13.5%
Taxes (other than income tax)	401	375	25	6.7%
Guard and cash courier services	412	401	11	2.7%
Insurance premiums	65	57	8	14.0%
Total administrative expenses	17,644	16,073	1,571	9.8%

The 9.8% increase in administrative expenses in 2011 reflected a 10.9% increase in personnel expenses and an 8.3% increase in other general administrative expenses.

The increase was mainly focused in Latin America and Continental Europe, +10.9% and +11.6%, respectively. Costs rose in Latin America mainly due to the drive in new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and the revision of collective bargaining agreements in an environment of higher inflation. In Europe the global units (GBM and Asset Management and Insurance) registered increased expenses because of investments in equipment and technology with the double purpose of strengthening the positions attained in key markets and businesses in previous years and developing new initiatives. Moreover, there is also an increase in expenses resulting from the incorporation of new entities, mainly Bank Zachodni WBK in Poland and SEB in Germany.

Depreciation and Amortization

Depreciation and amortization was €2,183 million in 2012, a 4.0% or €84 million increase from €2,098 million in 2011, which was an 8.4% or €162 million increase from €1,936 million in 2010. This increase was mainly focused in Continental Europe.

Provisions (net)

Net provisions were €1,478 million in 2012, a 43.5% or €1,138 million decrease from €2,616 million in 2011, which was a 145.2% or €1,549 million increase from €1,067 million in 2010. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The variation in 2012 is due to: (i) a €951 million decrease in other provisions, mainly due to the one-off charge in the second quarter of 2011 of €842 million from a provision made related to PPI remediation in Santander UK (€620 million net of tax); (ii) a €408 million decrease in provisions for pensions and; (iii) a €221 million increase in contingent liabilities and commitments provisions.

The variation in 2011 was due to: (i) a €1,688 million increase in other provisions, mainly due to the above mentioned one-off charge in U.K. the second quarter of €842 million; (ii) a €84 million increase in provisions for pensions; and (iii) a €223 million decrease in contingent liabilities and commitments provisions.

For further details, see Note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €19,388 million in 2012, a 45.7% or €6,077 million increase from €13,311 million in 2011, which was 24.6% or €2,625 million increase from €10,686 million in 2010.

Impairment losses are divided in the income statement as follows:

	2012	2011	2010
Impairment losses on financial assets (net):	18,880	11,794	10,400
Loans and receivables	18,523	10,966	10,224
Other financial assets not measured at fair value through profit and loss	357	828	176
Impairment losses on other assets (net):	508	1,517	286
Goodwill and other intangible assets	151	1,161	69
Other assets	357	356	217

Total impairment losses (net)	19,388	13,311	10,686

2012 compared to 2011

The €7,557 million or 68.9% increase in net impairment losses for loans and receivables in 2012 compared to 2011 reflected a €7,081 million increase in provisions, a €467 million decrease in recoveries of loans previously charged-off and a €9 million increase in impairment losses of other assets.

The increase in credit loss provisions recorded in 2012 was mainly due to two factors: (i) a rise in non-performing loans in the Spain’s real estate run-off segment which increased 206 basis points to 54.1%. This rise was caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration, and (ii) the upward shift in non-performing loan ratios in certain financial systems, including Brazil, Chile, and Portugal.

Our total allowances for credit losses (excluding country-risk) increased by €6,581 million to €26,112 million at December 31, 2012, from €19,531 million at December 31, 2011.

The €1,009 million decrease in 2012 in net impairment losses on other assets was mainly attributable to two impairments which occurred in 2011: (i) €601 million in goodwill related to Santander Totta and (ii) €491 million in other intangible assets.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2012 of €357 million were mainly due to equity instruments that had suffered a significant and prolonged fall in price.

Non-performing balances (excluding country-risk) increased by €4,055 million to €36,061 million at December 31, 2012, compared to €32,006 million at December 31, 2011. Our coverage ratio was 72% at December 31, 2012 and 61% at December 31, 2011. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

2011 compared to 2010

The €742 million or 7.3% increase in net impairment losses for loans and receivables in 2011 compared to 2010 reflected a €1,356 million increase in provisions, a €603 million increase in recoveries of loans previously charged-off and an €11 million decrease in impairment losses of other assets.

There was a strong increase in impairment losses in Spain and Portugal due to the economic environment and significant reductions in the U.K., Santander US and Santander Consumer Finance. Provisions in Latin America excluding Brazil also dropped. However, they rose strongly in Brazil because of the growth in lending of 10.4% and a moderate increase in NPLs of individual borrowers, principally in consumer credits and cards.

Our total allowances for credit losses (excluding country-risk) decreased by €1,022 million to €19,531 million at December 31, 2011, from €20,552 million at December 31, 2010.

The €1,231 million increase in 2011 in net impairment losses on other assets was mainly due to €601 million in pre-tax provisions to amortize goodwill related to Santander Totta and €491 million in amortization of other intangible assets.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2011 of €828 million were mainly due to: (i) €125 million in debt instruments of which €106 million related to Greek sovereign debt; and (ii) €592 million in equity instruments relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

Non-performing balances (excluding country-risk) increased by €3,529 million to €32,006 million at December 31, 2011, compared to €28,478 million at December 31, 2010. Our coverage ratio was 61% at December 31, 2011 and 72% at December 31, 2010. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

Net gains / (losses) on other assets

Net gains on other assets were €149 million in 2012, a €412 million increase from losses of €263 million in 2011, which was a €323 million decrease from gains of €60 million in 2010.

In 2012, the €906 million gains on disposal of assets not classified as non-current assets held for sale were mainly due to the sale of our stake in Banco Santander Colombia which generated €619 million in gains.

Losses on non-current assets held for sale not classified as discontinued operations in 2012 totaled €757 million. This was mainly due to impairment of foreclosed assets recorded during the year and the sale of properties.

2012 compared to 2011

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	(940)	(50.9%)
Of which:
Disposal of investments	774	1,794	(1,020)	(56.9%)
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	1,352	(64.1%)
Of which:
Impairment of non-current assets held for sale	(449)	(2,037)	1,588	(78.0%)
Losses on sale of non-current assets held for sale	(308)	(72)	(236)	327.8%

2011 compared to 2010

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,846	350	1,496	427.4%
Of which:
Disposal of investments	1,794	153	1,641	1,072.5%
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(2,109)	(290)	(1,819)	627.2%
Of which:
Impairment of non-current assets held for sale	(2,037)	(298)	(1,739)	583.6%

Income Tax

The provision for corporate income tax was €590 million in 2012, a 66.4% or €1,165 million decrease from €1,755 million in 2011, which represented a 39.7% or €1,155 million decrease from €2,910 million in 2010. The effective tax rate was 16.5% in 2012, 22.3% in 2011 and 24.2% in 2010.

The reduction in the effective tax rate in 2012 compared to the prior year is primarily due to the €4,209 million reduction in consolidated operating profit before tax, together with the fact that there is no significant variation in the net adjustments to profit before tax that applied in 2012 as compared to 2011 (see the reconciliation in Note 27.c, to our consolidated financial statements).

For more information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Losses from discontinued operations were €70 million in 2012, a €55 million increase from €15 million in 2011, which represented a €20 million decrease from €35 million in 2010. During 2012 we discontinued our credit card business in UK acquired from GE. In 2011, we did not discontinue any significant operation.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €768 million in 2012, a 2.5% or €20 million decrease from €788 million in 2011, which represented a 14.7% or €135 million decrease from €923 million in 2010. For further details, see Note 28 to our consolidated financial statements.

2012 compared to 2011

The main developments in 2012 regarding non-controlling interest were: (i) in January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, and (ii) in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V. The related increase in profits attributable to non-controlling interest in these units was offset by losses registered to non-controlling interest in Banesto.

2011 compared to 2010

The €135 million decrease in 2011 is mainly attributable to the purchase in September 2010 of 25% of Santander Mexico. Non-controlling interest in Banco Santander Mexico was €2 million in 2011 as compared to €130 million in 2010.

Results of Operations by Business Areas

Grupo Santander maintains the general criteria used in our 2012 Form 20-F, with the following exceptions:

1) In the Group’s financial statements

• The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in the 2012 20-F and prior periods.

• As a result of the envisaged disposal of the Santander UK card business that was formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2) In businesses

• Spain was incorporated as a principal or geographic segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

• In order to align its funding with the rest of units, the liquidity cost was changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

• Spain’s run-off real estate was segregated into a unit within Continental Europe. This unit includes: loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group; equity stakes in real estate companies and foreclosed assets.

3) Other adjustments

• The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

• The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

• Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,854	7,976	7,022	11.0%	13.6%
Income from equity instruments	289	264	221	9.5%	19.5%
Income from companies accounted for by the equity method	(88)	17	10	(617.6%)	70.0%
Net fees and commissions	3,625	3,767	3,511	(3.8%)	7.3%
Gains/losses on financial assets and liabilities (net) *	306	254	750	20.5%	(66.1%)
Other operating income/(expenses) (net)	(19)	131	187	(114.5%)	(29.9%)
TOTAL INCOME	12,967	12,409	11,701	4.5%	6.1%
Administrative expenses	(5,790)	(5,805)	(5,202)	(0.3%)	11.6%
Personnel expenses	(3,498)	(3,535)	(3,297)	(1.0%)	7.2%
Other general expenses	(2,292)	(2,270)	(1,905)	1.0%	19.2%
Depreciation and amortization	(667)	(590)	(599)	13.1%	(1.5%)
Provisions (net)	(130)	(437)	(69)	(70.3%)	533.3%
Impairment losses on financial assets (net)	(9,903)	(3,694)	(3,316)	168.1%	11.4%
Impairment losses on other assets (net)	(27)	(75)	(82)	(64.0%)	(8.5%)
Gains/(losses) on other assets (net)	(757)	(1,719)	(192)	(56.0%)	795.3%
OPERATING PROFIT/(LOSS) BEFORE TAX	(4,307)	89	2,241	n/a	(96.0%)
Income tax	1,490	133	(540)	1,020.3%	n/a
PROFIT FROM CONTINUING OPERATIONS	(2,817)	222	1,701	n/a	(86.9%)
Profit/(loss) from discontinued operations (net)	(7)	(24)	(13)	(70.8%)	84.6%
CONSOLIDATED PROFIT FOR THE YEAR	(2,824)	198	1,688	n/a	(88.3%)
Profit attributable to non-controlling interest	(79)	28	22	n/a	27.3%
Profit attributable to the Parent	(2,745)	170	1,666	n/a	(89.8%)

*	Includes exchange differences (net)

2012 compared to 20111

In 2012, Continental Europe had a loss attributable to the parent of €2,745 million in 2012, as compared to profits of €170 million the previous year. The segment was heavily affected by the impairment losses of Spain’s real estate portfolio in run-off. Total income reflects the positive effect of the change in the scope of consolidation due to the inclusion in the Group of Bank Zachodni WBK and the SEB branches in Germany for the full year, and a slight negative effect from the agreement with Abbey Life Assurance for the reinsurance of the portfolio of individual life risk in Spain and Portugal.

Interest income was €8,854 million in 2012, which is an 11.0% or €878 million increase from the €7,976 million obtained in 2011. This increase was mainly due to the inclusion of SEB in Germany and the entry of Bank Zachodni WBK.

Net fees and commissions were €3,625 million in 2012, a 3.8% decrease from €3,767 million in 2011, due to lower activity.

Gains/(losses) on financial assets and liabilities were €306 million in 2012, a 20.5% increase from €254 million in 2011. Most of this growth came from the results generated in the repurchase of preferred shares in Banesto and the repurchase of debt in Portugal.

Administrative expenses in 2012 were €5,790 million, a 0.3% decrease from €5,805 million in 2011. Depreciation and amortization expenses were €667 million in 2012, a 13.1% increase from €590 million in 2011. As a result, cost (administrative expenses plus depreciation and amortization) rose by 1.0% year on year due to the impact of the changes in the scope of consolidation; eliminating this effect there was a slight reduction with all of the units flat or decreasing. Noteworthy, however, was the 4.8% reduction in Portugal.

[1]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview – Continental Europe”

Impairment losses on financial assets were €9,903 million in 2012, a 168.1% increase from €3,694 million in 2011. The main reason for this strong increase is the deterioration of the real estate segment in Spain. The segment was heavily affected by the impairment losses of Spain’s real estate portfolio in run-off accounted for during the year.

Exposure to the real estate industry has taken on particular importance for Spanish financial institutions since 2008 due to a slowdown in sales, an increase in defaults, the difficulties experienced by companies related to the real estate industry in accessing credit and a fall in property prices.

The NPL ratio in Continental Europe increased from 5.24% in 2011 to 6.29% in 2012, while NPL coverage increased from 59% in 2011 to 73% in 2012.

Losses on other assets (net) were €757 million in 2012 a decrease of 56.0% as compared to losses of €1,719 million in 2011.

Losses attributable to the Parent were of €2,745 million in 2012 down from profits of €170 million in 2011, a €2,915 million decrease. This variation was primarily due to the impairment losses in Spain previously mentioned. In general, businesses developed in a difficult environment, characterized by shrinking GDP, domestic demand and consumption, rising unemployment and declining interest rates, at historic lows, with their impact on spreads.

2011 compared to 2010

In 2011, Continental Europe contributed 2.4% of the profit attributable to the Group’s operating areas. Profit includes the impact of provisions to cover real estate exposure in Spain, the effect of the consolidation of Bank Zachodni WBK in April and SEB’s branches in Germany in the first quarter.

Interest income was €7,976 million in 2011, which is a 13.6% or €954 million increase from the €7,022 million obtained in 2010. Net fees and commissions were €3,767 million in 2011, an 7.3% increase from €3,511 million in 2010. These increases were mainly due to the improvements in commercial units and the consolidation of Bank Zachodni WBK in the second quarter.

Gains/(losses) on financial assets and liabilities were €254 million in 2011, a 66.1% decrease from €750 million in 2010. The decrease was mainly due to the tensions in the markets in the second half of the year which impacted gains on financial transactions, due, on the one hand, to lower asset valuations and, on the other, to reduced customer activity.

Administrative expenses were €5,805 million in 2011, a 11.6% increase from €5,202 million in 2010 due to the impact of the changes in the scope of consolidation.

Impairment losses on financial assets were €3,694 million in 2011, an 11.4% increase from €3,316 million in 2010, mainly due to the perimeter effect. Additionally, the evolution of NPLs in Spain was worse than expected because the downturn in the economy was more severe than envisaged and the fall in lending meant the NPL ratio increased to a greater extent than the volume of non-performing. The NPL ratio in Continental Europe increased from 4.35% in 2010 to 5.24% in 2011, while NPL coverage decreased from 65% in 2010 to 59% in 2011. The decrease in total lending in Spain caused the NPL ratio to increase to a greater extent than the volume of NPLs.

Losses on other assets (net) were €1,719 million in 2011 an increase of €1,527 million as compared to losses of €192 million in 2010. This was mainly due to increase provisions and the coverage of foreclosed assets.

Profit attributable to the Parent was 89.8% lower at €170 million from €1,666 million in 2011. Profits have been hard hit by the low growth environment, deleveraging and low interest rates, as well as the negative impact of losses on other assets and the increase in impairment losses mentioned above.

United Kingdom

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3,336	4,128	4,682	(19.2%)	(11.8%)
Income from equity instruments	1	1	—	—	—
Income from companies accounted for by the equity method	(5)	1	—	n/a	n/a
Net fees and commissions	1,190	1,015	960	17.2%	5.7%
Gains/losses on financial assets and liabilities (net) *	1,231	405	464	204.0%	(12.7%)
Other operating income/(expenses) (net)	24	28	24	(14.3%)	16.7%
TOTAL INCOME	5,777	5,578	6,130	3.6%	(9.0%)
Administrative expenses	(2,311)	(2,131)	(2,122)	8.4%	0.4%
Personnel expenses	(1,492)	(1,407)	(1,294)	6.0%	8.7%
Other general expenses	(819)	(724)	(828)	13.1%	(12.6%)
Depreciation and amortization	(379)	(343)	(308)	10.5%	11.4%
Provisions (net)	(522)	(964)	(140)	(45.9%)	588.6%
Impairment losses on financial assets (net)	(1,220)	(559)	(943)	118.2%	(40.7%)
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	5	9	46	(44.4%)	(80.4%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,350	1,590	2,663	(15.1%)	(40.3%)
Income tax	(312)	(424)	(720)	(26.4%)	(41.1%)
PROFIT FROM CONTINUING OPERATIONS	1,038	1,166	1,943	(11.0%)	(40.0%)
Profit/(loss) from discontinued operations (net)	77	39	61	97.4%	(36.1%)
CONSOLIDATED PROFIT FOR THE YEAR	1,115	1,205	2,004	(7.5%)	(39.9%)
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	1,115	1,205	2,004	(7.5%)	(39.9%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, the United Kingdom contributed 32.4% of the profit attributable to the Parent bank’s total operating areas. This included a net gain of £65 million (€80 million, approximately) resulting from the repurchase of debt capital instruments made in the third quarter. Most of this gain was offset by provisions related to the non-core corporate and potential conduct remediation. Santander UK faced an environment of weak economic growth, low interest rates and higher funding costs.

Interest income was €3,336 million in 2012, a 19.2% or €792 million decrease from €4,128 million in 2011. This decrease reflects the negative impacts of the higher cost of funding (of both deposits and wholesale financing) and the low interest rates. These impacts were partially offset by improved volumes and higher spreads on new lending to SMEs and businesses.

Net fees and commissions were €1,190 million in 2012, a 17.2% or €175 million increase from €1,015 million in 2011 due to increased fees and ancillary income from SME and large corporates.

Gains / (losses) on financial assets and liabilities were €1.231 million in 2012, a 204.0% or €826 million increase from €405 million in 2011 mainly due to the repurchase of debt capital instruments previously mentioned.

Administrative expenses were €2,311 million in 2012, a 8.4% or €180 million increase from €2,131 million in 2011. Nevertheless, in local currency administrative expenses increased 1.3% despite the impact of inflation and continued investment in business.

Provisions were €522 million in 2012, a 45.9% or €442 million decrease from of €964 million in 2011. In 2011 we made an one-off charge provision related to PPI remediation of €842 million (€620 million net of tax) (see Item 8 of Part I, “Financial information— Legal proceedings, ii. Non-tax-related proceedings” in the 2012 Form 20-F).

Impairment losses on financial assets were €1,220 million in 2012, a 118.2% or €661 million increase from €559 million in 2011. The NPL ratio was 2.05%, 0.20 percentage points higher than that of 2011. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both were better than the sector average, according to the Council of Mortgage Lenders. This increase mainly relates to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions relate to assets acquired from Alliance & Leicester plc (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision reflects the increasing losses experienced in these portfolios. For further details see Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 4. Credit Risk”.

Profit attributable to the Parent was €1,115 million in 2012, a 7.5% or €90 million decrease from €1,205 million in 2011. In summary, the income statement was affected by an environment of weak economic growth, low interest rates and higher funding costs. This environment negatively affected the net interest income. Gains on financial transactions were offset by provisions related to the non-core corporate and potential conduct remediation. On the other hand, in local currency cost experienced a decline.

2011 compared to 2010

In 2011, the United Kingdom contributed 17.2% of the profit attributable to the Parent bank’s total operating areas. This included the impact, net of tax, of a provision of €620 million in the second quarter, related to the payment protection insurance (PPI) remediation, in line with what has been done by other British banks. In addition, there were higher costs derived from regulatory changes affecting increased liquidity requirements and higher wholesale funding costs. All of this was in the context of weak growth and low interest rates.

Interest income was €4,128 million in 2011, an 11.8% or €554 million decrease from €4,682 million in 2010 reflecting the higher cost of liquid assets. The total commercial spread declined with higher spreads on loans more than offset by the greater cost of liquidity and funding. Increases in the proportion of customers on standard variable rate mortgages helped to partly mitigate the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans continuing to increase.

Net fees and commissions were €1,015 million in 2011, a 5.7% or €56 million increase from €960 million in 2010. This increase was mainly due to a new pricing structure for current accounts where overdraft interest charges have been replaced with a flat fee.

Gains / (losses) on financial assets and liabilities were €405 million in 2011, a 12.7% or €59 million decrease from €464 million in 2010 due to the impact of lower market activity.

Administrative expenses were €2,131 million in 2011, a 0.4% or €9 million increase from €2,122 million in 2010. This small increase was mainly achieved by continued operational and integration cost efficiencies in the back office functions, marketing and property costs which were offset by the addition of 1,100 employees to improve customer service in the first half of 2011, which enabled Santander UK to repatriate the call centers that were abroad.

Provisions were €964 million in 2011, a 588.6% or €824 million increase from €140 million in 2010, mainly due to the one-off charge in the second quarter of €842 million from a provision made related to PPI remediation (€620 million net of tax) (see Item 8 of Part I, “Financial information— Legal proceedings, ii. Non-tax-related proceedings” in the 2012 Form 20-F).

Impairment losses on financial assets were €559 million in 2011, a 40.7% or €384 million decrease from €943 million in 2010, due to the improved evolution of retail products and to a better than expected performance in the current environment.

In 2011, the NPL ratio and the coverage ratio stood at 1.85% and 38%, respectively. There was a better performance in all retail products, particularly mortgages and unsecured personal loans, and a slight deterioration in the fourth quarter in corporate loans, including real estate. The stock of foreclosed properties remained very low (0.06% of the total portfolio compared to 0.05% at the end of 2010). In general, the trends were better than the sector’s, according to the data from the Council of Mortgage Lenders (CML).

Profit attributable to the Parent was €1,205 million in 2011, a 39.9% or €799 million decrease from €2,004 million in 2010. The income statement was very affected by the environment of low activity, low interest rates, regulatory changes, higher funding costs and the PPI provision. On the other hand, costs were almost flat and fewer provisions were made, reflecting the good evolution of non-performing loans.

Latin America

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	17,881	16,473	14,802	8.5%	11.3%
Income from equity instruments	60	72	82	(16.7%)	(12.2%)
Income from companies accounted for by the equity method	183	36	10	408.3%	260.0%
Net fees and commissions	5,097	4,992	4,660	2.1%	7.1%
Gains/losses on financial assets and liabilities (net) *	1,071	1,067	1,412	0.4%	(24.4%)
Other operating income/(expenses) (net)	(358)	(198)	(163)	80.8%	21.5%
TOTAL INCOME	23,934	22,442	20,803	6.6%	7.9%
Administrative expenses	(8,253)	(8,037)	(7,248)	2.7%	10.9%
Personnel expenses	(4,643)	(4,480)	(3,980)	3.6%	12.6%
Other general expenses	(3,610)	(3,557)	(3,268)	1.5%	8.8%
Depreciation and amortization	(871)	(932)	(784)	(6.5%)	18.9%
Provisions (net)	(1,027)	(1,052)	(990)	(2.4%)	6.3%
Impairment losses on financial assets (net)	(7,380)	(5,448)	(4,701)	35.5%	15.9%
Impairment losses on other assets (net)	(17)	(39)	(12)	(56.4%)	225.0%
Gains/(losses) on other assets (net)	226	62	255	264.5%	(75.7%)
OPERATING PROFIT/(LOSS) BEFORE TAX	6,612	6,996	7,323	(5.5%)	(4.5%)
Income tax	(1,484)	(1,636)	(1,675)	(9.3%)	(2.3%)
PROFIT FROM CONTINUING OPERATIONS	5,128	5,360	5,648	(4.3%)	(5.1%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	5,128	5,360	5,648	(4.3%)	(5.1%)
Profit attributable to non-controlling interest	866	738	850	17.3%	(13.2%)
Profit attributable to the Parent	4,262	4,622	4,798	(7.8%)	(3.7%)

*	Includes exchange differences (net)

2012 compared to 20112

In 2012, Latin America contributed 124.0% of the profit attributable to the Parent bank’s total operating areas. Latin American financial systems displayed high levels of capital, liquidity and robust credit quality indicators. They also maintained double-digit rates of growth reflecting the dynamism of the economies. The scope of consolidation of this segment changed due to the sale of the subsidiary in Colombia, the agreement with Zurich Financial Services Group to strengthen insurance distribution and higher minority interests in Brazil, Mexico and Chile.

Interest income was €17,881 million in 2012, an 8.5% or €1,408 million increase from €16,473 million in 2011, due to higher volumes and improved management of spreads in a context of stable or declining interest rates, varying by country.

Net fees and commissions were €5,097 million in 2012, a 2.1% or €105 million increase from €4,992 million in 2011, affected by regulatory pressures. Excluding the exchange rate impact, the main drivers of growth were cards (+18.7%), transactional banking (+9.8%), administration of accounts (+6.8%) and insurance (+2.5%). Mutual funds dropped 15.4% because of the shift into deposits.

Gains / (losses) on financial assets and liabilities remained stable at €1,071 million in 2012 compared to €1,067 million in 2011.

Administrative expenses were €8,253 million in 2012, a 2.7% or €216 million increase from €8,037 million in 2011. The increase was mainly due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

[2]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview – Latin America”

Impairment losses on financial assets were €7,380 million in 2012, a 35.5% or €1,932 million increase from €5,448 million in 2011. This increase was largely influenced by increased lending, collective provisions and a worsening of nonperforming loans in some markets. The NPL ratio increased 110 basis points, from 4.32% to 5.42%, while coverage decreased from 97% to 88%.

Profit attributable to the Parent was €4,262 million in 2012, a 7.8% or €360 million decrease from €4,622 million in 2011. The decrease is mainly due to the sale in Colombia, the sale of insurance businesses and the increase of non-controlling interests in Brazil, Mexico and Chile.

2011 compared to 2010

In 2011, Latin America contributed 66.0% of the profit attributable to the Parent bank’s total operating areas with strong growth in all countries. The main developments were the notable rise in basic revenues, which did not feed through to profits as it was offset by the decrease in gains on financial transactions caused by the market situation, the increase in administrative expenses and the rise in loan-loss provisions.

Interest income was €16,473 million in 2011, a 11.3% or €1,671 million increase from €14,802 million in 2010, due to larger volumes and management of spreads in a context of higher interest rates than in 2010. Interest income was the main driver of profit growth.

Net fees and commissions were €4,992 million in 2011, a 7.1% or €332 million increase from €4,660 million in 2010. Excluding the exchange rate impact, the main drivers of growth were insurance (+31.7%) and credit cards (+23.7%), while those from managing accounts fell 16.6%. Income from insurance business grew 16.9%, affected by the impact of the agreement with Zurich (excluding this impact: +34.8%), which acquired 51% of the share capital of ZS Insurance América, S.L. (the holding company for the Group’s insurance businesses in Latin America).

Gains / (losses) on financial assets and liabilities were €1,067 million in 2011, a 24.3% or €342 million decrease from €1,409 million in 2010, largely due to the volatility of markets in the third and fourth quarters.

Administrative expenses were €8,037 million in 2011, an 10.9% or €789 million increase from €7,248 million in 2010. The increase was mainly due to: (i) the growth in staff in the branch networks, (ii) renegotiation of salaries and collective agreements; (iii) new business projects; (iv) increased installed capacity; and (v) redesigning points of attention.

Impairment losses on financial assets were €5,448 million in 2011, a 15.9% or €747 million increase from €4,701 million in 2010, which is below lending growth. The NPL ratio increased 21 basis points, from 4.11% to 4.32%, while coverage decreased from 104% to 97%.

Profit attributable to the Parent was €4,622 million in 2011, a 3.7% or €176 million decrease from €4,798 million in 2010. This decrease was due to increased impairment loses, reduced gains on financial transactions due to the unfavorable market situation, and higher commercial investment. This was partially offset thanks to the dynamism of net interest income and fee income, which lifted total income by 7.9%.

United States

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,695	3,289	3,113	(48.5%)	5.7%
Income from equity instruments	20	1	1	1,900.0%	0.0%
Income from companies accounted for by the equity method	341	—	—	n/a	n/a
Net fees and commissions	378	643	596	(41.2%)	7.9%
Gains/losses on financial assets and liabilities (net) *	244	192	38	27.1%	405.3%
Other operating income/(expenses) (net)	(73)	(57)	(67)	28.1%	(14.9%)
TOTAL INCOME	2,605	4,068	3,681	(36.0%)	10.5%
Administrative expenses	(1,037)	(1,169)	(1,073)	(11.3%)	8.9%
Personnel expenses	(571)	(645)	(603)	(11.5%)	7.0%
Other general expenses	(466)	(524)	(470)	(11.1%)	11.5%
Depreciation and amortization	(146)	(126)	(119)	15.9%	5.9%
Provisions (net)	(170)	(43)	(85)	295.3%	(49.4%)
Impairment losses on financial assets (net)	(265)	(1,006)	(1,368)	(73.7%)	(26.5%)
Impairment losses on other assets (net)	(24)	(118)	(20)	(79.7%)	490.0%
Gains/(losses) on other assets (net)	7	—	(6)	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	970	1,606	1,010	(39.6%)	59.0%
Income tax	(165)	(554)	(315)	(70.2%)	75.9%
PROFIT FROM CONTINUING OPERATIONS	805	1,052	695	(23.5%)	51.4%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	805	1,052	695	(23.5%)	51.4%
Profit attributable to non-controlling interest	—	48	21	(100.0%)	128.6%
Profit attributable to the Parent	805	1,004	674	(19.8%)	49.0%

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, United States contributed 23.4% of the profit attributable to the Parent bank’s total operating areas. On December 31, 2011, SCUSA increased its capital to allow for new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. As a result, SCUSA is subject to the joint control of all shareholders, which led the Group to stop consolidating this company by the global integration method and to record its stake by the equity method.

Interest income for 2012 was €1,695 million, a 48.5% or €1,594 million decrease from €3,289 million for 2011, mainly due to the change in consolidation method of SCUSA. Eliminating SCUSA’s results in 2011, and in local currency, interest income was down by 6.7%, reflecting the fall in long-term interest rates and the reduction in the non-strategic portfolio.

Income from companies accounted for by the equity method for 2012 was €341 million. This income reflects SCUSA’s contribution to the Group.

Net fees and commissions for 2012 were €378 million, a 41.2% or €265 million decrease from €643 million for 2011, mainly due to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011, in local currency, there was a 6.8% drop. The increased regulatory pressure resulted in a significant reduction in revenues linked to commissions from credit card transactions and overdrafts. This was partly offset by the business effort, which raised the quality of revenues associated with current accounts.

Net gains on financial assets and liabilities for 2012 were €244 million, a 27.1% or €52 million increase from €192 million for 2011, this was due to the increase in originations and sale of mortgages and greater customer activity.

Administrative expenses were €1,037 million in 2012, an 11.3% or €132 million decrease as compared to €1,169 million in 2011. Depreciation and amortization was €146 million in 2012, a 15.9% or €20 million increase as compared to €126 million in 2011. The decrease in administrative expenses results from the deconsolidation of SCUSA. Eliminating this effect and in local currency, operating expenses (administrative expenses and depreciation and amortization) grew almost 9% as compared to 2011. This increase reflects the investments in technology and in the sales and regulatory compliance teams needed to take advantage of the new status as a national bank.

Provisions (net) were €170 million in 2012, a 295.3% or €127 million increase as compared to €43 million in 2011. This increase was mainly due to provisions booked for Trust Piers due to the court settlement reached to remunerate an investment at a higher rate of interest than it was earning.

Impairment losses on financial assets were €265 million in 2012, a 73.7% or €741 million decrease as compared to €1,006 million in 2011. This was mainly due to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011 and in local currency, loan-loss provisions dropped by 34.7%, further lowering the NPL ratio to 2.29% from 2.85% in 2011, and coverage rose to 106% from 96% in 2011. This was mainly due to the improved composition of the portfolio and strict management of risk.

Profit attributable to the Parent was €805 million in 2012, a €199 million decrease as compared to €1,004 million in 2011. The main developments were: (i) entry of new shareholders in SCUSA, with the result that the Santander Group stake in the company went from 91.5% to approximately 65%, (ii) the above mentioned provision booked for Trust Piers.

2011 compared to 2010

In 2011, United States contributed 14.3% of the profit attributable to the Parent bank’s total operating areas.

Interest income for 2011 was €3,289 million, a 5.7% or €176 million increase as compared to €3,113 million for 2010. The good performance of Santander Consumer USA was partially offset by a €57 million decrease in Sovereign. In an environment of a sharp decline in interest rates, management of volumes and prices was essential to the performance of interest income.

Net fees and commissions were €643 million in 2011, a 7.9% or €47 million increase from €596 million in 2010. The positive performance of Santander Consumer USA and the management of volumes and prices were partially offset by the negative impact of the Durbin Amendment to the Dodd-Frank Act. This amendment limits the commissions charged to clients for certain transactions. Sovereign, in a stand-alone basis, experience a decrease of €33 million.

Administrative expenses were €1,169 million in 2011, a 8.9% or €96 million increase as compared to €1,073 million in 2010. Depreciation and amortization was €126 million in 2011, a 5.9% or €7 million increase as compared to €119 million in 2010. The increase in operating expenses reflects the impact of investments in technology and the increase in commercial structures which begun in the second half of 2010.

Impairment losses on financial assets were €1,006 million in 2011, a 26.5% or €362 million decrease as compared to €1,368 million in 2010. This reduction was due to the control of NPLs and the recovery capacity throughout the credit cycle. This change caused a better than expected evolution in credit quality. Non-performing loans and coverage improved for the eighth quarter running. The NPL ratio and the coverage ratio stood in 2011 at 2.85% and 96%.

Profit attributable to the Parent was €1,004 million in 2011, a €330 million increase as compared to €674 million in 2010. Revenues and provisions performed well and costs rose because of investments in technology and commercial structures.

Corporate Activities

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(1,843)	(1,272)	(654)	44.8%	94.9%
Income from equity instruments	53	56	58	(5.4%)	(3.4%)
Income from companies accounted for by the equity method	(4)	3	(3)	n/a	n/a
Net fees and commissions	(29)	(9)	(67)	233.3%	(86.8%)
Gains/losses on financial assets and liabilities (net) *	288	398	(57)	(27.6%)	n/a
Other operating income/(expenses) (net)	536	117	120	358.1%	(2.5%)
TOTAL INCOME	(999)	(707)	(603)	41.3%	17.4%
Administrative expenses	(410)	(502)	(428)	(18.1%)	17.3%
Personnel expenses	(102)	(238)	(122)	(57.0%)	95.9%
Other general expenses	(308)	(264)	(307)	16.7%	(14.0%)
Depreciation and amortization	(120)	(107)	(127)	12.1%	(15.7%)
Provisions (net)	371	(120)	217	n/a	n/a
Impairment losses on financial assets (net)	(112)	(1,087)	(72)	(89.7%)	1,389.0%
Impairment losses on other assets (net)	(440)	(1,285)	(172)	(65.8%)	647.1%
Gains/(losses) on other assets (net)	668	1,385	(42)	(51.8%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	(1,042)	(2,423)	(1,227)	(57.0%)	97.5%
Income tax	(119)	726	340	(116.4%)	113.5%
PROFIT FROM CONTINUING OPERATIONS	(1,161)	(1,697)	(887)	(31.6%)	91.4%
Profit/(loss) from discontinued operations (net)	—	—	(13)	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(1,161)	(1,697)	(900)	(31.5%)	88.3%
Profit attributable to non-controlling interest	(19)	(26)	30	(23.1%)	(186.7%)
Profit attributable to the Parent	(1,142)	(1,671)	(930)	(31.7%)	79.7%

*	Includes exchange differences (net)

2012 compared to 2011

Interest income/(charges) for Corporate Activities was a loss of €1,843 million in 2012, a 44.9% increase as compared to losses of €1,272 million in 2011. The increase was largely due to a liquidity buffer kept in the European Central Bank and the greater cost of wholesale funding, which was partly offset by reduced recourse to wholesale markets because the need to finance the commercial gaps was lower. This higher cost also impacted the financing of the Group’s goodwill, which by definition has a negative nature, and which increased its cost proportionately.

Gains / (losses) on financial assets and liabilities were a gain of €288 million in 2012 as compared to gains of €398 million in 2011. Of note were the results from liabilities management, the sale of small financial stakes and those arising from financial assets available for sale. The impact of hedging the results of subsidiaries was negative (it was positive in 2011) balancing the higher value in euros of the business units results.

Administrative expenses were €410 million in 2012, an 18.3% or €92 million decrease from €502 million in 2011, mainly due to lower personnel expenses. Depreciation and amortization stood at €120 million, a 12.1% increase from €107 million in 2011.

In 2012, Corporate Activities impairment losses on financial assets were €112 million a 89.7% or €975 million decrease from €1,087 million in 2011. Provisions stabilized after the portfolio’s significant deterioration in 2011.

Impairment losses on other assets were €440 million, a 65.8% or €845 million decrease from €1,285 million in 2011. This variation was mainly due to the following impairments that were solely recorded in 2011: €601 million to amortize goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Gains/(losses) on other assets (net) were €668 million in 2012, a 51.8% or €717 million decrease compared to €1,385 million in 2011. The gains were mainly due to the sale of the business in Colombia and the reinsurance operation of the insurance portfolios in Spain and Portugal.

Loss attributable to the Parent amounted to €1,142 million in 2012, a €529 million decrease as compared to a loss of €1,671 million in 2011. This variation was primarily due lesser impairment losses on financial assets and on other assets.

2011 compared to 2010

Interest income/(charges) for Corporate Activities was a loss of €1,272 million in 2011, a 94.5% loss increase as compared to losses €654 in 2010. The increase was largely due to the greater cost of wholesale funding. This was mainly due to the higher level of market reference interest rates and the rise in the credit spreads of issues, as well as the cost of maintaining a prudent liquidity position. This higher cost also had a negative impact on financing costs associated with of the Group’s investments and acquisitions, which costs are allocated to the Corporate Activities segment.

Gains / (losses) on financial assets and liabilities were a gain of €398 million in 2011 compared to losses of €57 million in 2010. The difference was mainly due to hedging. In 2011, the impact of hedging the results of subsidiaries was positive (offsetting the lower value in euros of the results of the business units) and more than €500 million above 2010. In 2010, there were higher losses from the hedging of the results of subsidiaries and writedowns of financial investments in the portfolio of equity stakes, both of which were partly offset by positive returns from the hedging of interest rates.

Administrative expenses were €502 million in 2011 a 17.3% or €74 million increase from €428 million in 2010, mainly due to an increase personnel expenses. Depreciation and amortization stood at €107 million, a 15.7% reduction from the €127 million in 2010. The growth in general costs from the increase in rents was partially offset by lower amortizations.

In 2011, Corporate Activities impairment losses on financial assets were €1,087 million an €1,015 million increase from €72 million in 2010. Impairment losses on other assets were €1,285 million a 647.1% or €1,113 million increase from €172 million in 2010. These variations were mainly due to significant deterioration in 2011 of the portfolios, amortization of goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Gains/(losses) on other assets (net) were €1,385 million in 2011, an €1,427 million increase from a loss of €42 million in 2011. This increase was mainly due to the sale of a minority stake in Santander Consumer USA and the sale of our Latin American insurance companies.

Loss attributable to the Parent amounted to €1,671 million in 2011, a €741 million increase as compared to a loss of €930 million in 2010. This variation was primarily due to the impairment losses previously mentioned.

Second level (business):

Retail Banking

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	28,865	28,882	26,629	(0.1%)	8.5%
Income from equity instruments	86	72	63	19.4%	14.3%
Income from companies accounted for by the equity method	400	16	20	2,400.0%	(20.0%)
Net fees and commissions	8,471	8,703	7,833	(2.7%)	11.1%
Gains/losses on financial assets and liabilities (net) *	2,004	1,067	1,185	87.8%	(10.0%)
Other operating income/(expenses) (net)	(630)	(541)	(376)	16.5%	43.9%
TOTAL INCOME	39,196	38,199	35,354	2.6%	8.0%
Administrative expenses	(15,343)	(15,100)	(13,696)	1.6%	10.3%
Personnel expenses	(8,986)	(8,827)	(7,946)	1.8%	11.1%
Other general expenses	(6,357)	(6,273)	(5,750)	1.3%	9.1%
Depreciation and amortization	(1,848)	(1,803)	(1,600)	2.5%	12.7%
Provisions (net)	(1,815)	(2,131)	(1,263)	(14.8%)	68.7%
Impairment losses on financial assets (net)	(12,182)	(9,712)	(9,411)	25.4%	3.2%
Impairment losses on other assets (net)	(44)	(150)	(39)	(70.7%)	284.6%
Gains/(losses) on other assets (net)	219	(40)	272	n/a	(114.7%)
OPERATING PROFIT/(LOSS) BEFORE TAX	8,183	9,263	9,617	(11.7%)	(3.7%)
Income tax	(1,675)	(2,235)	(2,269)	(25.1%)	(1.5%)
PROFIT FROM CONTINUING OPERATIONS	6,508	7,028	7,348	(7.4%)	(4.4%)
Profit/(loss) from discontinued operations (net)	70	15	48	366.7%	(68.8%)
CONSOLIDATED PROFIT FOR THE YEAR	6,578	7,043	7,396	(6.6%)	(4.8%)
Profit attributable to non-controlling interest	686	571	594	20.1%	(3.9%)
Profit attributable to the Parent	5,892	6,472	6,802	(9.0%)	(4.9%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, the Group’s Retail Banking segment generated 171.4% of the profit attributed to the Group’s total operating areas. Compared to 2011, earnings were negatively affected due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance in Latin America, and increased non-controlling interests). The effect of interest rate variations was nearly zero.

Interest income were €28,865 million in 2012, a 0.1% or €17 million decrease from €28,882 million in 2011.

Income from companies accounted for by the equity method was €400 million in 2012, a €384 million increase from €16 million in 2011. This growth was mainly due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance companies in Latin America).

Net fees and commissions were €8,471 million in 2012, a 2.7% or €232 million decrease from €8,703 million in 2011.

Gains / (losses) on financial assets and liabilities were €2,004 million in 2012, a 87.8% or €937 million increase from €1,067 million in 2011. This increase was mainly due to the repurchase of debt capital instruments in the U.K.

Administrative expenses were €15,343 million in 2012, a 1.6% or €243 million increase from €15,100 million in 2011. This was mainly due to the increasing costs in Latin America related to business development, inflationary pressures on wage agreements and outsourcing of services. Depreciation and amortization costs were €1,848 million in 2012, a 2.5% or €45 million increase from €1,803 million in 2011.

Provisions were €1,815 million in 2012, a €316 million decrease from €2,131 million for the same period in 2011 due to the €842 million one-off provision for PPI remediation (€620 million after taxes) booked in the U.K. in 2011.

Impairment losses on financial assets were €12,182 million in 2012, a 25.4% or €2,470 million increase from €9,712 million in 2011. This increase was mainly driven by (i) growth in loan loss provisions in Spain due to the worsening economic situation in 2012, including a contraction of the economy, which fell into recession; (ii) increased provisions in the rest of Europe mainly due to the rise in the NPL ratio in Portugal, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom; and (iii) growth in provisions in Brazil as a result of the increased volume of total lending and a slight rise in non-performing loans.

Profit attributable to the Parent was €5,892 million in 2012, a 9.0% or €580 million decrease from €6,472 million in 2011, because of higher loan-loss provisions and the impact of higher minority interests on Latin American units.

2011 compared to 2010

In 2011, the Group’s Retail Banking segment generated 92.4% of the profit attributed to the Group’s total operating areas. The profits were affected by the provision of €620 million in the second quarter for PPI remediation in the U.K.. Results were also slightly impacted by the perimeter effect (mainly the consolidation of Poland’s Bank Zachodni WBK). The impact was between three to four percentage points positive on revenues and costs. The evolution of exchange rates during the period had a negative impact of between one and two percentage points.

Interest income were €28,882 million in 2011, a 8.5% or €2,253 million increase from €26,629 million in 2010. Net fees and commissions were €8,703 million in 2011, an 11.1% or €870 million increase from €7,833 million in 2010. These results were mainly due to the continued growth in Latin America, and the impact of the change in the scope of consolidation, which was partially offset by the effect of the changes in exchange rates.

Gains / (losses) on financial assets and liabilities were €1,067 million in 2011, a 10.0% or €118 million decrease from €1,185 million in 2010.

Administrative expenses were €15,100 million in 2011, a 10.3% or €1,404 million increase from €13,696 million in 2010. This is mainly due to the increase in cost in Latin America along related to business development. Depreciation and amortization costs were €1,803 million in 2011, a 12.7% or €203 million increase from €1,600 million in 2010.

Impairment losses on financial assets were €9,712 million in 2011, a 3.2% or €301 million increase from €9,411 million in 2010. This increase was less than the increase in 2010 and reflects the efforts made in previous years to improve risk management in the Group’s units.

Profit attributable to the Parent was €6,472 million in 2011, a 4.9% or €330 million decrease from €6,802 million in 2010.

Global Wholesale Banking

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,708	2,637	2,562	2.7%	2.9%
Income from equity instruments	284	265	240	7.2%	10.4%
Income from companies accounted for by the equity method	—	—	—	n/a	n/a
Net fees and commissions	1,360	1,248	1,403	9.0%	(11.0%)
Gains/losses on financial assets and liabilities (net) *	840	847	1,426	(0.8%)	(40.6%)
Other operating income/(expenses) (net)	(16)	11	(32)	n/a	n/a
TOTAL INCOME	5,176	5,008	5,599	3.4%	(10.6%)
Administrative expenses	(1,592)	(1,544)	(1,403)	3.1%	10.0%
Personnel expenses	(1,013)	(1,017)	(926)	(0.4%)	9.8%
Other general expenses	(579)	(527)	(477)	9.9%	10.5%
Depreciation and amortization	(171)	(137)	(149)	24.8%	(8.1%)
Provisions (net)	(17)	(4)	(6)	325.0%	(33.3%)
Impairment losses on financial assets (net)	(420)	(434)	(247)	(3.2%)	75.7%
Impairment losses on other assets (net)	(24)	118	—	(120.3%)	n/a
Gains/(losses) on other assets (net)	(5)	—	5	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,947	3,007	3,799	(2.0%)	(20.8%)
Income tax	(827)	(827)	(1,050)	0.0%	(21.2%)
PROFIT FROM CONTINUING OPERATIONS	2,120	2,180	2,749	(2.8%)	(20.7%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,120	2,180	2,749	(2.8%)	(20.7%)
Profit attributable to non-controlling interest	209	212	240	(1.4%)	(11.7%)
Profit attributable to the Parent	1,911	1,968	2,509	(2.9%)	(21.6%)

*	Includes exchange differences (net)

2012 compared to 2011

The Global Wholesale Banking segment generated 55.6% of the operating areas’ total profit attributable to the Group in 2012. After a good start, the year experienced significant levels of volatility and uncertainty due to the worsening eurozone crisis. This conditioned business activity to a large extent.

Interest income were €2,708 million in 2012, a 2.7% or €70 million increase from €2,638 million in 2011. Net fees and commissions were €1,360 million in 2012, a 9.0% or €112 million increase from €1,248 million in 2011. In an environment of reduced activity these results were supported by the strength and diversification of client revenues.

Gains / (losses) on financial assets and liabilities remained stable at €840 million in 2012 compared to €847 million in 2011.

Administrative expenses were €1,592 million in 2012, a 3.1% or €48 million increase from €1,544 million in 2011.

Depreciation and amortization costs were €171 million in 2012, a 24.8% or €34 million increase from €137 million in 2011. These variations were largely due to personnel and general adjustments and higher amortizations for projects.

Impairment losses on financial assets were €420 million in 2012, a €14 million decrease as compared to provisions of €434 million in 2011.

Profit attributable to the Parent was €1,911 million in 2012, a 2.9% or €57 million decrease from €1,968 million in 2011. The increase in total income was offset by higher impairment.

2011 compared to 2010

The Global Wholesale Banking segment generated 28.1% of the operating areas’ total profit attributable to the Group in 2011. Beginning in the spring, markets were very unstable and they continued to deteriorate in the second half of the year due to the eurozone’s sovereign debt crisis. This environment had a significant impact on revenues, particularly those derived from equities and those not related to customers.

Interest income were €2,637 million in 2011, a 2.9% or €75 million increase from €2,562 million in 2010.

Net fees and commissions were €1,248 million in 2011, an 11.0% or €155 million decrease from €1,403 million in 2010 lower due to reduced activity in the markets.

Gains / (losses) on financial assets and liabilities were €847 million in 2011, a 40.6% or €579 million decrease from €1,426 million in 2010.

Administrative expenses were €1,544 million in 2011, a 10.0% or €141 million increase from €1,403 million in 2010, reflecting the investment in equipment and technology.

Depreciation and amortization costs were €137 million in 2011, an 8.1% or a €12 million decrease from €149 million 2010.

Impairment losses on financial assets were €434 million in 2011, a €187 million increase as compared to provisions of €247 million in 2010 due to the further deterioration of the economic environment.

Profit attributable to the Parent was €1,968 million in 2011, a 21.6% or €541 million decrease from €2,509 million in 2010. Profits declined because of the fall in total income from the sharp reduction in gains on financial transactions and in fee income, coupled with higher costs and provisions.

The results were supported by strong and diversified client revenues, although they were impacted by the market stress in the second half of the year somewhat shaken in the last two quarters of very high stress.

Asset Management and Insurance

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	119	258	229	(53.9%)	12.7%
Income from equity instruments	—	1	1	(100.0%)	0.0%
Income from companies accounted for by the equity method*	131	38	—	244.7%	n/a
Net fees and commissions	418	409	445	2.2%	(8.1%)
Gains/losses on financial assets and liabilities (net)	3	—	49	n/a	n/a
Other operating income/(expenses) (net)	223	433	388	(48.5%)	11.6%
TOTAL INCOME	894	1,139	1,112	(21.5%)	2.4%
Administrative expenses	(272)	(319)	(311)	(14.7%)	2.6%
Personnel expenses	(160)	(178)	(168)	(10.1%)	6.0%
Other general expenses	(112)	(141)	(143)	(20.6%)	(1.4%)
Depreciation and amortization	(35)	(43)	(52)	(18.6%)	(17.3%)
Provisions (net)	(17)	(46)	(15)	(63.0%)	206.7%
Impairment losses on financial assets (net)	(2)	(2)	(3)	—	(33.3%)
Impairment losses on other assets (net)	—	—	(1)	n/a	n/a
Gains/(losses) on other assets (net)	8	(9)	—	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	576	720	730	(20.0%)	(1.4%)
Income tax	(154)	(232)	(204)	(33.6%)	13.7%
PROFIT FROM CONTINUING OPERATIONS	422	488	526	(13.5%)	(7.2%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	422	488	526	(13.5%)	(7.2%)
Profit attributable to non-controlling interest	20	51	59	(60.8%)	(13.6%)
Profit attributable to the Parent	402	437	467	(8.0%)	(6.4%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012 this segment generated 11.7% of the operating areas’ total profit attributable to the Parent bank. In July 2012, an agreement was reached with Abbey Life Insurance Ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated gross results of €435 million.

In December 2012, Santander agreed to a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The transaction valued Santander’s insurance business at €431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Total income in 2012 was €894 million, a 21.5% or €245 million decrease from €1,139 million in 2011. Administrative expenses were €272 million in 2012, a 14.7% decrease from €319 million in 2011. Depreciation and amortization decreased by €8 million in 2012. All of these performances reflect two main changes: (i) the reduction in the stake in the Latin American insurance companies and (ii) the reinsurance agreement in Spain and Portugal.

Profit attributable to the Parent was €402 million in 2012, a decrease of 8.0% or €35 million from €437 million in 2011 mainly attributable to the following impacts: (i) the reinsurance agreement reached with Abbey Life Insurance Ltd., and (ii) the sale of 51% of the Latin American insurers to Zurich which meant recording the contribution of these companies by the equity accounted method.

2011 compared to 2010

In 2011 this segment generated 6.2% of the operating areas’ total profit attributable to the Parent bank.

Total income in 2011 was €1,139 million, a 2.4% or €27 million increase from €1,112 million in 2011.

Administrative expenses were €319 million in 2011, a 2.6% increase from €311 million in 2011.

Depreciation and amortization decreased by €9 million in 2011 because of the one-off impact of the change in accounting criteria for amortization of intangible insurance assets in 2010.

Profit attributable to the Parent was €437 million in 2011, a decrease of 6.4% or €30 million from €467 million in 2010, largely affected by lower revenues from insurance in the fourth quarter after the global agreement with Zurich.

Spain’s Run-Off Real Estate

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	74	89	199	(16.9%)	(55.3%)
Income from equity instruments	—	—	—	n/a	n/a
Income from companies accounted for by the equity method	(100)	—	—	n/a	n/a
Net fees and commissions	41	57	46	(28.1%)	23.9%
Gains/losses on financial assets and liabilities (net) *	5	4	4	25.0%	0.0%
Other operating income/(expenses) (net)	(3)	1	1	n/a	0.0%
TOTAL INCOME	17	151	250	(88.7%)	(39.6%)
Administrative expenses	(184)	(179)	(235)	2.8%	(23.8%)
Personnel expenses	(45)	(45)	(134)	0.0%	(66.4%)
Other general expenses	(139)	(134)	(101)	3.7%	32.7%
Depreciation and amortization	(9)	(8)	(9)	12.5%	11.1%
Provisions (net)	—	(315)	—	n/a	n/a
Impairment losses on financial assets (net)	(6,164)	(559)	(667)	1,002.7%	(16.2%)
Impairment losses on other assets (net)	—	(201)	(74)	n/a	171.6%
Gains/(losses) on other assets (net)	(741)	(1,598)	(174)	(53.6%)	818.4%
OPERATING PROFIT/(LOSS) BEFORE TAX	(7,081)	(2,709)	(909)	161.4%	198.0%
Income tax	2,185	813	273	168.8%	197.8%
PROFIT FROM CONTINUING OPERATIONS	(4,896)	(1,896)	(636)	158.2%	198.1%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(4,896)	(1,896)	(636)	158.2%	198.1%
Profit attributable to non-controlling interest	(128)	(20)	—	540.0%	n/a
Profit attributable to the Parent	(4,768)	(1,876)	(636)	154.2%	195.0%

*	Includes exchange differences (net)

2012 compared to 2011

This segment focuses on managing real estate clients in Spain with potentially problematic exposures in the Group in order to reduce their exposure, and managing property and land, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale.

Impairment losses on financial assets were €6,164 million in 2012, a €5,605 million increase as compared to provisions of €559 million in 2011 due to the strong increase in the deterioration of the real estate segment caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration. Particularly significant in this context was the increase in non-performing loan ratios of 206 basis points from 54.1% at December 31, 2012 to 33.5% in 2011 (for further details see Note 54 to our consolidated financial statements).

Gains/(losses) on other assets (net) were €741 million losses in 2012, a €857 million decrease as compared to losses of €1,598 million in 2011. This was mainly due to lesser provisions for foreclosed assets in 2012 as provisions stabilized after the increased impairments taken in 2011.

Income tax benefit in 2012 was €2,185 million, a 168.8% or €1,372 million increase as compared to €813 million in 2011 as operating losses increased by €4,371 million.

Losses attributable to the Parent in 2012 was €4,768 million, a 154.2% or €2,892 million increase as compared to €1,876 million losses in 2011. The strong increase is mainly due to impairment losses accounted for during the year due to the deterioration of the real estate portfolio.

2011 compared to 2010

Impairment losses on financial assets were €559 million in 2011, a €108 million decrease as compared to provisions of €667 million in 2011.

Gains/(losses) on other assets (net) were €1,598 million losses in 2011, a €1,424 million increase as compared to losses of €174 million in 2010. This was mainly due to increased provisions for foreclosed assets in 2011 due to the deterioration of the real estate market.

Losses attributable to the Parent in 2011 was €1,876 million, a 195.0% or €1,240 million increase as compared to €636 million losses in 2010. The strong increase is mainly due to impairment losses accounted for during the year due to the deterioration of the real estate portfolio.

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,269,598 million at December 31, 2012, a €18,590 million increase from total assets of €1,251,008 million at December 31, 2011. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, decreased by 3.0% to €744,534 million at December 31, 2012 from €767,347 million at December 31, 2011.

The following factors contributed to the variations in the balance sheet:

•	A negative perimeter impact from the sale of our subsidiary in Colombia, and from the units that were previously consolidated by the proportional method, mainly in Spain, and changed to be accounted for by the equity method.

•	The almost null effect from the evolution of non-euro currencies (end of period rates) on the one hand, the appreciation of sterling (2%), the Mexican peso (5%), the Chilean peso (6%) and the Polish zloty (9%) and, on the other, the depreciation of the dollar (2%), the Brazilian real (11%) and the Argentine peso (14%) in each case against the euro.

The impact of these factors was one percentage point negative on changes in customer balances and was offset by growth in other portfolios and in cash and deposits at central banks.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, decreased by 0.9% from €632,533 million at December 31, 2011, to €626,639 million at December 31, 2012. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 10.1% from €131,456 million at December 31, 2011, to €118,141 million at December 31, 2012 affected by the greater commercial focus placed on capturing on-balance-sheet funds.

In addition, and as part of the global financing strategy, during 2012 the Group issued €80,817 million of senior debt (including Santander UK’s medium term program), including €7,842 million of covered bonds and €2 million of subordinated debt.

During 2012, €78,706 million of senior debt (including Santander UK’s medium term program), including €7,721 million of covered bonds and €4,080 million of subordinated debt, matured.

Goodwill was €24,626 million at the end of 2012, a €463 million decrease from €25,089 million at the end of 2011 entirely due to the evolution of exchange rates in various countries and goodwill amortization in Italy.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2012, was €71,860 million, a decrease of €2,600 million or 3.5% from €74,460 million at December 31, 2011, mainly due to the increase of reserves resulting from the issuance of 1,412,136,547 shares in 2012 which was offset by the increase of negative valuation adjustments and the decrease in the consolidated income.

Our eligible stockholders’ equity under BIS II was €72,936 million at December 31, 2012. The surplus over the minimum required by the Bank of Spain was €28,374 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2012 the BIS II ratio was 13.09% (13.56% at December 31, 2011), Tier I Capital was 11.17% (11.01% at December 31, 2011) and core capital was 10.33% (10.02% at December 31, 2011).

Item 6. Directors, senior management and employees

No changes.

Item 7. Major shareholders and related party transactions

Loans made to other Related Parties

The companies of the Group engage, on a regular and routine basis, in a number of customary transactions among Group members, including:

•	overnight call deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers; and

•	letters of credit for imports and exports

and others within the scope of the ordinary course of the banking business, such as loans and other banking services to our shareholders, to employees of all levels, and the associates and the members of the families of all these persons, as well as those other businesses conducted by the companies of the Group. All these transactions are made:

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or other unfavorable features.

As of December 31, 2012 our loans and credits to associated and jointly controlled entities, amounted to €544 million. Those loans and credits represented 0.08% of our total net loans and credits and 0.76% of our total stockholders’ equity as of December 31, 2012.

For more information, see Notes 3 and 53 to our consolidated financial statements.

Item 8. Financial Information

No changes.

Item 9. The Offer and Listing

No changes.

Item 10. Additional Information

No changes.

Item 11. Quantitative and Qualitative Disclosures About Risk

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.

We have divided this section into the following nine parts:

•	Corporate risk management, control and appetite principles;

•	Corporate governance of the risk function;

•	Integrated risk control and internal risk validation;

•	Credit risk;

•	Market risk;

•	Liquidity and funding risk;

•	Operational risk;

•	Compliance and reputational risk; and

•	Capital.

Part 1. Corporate risk management, control and appetite principles

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralized control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levels:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these risk acceptance and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•	The Group has detailed action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organization’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by Group bodies, which makes decision-making more rigorous and transparent.

•	Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programs (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties).

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile -which is reflected in the approved annual budget and in the medium-term strategic plan-, and for the day-to-day management of risk. Thus, it ensures that the usual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, once the board has been informed the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

Risk appetite framework

The Group’s risk appetite framework contains both quantitative and qualitative elements making up a group of primary metrics and a separate series of supplementary indicators.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

•	The maximum losses the Group is willing to assume,

•	The minimum capital position the Group wishes to maintain, and

•	The minimum liquidity position the Group wishes to have.

These metrics are calculated for severe stress scenarios that are unlikely but possible.

Also, the Group has a series of transversal metrics aimed at limiting excessive concentration of the risk profile, both in terms of risk factors and from the perspective of customers, businesses, geographical areas and products.

Losses

One of the three primary metrics used to formulate the Group’s risk appetite is expressed in terms of the maximum unexpected effect on results that the Group is willing to accept in the event of adverse scenarios that are plausible but unlikely to occur.

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, senior management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialization of the adverse effects for all the risks considered is usually twelve months, except in the case of credit risk, for which a supplementary impact analysis is performed with a three-year time horizon. In any case, the time horizon for the formulation of the risk appetite is one year.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after ordinary provisions, i.e. ordinary operating profit/(loss) before tax.

Capital position

The Group has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer. It has set a target core capital ratio of more than 9%, defined in terms of Basel II, and has also established minimum return on risk-adjusted capital (RORAC) targets at Group level.

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 basis points.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Needs arising from medium- and long-term business activities must be financed with medium- and long-term instruments.

•	High proportion of customer deposits in a balance sheet of a commercial nature.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies; and maturity periods.

•	Limited recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including the capacity for discounting at central banks to be used in adverse situations.

In view of the Group’s desire to have a structure based on autonomous subsidiaries, liquidity management is performed at each subsidiary, with the related control being exercised at corporate level. Therefore, each of the subsidiaries has to be self-sufficient in terms of the availability of liquidity.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained primarily by virtue of its focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•	Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•	Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•	A predictable general medium-low risk profile based on a business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Risk appetite and living will

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

In 2010, the Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. As required, the living will included a recovery plan and all the information required to plan a possible liquidation (resolution plan). Also, although it was not required, in 2010 more summarized individual plans were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK.

In 2012, the third version of the corporate living will was prepared. As with the first two versions in 2011 and 2010, the Group submitted the third version of the recovery plan to its CMG (Crisis Management Group) in July 2012. The 2012 living will comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (UK, Brazil, Mexico and Sovereign). Particularly noteworthy is the case of the UK, where, irrespective of the obligation to be part of the corporate living will, a complete version was prepared in compliance with local regulatory initiatives.

The preparation of the corporate living will makes an important contribution to the conceptual delimitation of the Group’s risk appetite and risk profile.

Part 2. Corporate governance of the risk function

The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets global limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The third deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organizational and functional structure is as follows:

•	The risk unit (“DGR”). The DGR is responsible for the executive credit risk and financial risk management functions and is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The DGR is divided into two blocks:

•	A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems. This block, which is called intelligence and global control, encompasses the following areas/functions: solvency risk, market risk and methodology.

•	A business structure, centered on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. This block, which is called performance and management integration, encompasses the following areas/functions: standardized risk management, individualized corporates risk management, global loan recoveries, wholesale banking risk management, Santander Consumer Finance risk management and global business risk management.

Between these two blocks is the corporate management integration area the purpose of which is to intensify and systematize the use of corporate risk management models (for credit, market and structural risk), to accelerate their implementation and to ensure their integration in the management of all Group entities.

The above structure is complemented by a global systematic governance area, which supports and advises the risk unit and is responsible for implementing the organizational model and ensuring the effective execution of internal control (including quality control procedures), and by a corporate development and management area that leads the risk unit’s initiatives and projects, which involve several areas and/or local units, such as a common reporting model and a global corporate platform.

The scope of action of these functions is global, i.e. they feature in all the units in which the risk division acts and this structure is mirrored in the local units. The fundamental elements through which the global functions are replicated in each unit are the corporate frameworks. These are the central elements for disseminating and transferring global practices, reflecting the action policies and criteria for each area and establishing the Group’s compliance standards to be applied at all local units.

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•	The risk unit establishes risk policies and criteria, global limits and decision-making and control processes, it generates management schemes, systems and tools and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•	The local units apply the policies and systems to the local market; they adapt the management schemes and organization to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit. This unit has global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•	Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•	Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, in order to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and to verify that the risk profile actually assumed is within the guidelines laid down by senior management.

Part 3. Integrated risk control and internal risk validation

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the third deputy chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

In 2008, the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks considered are: credit risk (including concentration and counterparty risks), market risk (including liquidity and structural interest rate and foreign currency risks), operational and technology risk, and compliance and reputational risk.

The integrated risk control function is articulated in three complementary activities:

1)	To guarantee that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)	To ensure that senior management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)	To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

The function is characterized by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated supervision of all the risks the Group incurs in its business activities.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematizing its operation and tailoring it to the Group’s particular needs. As a result, it is possible to formalize the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1): testing or review guidelines are available for each risk, and are divided into control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardize the control parameters of the various risks- on an annual basis, and any new tests included are based on the latest best practices observed in the industry and/or required by the regulators. The supporting tool is a repository for the findings of each test and for the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2): senior management is provided with monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3): in order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

The Bank of Spain has unrestricted access to these tools and, accordingly, to the working papers used to perform the integrated risk control function.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialized unit of the Group, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

Internal model validation at the Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centers located in Madrid, London, Sao Paulo and New York. From a functional and hierarchical standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally that provide a corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

The Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, market, operational, compliance and reputational risks.

Part 4. Credit risk

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between two types of customers:

•	Individualized customers are defined as those to which a risk analyst has been assigned. This category includes global wholesale banking customers (corporates, financial institutions and sovereigns) and the retail banking companies whose risk level is above a set exposure threshold for each unit. Risk management is performed through expert analysis supplemented by decision-making support tools.

•	Standardized risks: standardized customers are those which have not been assigned a risk analyst. This segment includes exposures to individuals, independent professionals and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented when required by the expert judgment of teams of analysts.

4.2 Main aggregates and variations

4.2.1 Global credit risk map—2012

Credit risk is diversified across the main geographical areas where the Group has a presence: Europe accounts for 72% of the exposure, Latin America 22% and the United States 6%.

In 2012 credit risk exposure increased by 1.3%, due mainly to the rise in the amounts drawn down by credit institutions, largely because of the increase in balances with central banks.

Disregarding the effect of changes in the exchange rates of the main currencies against the euro, credit risk exposure grew by 2% in 2012.

4.2.2 Variations in aggregates in 2012

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers (1) (millions of euros)		Non performing loans ratio (%)		Coverage ratio (%)
	2012	2011	2012	2011	2012	2011
Continental Europe	332,261	353,506	6.29	5.24	73.0	55.2
Spain	210,536	223,456	3.84	3.30	50.0	50.9
Santander Consumer Finance	59,387	59,442	3.90	3.97	109.5	109.3
Portugal	28,188	30,607	6.56	4.06	53.1	54.9
Poland	10,601	9,120	4.72	4.89	68.3	65.2
United Kingdom	254,066	257,698	2.05	1.85	44.1	37.5
Latin America	160,413	159,445	5.42	4.32	87.5	97.0
Brazil	89,142	91,035	6.86	5.38	90.2	95.2
Mexico	22,038	19,446	1.94	1.82	157.3	175.7
Chile	32,697	28,462	5.17	3.85	57.7	73.4
Puerto Rico	4,567	4,559	7.14	8.64	62.0	51.4
Argentina	5,378	4,957	1.71	1.15	143.3	206.9
Sovereign	44,678	43,052	2.29	2.85	105.9	96.2
Total Group	793,448	820,968	4.54	3.90	72.4	61.0

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives (€5,735 million).

At December 31, 2012, the Group’s non-performing loans ratio stands at 4.54%, up 65 basis points on 2011. The Group’s coverage ratio stands at 72.6%, up from 61.4% in 2011.

4.3 Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

4.3.1 UK

Credit risk exposure to UK customers amounted to €254,066 million at 2012 year-end, and represented 32.0% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s credit risk exposure as a whole, the mortgage loan portfolio (which totaled €191,827 million at 2012 year-end) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of this portfolio rose from 1.46% in 2011 to 1.74% at 2012 year-end, although at all times it remained below the ratio for the industry as a whole, according to data published by the Council of Mortgage Lenders. The two reasons for this rise are as follows: the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years, and the fall in the number of loans that became reperforming in 2012.

The decrease in the number of loans that became reperforming in the year was due mainly to the introduction of new debt recovery procedures within the framework of the regulatory initiative known as “Treating Customers Fairly”. This gave rise to an increase in the administrative procedures to be performed in managing defaults, which resulted in customers being classified as non-performing for a longer period of time.

As regards the profile of the portfolio, the application of the strict lending policies mentioned above has enabled new NPLs to be kept at very similar levels to those of 2011. Thus, the maximum loan-to-value criteria were reduced to 75% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity. The simple average LTV for the total portfolio stood at 52.2%, while the weighted average LTV was 49%. The proportion of the portfolio with an LTV above 90% remained at 12%, comfortably below the UK market average (above 17%) (CACI Mortgage Market Data).

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, in 2009 the granting of mortgage loans with LTVs exceeding 100% was forbidden. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%, and in 2012 a maximum limit of 75% was established for this ratio, as stated above.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to €157 million at 2012 year-end, representing just 0.1% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.

SMEs and companies: In line with the aim of becoming the first-choice bank for SMEs and companies, the most representative portfolios in this segment saw growth of around 18% in 2012.

4.3.2 Spain

4.3.2.1 Portfolio overview

The total credit risk exposure (including guarantees and documentary credits) of the Group’s businesses in Spain at 2012 year-end represented 31% of the total for the Group, displaying an appropriate level of diversification, in terms of both products and customer segments.

In 2012 there was a decrease in lending levels as a result of the fall in the demand for credit, the economic situation and, as far as real estate loans were concerned, the active policy to reduce these exposures.

Due mainly to the impairment of real estate loans, the NPL ratio of the portfolio as a whole increased to 6.74% in 2012.

Excluding the real estate loan portfolio, the NPL ratio stood at 4.0% in 2012, up 65 basis points on 2011. The provisions recognized at 2012 year-end represented a coverage of 70.6% of doubtful balances (compared with 45.5% at 2011 year-end).

4.3.2.2 Portfolio of home purchase loans to families

The loans granted to families to purchase residential property by the main businesses in Spain amounted to €55,997 million at 2012 year-end and represented 22.4% of total credit risk exposure. Of this amount, 98.9% was secured by mortgages.

In millions of euros	12/31/12		12/31/11
	Gross amount	Of which: Doubtful	Gross amount	Of which: Doubtful
Home purchase loans	55,997	1,425	59,453	1,607
Without mortgage guarantee	574	8	918	28
With mortgage guarantee	55,423	1,417	58,535	1,579

The non-performing loans ratio of the mortgage loan portfolio fell slightly year-on-year and ended 2012 at 2.6%, a figure clearly lower than that recorded by the other businesses in Spain.

In the home purchase loans detailed in the foregoing table, the guarantee is the financed home on which the Group has a priority claim in the event of default. At December 31, 2012, 94% of these loans related to principal-residence houses (December 31, 2011: 97%).

The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a usual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	89% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee in Spain as of the December 31, 2012 taking into account guarantee values at the time of origination and updated as of December 31, 2012 as explained below:

In millions of euros	12/31/12
	Loan-to-value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount at origination	12,774	16,444	19,915	5,702	588	55,423
Gross amount updated (*)	12,986	11,898	14,137	10,732	5,670	55,423
Of which: Doubtful	155	198	359	547	158	1,417

(*)	The gross amount is updated using published housing prices indices.

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

4.3.2.3 Portfolio of loans to non-real estate companies

The total lending to non-real estate companies of the Group’s businesses in Spain stood at €139,851 million at 2012 year-end.

More than 90% of this segment relates to individualized customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio remained at levels below those of the businesses in Spain as a whole, and stood at 4.4% at 2012 year-end.

4.3.2.4 Real estate loan portfolio

The real estate exposure in Spain amounted to €23,705 million at 2012 year-end, of which €15,867 million relate to loans and €7,838 million to foreclosed properties.

The policy severely reducing the balances in this segment continued in 2012, and the balances fell by 25.9% compared with 2011 and decreased by 44.2% compared with 2008.

	2012	2011
	(in millions of euros)	(in millions of euros)
Opening balance	23,442	27,334
Foreclosures assets	(1,630)	(914)
Sales of portfolios	(63)	—
Cash recoveries	(2,029)	(1,228)
Third party subrogations	(2,165)	(1,514)
Write offs and forgiveness of debts	(1,688)	(236)
Closing balance (net)	15,867	23,442

Third party subrogations correspond to the replacement of the original borrower (real estate developer) with a private individual who acquires a share of the loan equivalent to the house acquired from the developer by such individual. These loans are included in the “Home purchase loan portfolio” and as mentioned in Note 54 of our financial statements have a stable delinquency rate (2.6% as December 31, 2012).

Millions of euros	12/31/12
	Gross amount	Excess over collateral value*	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	15,867	6,893	7,034
Of which: Doubtful	7,576	3,843	3,786
Of which: Substandard	2,149	1,000	833
Memorandum item: Written-off assets	975

*	The excess over collateral corresponds to the amount of the loan which is not covered by the value of the property collateral assigned to such loan. Accordingly, this collateral value does not include any other expected cash flows from the debtor, such as the debtor’s ordinary cash flows or cash flows from the sale of the debtor’s other assets.

Millions of euros	12/31/12
Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	183,130
Total consolidated assets	1,269,600
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	270

In accordance with the requirements of the Bank of Spain, the collateral values presented in the table above have been obtained using external appraisals as of the date of origination for standard loans and as of the date the loans became doubtful for non-performing loans. The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed.

Notwithstanding the above, for internal management purposes, we update LTVs for all secured loans at least once a year taking into consideration the price index published by the corresponding government institution.

The NPL ratio of this portfolio ended the year at 47.7% (compared with 28.6% at December 2011) due to the increase in the proportion of doubtful assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The distribution of the portfolio is as follows:

Millions of euros	Loans: Gross amount	Loans: Gross amount
	12/31/12	12/31/11
1. Without mortgage guarantee	2,225	4,737
2. With mortgage guarantee	13,642	18,705
2.1 Completed buildings	7,025	11,805
2.1.1 Residential	3,491	6,006
2.1.2 Other	3,534	5,799
2.2 Buildings under construction	1,493	1,985
2.2.1 Residential	1,080	1,458
2.2.2 Other	413	527
2.3 Land	5,124	4,915
2.3.1 Developed land	4,705	3,118
2.3.2 Other land	419	1,797

Total	15,867	23,442

The coverage ratio of the real estate exposure in Spain stands at 47% (22% at December 2011).

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At 2012 year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:

•	Developments with completed work / certificate of final completion obtained: 66% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 11% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 4% of outstanding risk.

•	Percentage of completion of less than 50%: 19%.

The detail of the stages of completion of the property developments shows that nearly 86% of the financed developments of this kind are complete or are close to completion, thus having overcome the construction risk.

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal processes, court procedures and potential recovery management.

The Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or developable, which can therefore be developed.

In the case of home financing projects in which the construction work has already been completed, the significant reduction in the exposure is supported by various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Developers with an ample solvency profile and proven experience in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralized basis.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analyzed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2012, the net balance of these assets amounted to €3,674 million (gross amount: €7,838 million; recognized allowance: €4,164 million).

The following table shows the detail of the assets acquired and foreclosed by the businesses in Spain at 2012 and 2011 year-end:

Millions of euros	12/31/12		12/31/11
	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	2,906	3,650	2,988	3,536
Of which:
Completed buildings	793	498	1,001	760
Residential	393	236	661	505
Other	400	262	340	255
Buildings under construction	283	281	255	265
Residential	274	273	235	244
Other	9	8	20	21
Land	1,830	2,871	1,732	2,511
Developed land	1,302	2,024	1,121	1,540
Other land	528	847	611	971
Property assets from home purchase mortgage loans to households	707	454	1,223	689
Other foreclosed property assets	61	60	63	53

Total property assets	3,674	4,164	4,274	4,278

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	649	749	818	580

Total	4,323	4,913	5,092	4,858

In recent years, the Group has considered asset acquisition/foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the acquired/foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

Net additions to acquired and foreclosed assets continued to fall in 2012, due to the higher level of growth in disposals than in additions.

	Billions of euros
	2012	2011
Gross additions	2.1	2.3
Disposals	2.8	1.3
Difference	(0.7)	1.0

4.3.3 Brazil

The loan portfolio in Brazil grew by 9.58% to €89,142 million in 2012 (excluding the exchange-rate effect), representing 11% of the Group’s total lending. This growth is in line with the growth in the Brazilian economy.

The portfolio mix is characterized by customer diversification and the significant volume of retail transactions: 56.1% of loans are loans to individuals, consumer loans and loans to SMEs.

Loans to individuals increased by 11% in 2012. By segment, the highest growth recorded in the loans to individuals portfolio was that of the mortgages segment, although its weight in the portfolio continues to be low (5% of total lending in Brazil).

The NPL ratio was 6.86% at 2012 year-end, compared with 5.38% in 2011, against a backdrop of a slowdown in the Brazilian economy that gave rise to an increase in non-performing loans in the system.

The non-performing loans coverage ratio stands at 90.2% (2011 year-end: 95%).

4.4. Credit risk from other standpoints

4.4.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

Derivatives exposures

The net total credit risk exposure in derivatives activities amounted to €52,184 million in 2012, and was concentrated at counterparties with high credit quality: 76.6% of the exposure was to counterparties with ratings of A- or above.

Around 50% of the derivatives exposure is to financial institutions with which almost all transactions are entered into under netting and collateral arrangements. The other transactions with various financial institution customers relate generally to hedging transactions. On occasion, non-hedging transactions may be entered into, but only with specialist customers.

The Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets, and as part of its trading operations.

The risk inherent to these transactions is controlled using an array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.

In notional terms, the position in CDSs includes protection purchased for €47,105 million and protection sold for €42,529 million.

At December 31, 2012, for the Group’s trading activities, the sensitivity of the lending business to one-basis-point increases in spreads was €-0.3 million, similar to the 2011 figure, and the average annual VaR amounted to €2.9 million, significantly lower than in 2011 (average VaR of €10.6 million).

4.4.2. Concentration risk

The Group continuously monitors the degree of credit risk concentration, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk concentration.

The Group is subject to Bank of Spain regulations on “Large Exposures”. Pursuant to the rules contained in Bank of Spain Circular 3/2008 (on the calculation and control of minimum capital requirements) and subsequent amendments thereto, the value of a credit institution’s total exposure to a single individual, entity or economic group, including the non-consolidated portion of its own economic group, may not exceed 25% of its capital. Exposures to a single individual, legal entity or economic group are deemed to be large exposures when their value exceeds 10% of the credit institution’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.

At December 31, 2012, there were several economic and financial groups with respect to which the Group’s exposure initially exceeded 10% of capital: three financial institutions in the European Union, two financial institutions in the United States, one oil corporation and one central counterparty in the European Union. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of these entities represented less than 5.5% of eligible capital.

At December 31, 2012, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 5.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), which is the same as the year-ago figure. From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2012 is as follows:

	Millions of euros
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	178,855	38,939	82,219	48,452	9,245
Public sector	128,680	54,646	21,339	51,393	1,302
Of which:
Central government	94,653	40,597	18,459	34,325	1,272
Other	34,027	14,049	2,880	17,068	30
Other financial institutions	75,394	11,610	38,779	22,425	2,580
Non-financial companies and individual entrepreneurs	324,336	122,714	68,208	118,464	14,950
Of which:
Property construction and development	18,885	8,723	3,814	6,348	—
Civil engineering construction	18,528	11,238	2,297	4,841	152
Large companies	175,467	65,462	35,397	69,228	5,380
SMEs and individual entrepreneurs	111,456	37,291	26,700	38,047	9,418
Other households and non-profit institutions serving households	410,951	70,950	260,795	78,248	958
Of which:
Residential	303,225	56,833	217,469	28,707	216
Consumer loans	91,153	8,630	38,297	43,512	714
Other purposes	15,120	5,487	3,576	6,029	28
Subtotal	1,116,763	298,859	469,887	318,982	29,035
Less: impairment losses on assets, collectively assessed	(3,944)

Total (*)	1,112,819

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3 Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2012, the country risk exposure for which allowances must be recorded amounted to €342 million. At 2011 year-end, the total regulatory country risk exposure amounted to €380 million. The allowance recognized in this connection at 2012 year-end amounted to €45 million, as compared with €55 million at 2011 year-end.

4.4.4 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

In general, sovereign risk exposure arises mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

Also, the sovereign risk investment strategy takes into account each country’s credit quality when establishing maximum exposure limits.

As could be expected, the distribution of sovereign exposure by rating was affected by the numerous revisions of sovereign issuers’ ratings in recent years, mainly Spain, Portugal, the US and Chile.

The detail of the Group’s total risk exposure to the so-called peripheral countries of the euro zone at December 31, 2012 and 2011, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure, is as follows (for the purpose of presenting the following tables, the term “sovereign exposure” is considered in its broadest sense and includes, in addition to exposure to the State/central banks, the exposure to other public authorities, such as autonomous community governments and municipal councils):

12/31/12
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)			Contingent liabilities and commitments (Note 35)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure		Total exposure
Spain	1,218	6,680	29,288	1,173	16,884	148	—	55,391	2,341	57,732
Portugal	1,156	94	1,998	125	644	1,174	1	5,192	33	5,325
Italy	3	353	267	—	40	—	—	663	204	867
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	277	—	277	—	277

(*)	Presented excluding valuation adjustments and impairment losses recognized (€20 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/12
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)			Contingent liabilities and commitments (Note 35)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure		Total exposure
Spain	11,471	2,391	6,525	1,130	183,130	6,798	(40)	211,405	63,101	274,506
Portugal	—	903	518	1,422	25,215	635	(4)	28,689	7,397	36,086
Italy	—	176	116	83	7,473	(2)	8	7,854	3,234	11,088
Greece	—	—	—	—	96	—	—	96	135	231
Ireland	—	146	414	179	481	351	—	1,571	224	1,795

(*)	Presented excluding valuation adjustments and impairment losses recognized (€12,671 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding valuation adjustments and impairment losses recognized (€3 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding valuation adjustments and impairment losses recognized (€7,237 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2012 and 2011 detailed in the foregoing tables:

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Private	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Private	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Private	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Private	16	16	—	—	—	—

12/31/11
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—

In addition, our total risk exposure to Cyprus at December 31, 2012 was €12.9 million, mainly secured loans granted in Spain and the UK to individuals resident in Cyprus.

4.4.5 Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed. The methodology used is as follows:

•	For transactions amounting to USD 10 million or more, an initial general questionnaire is completed, designed to establish the social and environmental risk of the project (which is classified, from higher to lower risk, into category A, B or C, respectively) and the degree of compliance of the transaction with the Equator Principles.

•	For projects classified into the highest-risk categories (categories A and B, non-high income OECD country), a more exhaustive questionnaire is completed, which is adapted according to the business sector involved.

•	Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organizes social and environmental training courses for both its risk management teams and the heads of its business units.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in all the individualized segments, both the wholesale segments (sovereigns, financial institutions and corporate banking) and the other individualized companies and institutions.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In contrast to the use of ratings in the individualized segments, in the standardized segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using a credit management program (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualized risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materiality, concur.

Thus, for large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables supporting the preparation of the budget.

The Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing), which enables the Group to assess its capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Calculates the sensitivity of the credit risk parameters (PD and LGD) to certain macroeconomic variables.

•	Designs benchmark scenarios (at global level and for each of the Group units).

•	Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each of the set scenarios and the changes in the risk profile of each portfolio in response to changes in certain macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables.

The scenarios are developed from the standpoint of each unit and from that of the Group as a whole. The main macroeconomic variables contained in these scenarios are as follows:

•	Unemployment rate.

•	Housing prices.

•	GDP.

•	Interest rate.

•	Inflation.

The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.

4.5.3 Transaction decision-making

The sale phase consists of the decision-making process, providing support to the business units which need the analysis and approval of risks so that a transaction can be performed.

The purpose of the decision-making process is to analyze and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. The decision-making process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions will be facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•	It can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	It may always require the analyst’s authorization, even if the transaction meets the amount, product, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

Although they are important in all the phases of the credit risk cycle, mitigation techniques play a particularly important role in the decisions on transactions.

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of netting off the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords, i.e. not all collateral, can be considered to reduce the capital requirement.

One important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk through the recovery of all or part of the benefits generated at a given point in time by the transaction (measured at market price).

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to these assessments, from which the collateral amount (normally cash), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, inter alia, suretyships, bank guarantees and stand-by letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets. Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

4.5.4 Monitoring

The monitoring function is based on an ongoing process of permanent observation to enable early detection of any changes that might arise in customers’ credit quality, so that actions can be adopted to correct adverse changes.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

Monitoring involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

4.5.5 Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG)

VMG measures the change in non-performing loans in the period, discounting the loans written off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans. VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of their use.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the integrated risk control and internal risk validation unit, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6 Recovery management

Recovery management is a strategic function in the Group’s risk management area.

In order to manage recovery properly, action is taken in four main phases: arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of the Group’s businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. This corporate model is subject to the permanent review and enhancement of the management processes and methodology that underpin it. For the Group, recovery management entails the direct involvement of all areas of management (sales, technology and operations, human resources and risk), which has contributed to the incorporation of solutions improving the effectiveness and efficiency of the aforementioned model.

Also, the differing characteristics of the Group’s customers make segmentation necessary for the performance of proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all with the appropriate prudential criteria. These mechanisms include the modification of the terms of transactions, based on their age, collateral and conditions, while always ensuring the required ratings and provisions are maintained.

Restructured/refinanced portfolio

On September 28, 2012, the Bank of Spain published Circular 6/2012 establishing the regulations relating to the information on refinancing and restructuring transactions that Spanish credit institutions must disclose in their financial statements. Bank of Spain Circular 6/2012 uses the general term “restructured/refinanced portfolio” to refer to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to cancel the agreement and/or even enter into a new transaction. Also, Bank of Spain Circular 6/2012 requires credit institutions to disclose a summary of their restructuring/refinancing policies in their financial statements.

Restructuring/refinancing policy

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard to transactions in which the customer has, or might foreseeably have, difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to modify or cancel the agreement and/or even enter into a new transaction.

Applicable to all countries and all customers, this policy is adapted to local requirements and regulations and is always subordinate to compliance with any stricter local regulation that might apply. Its principles include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, avoiding any actions that might defer the recognition of non-performing loans.

•	Its purpose must be to recover all the amounts owed, which entails recognizing any unrecoverable amounts as soon as possible. Delaying the immediate recognition of losses would be contrary to good management practices.

•	It must always envisage maintaining the existing guarantees and, if possible, enhancing them or extending their coverage. Effective guarantees do not only mitigate losses given default, but might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding to the customer, or be used to refinance debts to competitors or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	It may not give rise to an improvement in the classification of the loan until such time as the experience with the customer has proven to be satisfactory.

Given that the purpose of restructuring/refinancing is to enable the customer to continue to settle its debts, the focal point of any analysis is the ability to pay. The main factors considered in determining whether there has been a deterioration in the borrower’s economic situation and, therefore, a possible impairment of its ability to pay, are: non-payment, frequent payment delays or a reduction in income levels. The scope of this practice and corporate policy does not include, therefore, the changes made to the terms and conditions of a transaction as a result of the usual commercial relationship with the customer and where the borrower is not experiencing any financial difficulties.

The Group’s approach to managing restructured/refinanced transactions varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, in managing these transactions, it distinguishes between:

•	Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity. This early action represents one of the main levers of the Group’s credit risk management. 77% of the total restructured/refinanced portfolio relates to transactions of this kind.

•	Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations. This restructuring/refinancing does not entail the release of provisions and the borrowers continue to be classified as doubtful, unless the criteria established in the regulations based on Bank of Spain circulars are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of ability to pay) and the precautionary requirements included for prudential reasons in the Group’s corporate policy are also satisfied (i.e. sustained payment for a certain period, depending on the transaction features and the type of guarantee).

This practice of loan restructuring/refinancing is confined, subject to stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Group’s position in terms of expected loss, and

•	in which restructuring/refinancing does not discourage an additional effort by customers.

For standardized customers, the following general principles are applied, although exceptional circumstances are handled on a case-by-case basis:

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives and their impacts are assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	The use of loan restructuring/refinancing is restricted, with priority being given to additional efforts from customers, and actions that only postpone the problem are avoided.

•	Restructured/refinanced transactions are subject to special monitoring, which continues until the debt has been repaid in full.

In the case of individualized customers, these principles are used as a point of reference, but a case-by-case analysis of each customer is of particular importance.

The corporate policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

b.	Final bullet: the customer’s installment is reduced by postponing part of the principal, which is paid together with the last installment. This alternative is considered only where it is not viable to extend the term of the loan and there is an effective guarantee that increases the likelihood of collecting the final installment (e.g. mortgages).

Each case is analyzed on an individual basis, with priority being given to modifications for customers displaying a slight but prolonged deterioration, since those who have suffered severe transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, which allow it to manage these transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase. If significant deviations arise regarding such projections, the Group has processes in place to design and adopt corrective measures.

This portfolio of loans is segregated into a separate loan pool for the purposes of determining the allowance for loan losses. Restructuring/refinancing does not entail the release of provisions recognized for a particular transaction. It is not considered appropriate to classify products for provisioning purposes based on the support measures they may have received. Transactions must have a previous classification and, under certain circumstances, an improvement in their status could be studied. Meanwhile, the provision remains unaltered, i.e. the provisioning percentage is frozen until reasonable certainty of payment, which exists at the time of modification of the terms of the transaction, can be evidenced.

In the event of repeated defaults after modification of the agreement that lead to the loan being classified as doubtful, the recognition of provisions is recalculated from the date of the oldest past-due amount of the original transaction.

Our corporate policy establishes a maximum of one restructuring per year and three restructurings every 5 years together with more restrictive criteria: subsequent restructurings, which are not common, are only carried out after an exhaustive analysis of viability and when it has been determined that subsequent renegotiation can assure the payment with a reasonable certainty. Additionally, our corporate policy prescribes significant requirements (such as an extended period and new effective guaranties requested) before a restructured loan with subsequent restructuration to be reclassified as standard.

For the purpose of determining losses, the Group monitors its debtors differentiating between:

•	Customers classified by the Group as “standardized”: grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•	Customers classified by the Group as “individualized”: they are monitored individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the restructured loans in the following manner:

•	Customers classified by the Group as “standardized”: our internal models consider restructured loans as a pool with differentiated behavior, which has its own probability of default calculated based on past credit history, which consider, among others, successive restructuration.

•	Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring to a loan. In this sense, our corporate risk policy establishes that the “rating” for restructured customers must be updated at least every six months reflecting new financial conditions or modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2012. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

Current refinancing and restructuring balances (a)

	Millions of euros
	Standard (b)						Substandard							Doubtful							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allow- ance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allow- ance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Specific allow- ance
Public sector	1	200	4	94	113	628	—	—	3	124	2	1	13	3	3	1	—	49	31	4	176	1,081	17
Other legal entities and individual entrepreneurs	15,021	6,001	2,181	2,289	76,922	4,469	8,933	4,244	1,014	799	21,379	2,224	1,344	13,540	7,761	1,530	1,828	87,612	3,692	5,820	228,132	33,307	7,164
Of which: Financing for construction and property development	3,052	2,600	396	564	1,642	208	1,419	1,362	211	273	559	115	621	3,971	4,759	515	1,116	1,154	593	3,171	12,919	11,590	3,792
Other individuals	69,495	5,920	22,867	432	976,867	2,206	54,794	6,492	10,049	562	205,703	812	425	29,675	2,364	15,582	378	1,033,448	2,160	2,082	2,418,480	21,326	2,507

Total	84,517	12,121	25,052	2,815	1,053,902	7,303	63,727	10,736	11,066	1,485	227,084	3,037	1,782	43,218	10,128	17,113	2,206	1,121,109	5,883	7,906	2,646,788	55,714	9,688

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

It should be noted that 67% of all the transactions restructured/refinanced by the Group are not classified as doubtful. Also, from the guarantee standpoint, more than 70% are secured by collateral (92% in the case of real estate companies).

Of the total gross amount of transactions restructured/refinanced by the Group at December 31, 2012, €32,867 million relate to portfolios in Spain, with the following features:

•	€11,256 million relate to real estate companies, and 72% of this balance is classified as doubtful or substandard, with a specific allowance of 46%.

•	34% of the total portfolio in Spain is classified as doubtful, with a coverage ratio of 42%.

•	€29,380 million (89%) relate to transactions previously classified as other than doubtful, with collateral of 82%.

•	The remaining €3,487 million (11%) relate to transactions previously classified as doubtful, with collateral of 84%.

Following is a detail of the restructured/refinanced portfolio at December 31, 2012, distinguishing, on the basis of their management, the transactions previously classified as other than doubtful from those previously classified as doubtful:

	Standard	Substandard		Doubtful		Total
	Millions of euros	Millions of euros	Specific allowance %	Millions of euros	Specific allowance %	Millions of euros	% of total	Specific allowance %
Transactions previously classified as other than doubtful	18,638	13,179	10%	11,117	41%	42,934	77%	14%
Transactions previously classified as doubtful	3,601	2,079	23%	7,100	48%	12,780	23%	30%

Total	22,239	15,258	12%	18,217	43%	55,714	100%	17%

The table below sets forth the movements in our restructured/refinanced loans for the period shown:

(In millions of euros)	Year ended Dec. 31, 2012
	Transactions which at the time of their restructuring/ refinancing were classified as doubtful	Transactions which at the time of their restructuring/ refinancing were classified as other than doubtful	Total
Opening balance	10,334	41,872	52,206
Of which: Performing loans	4,765	34,354	39,119
Non-performing loans	5,569	7,518	13,087
New entries during period	9,924	19,082	29,006
Reductions (*)	7,478	14,171	21,649
Other movements	—	3,849	3,849
Closing balance	12,780	42,934	55,714
Of which: Performing loans	5,680	31,817	37,497
Non-performing loans	7,100	11,117	18,217

(*)	Includes movements due to cash recoveries, forecloses and write-offs

The transactions presented in the foregoing tables are classified at December 31, 2012, by nature, as follows:

•	Doubtful: transactions that are in the process of becoming standard or those which, having been classified as standard or substandard during the term of the transaction, have again encountered payment difficulties. Pursuant to the corporate policy of prudence, if this deterioration should worsen, the loan would be classified as written-off.

•	Substandard: transactions previously classified as doubtful with respect to which sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee. In the specific case of transactions with a grace period on the repayment of principal, the transaction is classified as substandard, unless it has already been classified as doubtful, and it will remain in this category until the end of the grace period. Also, if a transaction classified as standard falls into arrears (non-payment), this is sufficient reason for the transaction to be classified as substandard.

•	Standard: transactions previously classified as doubtful or substandard which have successfully completed a precautionary observation period evidencing that payment capacity pursuant to the terms established in the corporate policy has been re-established. According to this policy, transactions classified as standard must remain under special surveillance for a minimum precautionary period of two years and until 20% of their principal has been repaid, except in the case of transactions involving some form of debt reduction, which must remain under special surveillance until they are extinguished.

Part 5. Market Risk

A. Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those operations where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

• Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

• The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

• The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

• The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

• The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

• The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

• Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

• Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

• Risk of prepayment or cancellation. When in certain transactions the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

• Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products.

(b)	Structural risks. Constituted by market risks inherent in the balance sheet excluding the trading portfolio. They are:

• Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

• Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

• Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The Global Banking and Markets division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analyzed with different metrics in order to show their risk profile in the most precise way.

B.	Management framework

1.	Organizational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

•	To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

•	Control and manage the consolidation, reporting and centralized admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

•	Measurement, analysis and control of market and liquidity risks.

•	Calculation, analysis, explanation and conciliation of results.

•	Defining, capturing, validating and distributing market data.

•	Admission of limits, products and underlying assets.

•	Consolidation of information.

In turn, market risks management is guided by the following basic principles:

•	Involvement of senior management.

•	Independence of the risk function from business.

•	Clear definition of powers.

•	Risk measurement.

•	Limiting risks.

•	Analysis and control of risk positions.

•	Establishing risk policies and procedures.

•	Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyze and control the market risk incurred by all units of the perimeter.

Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organization and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyze and control market risk within the sphere of responsibility.

COMMITTEES WITH RESPONSIBILITIES IN MARKET RISK

Sphere	Hierarchical level	Name
Centralised sphere	Executive	Executive Committee
Markets Committee
Risk Committee
	Risk division	Risk Management Committee
Global Committee of the General Directorate of Risk
Permanent Risk Committee
Corporate Risk Committee, Brazil
	Areas and departaments dependent on the Risk Division	Global Market Risk Committee
Underwriting and Structured Products Committee
Models Committee
Decentralised sphere	Units	Risk Committees in the Banks of the Group/Countries
Risk Committees of Branches Abroad
Risk Committees in Business Units
Local ALCOs
Other committees

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above.

The collegiate body of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralized level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum body responsible for the risks function in Grupo Santander.

2.	System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

STRUCTURE OF LIMITS

Levels	Category /Control	Approval
Activity / Unity	Global/Global control	Risk Committee
	Global/Local control	Global Market Risk Committee
	Local/Local control	Local market risks

• Global limits of global control: The risks committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the global market risk committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

• Global limits of local control: On the basis of the local features of products, and of the internal organization of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions, equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the risks committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

C.	Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

1.1. Value At Risk (VaR)

VaR model

The standard methodology that Grupo Santander applied to trading activities during 2012 was Value at Risk (VaR). As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. In 2012 there were three exceptions of VaR at 99%: two in May—the first due to a more than usually high rise in the Brazilian currency inflation-indexed curve after the publication of a higher than expected inflation figure, and the second because of higher than normal increases in Spain’s and Mexico’s interest rate curves -, and one in June, due to the sudden widening of credit spreads, falls in stock markets and the depreciation of most currencies against the U.S. dollar as a result of the deterioration of expectations on the outcome of the summit of EU heads of state (June 29).

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, the reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of backtesting exceptions. In addition, backtesting exceptions in 2010 were further reduced as a consequence of inclusion of the 2008 financial crisis in the historical series used for calculating the VaR.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

• A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

• At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario Analysis and Calibration Measures

The VaR is not the only measurement. It is used because of its calculation facility and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same assumptions by risk factor is calculated and analyzed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

In order to calibrate our VaR model, we use back testing processes. Back testing (BT) is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular BT processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: “clean P&L” (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our BT comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

1.2. Analysis of positions, sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenizing information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

1.3. Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

Regarding the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying one million simulations.

1.4. Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

• Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

• In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover. the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR 15. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric.

[5]	The Basel Committee published in May 2012 a consultative document, “Fundamental review of the trading book”, which, among other things, recommends the use of the expected shortfall as the main metric for measuring the market risk of trading activity.

2. Structural market risks

2.1 Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

• Parameters inherent in the product.

• Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

• Market data.

• Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelized and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilizing as time passes;

•	Seasonality: the amortizations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

2.2 Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3 Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D.	Quantitative analysis

1. Trading activity6

1.1. Value at Risk (VaR) analysis

Grupo Santander stepped up its strategy of concentrating its trading activity in customer business, minimizing where possible, exposures of directional risk opened in net terms.

This was reflected in the VaR7 evolution, which declined over previous years.

EVOLUTION OF VaR 2010-2012 Million euros. VaR at 99%, with a time frame of one day

VaR during 2012 fluctuated between €9.4 million (the lowest in the last few years) and €22.4 million. It rose a little during the fourth quarter, because of the rise of risk in Brazil’s treasuries (in interest rates and exchange rates) and Madrid (in interest rate and credit spread).

The VaR reported as of November 15, 2011 excludes the risk from changes in the credit spreads of securitizations and portfolios affected by credit correlation. For regulatory reasons (BIS 2.5), these exposures are considered as banking book for capital purposes. This change caused a decline in risk in VaR terms, both at the total level as well as by credit spread.

The average VaR of the Group’s trading portfolio in 2012 (€14.9 million) was lower than in 2011 (€22.4 million) and 2010 (€28.7 million), for the reason already mentioned of the greater concentration of activity in customers and, to a lesser degree, the reduction in volatility in the markets, despite the continued sovereign debt crisis in Europe. In relation to other comparable financial groups, the Group can be said to have a low risk trading profile.

[6]	Trading activity in financial markets.
[7]	The definition and methodology for calculating VaR is in Section Statistical Tools for Measuring and Managing Market Risk

The histogram below shows the distribution of average risk in terms of VaR between 2010 and 2012 where the accumulation of days with levels between €12.5 million and €28.5 million can be seen (91.5%). The higher values of €28.5 million (7.2%) were concentrated in periods mainly caused by one-off rises of volatility in the Brazilian currency and by the eurozone’s sovereign debt crisis.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

•	Risk factor

The minimum, average, maximum and year-end 2012 values in VaR terms are shown below:

VaR STATISTICS BY RISK FACTOR 8,9

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
TOTAL TRADING
Total VaR	9.4	14.9	22.4	18.5	22.4	15.9	28.7	29.6

Diversification effect	(9.1)	(15.2)	(25.8)	(13.5)	(21.8)	(16.7)	(29.1)	(27.8)

Interest Rate VaR	7.4	11.8	23.3	12.0	14.8	14.6	16.4	19.0
Equity VaR	4.1	7.0	11.2	7.1	4.8	3.7	8.0	8.8
FX VaR	1.9	5.0	12.2	3.5	9.0	4.2	11.4	13.9
Credit Spread VaR	2.2	6.1	13.0	9.1	15.0	9.6	20.9	14.7
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	1.0
LATIN AMERICA
Total VaR	5.0	10.1	20.5	8.9	11.7	10.7	18.2	13.9

Diversification effect	(3.1)	(6.4)	(12.5)	(3.8)	(6.4)	(8.7)	(8.3)	(12.6)

Interest Rate VaR	5.2	8.8	20.0	8.8	11.2	10.5	14.5	14.8
Equity VaR	0.7	3.1	9.7	1.6	3.5	2.2	5.8	5.3
FX VaR	0.5	3.1	9.8	1.3	3.7	1.2	7.1	6.5
USA & ASIA
Total VaR	0.5	0.9	2.0	0.8	1.2	0.9	1.3	0.9

Diversification effect	(0.2)	(0.5)	(1.1)	(0.3)	(0.5)	(0.4)	(0.7)	(0.3)

Interest Rate VaR	0.4	0.7	1.3	0.6	0.9	0.9	1.2	0.9
Equity VaR	0.0	0.2	0.8	0.1	0.1	0.1	0.2	0.0
FX VaR	0.1	0.6	1.7	0.4	0.6	0.4	0.6	0.3
EUROPE
Total VaR	7.2	11.0	16.5	16.4	15.5	10.1	14.8	25.1

Diversification effect	(7.7)	(12.9)	(20.6)	(9.9)	(15.1)	(13.0)	(18.9)	(14.6)

Interest Rate VaR	5.4	7.9	15.4	6.8	11.5	11.9	8.9	12.5
Equity VaR	4.1	6.2	9.9	6.3	3.9	3.6	6.7	6.5
FX VaR	1.0	4.1	13.1	4.0	8.5	3.9	9.8	9.6
Credit Spread VaR	2.1	5.4	10.0	8.9	6.0	3.3	7.0	9.0
Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	2.1
GLOBAL ACTIVITIES
Total VaR	0.8	2.7	10.2	1.2	10.5	9.7	16.1	10.7

Diversification effect	(0.2)	(0.6)	(5.0)	(0.3)	(1.1)	(0.9)	(1.1)	(1.2)

Interest Rate VaR	0.2	0.3	0.6	0.2	0.4	0.5	0.6	0.5
Credit Spread VaR	0.6	2.6	10.4	1.3	10.3	8.4	16.0	10.5
FX VaR	0.0	0.4	1.9	0.1	0.9	1.8	0.6	0.9

The average VaR declined again in 2012 by €7.5 million over 2011. The reduction occurred in all risk factors except for equities, which increased from €4.8 million to €7 million. Of note was the drop in the average VaR of interest rates and exchange rates in Europe and the credit spread in global activities.

[8]	The VaR of global activities includes operations that are not assigned to any particular country.
[9]	In Latin America, the U.S.and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

VaR BY RISK FACTOR. VaR at 99% with a time frame of one day (15-day moving average)

The VaR evolution by risk factor in general also declined, with peaks and troughs sharper in the case of the VaR by credit spread, partly due to the exclusion of the risk spread of securitizations and credit correlation which by BIS 2.5 is considered as banking book for the purposes of regulatory capital as of November 15, 2011. The temporary changes in the VaR of various factors was due more to the temporary rises in the volatility of market prices than to significant changes in positions.

1.2. Distribution of risks and management results10

•	Geographic distribution

In trading activity. The average contribution of Latin America to the Group’s total VaR in 2012 was 44% compared with a contribution of 33.3% in economic results. Europe, with 52.6% of global risk, contributed 60.6% of results, as its treasury activity was more focused on providing service to professional and institutional clients compared with that of Latin America. However, there was a gradual homogenization in the profile of activity in the Group’s different units.

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).

[10]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost).

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

•	Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2012. The average VaR remained stable, while results evolved in a more irregular way during the year. January and July were positive months, particularly January, and August to October negative, with results below the annual average.

DISTRIBUTION OF RISK BY TIME AND RESULTS IN 2012: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2010 and 2012. The daily yield11 was between -€10 and +€15 million approximately 90% of days when the market was open.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (million euros). Number of days (%) in each range

1.3. Risk management of structured derivatives

Structured derivatives activity is mainly focused on designing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates.

The units where this activity mainly takes place are: Madrid, Banesto, Santander UK and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega12 performance of structured derivatives business over the last three years. It fluctuated at around an average of €6.8 million. The periods with higher VaR levels related to episodes of significant rises in volatility in the markets (of equities in the eurozone, interest rates in Brazil, etc.).

[11]	Yields “clean” of commissions and results of intraday derivative operations.
[12]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

EVOLUTION OF RISK (VaR) OF THE BUSINESS OF STRUCTURED DERIVATIVES

Million euros. VaR Vega at 99%, with a time frame of one day.

Regarding the VaR Vega by risk factor, the exposure was concentrated, in this order, in equities, interest rates, exchange rates and commodities. This is shown in the table below:

STRUCTURED DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Diversification impact	(1.4)	(3.0)	(4.4)	(3.4)	(2.9)	(3.7)	(3.8)	(3.2)
Interest rate VaR	1.5	2.3	4.5	2.8	2.0	2.0	2.4	2.1
Equity VaR	2.7	6.5	9.0	5.5	4.1	5.2	7.1	5.6
FX VaR	0.3	0.7	2.3	1.3	1.2	1.0	1.8	1.5
Commodities VaR	0.2	0.3	0.5	0.2	0.3	0.4	0.5	0.2

Regarding the distribution by business unit, the exposure is concentrated, in this order, in the parent-holding, Banesto, Santander UK, Brazil and Mexico.

STRUCTURED DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Parent-holding	1.4	4.6	7.1	4.0	2.9	2.8	4.3	2.4
Banesto	1.5	3.4	6.5	3.6	2.3	2.4	5.9	5.3
Santander U.K.	1.5	2.8	5.7	2.0	1.4	2.7	1.2	1.0
Brazil	0.4	1.0	4.4	2.8	0.8	0.3	0.9	0.5
Mexico	0.4	0.7	1.3	0.6	1.2	1.1	1.5	1.1

The average risk in 2012 (€6.8 million) was equal to the combined average of the last three years, which underscores the stability of the exposure opened in financial instruments linked to volatility.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2012, the Group had:

• CDOs and CLOs: the position continues to not be very significant (€207 million). An important part of it is the result of integrating the portfolio of Alliance & Leicester in 2008.

• Hedge funds: the total exposure is not significant (€274 million at the end of 2012) and most of it is via the financing of these funds (€169 million), with the rest direct participation in portfolio. This exposure has low loan-to-value levels of below 20% (collateral of €1,480 million at the end of 2012). The risk with this type of counterparty is analyzed case-by-case, establishing percentages of collateralization on the basis of the features and assets of each fund.

• Conduits: no exposure.

• Monolines: Santander’s exposure to bond insurance companies (monolines) was €151 million13 at the end of 2012, mainly indirect exposure, and €145 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 23% lower than in 2011.

In short, the exposure to this type of instruments as a result of the Group’s usual operations, continued to decline in 2012. Its origin was mainly due to the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All of these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management.

Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations, and;

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

1.4. Gauging and contrasting measures

In 2012, the Group continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analyzed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all the Group’s portfolios and sub-portfolios.

For the first case and the total portfolio, there were three exceptions in 2012 of VaR at 99% (days when the daily loss was higher than the VaR), as was previously commented 14.

[13]	Guarantees provided by monolines for bonds issued by U.S. states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group incorporated a portfolio of these bonds which amounted to €858 million at the end of 2012.
[14]	See “VaR Model” in section c) Statistical Tools for Measuring and Managing Market Risk

BACKTESTING OF BUSINESS PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Million euros)

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2012 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

Regarding the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking each risk factor the movements which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, depreciation of all currencies against the euro, greater volatility and credit spreads. The table below shows the results of this scenario at the end of 2012.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialized, €147.9 million, a loss that would be concentrated in Latin America (interest rates and equities) and Europe (credit spreads, exchange rate and interest rate).

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	(87.8)	(15.5)	(23.1)	(20.9)	(0.7)	(147.9)
Europe	(7.1)	(2.3)	(18.6)	(20.2)	(0.7)	(48.8)
Latin America	(77.7)	(13.0)	(2.7)	0.0	0.0	(93.4)
United States	(2.1)	(0.2)	(1.6)	0.0	0.0	(3.9)
Global Activities	(0.9)	0.0	(0.2)	(0.7)	0.0	(1.8)

Other global stress test scenarios Various global scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis. Historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

Here we show the results of the global scenarios for 2011 and 2012.

STRESS TEST RESULTS : COMPARISON OF THE 2011 AND 2012 (ANNUAL AVERAGES)

2. Non-Trading Activity15

2.1. Structural interest rate

Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

In Europe and the United States, the Group units with higher sensitivity of the NIM at one year to parallel rises of 100 basis points in the euro interest rate curve, the U.S. dollar and the sterling were at the end of 2012 the parent bank, the U.S. subsidiary and Santander UK. The estimated negative potential impacts were approximately €180 million, $60 million and £10 million, respectively. Also important in the euro interest rate curve is the contribution of the risk of Banesto and Santander Consumer Finance. The sensitivity of the margin to the rest of convertible currencies is not significant.

At the same date, the main sensitivity of equity to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve in the parent bank (€527 million). Regarding the dollar and sterling curves, the amounts were $297 million and £215 million, respectively.

Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

EVOLUTION OF THE LATIN AMERICA STRUCTURAL INTEREST RISK PROFILE

Sensitivity of NIM and MVE to 100 basis points million euros

[15]	Includes the entire balance sheet except for the trading portfolios.

For Latin America as a whole, the consumption of risk as of December 2012, measured to 100 basis points of the financial margin16, stood at €89 million (€79 million at December 2011). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

At the end of December 2012, risk consumption for the region, measured to 100 basis points of asset value17, was €916 million (€957 million as of December 2011). Over 95% of the asset value risk was concentrated in the same three countries: Brazil, Chile y Mexico.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

[16]	Betas are used to aggregate the sensitivities of different curves.
[17]	Betas are used to aggregate the sensitivities of different curves.

The gap tables show the risk maturity structure in Latin America at the end of 2012.

LATIN AMERICA: REPRICING GAP OF INTEREST RATES* (December 31, 2012)

Million euros

	TOTAL	3 months	6 months	1 year	3 years	5 years	> 5 years	Non sensitive
Assets	335,544	110,329	28,284	28,334	55,765	19,476	24,093	69,263
Local currency	295,569	89,498	22,386	25,453	51,589	17,566	21,242	67,836
Dollar	39,975	20,832	5,898	2,881	4,175	1,910	2,850	1,428
Liabilities	335,544	157,545	6,767	20,145	41,762	7,855	7,661	93,808
Local currency	293,407	139,213	3,695	15,495	37,005	2,933	3,751	91,315
Dollar	42,137	18,332	3,073	4,650	4,758	4,922	3,910	2,493
Off-balance sheet	—	5,814	1,025	758	(3,482)	(3,447)	(1,524)	856
Gap	—	(41,402)	22,542	8,948	10,520	8,174	14,908	(23,689)

*	Aggregate gap of all currencies in the balance sheets of Latin American units, expressed in euros.

Structural interest rate VaR of the balance sheet

As well as sensitivity to interest rate movements, Santander uses other methods to monitor the structural interest rate risk of the balance sheet including analysis of scenarios and calculation of the VaR, using methodology similar to that used for the trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk.

BALANCE SHEET STRUCTURAL INTEREST RATE RISK (VAR)

VaR at 99%, with a time frame of one day. Million euros

	2012
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)

Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

*	Includes VaR by credit spread in the ALCO portfolios.

The structural interest rate risk, measured in VaR terms at one day and at 99%, was an average of €446.4 million in 2012. The contribution to it of the balances of Europe and the U.S. was greater than that of Latin America. Of note was the high diversification between both areas.

D.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments. This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2012, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in Brazilian reales, followed by sterling, U.S. dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

D.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2012, the VaR at 99% with a one day time frame was €281.4 million (€305.7 million and €218.5 million at the end of 2011 and 2012, respectively).

D.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End
TOTAL	542.8	458.2	598.0	666.5	666.5

Trading	15.9	9.4	14.9	22.4	18.5
Non-Trading	534.4	454.8	593.1	659.0	659.0
Diversification Effect	(7.5)	(6.1)	(10.1)	(14.9)	(11.0)

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End
Interest Rate Risk
Trading	14.6	7.4	11.8	23.3	12.0
Non-Trading	328.1	361.7	446.4	525.7	517.5
Diversification Effect	(14.3)	(7.4)	(11.6)	(22.8)	(11.8)

TOTAL	328.5	361.8	446.6	526.3	517.6

Foreign Exchange Rate Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End
Exchange Rate Risk
Trading	4.2	1.9	5.0	12.2	3.5
Non-Trading	346.8	182.8	237.0	340.1	207.3
Diversification Effect	(4.2)	(1.9)	(4.9)	(12.0)	(3.5)

TOTAL	346.8	182.8	237.1	340.3	207.3

Equity Price Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End
Equity Price Risk
Trading	3.7	4.1	7.0	11.2	7.1
Non-Trading	305.7	265.7	300.4	355.0	281.4
Diversification Effect	(3.7)	(4.0)	(6.9)	(11.0)	(7.0)

TOTAL	305.7	265.8	300.5	355.2	281.5

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End
Trading
Interest Rate	14.6	7.4	11.8	23.3	12.0
Exchange Rate	4.2	1.9	5.0	12.2	3.5
Equity	3.7	4.1	7.0	11.2	7.1
Credit Spread	9.6	2.2	6.1	13.0	9.1
Commodities	0.4	0.2	0.4	0.7	0.3

TOTAL	15.9	9.4	14.9	22.4	18.5
Non-Trading Interest Rate
Interest Rate	328.1	361.7	446.4	525.7	517.5

Exchange Rate
Non-Trading Foreign Exchange
Exchange Rate	346.8	182.8	237.0	340.1	207.3

Non-Trading Equity
Equity	305.7	265.7	300.4	355.0	281.4

TOTAL	542.8	458.2	598.0	666.5	666.5

Interest Rate	328.5	361.8	446.6	526.3	517.6
Exchange Rate	346.8	182.8	237.1	340.3	207.3
Equity	305.7	265.8	300.5	355.2	281.5

E. Internal model

Grupo Santander had, at the end of 2011, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using VaR as the fundamental metric, the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

Part 6. Liquidity and funding risk

6.1 Liquidity management framework—Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium and long-term liquidity needs arising from the business must be funded using medium and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

6.1.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Group’s chairman and its members are the second deputy chairman and managing director, the third deputy chairman (who, in turn, is the chairman of the risk committee), the finance and risk executive vice presidents, and the heads of the business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the limits set.

The Group has established a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

6.1.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term liquidity requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that is currently in the observation phase.

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any “conflicts” between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: dynamic and static. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

In practice, since the same item will behave differently at the various Group subsidiaries, a set of common standards and methodologies are in place to make it possible to construct the liquidity risk profiles of each unit in a uniform manner and to submit these profiles in a comparable form to the Bank’s senior management.

Consequently, in the case of Group, a consolidated view of the liquidity gaps is of very limited use for the management and understanding of liquidity risk. Its usefulness is further diminished if the gaps are obtained by using contractual maturities.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in 2012, the wholesale liquidity gap was monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2012, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

b) Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

As of December 31, 2012, the Group’s structural liquidity surplus stood at €157 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€114 billion), equities (€5 billion) and net deposits at central banks (€56 billion).

c) Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

At the end of 2012, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, the Group would have an adequate liquidity position.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank interest rates.

6.1.3 Management tailored to business needs

In practice, in keeping with the funding principles mentioned above, the Group’s liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

The Group’s main subsidiaries are currently self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance, which requires the support of other Group units, especially the Parent, since it specializes in consumer financing mainly through dealer/retailer recommendations. Funding of subsidiaries is conducted at all times at market rates, taking into consideration the term of the financing and the internal rating of the borrowing unit.

In any case, over the last three years the amount of the support provided to Santander Consumer Finance by the Parent has fallen to less than a third (down to €4,500 million from €15 billion in 2009). The measures currently being taken to enable Santander Consumer Finance to achieve self-financing levels similar to those of the other subsidiaries, via both retail customer funds and wholesale financing, are successfully reaching the milestones set and are expected to be completed in the short term.

6.2 Funding strategy and evolution of liquidity in 2012

6.2.1 Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business, in a highly demanding environment marked by a heightened perception of risk, scant liquidity at certain time horizons and the increased cost of funding.

This sound performance was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of subsidiaries’ strategies to the growing market demands. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by the Group’s subsidiaries in their funding and liquidity management strategies over the last three years, namely:

• Reduced growth in lending due to the environment, reflected more intensely in the economies currently undergoing adjustment, such as Spain and Portugal.

• Priority focus on attracting customer funds. Group deposits excluding repos (but including retail promissory notes) rose by almost €122 billion. Deposits increased across all geographical areas, above all at the units with the highest growth in lending.

• Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. The Group’s model of decentralized subsidiaries has helped it to continue to be very active in the wholesale markets in a highly demanding period.

• Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to prepare for episodes of stress on wholesale markets.

In particular, in 2012 the Group raised its total discount capacity to approximately €130 billion (up from around €100 billion in 2010 and 2011). In order to achieve this, it was necessary for the subsidiaries to implement an ongoing strategy for the generation of discountable assets with which to offset the reduced value of collateral resulting from the lowering of ratings in the period, above all those of sovereign debt and related assets.

This total discount capacity was generated largely by the units located in the euro zone. These units took advantage of the quality of their assets and the extraordinary monetary policy measures introduced by the European Central Bank (ECB) in late 2011 and early 2012 (basically, extension of collateral eligibility and three-year liquidity auctions) to substantially increase their liquidity buffers.

Consequently, at the end of 2012 the Group’s total volume of discountable assets amply exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. Specifically, it represented more than 160% of the gap, following the increase in the volume thereof discussed above, which was more intense in the last year.

In 2012, in view of the situation of the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it as an immediate liquidity reserve at the European System of central banks and, as a result, its net global position was virtually zero.

In January 2013, the improvement in the liquidity position of the Group and that of its Spanish units, together with the loosening-up of the wholesale funding markets, will enable the Group to repay, in January 2013, all of the funds received by Banco Santander and Banesto in the first LTRO (Long Term Refinancing Operations) auction performed by the ECB in December 2011. Specifically, Santander will repay the €24 billion deposited at the European System of central banks, which is the maximum amount allowed in the first repayment window offered by the European monetary authority.

Thanks to all these developments, conducted on the basis of a liquidity management model, the Group currently enjoys a funding structure that sets it apart from most of its peers worldwide. The basic features of this distinguishing structure are as follows:

• High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two-thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2012 they accounted for 89% of net loans.

Furthermore, these customer deposits are regarded as highly stable funds given their predominantly retail origin (more than 85% of deposits relate to commercial banking).

• Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents just under a quarter of the Group’s total funding and enables it to comfortably cater for the loans not financed with customer deposits (commercial gap).

The bulk of the medium and long-term wholesale funding consists of debt issues. At the end of 2012 the outstanding nominal balance in the market was €153 billion, with an adequate maturity profile (average 3.8 years) with no risk concentrations.

In addition to the debt issues, the medium and long-term wholesale funding also comprises the facilities of the federal home loan banks in the United States (€10 billion drawn at the end of the reporting period) and the funds obtained from securitization activities. These last-mentioned funds include market-issued asset-backed bonds, structured and other special financing arrangements totaling €50 billion with an average maturity of around 2.5 years that compares favorably with market standards.

Wholesale funding in the form of short-term issue programs constitutes a residual portion of the structure, accounting for less than 2% of total funding (excluding the retail promissory notes referred to above), and is more than fully covered by liquid financial assets.

At December 2012 the outstanding balance of the short-term funding was less than €17 billion, raised basically by the United Kingdom unit and the Parent through the existing issue programs.

6.2.2 Evolution of liquidity in 2012

6.2.2.1 Improvements in the basic liquidity ratios

At the end of 2012, in comparison with 2011, the Group reported:

• A reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 74% due to the decrease in lending in the climate of deleveraging referred to earlier. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

• An improvement in the loan-to-deposit (LTD) ratio, which stood at 113% (including retail promissory notes), down from 117% in 2011. This dip continues the sliding trend that began in 2008 (150%) as a result of the Group-wide effort to attract retail deposits.

• An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of improved liquidity resulting from commercial management efforts and the Group’s unchanged issue capacity. This ratio stood at 118% (2011: 113%), by far surpassing the 104% reported in 2008.

• At the same time, there was a continuing limited recourse to short-term wholesale funds, at 2% around the same level as in 2011.

• Lastly, in 2012 the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) increased significantly to €157 billion, due basically to the narrowing of the commercial gap. This surplus is based mainly on fixed income securities (€114 billion), equities (€5 billion) and net deposits at central banks (€56 billion).

The Group captured €43 billion in medium and long term issues of fixed income and securitizations in 2012. The chart below sets out their distribution by instruments and geographic areas.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised €31 billion. Two points are worth mentioning:

• The parent bank’s issuance capacity (almost €16 billion with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

• The jump made by Latin American units both in quantitative (more than €8 billion issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitizations, the Group’s subsidiaries placed in the market close to €12 billion of securitization bonds and medium and long term structured funding collateralized by securitization bonds or covered bonds.

Along with the UK market which took 84% of the Group’s placements, also noteworthy was the securitization activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitization of loans for auto finance.

This improvement of the liquidity position at Group level is the result of the trends reported at the various subsidiaries.

6.2.2.2 Increase in the liquidity reserve

The liquidity reserve is the stock of highly-liquid assets held by the Group and its subsidiaries in order to serve as a source of funds of last resort in situations of extreme market stress when it is not possible to obtain financing with adequate maturities at acceptable prices.

Consequently, this reserve includes cash and balances with central banks, as well as central-bank eligible assets and government debt securities. The existence of this reserve further bolsters the robust liquidity position enjoyed by the Group and its subsidiaries.

At the end of 2012, the Group’s liquidity reserve amounted to €217 billion, equal to 22% of the Group’s funding. The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012 Effective value (net of haircuts) in million euros
Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

As of December 31, 2012, the liquidity reserve was located: €107 billion in the UK, €90 billion in the rest of the units in the convertible currencies area, and the remaining €20 billion mainly in Latin America and Poland.

In 2012, the Group was particularly active in generating eligible assets linked in general to development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around €100 billion in 2010 and 2011 to around €133 billion at the end of 2012.

Part 7. Operational risk

7.1 Definition and objectives

The Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt initially for the standardized approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardized approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Group.

7.2 Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three levels or layers of control:

•	First level: management and control functions performed by the Group’s units. Attempts to ensure that the business and the entity as a whole do not incur this type of risk.

•	Second level: control functions performed by the corporate areas. Establishes regulations and controls compliance by the first layer of control.

•	Third level: integrated supervision functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR).

This model is reviewed on a recurring basis by the internal audit division.

Within the technology and operations division, the corporate technology and operational risk area (ACRTO) is responsible for the definition of policies and methodology and for the management and control of technology and operational risks.

The Group considers it is advisable for the first and second layer control functions to be performed within the aforementioned technology and operations division, which manages operational risk more directly and which has resources and personnel better suited to the identification, measurement, valuation and mitigation of operational risk. All of the above forms part of the recurring supervision of the Group’s control bodies, in line with its strong risk management culture.

The implementation, integration and local adaptation of the policies and guidelines established by the corporate area are the responsibility of the local areas, through the operational risk officers identified in each unit.

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/ assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation: global initiatives and results

The main functions, activities and global initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarized as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Designation of head coordinators and creation of operational risk departments at the local units.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimize the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•	Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Substantially all the Group units are currently included in the model, with a high degree of uniformity. However, the different pace of the implementation, phases, timetables and historic depth of the respective databases gives rise to differences in the level of progress between one country and another.

In general, all the Group’s units continue to improve all matters relating to operational risk management, as disclosed in the annual review performed by internal audit.

7.3 Risk measurement and assessment model

A series of quantitative and qualitative corporate techniques/tools have been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out with tools that register and quantify the level of losses associated with TOR events. These include:

• An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

• Accounting conciliation processes have been established that guarantee the quality of the information gathered in the databases.

• The main events of the Group and of each operational risk unit are particularly documented and reviewed.

• An external database of events, as the Group participates in international consortiums, such as the Operational Risk Exchange (ORX).

• Capital calculation by the standard method (see the corresponding section in the report on Prudential Relevance Report/Pillar II).

The tools defined for quantitative analysis seek to assess aspects (coverage/exposure) linked to risk profile. These tools are mainly:

• A map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialized before.

• Corporate system of operational risk indicators, in continuous evolution and coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

The Group’s units in 2012 continued to make progress in exercises of risk self-evaluation. This evolution focused on the bases of risks to be evaluated, with a substantial enriching, as well as on incorporating to the methodology the estimated inherent and residual loss and the qualitative VaR according to the map of processes and risks. The experts from the various business and support areas assessed the risks associated with their processes and activities, estimating the average frequency of occurrence of the materialization of risks as well as the average severity.

The exercise also incorporated evaluating the greatest risk, the environment of control and linkage to compliance and reputational risk.

7.4 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Group.

In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on the following aspects:

•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	The Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance

This information acts as the basis for meeting reporting requirements to the risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the Group’s insurance management area in all activities leading to improvements in the two areas. Some notable examples are as follows:

•	Cooperation in the presentation of the Group’s operational risk management and control model to insurers and reinsurers.

•	Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialized companies, and of the subsequent implementation thereof.

•	Sharing of the information generated in the two areas in order to strengthen the quality of error databases and the cover provided by the insurance policies of the various operational risks.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Regular meetings to report on specific activities, statements of position and projects in the two areas.

•	Active participation of the two areas in the global insurance sourcing desk, the highest technical body in the Group responsible for the definition of insurance coverage and arrangement strategies.

Part 8. Compliance and reputational risk

8.1 Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise) or being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Reputational risk is the risk associated with the perception of the Group held by the various internal and external stakeholders with which it is related as part of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.

The Group’s objective regarding compliance and reputational risk management is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

8.2 Corporate governance and organizational model

It is the responsibility of the Bank’s board or directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the global policy on the prevention of money-laundering and terrorist financing and the product and service marketing policy.

The risk committee proposes the Group’s risk policy to the board. Also, as the body responsible for global risk management, it measures reputational risk in its area of activity and decision-making.

The audit and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the eleven meetings held by this committee in 2012. The Group’s head of compliance also reported to one meeting of the risk committee, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint are submitted to it.

The last layer of governance comprises the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money-laundering and the marketing of products and services), which have a global scope (all geographical areas, all businesses) and are replicated at local level.

As part of the risk division, in the exercise of its functions to support the risk committee, the integrated risk control and internal risk validation area (CIVIR) supervises the control framework applicable to compliance and reputational risk and, in turn, facilitates information in this connection to the Group’s control bodies.

The organizational model revolves around the corporate compliance and reputational risk area, forming part of the general secretary’s division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the central department for the prevention of money-laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, since the appropriate functional reporting channels to the corporate area have been established.

8.3 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money-laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

Policies

The general code of conduct is the central plank of the Group’s compliance program. The general code of conduct contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals18.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel through which notifications of allegedly illicit actions are formulated and processed.

[18]	The industry-specific codes and manuals include the prevention of money-laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the foreclosed asset management manual of conduct, the purchase management manual of conduct, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

Governance and organization

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money-laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretary’s division, financial management, human resources and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implement the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervise the training activities on the compliance program conducted by the human resources area.

3.	Direct investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.	Cooperate with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receive and handle the complaints made by employees or third parties through the complaints channel.

6.	Advise on the resolution of doubts arising from the application of the codes and manuals.

7.	Prepare an annual report on the application of the compliance program for submission to the audit and compliance committee.

8.	Regularly report to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

9.	Assess, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit and compliance committee.

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control. 2012 saw the completion of the implementation at the Group in Spain of this model, which includes the design and implementation of a risk map with the related controls; the preparation of a prevention manual and protocols that would be applicable if criminal proceedings were initiated; and various employee training and awareness-raising measures on criminal risk.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

•	Prevention of money-laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money-laundering and terrorist financing

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money-laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all Banco Santander’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money-laundering and terrorist financing.

Governance and organization

The organization of the prevention of money-laundering and terrorist financing function is based on three figures: the analysis and resolution committee (CAR), the central money-laundering prevention department (DCPBC) and the persons responsible for prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary’s division, human resources and the most directly affected business units.

The DCPBC’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at four different levels: area, unit, branch and account. In each case their role is to provide support to the DCPBC based on their proximity to the customer and transactions.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money-laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

Banco Santander is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money-laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money-laundering in private banking and correspondent banking, and the financing of terrorism as regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Product and service marketing

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all regions, businesses and entities that: (i) reinforces the organizational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorization has been obtained from the corporate compliance and reputational risk area.

Governance and organization

The management of the risk that might arise from the incorrect selling of products or services is organized by corporate and local marketing committees, the global consultative committee, the corporate monitoring committee, and corporate and local reputational risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

The CCC pays particular attention to the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, local marketing committees (CLCs) are created at local level to channel proposals for the approval of new products to the CCC -after issuing a favorable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The global consultative committee (CGC) is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The CGC, which meets on an estimated quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network).

The purpose of the corporate reputational risk management office (OCGRR) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

At local level reputational risk management offices have been established, which are responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Register and control sensitive information that is known by and/or generated at the Group;

2.	Keep lists of the securities affected and the initiated persons, and monitor transactions with these securities;

3.	Monitor transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receive and attend to notifications of and requests for authorization of transactions for own account;

5.	Control transactions for own account of the persons subject to compliance with the code of conduct;

6.	Manage breaches;

7.	Resolve doubts raised on the Code of Conduct in the Securities Market;

8.	Record and resolve conflicts of interest and the situations that might give rise to them;

9.	Assess and manage any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the Code of Conduct in the Securities Market;

11.	Develop ordinary contact with the regulators;

12.	Organize training and, in general, perform the actions required to apply the Code of Conduct in the Securities Market; and

13.	Analyze actions that might be suspected of constituting market abuse and, where appropriate, report them to the supervisors.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The audit and compliance committee is informed of the main issues at each of its meetings.

Other actions

In 2012 Santander continued to perform various other activities in the regulatory compliance field –review of the Bank’s internal regulations prior to their publication, verification to ensure that treasury share transactions are in line with internal and external regulations, maintenance of the regulatory information section of the corporate website, review of the reports on voting recommendations in the general meetings prepared by the principal consultants on this matter, regular submission of regulatory information to the supervisors, etc.– and it cooperated in new corporate projects, e.g. adapting the Group to the US FATCA and Dodd-Frank Acts.

The losses incurred by the Group due to compliance and reputational risk are included in the events database managed by the Group’s corporate technology and operational risk area (ACRTO).

Part 9. Capital

9.1 Compliance with the new regulatory framework

The new regulatory framework established by Basel III will heighten capital requirements very significantly, from both a quantitative standpoint (gradual increase in the minimum requirements for the core capital and Tier 1 capital ratios, greater deductions from the capital base, establishment of various capital buffers) and a qualitative standpoint (higher quality of capital required). The analysis of the impact of the new future regulations did not have a material effect on the Group’s capital adequacy ratios. The date of the entry into force of the new Basel III regulations in Europe and the definition of the content thereof are subject to the conclusion of the European legislative process and the corresponding transposition into Spanish law, but they are expected to enter into force in 2014.

With regard to credit risk, the Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal and certain portfolios in Mexico, Brazil and Chile. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group currently uses the standardized approach for regulatory capital calculation purposes and it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process, which is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis. The economic capital model considers risks not included in Pillar 1 (concentration risk, interest rate risk, business risk, and risks relating to pensions, goodwill, other intangible assets, etc.).

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar 3. The Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar 3 disclosures report incorporates the recommendations made by the European Banking Authority (EBA) to make Santander an international benchmark in terms of market transparency.

Parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

9.2 Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy position.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (not only those contemplated in Pillar 1), as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. In addition, the definition of capital included in Santander’s model is different to the regulatory definition and it enables, in our opinion, the capital available for stress scenarios to be better separated from the risks to be assessed. The Group uses this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.

In the internal definition of available capital, unlike the regulatory capital base, certain on-balance-sheet assets (such as goodwill, etc.) to which the regulator does not grant any value from a prudential point of view are not deducted, since in Santander’s model risks and capital requirements are also calculated for these assets.

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile of a group with global operations such as Santander. The fact that the Group conducts its business activities in various countries through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. Despite the current high level of globalization of the world’s economies, the economic cycles are not the same and do not have the same intensity in the various geographical regions. As a result, groups with global presence display more stable results and have a greater capacity to withstand possible crises affecting specific markets or portfolios, which is synonymous with a lower level of risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of the risk of portfolios and businesses.

As regards capital adequacy, in the context of Pillar 2 of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks and geographical areas. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics enable the risk-return targets to be assessed, including the effects of off-setting, pricing of transactions by risk, measurement of the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.

Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Banco Santander share in relation to the market trend.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2012 value creation by the business units was disparate, falling in Europe and increasing in the United States. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

Item 12. Description of Securities Other than Equity Securities.

No changes.

Item 13. Defaults, Dividend Arrearages and Delinquencies

No changes.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

No changes.

Item 15. Controls and Procedures

No changes.

Item 16. [Reserved]

No changes.

Item 17. Financial Statements

No changes.

Item 18. Financial Statements

No changes.

Item 19. Exhibits

15.1	Consent of Deloitte, S.L.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2012 Form 20-F on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Chief financial officer

Date: August 5, 2013

INDEX TO FINANCIAL STATEMENTS

(a)	Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2012, 2011 and 2010, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012, 2011, and 2010, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

As discussed in Note 1(b) to the consolidated financial statements, the Bank has retrospectively changed its method of accounting for actuarial gains and losses in 2012, 2011, 2010 due to the adoption of the amendments to International Accounting Standard (“IAS”) 19.

Deloitte, S.L.

Madrid, Spain

April 24, 2013 (August 5, 2013 as to the effects of (i) the adoption of the amendments to IAS 19 discussed in Notes 1(b), 19, 25, 27, 28 and 29, (ii) the adoption of IFRS 10, 11 and 12 discussed in Note 1(b), (iii) the discontinued operation discussed in Notes 1(b), 10, 12 and 37, and (iv) the change in segments discussed in Notes 1(b) and 52)

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

ASSETS	Note	2012 (*)	2011 (*)	2010 (*)	LIABILITIES AND EQUITY	Note	2012 (*)	2011 (*)	2010 (*)
CASH AND BALANCES WITH CENTRAL BANKS		118,488	96,524	77,786	FINANCIAL LIABILITIES HELD FOR TRADING:		143,242	146,948	136,772
					Deposits from central banks	20	1,128	7,740	12,605
					Deposits from credit institutions	20	8,292	9,287	28,371
FINANCIAL ASSETS HELD FOR TRADING:		177,917	172,638	156,762	Customer deposits	21	8,897	16,574	7,849
Loans and advances to credit institutions	6	9,843	4,636	16,216	Marketable debt securities	22	1	77	366
Loans and advances to customers	10	9,162	8,056	755	Trading derivatives	9	109,743	103,083	75,279
Debt instruments	7	43,101	52,704	57,872	Short positions	9	15,181	10,187	12,302
Equity instruments	8	5,492	4,744	8,850	Other financial liabilities		—	—	—
Trading derivatives	9	110,319	102,498	73,069
					OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		45,418	44,909	51,020
					Deposits from central banks	20	1,014	1,510	337
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		28,356	19,563	39,480	Deposits from credit institutions	20	10,862	8,232	19,263
Loans and advances to credit institutions	6	10,272	4,701	18,831	Customer deposits	21	28,638	26,982	27,142
Loans and advances to customers	10	13,936	11,748	7,777	Marketable debt securities	22	4,904	8,185	4,278
Debt instruments	7	3,460	2,649	4,605	Subordinated liabilities		—	—	—
Equity instruments	8	688	465	8,267	Other financial liabilities		—	—	—
					FINANCIAL LIABILITIES AT AMORTISED COST:		959,321	935,669	898,969
					Deposits from central banks	20	50,938	34,996	8,644
AVAILABLE-FOR-SALE FINANCIAL ASSETS:		92,266	86,613	86,235	Deposits from credit institutions	20	80,732	81,373	70,892
Debt instruments	7	87,724	81,589	79,689	Customer deposits	21	589,104	588,977	581,385
Equity instruments	8	4,542	5,024	6,546	Marketable debt securities	22	201,064	189,110	188,229
					Subordinated liabilities	23	18,238	22,992	30,475
					Other financial liabilities	24	19,245	18,221	19,344
LOANS AND RECEIVABLES:		756,858	777,966	767,209
Loans and advances to credit institutions	6	53,785	42,389	44,808	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK
Loans and advances to customers	10	696,014	728,737	713,972		36	598	876	810
Debt instruments	7	7,059	6,840	8,429
					HEDGING DERIVATIVES	11	6,444	6,444	6,634
HELD-TO-MATURITY INVESTMENTS		—	—	—	LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		2	41	54
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	2,274	2,024	1,464	LIABILITIES UNDER INSURANCE CONTRACTS	15	1,425	517	10,449
					PROVISIONS:		16,148	17,309	16,732
HEDGING DERIVATIVES	11	7,936	9,898	8,227	Provision for pensions and similar obligations	25	10,353	10,782	10,591
					Provisions for taxes and other legal contingencies	25	3,100	3,663	3,670
NON-CURRENT ASSETS HELD FOR SALE	12	5,700	6,897	7,933	Provisions for contingent liabilities and commitments	25	617	659	1,030
					Other provisions	25	2,078	2,205	1,441
INVESTMENTS:	13	4,454	4,155	273
Associates		1,957	2,082	273	TAX LIABILITIES:		7,765	7,966	8,419
Jointly controlled entities		2,497	2,073	—	Current		5,162	5,101	4,306
					Deferred	27	2,603	2,865	4,113
					OTHER LIABILITIES	26	7,962	9,516	7,600

INSURANCE CONTRACTS LINKED TO PENSIONS	14	405	2,146	2,220	TOTAL LIABILITIES		1,188,325	1,170,195	1,137,459

REINSURANCE ASSETS	15	424	254	546	EQUITY
					SHAREHOLDERS’ EQUITY:	30	81,334	80,875	77,364
TANGIBLE ASSETS:		13,860	13,846	11,142	Share capital	31	5,161	4,455	4,164
Property, plant and equipment-		10,315	9,995	9,832	Registered		5,161	4,455	4,164
For own use	16	8,136	7,797	7,508	Less: Uncalled capital		—	—	—
Leased out under an operating lease	16	2,179	2,198	2,324	Share premium	32	37,412	31,223	29,457
Investment property	16	3,545	3,851	1,310	Reserves	33	37,153	32,980	28,307
					Accumulated reserves (losses)	33	36,898	32,921	28,255
INTANGIBLE ASSETS:		28,062	28,083	28,064	Reserves (losses) of entities accounted for using the equity method	33	255	59	52
Goodwill	17	24,626	25,089	24,622	Other equity instruments	34	250	8,708	8,686
Other intangible assets	18	3,436	2,994	3,442	Equity component of compound financial instruments	34	—	1,668	1,668
					Other	34	250	7,040	7,018
					Less: Treasury shares	34	(287)	(251)	(192)
TAX ASSETS:		27,053	23,595	22,950	Profit for the year attributable to the Parent		2,295	5,330	8,212
Current		6,111	5,140	5,483	Less: Dividends and remuneration	4	(650)	(1,570)	(1,270)
Deferred	27	20,942	18,455	17,467
					VALUATION ADJUSTMENTS		(9,474)	(6,415)	(3,727)
OTHER ASSETS	19	5,547	6,807	6,665	Available-for-sale financial assets	29	(249)	(977)	(1,249)
Inventories		173	319	455	Cash flow hedges	11	(219)	(202)	(172)
Other		5,374	6,488	6,210	Hedges of net investments in foreign operations	29	(2,957)	(1,850)	(1,955)
					Exchange differences	29	(3,013)	(1,358)	1,061
					Non-current assets held for sale		—	—	—
					Entities accounted for using the equity method	29	(152)	(95)	—
					Other valuation adjustments		(2,884)	(1,933)	(1,412)
					NON-CONTROLLING INTERESTS	28	9,415	6,354	5,860
					Valuation adjustments		(308)	344	799
					Other		9,723	6,010	5,061

					TOTAL EQUITY		81,275	80,814	79,497

TOTAL ASSETS		1,269,600	1,251,009	1,216,956	TOTAL LIABILITIES AND EQUITY		1,269,600	1,251,009	1,216,956

					MEMORANDUM ITEMS:
					CONTINGENT LIABILITIES	35	45,033	48,042	59,795
					CONTINGENT COMMITMENTS	35	216,042	195,382	203,709

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

		(Debit) Credit
	Notes	2012 (*)	2011 (*)	2010 (*)
Interest and similar income	38	58,791	60,618	52,637
Interest expense and similar charges	39	(28,868)	(30,024)	(23,672)
INTEREST INCOME/(CHARGES)		29,923	30,594	28,965
Income from equity instruments	40	423	394	362
Income for companies accounted for using the equity method	41	427	57	17
Fee and commission income	42	12,732	12,640	11,559
Fee and commission expense	43	(2,471)	(2,232)	(1,899)
Gains/losses on financial assets and liabilities (net)	44	3,329	2,838	2,166
Held for trading		1,460	2,113	1,314
Other financial instruments at fair value through profit or loss		159	21	70
Financial instruments not measured at fair value through profit or loss		1,789	803	791
Other		(79)	(99)	(9)
Exchange differences (net)	45	(189)	(522)	441
Other operating income		6,693	8,050	8,190
Income from insurance and reinsurance contracts issued	46	5,541	6,748	7,162
Sales and income from the provision of non-financial services	46	369	400	340
Other	46	783	902	688
Other operating expenses		(6,583)	(8,029)	(8,089)
Expenses of insurance and reinsurance contracts	46	(4,948)	(6,356)	(6,784)
Changes in inventories	46	(232)	(249)	(205)
Other	46	(1,403)	(1,424)	(1,100)
TOTAL INCOME		44,284	43,790	41,712
Administrative expenses		(17,801)	(17,644)	(16,073)
Personnel expenses	47	(10,306)	(10,305)	(9,296)
Other general administrative expenses	48	(7,495)	(7,339)	(6,777)
Depreciation and amortization	16 & 18	(2,183)	(2,098)	(1,937)
Provisions (net)	25	(1,478)	(2,616)	(1,067)
Impairment losses on financial assets (net)		(18,880)	(11,794)	(10,400)
Loans and receivables	10	(18,523)	(10,966)	(10,224)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(357)	(828)	(176)
Impairment losses on other assets (net)		(508)	(1,517)	(286)
Goodwill and other intangible assets	17 & 18	(151)	(1,161)	(69)
Other assets		(357)	(356)	(217)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	906	1,846	351
Gains from bargain purchases arising in business combinations		—	—	—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	50	(757)	(2,109)	(290)
OPERATING PROFIT/(LOSS) BEFORE TAX		3,583	7,858	12,010
Income tax	27	(590)	(1,755)	(2,910)
PROFIT FROM CONTINUING OPERATIONS		2,993	6,103	9,100
PROFIT FROM DISCONTINUED OPERATIONS (Net)	37	70	15	35
CONSOLIDATED PROFIT FOR THE YEAR		3,063	6,118	9,135
Profit attributable to the Parent		2,295	5,330	8,212
Profit attributable to non-controlling interests	28	768	788	923
EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.23	0.60	0.94
Diluted earnings per share (euros)	4	0.23	0.60	0.94
From continuing operations
Basic earnings per share (euros)	4	0.22	0.60	0.94
Diluted earnings per share (euros)	4	0.22	0.60	0.94

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	2012 (*)	2011 (*)	2010 (*)
CONSOLIDATED PROFIT FOR THE YEAR	3,063	6,118	9,135
OTHER RECOGNISED INCOME AND EXPENSE	(3,711)	(3,145)	1,650
Items that may be reclassified subsequently to profit or loss:	(2,588)	(2,570)	1,643
Available-for-sale financial assets:	1,171	344	(2,719)
Revaluation gains/(losses)	1,729	231	(1,863)
Amounts transferred to income statement	(558)	156	(856)
Other reclassifications	—	(43)	—
Cash flow hedges:	(84)	(17)	117
Revaluation gains/(losses)	129	(109)	(89)
Amounts transferred to income statement	(249)	92	206
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	36	—	—
Hedges of net investments in foreign operations:	(1,107)	106	(2,253)
Revaluation gains/(losses)	(1,336)	13	(2,444)
Amounts transferred to income statement	229	9	191
Other reclassifications	—	84	—
Exchange differences:	(2,170)	(2,824)	5,704
Revaluation gains/(losses)	(1,833)	(2,906)	5,986
Amounts transferred to income statement	(330)	85	(282)
Other reclassifications	(7)	(3)	—
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	(57)	(95)	—
Revaluation gains/(losses)	(61)	(37)	—
Amounts transferred to income statement	21	—	—
Other reclassifications	(17)	(58)	—
Other recognized income and expense	—	—	—
Income tax	(341)	(84)	794
Items that will not be reclassified to profit or loss:	(1,123)	(575)	7
Actuarial gains/(losses) on pension plans	(1,708)	(880)	7
Income tax	585	305	—
TOTAL RECOGNISED INCOME AND EXPENSE	(648)	2,973	10,785
Attributable to the Parent	(764)	2,642	9,069
Attributable to non-controlling interests	116	331	1,716

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling Interests (*)	Total Equity (*)
Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(21)	—	(21)	(1,933)	(1,954)	(91)	(2,045)
Adjusted beginning balance	4,455	31,223	32,921	59	8,708	(251)	5,330	(1,570)	80,875	(6,415)	74,460	6,354	80,814
Total recognized income and expense	—	—	—	—	—	—	2,295	—	2,295	(3,059)	(764)	116	(648)
Other changes in equity	706	6,189	3,977	196	(8,458)	(36)	(5,330)	920	(1,836)	—	(1,836)	2,945	1,109
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—				—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,768	196	(63)	—	(5,330)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	857	—	(1,677)	—	—	—	(820)	—	(820)	3,439	2,619
Ending balance at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,295	(650)	81,334	(9,474)	71,860	9,415	81,275

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling Interests (*)	Total Equity (*)

Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Adjustments due to changes in accounting policies	—	—	—	—	—	—	31	—	31	(1,412)	(1,381)	(37)	(1,418)
Adjusted beginning balance	4,164	29,457	28,255	52	8,686	(192)	8,212	(1,270)	77,364	(3,727)	73,637	5,860	79,497
Total recognized income and expense	—	—	—	—	—	—	5,330	—	5,330	(2,688)	2,642	331	2,973
Other changes in equity	291	1,766	4,666	7	22	(59)	(8,212)	(300)	(1,819)	—	(1,819)	163	(1,656)
Capital increases	120	17	(123)	—	(17)	—	—	—	(3)	—	(3)	—	(3)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(51)	(51)
Conversion of financial liabilities into equity	171	1,773	—	—	—	—	—	—	1,944	—	1,944	—	1,944
Increases in other equity instruments	—	—	—	—	185	—	—	—	185	—	185	—	185
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,060)	—	—	—	—	(1,570)	(3,630)	—	(3,630)	(431)	(4,061)
Transactions involving own equity instruments (net)	—	—	(31)	—	—	(59)	—	—	(90)	—	(90)	—	(90)
Transfers between equity items	—	(24)	7,000	7	(41)	—	(8,212)	1,270	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	162	162
Equity-instrument-based payments	—	—	—	—	(105)	—	—	—	(105)	—	(105)	—	(105)
Other increases/(decreases) in equity	—	—	(120)	—	—	—	—	—	(120)	—	(120)	483	363
Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,330	(1,570)	80,875	(6,415)	74,460	6,354	80,814

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent (*)
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling Interests (*)	Total Equity (*)
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method

Ending balance at 12/31/09	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Adjustments due to changes in accounting policies	—	—	—	—	—	—	28	—	28	(1,419)	(1,391)	(39)	(1,430)
Adjusted beginning balance	4,114	29,305	24,540	68	7,189	(30)	8,970	(2,296)	71,860	(4,584)	67,276	5,164	72,440
Total recognized income and expense	—	—	—	—	—	—	8,212	—	8,212	857	9,069	1,716	10,785
Other changes in equity	50	152	3,715	(16)	1,497	(162)	(8,970)	1,026	(2,708)	—	(2,708)	(1,020)	(3,728)
Capital increases	50	162	(44)	—	(168)	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	1,821	—	—	—	1,821	—	1,821	—	1,821
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(1,825)	—	—	—	—	(1,270)	(3,095)	—	(3,095)	(400)	(3,495)
Transactions involving own equity instruments (net)	—	—	(18)	—	—	(162)	—	—	(180)	—	(180)	—	(180)
Transfers between equity items	—	(10)	6,740	(16)	(40)	—	(8,970)	2,296	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	101	101
Equity-instrument-based payments	—	—	—	—	(116)	—	—	—	(116)	—	(116)	—	(116)
Other increases/(decreases) in equity	—	—	(1,138)	—	—	—	—	—	(1,138)	—	(1,138)	(721)	(1,859)
Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,212	(1,270)	77,364	(3,727)	73,637	5,860	79,497

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	2012 (*)	2011 (*)	2010 (*)
A. CASH FLOWS FROM OPERATING ACTIVITIES:	24,133	35,904	51,875

Consolidated profit for the year	3,063	6,118	9,135
Adjustments made to obtain the cash flows from operating activities-	24,373	21,898	17,816
Depreciation and amortization	2,189	2,109	1,940
Other adjustments	22,184	19,789	15,876
Net increase/decrease in operating assets-	27,343	(246)	28,486
Financial assets held for trading	381	(7,561)	6,310
Other financial assets at fair value through profit or loss	5,207	(12,221)	413
Available-for-sale financial assets	7,334	383	(3,145)
Loans and receivables	11,854	20,660	18,480
Other operating assets	2,567	(1,507)	6,428
Net increase/decrease in operating liabilities-	27,202	9,566	55,488
Financial liabilities held for trading	(9,970)	(15,348)	7,583
Other financial liabilities at fair value through profit or loss	(3,010)	(6,351)	285
Financial liabilities at amortized cost	39,216	32,901	47,274
Other operating liabilities	966	(1,636)	346
Income tax recovered/paid	(3,162)	(1,924)	(2,078)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	126	(7,008)	(2,636)

Payments-	3,920	10,575	5,310
Tangible assets	2,161	1,858	3,635
Intangible assets	1,726	1,540	1,505
Investments	33	1	10
Subsidiaries and other business units	—	7,176	160
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	4,046	3,567	2,674
Tangible assets	815	520	696
Intangible assets	6	—	9
Investments	2	10	104
Subsidiaries and other business units	991	1,044	33
Non-current assets held for sale and associated liabilities	2,232	1,993	1,832
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(703)	(8,111)	(11,301)

Payments-	12,549	16,259	21,470
Dividends	1,287	3,489	4,107
Subordinated liabilities	4,080	5,329	7,727
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	6,957	6,937	7,372
Other payments related to financing activities	225	504	2,264
Proceeds-	11,846	8,148	10,169
Subordinated liabilities	2	171	287
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	7,005	6,848	7,191
Other proceeds related to financing activities	4,839	1,129	2,691
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(1,592)	(2,046)	4,957
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	21,964	18,738	42,897
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,524	77,786	34,889
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	118,488	96,524	77,786
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	7,214	5,483	5,515
Cash equivalents at central banks	111,274	91,041	72,271
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	118,488	96,524	77,786

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2012.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the Consolidated Financial Statements

for the year ended December 31, 2012

1. Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or Santander Group). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the Law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2012 were formally prepared by the Bank’s directors (at the board meeting on January 28, 2013) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS—IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2012 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2012. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

In 2013, the Group retrospectively applied a change in accounting policy to the 2012, 2011, and 2010 financial statements of the Group relating to the application of the amendments to IAS 19.

In addition, management has restated certain disclosure affected by the following, which occurred during 2013:

•	As a result of the envisaged disposal of the Santander UK card business that was formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations (see Notes 10, 12 and 37). The impact of this classification in the balance sheets as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Loans and receivables - Loans and advances to customers	(1,370)	(1,559)	(1,649)
Non-current assets held for sale	1,370	1,559	1,649

Assets	—	—	—

•	As a result of business restructuring and other adjustments, segment information has been modified as follows (see Note 52):

•	Spain was incorporated as a principal or geographic segment within Continental Europe, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

•	Spain’s run-off real estate became a unit within Continental Europe. This unit includes:

•	loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group;

•	equity stakes in real estate companies and

•	foreclosed assets.

•	Liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

As consequence, the related conforming changes effecting a retrospective application of accounting policy, discontinued operations and changes in segments were approved by Group management on August 5, 2013.

These financial statements have been recasted solely to reflect the changes described above. In these recasted financial statements, events subsequent to the authorized for issuance date of April 24, 2013 are not reflected.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards, amendments and interpretations

The following amendments to accounting standards came into force and were adopted by the European Union in 2012:

•	Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for reporting periods beginning on or after July 1, 2011)—Transfers of Financial Assets. IFRS 7 reinforces the disclosures on transfers of financial assets that are not derecognized or, principally, those that qualify for derecognition but in which the entity still has continuing involvement.

•	Amendment to IAS 12, Income Tax—IAS 12 provides that the measurement of deferred tax assets and liabilities arising from investment property is dependent on whether the carrying amount of the investment property is expected to be recovered through use or sale. IAS 12 also includes the contents of SIC 21—“Deferred Taxes—Recovery of Revalued Non-Depreciable Assets”, which was withdrawn.

The application of the aforementioned amendments to accounting standards did not have any material effects on the Group’s consolidated financial statements.

The following standards came into force in 2013 or have been early adopted in the European Union by the Group in 2013 effecting a retrospective application of accounting policy and, therefore, have been applied in the present consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard supersedes IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the previous definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•	IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard supersedes IAS 31. The fundamental change introduced by IFRS 11 with respect to the previous standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will be accounted for using the equity method.

•	IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted)—this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

The aforementioned standards (IFRSs 10, 11 and 12) did not have any impact on the consolidated financial statements.

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (obligatory for reporting periods beginning on or after July 1, 2012)—these amendments consist basically of the requirement for items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified.

•	Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments eliminate the “corridor” under which entities were able to opt for deferred recognition of a given portion of actuarial gains and losses, establishing that all actuarial gains and losses must be recognized immediately. The amendments include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and the remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity—Valuation adjustments and may not be reclassified to profit or loss. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from January 1, 2013, by adjusting the beginning balances of equity for the earliest period presented as though the new accounting policy had always been applied. The impact of this accounting policy as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Deferred tax assets	1,185	694	378
Other assets	(1,213)	(1,211)	(922)

Assets	(28)	(517)	(544)

Deferred tax liabilities	254	208	199
Provisions for pensions and similar obligations	(3,276)	(1,737)	(1,072)

Liabilities	(3,022)	(1,529)	(873)

Valuation adjustment	2,884	1,933	1,412
Non-controlling interests	262	91	39

Equity	3,146	2,024	1,451

Provisions (net)	(138)	26	(49)
Income tax	43	(5)	16

Consolidated profit for the year	(95)	21	(33)

Of which:
Profit attributable to the Parent	(90)	21	(31)

Profit attributable to non-controlling interest	(5)	—	(2)

See Notes 19, 25, 27, 28 and 29 which reflect the financial information as recasted for the impact described above.

•	Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted)—these amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

As the Group has applied an accounting policy retrospectively, according to IAS 1 a balance sheet at January 1, 2011 should be presented. However, as the figures at January 1, 2011 and December 31, 2010 are the same, the balance sheet at December 31, 2010 has been included.

Also, the following standards, amendments and interpretations whose effective dates are after December 31, 2012 were in force at the date of preparation of these consolidated financial statements:

•	IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after January 1, 2013)—this standard replaces the previous rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•	Amendments to IAS 32, Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted)—these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognized amounts and this does not depend on the occurrence of future events.

•	Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments introduce new disclosures for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine—in view of its nature, this interpretation does not affect the Group.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2012 had not yet been adopted by the European Union:

•	IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from January 1, 2015), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities applies only to liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in profit or loss.

•	Improvements to IFRSs, 2009-2011 cycle (obligatory for reporting periods beginning on or after January 1, 2013)—these improvements introduce minor amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.

•	Transition rules: Amendments to IFRSs 10, 11 and 12 (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments clarify the transition rules for IFRSs 10, 11 and 12.

•	Investment companies: Amendments to IFRS 10, IFRS 12 and IAS 27 (obligatory for reporting periods beginning on or after January 1, 2014)—these amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment companies. In view of their nature, these amendments do not affect the Group.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the 2012 consolidated financial statements were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17); and

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).

d)	Other matters

i.	Disputed corporate resolutions

The directors of the Bank and its legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, June 18, 2005 and June 11, 2010 will have no effect on the financial statements of the Bank and the Group.

The status of these matters at the date of preparation of the consolidated financial statements is detailed below:

On April 25, 2002, the Santander Court of First Instance number 1 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on January 18, 2000. The plaintiff filed an appeal against the judgment. On December 2, 2002, the Cantabria Provincial Appellate Court dismissed the appeal. The Bank appeared as a party to the cassation appeal and filed pleadings with respect to the inadmissibility of the appeal. In the Order dated November 4, 2008 the Supreme Court considered the appeal to have been withdrawn in view of the decease of the appellant and the failure to appear of his heirs.

On November 29, 2002, the Santander Court of First Instance number 2 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of July 31, 2007.

On March 12, 2002, the Santander Court of First Instance number 4 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of November 6, 2007.

On September 9, 2002, the Santander Court of First Instance number 5 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of May 8, 2007.

On May 29, 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment. The Bank appeared as a party to the two appeals and filed pleadings with respect to the inadmissibility thereof. In the order dated September 23, 2008 the Supreme Court refused leave to proceed with the aforementioned appeals.

On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted by the shareholders at the annual general meeting on June 21, 2003. The plaintiffs filed an appeal against the judgment. The court was notified of the decease of one of the appellants and the court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full by the Cantabria Provincial Appellate Court on June 30, 2009. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against this judgment, and the appeal filed by one of the three appellants was refused leave to proceed by the Provincial Appellate Court. The cassation appeals filed against the judgments that dismissed the claims contesting the resolutions adopted at the annual general meeting on June 21, 2003 were not given leave to proceed by order of the Supreme Court of January 25, 2011.

On October 28, 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on June 19, 2004. The plaintiffs filed an appeal against the judgment. In a judgment dated June 28, 2007 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed cassation appeals and extraordinary appeals on the grounds of procedural infringements. The cassation appeal and extraordinary appeal for procedural infringement filed by one of the appellants were refused leave to proceed due to the decease of the appellant and the failure to appear of his heirs. The other two appeals were refused leave to proceed by order of the Supreme Court of October 27, 2009.

On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on June 18, 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated May 14, 2009 the Cantabria Provincial Appellate Court dismissed the appeals in full. The two appellants prepared and filed extraordinary appeals on grounds of procedural infringements and a cassation appeal against the judgment. Leave to proceed was refused for the extraordinary appeals for procedural infringement and the cassation appeal filed by one of the appellants, and it was partially refused for the cassation appeal filed by the other appellant, by an order of October 13, 2010. The admitted grounds of the latter appeal were dismissed in a judgment dated May 21, 2012, thereby confirming that the appeals had been dismissed.

The appeal filed with Santander Commercial Court no. 1 in relation to the objection to the corporate resolutions adopted by the shareholders at the annual general meeting held on June 11, 2010 was withdrawn and dismissed by an order of February 24, 2012.

ii.	Credit assignment transactions

Following the prolonged investigations carried out since 1992 by the Madrid Central Examining Court number 3, and the repeated applications by the Public Prosecutor’s Office and the Government Lawyer, as the representative of the Public Treasury, to have the case against the Bank and its executives dismissed and struck off, the trial commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on December 20, 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.

A cassation appeal was filed against the aforementioned order by the Association for the Defence of Investors and Customers and Iniciativa per Catalunya Verds and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court decision handed down on December 17, 2007.

In an interlocutory order of April 15, 2008, the Supreme Court dismissed the request filed by the Association for the Defence of Investors and Customers for the decision handed down in the judgment of December 17, 2007 to be set aside.

The appeal filed by the Association for the Defence of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court, and the appearing parties submitted their pleadings. Subsequently, the appellant filed a document seeking dismissal of the appeal, which the Spanish Constitutional Court transferred to the Public Prosecutor’s Office and the appearing parties for their responses on September 25, 2012.

e)	Capital management

i.	Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using the criteria of the related Bank of Spain Circular and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets and issues of equity instruments (preference shares and subordinated debt) and hybrid instruments.

The regulations on the calculation and control of minimum capital requirements in Spain have been implemented, since June 2008, by Bank of Spain Circular 3/2008, which adapts Spanish legislation to European Directives 2006/48 and 2006/49 (known as Capital Requirements Directives, or CRD I), which include, inter alia, provisions equivalent to those defined in the Basel II framework agreement. This regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (IRB approach) in the calculation of risk-weighted exposures and including operational risk therein. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

In July 2009, the Basel Committee on Banking Supervision published a reform of the Basel II framework which raised the regulatory capital requirements for the trading book and complex securitization exposures, known as Basel 2.5. At European level, these greater requirements were reflected in Directive 2009/111 (CRD II) and 2010/76 (CRD III), which were in turn included in Bank of Spain Circular 03/2008 through Circular 4/2011.

In December 2010, the Committee on Banking Supervision published a new global regulatory framework in order to strengthen international capital standards (Basel III), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. This framework is scheduled for inclusion in European legislation in the near future through a new European Directive (CRD IV) and European Regulation (CRR) which will be directly applicable to the Member States.

In December 2011, the European Banking Authority (EBA) published new capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets.

At June 30, 2012, the institutions selected for the EBA sample were required to have a Tier 1 core capital ratio, determined on the basis of EBA rules, of at least 9%. These capital requirements are expected to be of an exceptional and temporary nature.

In Spain, Royal Decree-Law 2/2011 was approved on February 18, 2011, establishing the implementing regulations of the “Plan for Strengthening the Financial Sector”, which aimed, inter alia, to establish in advance certain capital requirements, established by Basel III, by setting a principal capital requirement of 8% or 10%, depending on the characteristics of each entity. Also, Royal Decree-Law 2/2012, on the clean-up of the financial sector, was published on February 3, 2012, setting forth additional principal capital requirements to be met by entities based on certain levels of assets relating to the property industry.

Lastly, Law 9/2012, on restructuring and resolution of credit institutions, was published on November 14, 2012, which established, effective from January 1, 2013, a single principal capital requirement of 9%, phasing in both the eligible instruments and deductions with those used by the European Banking Authority. Law 9/2012 was partially implemented by Bank of Spain Circular 7/2012, on minimum principal capital requirements.

At December 31, 2012, the Group met all the minimum capital requirements established by current legislation and those set forth in the EBA’s recommendation.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its constituent business units. To this end, the economic capital, return on risk-adjusted capital (RORAC) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.), macroeconomic scenarios defined by the Group’s economic research service, and the impact, if any, of foreseeable regulatory changes. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, values of equity instruments, etc. that mirror historical crises that could happen again or plausible but unlikely stress situations.

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.

The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil and Chile. In 2012 approval was obtained for the SMEs portfolio in Portugal. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, the Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and the Chile, Portugal and Mexico units (the latter since March 2012), thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other unit entities.

Lastly, as part of the Basel 2.5 requirements, regulatory approval was obtained for the Group’s corporate methodology, enabling Santander Group to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (Stressed VaR).

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period is required in order to develop the internal model based on its own management experience of the various acquired entities. However, although Santander Group is currently using the standardized approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

f)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

g)	Events after the reporting period

It should be noted that from January 1, 2013 to April 24, 2013 on which these consolidated financial statements were authorized for issue, the following significant events occurred:

•	In the context of the merger of Banco Santander, S.A. with Banco Español de Crédito, S.A. (Banesto), on January 9, 2013 the boards of directors of both entities approved the common draft terms of merger. Also, on January 28, 2013 the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. approved the related common draft terms of merger.

On March 22, 2013 and March 21, 2013, the general shareholders meetings of the Bank and Banesto, respectively, approved the terms of the merger.

As of the date of this annual report on Form 20-F the mergers of Banesto and Banif with the Bank are subject to the condition precedent of authorization of the Minister of Economy and Competitiveness (see Note 3.b.xvii).

•	At its meeting of January 11, 2013, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” programme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.152 per share, in shares or cash. On January 30, 2013, the holders of 86.40% of the free allotment rights have chosen to receive new shares. Consequently, Banco Santander has acquired 1,403,540,519 rights for a total gross consideration of EUR 213 million.

On January 31, 2013, pursuant to the Santander Dividendo Elección shareholder remuneration program, the Group announced that it would offer shareholders the option of receiving an amount equal to the 2012 final interim dividend in cash or in new shares. From May 2, 2013, the Bank will pay EUR 0.150 per share in cash to shareholders who opt for this method of receiving their remuneration. Therefore, the total envisaged shareholder remuneration in respect of the 2012 financial year will amount to approximately EUR 0.60 per share.

•	On March 18, 2013, KBC and Banco Santander announced a secondary offering of up to 19,978,913 shares in BZ WBK by way of a fully marketed follow-on offering (the “Offering”). Through the Offering, KBC plans to sell 15,125,964 shares (constituting 16.17% of BZ WBK shares outstanding at that date) and Santander is expected to sell not less than 195,216 but up to 4,852,949 shares (constituting between 0.21% and 5.19% of BZ WBK shares outstanding at that date). Assuming the Offering is completed in full, the free float of BZ WBK following the Offering would be 30%.

The placement of these shares would allow Banco Santander to fulfill its commitment towards the Polish regulator that at least 30% of the capital of Bank Zachodni WBK is in hands of other minority investors before the end of 2014. Banco Santander will continue to be the controlling shareholder in BZ WBK with a stake of no less than 70% following this transaction.

KBC and Banco Santander, as Selling Shareholders, will grant the underwriters a reverse greenshoe option in relation to up to 10% of the final Offering size which was not used. KBC and Santander will each commit to be locked-up for a period of 90 days, and BZ WBK for a period of 180 days, following the closing of the Offering.

The Offering was made to eligible institutional investors and within an indicative price range of PLN 240 to PLN 270. The final sale price was determined through a bookbuilding process that began on March 18, 2013, and ended on March 21, 2013.

On March 22, 2013, we announced that Banco Santander and KBC Bank had completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of 245 zlotys per share, amounting to a total of €1,171 million. Santander sold 4,852,949 shares, equal to 5.2% of BZ WBK’s capital, for €285 million, while KBC obtained €887 million for its 16.17% stake in BZ WBK.

•	On January 29, 2013, Metrovacesa’s shareholders approved the company’s delisting tender offer. On April 18, 2013, the CNMV authorized the delisting tender offer, which will be open for acceptance until May 13, 2013 (see Note 3.b.xiv).

2. Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in foreign currency.

ii.	Translation of foreign currency balances

Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency

Foreign currency transactions performed by consolidated entities (or entities accounted for using the equity method) not located in EMU countries are initially recognized in their respective currencies. Monetary items in foreign currency are subsequently translated to their functional currencies using the closing rate.

Furthermore:

•	Non-monetary items measured at historical cost are translated to the functional currency at the exchange rate at the date of acquisition.

•	Non-monetary items measured at fair value are translated at the exchange rate at the date when the fair value was determined.

•	Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

•	The balances arising from non-hedging forward foreign currency/foreign currency and foreign currency/euro purchase and sale transactions are translated at the closing rates prevailing in the forward foreign currency market for the related maturity.

Translation of functional currencies to euros

If the functional currency is not the euro, the balances in the financial statements of the consolidated entities (or entities accounted for using the equity method) are translated to euros as follows:

•	Assets and liabilities, at the closing rates.

•	Income and expenses, at the average exchange rates for the year.

•	Equity items, at the historical exchange rates.

iii.	Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments—Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2012 its net assets in that country amounted to only EUR 3 million (December 31, 2011: EUR 10 million; December 31, 2010: EUR 18 million).

In view of the foregoing, at December 31, 2012, 2011 and 2010 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2012, 2011 and 2010 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

At December 31, 2012, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the US dollar and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar and the Polish zloty.

At December 31, 2011, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the Chilean peso, the Polish zloty and the US dollar. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso and the Polish zloty.

At December 31, 2010, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso.

The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36).

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s foreign currency positions due to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010
US dollar	(45.1)	(41.7)	(39.1)	—	2.8	—
Chilean peso	(10.2)	(7.3)	(11.7)	—	6.1	7.6
Pound sterling	(75.2)	(72.8)	(62.0)	—	10.5	20.3
Mexican peso	(4.7)	(22.2)	(42.9)	—	9.5	9.1
Brazilian real	(77.5)	(151.7)	(89.2)	—	—	—
Polish zloty	(22.1)	(19.4)	(2.6)	—	3.7	—

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010
US dollar	46.0	42.5	39.9	—	(2.9)	—
Chilean peso	10.4	7.5	11.9	—	(6.2)	(7.8)
Pound sterling	76.8	74.2	63.2	—	(10.7)	(20.7)
Mexican peso	4.8	22.6	42.0	—	(9.7)	(9.3)
Brazilian real	74.3	60.1	81.0	—	—	—
Polish zloty	17.8	19.8	2.7	—	(3.8)	—

The foregoing data were obtained by calculating the possible effect of a variation in exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions (mainly foreign currency options and foreign currency purchase and sale transactions) on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a) iii above.

Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2012 would be a decrease or increase, respectively, in equity due to valuation adjustments of EUR 90.2 million and EUR 92 million in the case of the pound sterling (2011: EUR 88.1 million and EUR 89.9 million), EUR 72.1 million and 73.5 million in the case of the Brazilian real (2011: EUR 80.5 million and EUR 82.1 million), EUR 26.5 million and EUR 27.1 million in the case of the US dollar (2011: EUR 22.5 million and EUR 23 million), and EUR 40.9 million and EUR 41.7 million for the other currencies (2011: EUR 39.2 million and EUR 40 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2012, 2011 and 2010.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities that are controlled by the Bank; the Bank controls an investee when it is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 17). Negative differences are recognized in profit or loss on the date of acquisition.

Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendices contain information on these entities.

ii.	Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (venturers) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

In the consolidated financial statements, investments in jointly controlled entities are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a jointly controlled entity are eliminated to the extent of the Group’s ownership interest in the entity.

The Appendices contain information on these entities.

iii.	Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. Significant influence generally exists when the Bank holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

The Appendices contain information on these entities.

iv.	Special purpose entities

When the Group incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, it determines, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, inter alia, the risks and rewards retained by the Group and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Group. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

v.	Other matters

At December 31, 2012, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.59%, 4.82% and 5.16%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities.

In addition, at December 31, 2012 the Group exercised joint control of Luri 3, S.A., despite holding 9.63% of its share capital (see Appendix II). This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The company object of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties (see Appendices I and II). 8% of their investment property is located in Spain.

vi.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•	The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. Since January 1, 2010, in cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration must be recognized as part of the consideration transferred and measured at its acquisition-date fair value; also since that date, acquisition-related costs, such as fees paid to auditors, legal advisers, investment banks and other consultants, may not for these purposes form part of the cost of the business combination.

•	The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•	Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Gains from bargain purchases arising in business combinations in the consolidated income statement.

Since January 1, 2010, goodwill is only measured and recognized once, when control is obtained of a business.

vii.	Changes in the levels of ownership interests in subsidiaries

As required under IFRSs, since January 1, 2010, acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, and no gain or loss is recognized in the income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in reserves.

Similarly, since that date, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in valuation adjustments of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized. The difference between these amounts is recognized in profit or loss.

With respect to non-monetary contributions to jointly controlled entities, the IASB has acknowledged the existence of a conflict between IAS 27, which establishes that if control is lost the remaining equity interest is measured at fair value, recognizing the full amount of the gain or loss in profit or loss, and IAS 31.48, together with SIC 13, which -for transactions within its scope- would only permit recognition of the portion of the gain or loss attributable to the capital owned by the other venturers in the jointly controlled entity. The Group has opted to apply the provisions of IAS 27 consistently to all transactions falling under the scope of the aforementioned standards.

viii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2012, 2011 and 2010.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A financial derivative is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

Hybrid financial instruments are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

Compound financial instruments are contracts that simultaneously create for their issuer a financial liability and an own equity instrument (such as convertible bonds, which entitle their holders to convert them into equity instruments of the issuer).

The following transactions are not treated for accounting purposes as financial instruments:

1.	- Investments in associates and jointly controlled entities (see Note 13).

2.	- Rights and obligations under employee benefit plans (see Note 25).

3.	- Rights and obligations under insurance contracts (see Note 15).

4.	- Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

ii.	Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Non-current assets held for sale or they relate to Cash and balances with central banks, Changes in the fair value of hedged items in portfolio hedges of interest rate risk (asset side), Hedging derivatives and Investments, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•	Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•	Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

•	Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

•	Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•	Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the debtor belongs, under:

•	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Loans and advances to customers: includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

•	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favor of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as Liabilities associated with non-current assets held for sale or they relate to Hedging derivatives or Changes in the fair value of hedged items in portfolio hedges of interest rate risk (liability side), which are reported separately.

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are issued or originated.

•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i.	Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2012, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

If there is no market price for a given financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The effective interest rate is the discount rate that exactly matches the carrying amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.

ii.	Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii.	Valuation techniques

The following table shows a summary of the fair values, at 2012, 2011 and 2010 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2012			2011			2010
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	48,014	129,903	177,917	45,528	127,110	172,638	65,009	91,753	156,762
Other financial assets at fair value through profit or loss	3,387	24,969	28,356	2,324	17,239	19,563	9,446	30,034	39,480
Available-for-sale financial assets	65,719	26,547	92,266	68,325	18,288	86,613	69,337	16,898	86,235
Hedging derivatives (assets)	128	7,808	7,936	1,497	8,401	9,898	1,226	7,001	8,227
Financial liabilities held for trading	15,985	127,257	143,242	16,084	130,864	146,948	18,027	118,745	136,772
Other financial liabilities at fair value through profit or loss	—	45,418	45,418	—	44,909	44,909	—	51,020	51,020
Hedging derivatives (liabilities)	96	6,348	6,444	592	5,852	6,444	509	6,125	6,634
Liabilities under insurance contracts	—	1,425	1,425	—	517	517	4,163	6,286	10,449

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates. In accordance with the standards in force (EU-IFRSs), any difference between the transaction price and the fair value based on valuation techniques is not initially recognized in the income statement.

The Group did not make any material transfers of financial instruments between one measurement method and another in 2012.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions within the Group: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important financial instruments and families of derivatives, and the related valuation techniques and inputs, by asset class.

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including regular and digital cap and floor options as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or, when possible, are implied from market quotes of correlation-dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies (quoted instruments similar to the instrument to be valued) or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes. There are sources of risk such as uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, in keeping with common industry practice, the Group calculates and applies a valuation adjustment in order to account for the sources of model risk described below:

For fixed income markets, examples of model risk include the correlation among fixed income indexes, the lack of stochastic basis spread modeling, calibration risk and volatility modeling. Other sources of risk arise from the estimation of market data.

In equity markets, examples of model risk include forward skew modeling, the impact of stochastic interest rates, correlation and multi-curve modeling. Other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, sources of risk arising from the estimation of market data such as dividends, and correlation for quanto and composite options must also be considered.

For specific financial instruments relating to home mortgage loans granted by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the Halifax House Price Index (HPI) is the main input. In these cases, assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modeling the correlation structure among various CPI (Consumer Price Index) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modeling, the impact of stochastic interest rates and correlation modeling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2012, 2011 and 2010 and the potential effect on their measurement at December 31, 2012 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of euros
	Fair values calculated using internal models at 12/31/12				Effect of reasonable assumptions on fair values at 12/31/12
	Level 2	Level 3	Valuation techniques	Main assumptions	More favorable		Less favorable
ASSETS:
Financial assets held for trading	129,508	395			281		(254)
Loans and advances to credit institutions	9,843	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	9,162	—	Present Value Method	Observable market data	—		—
Debt and equity instruments	1,320	—	Present Value Method	Observable market data, HPI	4		(4)
Trading derivatives	109,183	395			277		(250)
Swaps	90,759	109	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	18	(e)	(18	)(e)
Exchange rate options	708	46	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	9,141	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	73	(e)	(70	)(e)
Interest rate futures	78	—	Present Value Method	Observable market data	—		—
Index and securities options	3,188	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	39	(e)	(43	)(e)
Other	5,309	240	Present Value Method, Monte Carlo simulation and other	Observable market data and other	146	(e)	(118	)(e)
Hedging derivatives	7,808	—
Swaps	7,609	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	43	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	36	—	Black-Scholes Model	Observable market data	—		—
Other	120	—	N/A	N/A
Other financial assets at fair value through profit or loss	24,500	469			59		(60)
Loans and advances to credit institutions	10,272	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	13,863	74	Present Value Method	Observable market data, HPI	2		(2)
Debt and equity instruments	365	395	Present Value Method	Observable market data	56		(58)
Available-for-sale financial assets	26,123	424			5		(5)
Debt and equity instruments	26,123	424	Present Value Method	Observable market data	5		(5)
LIABILITIES:
Financial liabilities held for trading	127,158	99			—		—
Deposits from central banks	1,128	—	Present Value Method	Observable market data	—		—
Deposits from credit institutions	8,292	—	Present Value Method	Observable market data	—		—
Customer deposits	8,890	7	Present Value Method	Observable market data	—		—
Debt and equity instruments	1	—	Present Value Method	Observable market data, liquidity		(a)		(a)
Trading derivatives	108,847	92			—		—
Swaps	88,450	8	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI		(e)		(e)
Exchange rate options	766	6	Black-Scholes Model	Observable market data, liquidity		(e)		(e)
Interest rate options	10,772	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation		(e)		(e)
Index and securities options	121	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI		(e)		(e)
Interest rate and equity futures	4,816	—	Present Value Method	Observable market data	—		—
Other	3,922	78	Present Value Method, Monte Carlo simulation and other	Observable market data and other		(e)		(e)
Hedging derivatives	6,348	—			—		—
Swaps	5,860	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	76	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	17	—	Black-Scholes Model	Observable market data	—		—
Other	395	—	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	45,312	106	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	1,425	—	See Note 15		—		—

	368,182	1,493			345		(319)

	Millions of euros
	Fair values calculated using internal models
	12/31/11		12/31/10
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:
Financial assets held for trading	126,663	447	91,300	453
Loans and advances to credit institutions	4,636	—	16,216	—	Present Value Method	Observable market data
Loans and advances to customers (b)	8,056	—	755	—	Present Value Method	Observable market data
Debt and equity instruments	19,674	—	10,954	29	Present Value Method	Observable market data, HPI
Trading derivatives	94,298	447	63,375	424
Swaps	74,520	145	46,424	138	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity
Exchange rate options	964	95	658	69	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,936	—	6,632	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	91	—	53	—	Present Value Method	Observable market data
Index and securities options	3,728	—	5,248	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	7,059	207	4,360	217	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	8,400	1	7,001	—
Swaps	8,172	1	6,886	—	Present Value Method	Observable market data, basis
Exchange rate options	161	—	67	—	Black-Scholes Model	Observable market data
Interest rate options	45	—	31	—	Black-Scholes Model	Observable market data
Other	22	—	17	—	N/A	N/A
Other financial assets at fair value through profit or loss	16,882	357	29,689	345
Loans and advances to credit institutions	4,701	—	18,831	—	Present Value Method	Observable market data
Loans and advances to customers (d)	11,694	54	7,719	58	Present Value Method	Observable market data, HPI
Debt and equity instruments	487	303	3,139	287	Present Value Method	Observable market data
Available-for-sale financial assets	18,055	233	15,504	1,394
Debt and equity instruments	18,055	233	15,504	1,394	Present Value Method	Observable market data
LIABILITIES:
Financial liabilities held for trading	130,755	110	118,608	137
Deposits from central banks	7,740	—	12,605	—	Present Value Method	Observable market data
Deposits from credit institutions	9,287	—	28,370	—	Present Value Method	Observable market data
Customer deposits	16,574	—	7,849	—	Present Value Method	Observable market data
Debt and equity instruments	2	—	365	—	Present Value Method	Observable market data, liquidity
Trading derivatives	97,152	110	69,419	137
Swaps	73,614	2	48,527	6	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI
Exchange rate options	946	11	915	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,722	—	7,356	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	7,036	—	6,189	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	273	—	181	—	Present Value Method	Observable market data
Other	5,560	97	6,251	131	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	5,852	—	6,125	—
Swaps	5,639	—	5,723	—	Present Value Method	Observable market data, basis
Exchange rate options	169	—	363	—	Black-Scholes Model	Observable market data
Interest rate options	21	—	16	—	Black-Scholes Model	Observable market data
Other	23	—	23	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	44,740	169	50,861	159	Present Value Method	Observable market data
Liabilities under insurance contracts	517	—	6,286	—	See Note 15

	351,864	1,316	325,374	2,488

(a)	The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(c)	Includes credit risk derivatives with a positive net fair value of EUR 18 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.
(d)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) are:

•	HPI (House Price Index) derivatives at Santander UK. HPI derivatives, of which the Group, through its subsidiary in the UK, has a 90% share of the market, are considered illiquid markets. The entity’s assumptions are the main driver for their valuation.

•	Illiquid CDOs at the treasury unit at Santander UK.

•	Unlisted equity securities.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

As detailed in the foregoing tables, at December 31, 2012 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 319 million (December 31, 2011: EUR 418 million; December 31, 2010: EUR 476 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 345 million (December 31, 2011: EUR 432 million; December 31, 2010: EUR 498 million).

The net loss recognized in the consolidated income statement for 2012 arising from the aforementioned valuation models amounted to EUR 229 million, of which a gain of EUR 20 million related to models whose significant inputs are unobservable market data.

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments—Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments—Exchange differences (net), or to exchange differences arising on monetary financial assets, which are recognized in Exchange differences (net) in the consolidated income statement).

•	Items charged or credited to Valuation adjustments—Available-for-sale financial assets and Valuation adjustments—Exchange differences (net) remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•	Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments—Non-current assets held for sale.

v.	Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Group entities’ own positions and assets and liabilities (hedging derivatives); and iii) to obtain gains from changes in the prices of these derivatives (trading derivatives).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (fair value hedge);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (cash flow hedge);

c. The net investment in a foreign operation (hedge of a net investment in a foreign operation).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (prospective effectiveness).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items attributable to the type of risk being hedged are recognized directly in the consolidated income statement.

In fair value hedges of interest rate risk on a portfolio of financial instruments, the gains or losses that arise on measuring the hedging instruments are recognized directly in the consolidated income statement, whereas the gains or losses due to changes in the fair value of the hedged amount (attributable to the hedged risk) are recognized in the consolidated income statement with a balancing entry under Changes in the fair value of hedged items in portfolio hedges of interest rate risk on the asset or liability side of the balance sheet, as appropriate.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments—Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c. In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments—Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

vi.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if their risks and characteristics are not closely related to those of the host contracts, provided that the host contracts are not classified as Other financial assets/liabilities at fair value through profit or loss or as Financial assets/liabilities held for trading.

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g)	Impairment of financial assets

i.	Definition

A financial asset is considered to be impaired -and therefore its carrying amount is adjusted to reflect the effect of impairment- when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to an adverse impact on the future cash flows that were estimated at the transaction date.

•	In the case of equity instruments, mean that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes evident, and the reversal, if any, of previously recognized impairment losses is recognized in the consolidated income statement for the period in which the impairment is reversed or reduced.

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Transactions classified as doubtful due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid installments, the reasons for classifying such transactions as doubtful cease to exist -namely, when any remaining unpaid installments are less than 90 days past due-, unless other subjective reasons remain for classifying them as doubtful. The refinancing of doubtful loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the cure period described in Note 54.

The following constitute effective guarantees or collateral: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated so as to ensure the full repayment of the transaction on the agreed terms.

The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as doubtful due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered unlikely, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortized cost

For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•	Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics - customers classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•	Collectively, in all other cases -customers classified by the Group as “standardized”-, by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

As regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materializes: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, the Group must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a.	Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as doubtful is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

b.	General allowance for inherent losses (collective):

Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognized at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognized in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.

c.	Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRSs and, therefore, the Group checks the allowances calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

The Group’s internal models determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on these debt instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted. In estimating the future cash flows of debt instruments the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.f).

The incurred loss is the expected cost, which will be disclosed in the one-year period after the reporting date, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

•	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The methodology for determining the general allowance for losses arising from credit risk seeks to identify the amounts of losses incurred at the reporting date which, regardless of whether they have been disclosed, the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

At December 31, 2012, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

iii.	Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments—Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments—Available-for-sale financial assets in the case of equity instruments).

iv.	Equity instruments carried at cost

The amount of the impairment losses on equity instruments carried at cost is the difference between their carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and reverse repurchase agreements

Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Balances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).

Differences between the purchase and sale prices are recognized as interest over the contract term.

i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale

Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Non-current assets held for sale are generally measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated as long as they remain in this category.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.

At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are written down.

Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.

Insurers’ results relating to their insurance business are recognized, according to their nature, under the related consolidated income statement items.

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at period-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:

•	Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•	The carrying amount recognized in the consolidated balance sheet of its insurance contract liabilities (see Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealized gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Provision for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)	Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalization system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•	Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•	Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognized in the consolidated income statement and is calculated using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Average annual rate
Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%

The consolidated entities assess at the reporting date whether there is any indication that an asset may be impaired (i.e. its carrying amount exceeds its recoverable amount). If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in proportion to the revised carrying amount and to the new remaining useful life (if the useful life has to be re-estimated).

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognize the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

The estimated useful lives of the items of property, plant and equipment for own use are reviewed at least at the end of the reporting period with a view to detecting significant changes therein. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recognized in the consolidated income statement in future years on the basis of the new useful lives.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred, since they do not increase the useful lives of the assets.

ii.	Investment property

Investment property reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

iii.	Assets leased out under an operating lease

Property, plant and equipment—Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

l)	Accounting for leases

i.	Finance leases

Finance leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognize a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to Interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.

iii.	Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue. In this connection, when the Group performed the transactions described in Note 16, it carried out the aforementioned analysis and concluded that there was no reasonable certainty that the related options would be exercised, since their exercise price was linked to fair value and there were no other indicators that could force the Group to exercise these options; therefore, under IAS 17, it was required to recognize the gain or loss on the sale.

m)	Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or which are developed internally by the consolidated entities. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

i.	Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

•	If it is attributable to specific intangible assets, by recognizing it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•	The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets).

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net)—Goodwill and other intangible assets in the consolidated income statement.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

ii.	Other intangible assets

Other intangible assets includes the amount of identifiable intangible assets (such as purchased customer lists and computer software).

Other intangible assets can have an indefinite useful life -when, based on an analysis of all the relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the consolidated entities- or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortized over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2.k).

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•	Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories includes land and other property held for sale in the property development business.

Inventories are measured at the lower of cost and net realizable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realizable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognized and recognized as an expense in the period in which the revenue from their sale is recognized.

•	Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities

Other liabilities includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

o)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

•	Provisions: credit balances covering present obligations at the reporting date arising from past events which could give rise to a loss for the consolidated entities, which is considered to be likely to occur and certain as to its nature but uncertain as to its amount and/or timing.

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the consolidated entities. They include the present obligations of the consolidated entities when it is not probable that an outflow of resources embodying economic benefits will be required to settle them.

•	Contingent assets: possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

The Group’s consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled. In accordance with accounting standards, contingent liabilities must not be recognized in the consolidated financial statements, but must rather be disclosed in the notes.

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized. Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

Provisions are classified according to the obligations covered as follows (see Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

•	Provisions for contingent liabilities and commitments: includes the amount of the provisions made to cover contingent liabilities -defined as those transactions in which the Group guarantees the obligations of a third party, arising as a result of financial guarantees granted or contracts of another kind- and contingent commitments -defined as irrevocable commitments that may give rise to the recognition of financial assets.

•	Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2012 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

q)	Own equity instruments

Own equity instruments are those meeting both of the following conditions:

•	The instruments do not include any contractual obligation for the issuer: (i) to deliver cash or another financial asset to a third party; or (ii) to exchange financial assets or financial liabilities with a third party under conditions that are potentially unfavorable to the issuer.

•	The instruments will or may be settled in the issuer’s own equity instruments and are: (i) a non-derivative that includes no contractual obligation for the issuer to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled by the issuer through the exchange of a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

Transactions involving own equity instruments, including their issuance and cancellation, are deducted directly from equity.

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments is directly added to or deducted from equity.

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognizes in full, at the grant date, the expense for the services received.

When the requirements stipulated in the remuneration agreement include external market conditions (such as equity instruments reaching a certain quoted price), the amount ultimately to be recognized in equity will depend on the other conditions being met by the employees (normally length of service requirements), irrespective of whether the market conditions are satisfied. If the conditions of the agreement are met but the external market conditions are not satisfied, the amounts previously recognized in equity are not reversed, even if the employees do not exercise their right to receive the equity instruments.

s)	Recognition of income and expenses

The most significant criteria used by the Group to recognize its income and expenses are summarized as follows:

i.	Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities’ right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Any interest that may have been recognized in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognized as a reversal of the related impairment losses. Interest whose recognition in the consolidated income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

ii.	Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

•	Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid.

•	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.

•	Those relating to services provided in a single act are recognized when the single act is carried out.

iii.	Non-finance income and expenses

These are recognized for accounting purposes on an accrual basis.

iv.	Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v.	Loan arrangement fees

Loan arrangement fees, mainly loan origination, application and information fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

t)	Financial guarantees

Financial guarantees are defined as contracts whereby an entity undertakes to make specific payments on behalf of a third party if the latter fails to do so, irrespective of the various legal forms they may have, such as guarantees, insurance policies or credit derivatives.

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortized cost (described in Note 2.g above).

The provisions made for these transactions are recognized under Provisions—Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

u)	Assets under management and investment and pension funds managed by the Group

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement. Note 35.c contains information on the third-party assets managed by the Group.

The investment funds and pension funds managed by the consolidated entities are not presented on the face of the Group’s consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Group entities to these funds (asset management and custody services) are recognized under Fee and commission income in the consolidated income statement.

v)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognised under Staff costs in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognised under Staff costs in the consolidated income statement. The amounts not yet contributed at each year-end are recognised, at their present value, under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions—Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•	They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognised as follows:

•	Service cost is recognised in the consolidated income statement and includes:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, under Staff costs.

•	Past service cost, i.e. the change in the present value of the obligations resulting from employee service in prior periods due to a change in the plan or to a reduction, under Provisions (net).

•	Any gain or loss arising from plan settlements, under Provisions (net).

•	Net interest on the net defined benefit liability (asset), i.e. the change in the year in the net liability (asset) as a result of the passage of time, is recognised under Interest expense and similar charges in the consolidated income statement.

•	The remeasurement of the net defined benefit liability (asset) is recognised in equity through the consolidated statement of recognised income and expense and includes:

•	Actuarial gains and losses generated in the year, i.e. differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions.

•	The return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

w)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (see Note 25).

x)	Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

y)	Income tax

The expense for Spanish corporation tax and other similar taxes applicable to the foreign consolidated entities is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.

Tax liabilities includes the amount of all tax liabilities (except provisions for taxes), which are broken down into current -the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months- and deferred -the amount of income tax payable in future years.

Deferred tax liabilities are recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates or joint ventures, except when the Group is able to control the timing of the reversal of the temporary difference and, in addition, it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2012, 2011 and 2010 year-end is provided in Note 51.

aa)	Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

ab)	Consolidated statements of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity, grouped into those that:

•	Will not be reclassified subsequently to profit or loss; and

•	Will be reclassified subsequently to profit or loss when specific conditions are met.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognized in consolidated equity under “Valuation Adjustments”.

c.	The net amount of the income and expenses transferred to income statement, if applicable.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated recognized income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

The amount of the income and expenses relating to entities accounted for using the equity method recognized directly in equity is presented in this statement, irrespective of the nature of the related items, under Entities accounted for using the equity method.

ac)	Statements of changes in total equity

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the consolidated equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in consolidated equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c.	Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in consolidated equity.

3. Santander Group

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalization and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimize the international organization from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i.	Acquisition of 75% of AIG Bank Polska Spólka Akcyina

On June 8, 2010, Santander Consumer Bank Spólka Akcyjna S.A. (Poland) carried out a capital increase through the issue of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc., through a non-monetary contribution of 11,177,088 shares of AIG Bank Polska Spólka Akcyina, representing 99.92% of its share capital. The capital increase amounted to PLN 452 million (approximately EUR 109 million at the transaction date).

Following this capital increase, the ownership interest held by the Group in Santander Consumer Bank, S.A. (Poland) was diluted to 70% of the share capital.

ii.	Sale of James Hay Holdings Limited

On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.

iii.	Sale of Companhia Brasileira de Soluções e Serviços

In July 2010 the agreement entered into with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of Santander Group’s ownership interest in Companhia Brasileira de Soluções e Serviços-CBSS (15.32% of the share capital) was executed. The sale price was approximately EUR 88.9 million, giving rise to a gain of EUR 80 million, which was recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (EUR 33 million net of tax and non-controlling interests) in the consolidated income statement for 2010.

iv.	Bid for Santander BanCorp

The bid launched by Administración de Bancos Latinoamericanos Santander, S.L. (Ablasa), a wholly-owned subsidiary of Santander, for the portion of the share capital of Santander BanCorp (Puerto Rico) that it did not control, ended on July 22, 2010. Shareholders owning 7.8% of the shares accepted the offer and, therefore, following the transaction Ablasa held 98.4% of the total share capital of Santander BanCorp.

Ablasa acquired the remaining shares through a short form merger performed in Puerto Rico on July 29, 2010, whereby the shares held by the shareholders who did not accept the bid were redeemed and these shareholders received in exchange the same amount in cash that was paid in the bid (USD 12.69 per share), without interest and net of any applicable tax withholding.

The transaction totaled approximately USD 56 million (EUR 44 million), which gave rise to a decrease of EUR 45 million in Non-controlling interests and an increase of EUR 1 million in Reserves.

After the short form merger was completed, Santander BanCorp is now a wholly-owned subsidiary of Banco Santander. Its shares are no longer listed on the New York and Latibex stock exchanges and it is no longer required to file certain periodic information with the US Securities and Exchange Commission.

v.	Agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition of its commercial banking business in Germany

On July 12, 2010, Santander Group announced the agreement with Skandinaviska Enskilda Banken (SEB Group) for the purchase by the German subsidiary Santander Consumer Bank AG of the SEB Group’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and provides services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200. The transaction was completed on January 31, 2011, after receiving the relevant regulatory approval, amounting to EUR 494 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	61
Loans and receivables—loans and advances to customers (*)	8,202
Tangible assets	8
Other assets	82

Total assets	8,353

Deposits from credit institutions	710
Customer deposits	4,486
Marketable debt securities and Other financial liabilities	2,467
Provisions (**)	299
Other liabilities	42

Total liabilities	8,004

Net asset value	349

Non-controlling interests	—

Cost of investment	(494)

Goodwill at February 1, 2011 (***)	145

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. EUR 126 million of additional impairment losses were considered in estimating the fair value of the loans acquired.
(**)	Of which approximately EUR 66 million relate to provisions for pensions and EUR 103 million to other provisions.
(***)	Belongs to the Santander Consumer Holding cash-generating unit.

The acquired business contributed a loss of EUR 58 million to pre-tax profit for 2011.

vi.	Acquisition of Bank Zachodni WBK, S.A.

On February 7, 2011, the Group announced the preparation in Poland of a takeover bid for all the shares of the Polish company Bank Zachodni WBK, S.A. (“BZ WBK”), which Allied Irish Bank (“AIB”), owner of 70.36% of BZ WBK, was obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.

On February 18, 2011, notification of non-opposition to the Group’s acquisition of a significant holding was received from the financial regulator in Poland -KNF.

On April 1, 2011, the Group acquired 69,912,653 shares of Bank Zachodni WBK, S.A. representing 95.67% of the capital of this entity. The purchase of the aforementioned shares gave rise to a disbursement of EUR 3,987 million. Also, as had already been announced, on the same date Santander acquired the 50% ownership interest held by AIB in Bank Zachodni WBK Asset Management, S.A. for EUR 174 million in cash. Subsequently, based on the terms and conditions of the takeover bid, certain non-controlling shareholders of BZ WBK opted to sell their shares. As a result, the Group acquired 421,859 additional shares for EUR 24 million.

Following is the detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill translated to euros at the exchange rate at the date of acquisition:

Millions of euros
Cash and balances with central banks	316
Loans and advances to credit institutions	386
Financial assets held for trading	691
Available-for-sale financial assets	3,422
Loans and receivables—loans and advances to customers (*)	8,346
Tangible assets	113
Intangible assets (**)	94
Other assets	226

Total assets	13,594

Customer deposits (***)	10,288
Deposits from credit institutions	797
Provisions	46
Other liabilities	464

Total liabilities	11,595

Net asset value	1,999

Non-controlling interests	(75)

Cost of investment	(4,185)

Goodwill at April 1, 2011	2,261

(*)	EUR 15 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified a customer list amounting to approximately EUR 54 million.
(***)	In the estimate customer deposits were reduced by approximately EUR 178 million.

At December 31, 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK, S.A. (96.25%).

In 2011 Bank Zachodni WBK, S.A. contributed EUR 207 million to the profit of the Group. Had the acquisition taken place on January 1, 2011, the profit contributed to the Group would have been approximately EUR 276 million.

In August 2012, Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to a reduction of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group holds 94.23% of the entity’s share capital.

vii.	Acquisition of Santander Banif Inmobiliario

On December 3, 2010, for purely commercial reasons, the Group decided to contribute resources to the Santander Banif Inmobiliario, F.I.I. property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unitholders and to avoid winding up the Fund. The Group offered the unitholders of the Fund the possibility, before February 16, 2011, to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted and had not been met.

Redemptions from this Fund, which is managed by the Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date, which were in excess of 10% of net assets.

On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. EUR 2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.

Since the Group already had a non-controlling interest in the Fund, following the aforementioned acquisition the Group owned 95.54% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks and loans and advances to credit institutions	69
Loans and receivables	10
Tangible assets	2,756
Other assets	9

Total assets	2,844

Customer deposits	81
Deposits from credit institutions	245
Other liabilities	17

Total liabilities	343

Net asset value	2,501

Non-controlling interests	(112)

Cost of investment	(2,389)

Goodwill at March 1, 2011	—

At December 31, 2011, Santander Banif Inmobiliario F.I.I. had contributed a pre-tax loss of EUR 106 million to the Group.

In 2012 the Group had acquired Fund units amounting to EUR 22 million and, accordingly, its ownership interest rose to 97.63%.

viii.	Chile

In 2011 the Group performed various sales of shares representing 9.72% of the share capital of Banco Santander Chile for a total of USD 1,241 million, which gave rise to increases of EUR 434 million in Group reserves and EUR 373 million in non-controlling interests. Following these transactions, the Group holds 67% of the share capital of Banco Santander Chile and it has undertaken not to reduce its percentage of ownership for one year.

ix.	Latin American insurance companies

On February 22, 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorizations had been obtained from the various regulators, in the fourth quarter of 2011 Zurich acquired, for EUR 1,044 million, 51% of the share capital of ZS Insurance América, S.L. (holding company for the Group’s insurance “factories” in Latin America), thereby gaining control over this company, and it has taken over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the signatory countries for 25 years (see Note 13).

As a result of the aforementioned transaction, the Group recognized a gain of EUR 641 million (net of the related tax effect) under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2011 (see Note 49), of which EUR 233 million related to the measurement at fair value of the 49% ownership interest retained in this company.

x.	SCUSA

In December 2011 Santander Consumer USA Inc. (SCUSA) increased capital by USD 1,158 million, of which USD 1,000 million were paid by Sponsor Auto Finance Holdings Series LP (Auto Finance Holdings), an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P., and the remainder by DDFS LLC (DDFS), a company controlled by Thomas G. Dundon, the managing director of SCUSA. Following this capital increase, Auto Finance Holdings and Thomas G. Dundon (indirectly) held equity interests of approximately 24% and 11%, respectively, in SCUSA, while the Group’s equity interest therein is 65%.

Also, the Group entered into an agreement with these shareholders which, inter alia, grants Auto Finance Holdings and DDFS representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, accordingly, SCUSA became controlled jointly by all the shareholders.

Also as provided for in the shareholders’ agreement, if SCUSA’s earnings for 2014 and 2015 exceed certain targets, SCUSA may be required to pay up to USD 595 million to Santander Holdings USA, Inc. (SHUSA). If SCUSA’s earnings do not surpass those targets in 2014 and 2015, SCUSA may be obliged to make a payment of up to that same amount to Auto Finance Holdings. The Bank’s directors considered that SCUSA would achieve the targets set for 2014 and 2015 and that it would therefore not have to make any significant payments to either of the aforementioned shareholders under the agreement.

Lastly, the shareholders’ agreement establishes that both Auto Finance Holdings and DDFS will be entitled to sell to SHUSA their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. The agreement also provides for this same entitlement in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA.

Following this transaction the Group holds a 65% ownership interest in SCUSA and controls this company jointly with the aforementioned shareholders (see Note 13).

As a result of the aforementioned transaction, in 2011 the Group recognized a gain of EUR 872 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 649 million related to the measurement at fair value of the 65% ownership interest retained in this company. The fair value of SCUSA was determined using comparable market data, recent transactions and discounted cash flow analyses, taking into account contingent payments.

xi.	Banco Santander (Brasil), S.A.

In the third quarter of 2010 the Group sold 2.616% of Santander Brasil’s share capital. The sale price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments—Exchange differences.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander in October 2010 upon the maturity of the bonds and under the terms laid down therein. This transaction did not give rise to changes in the Group’s equity (see Note 34).

xii.	Colombia

In December 2011, the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognized by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement (see Note 49).

xiii.	Grupo Financiero Santander México, S.A. B. de C.V.

On June 9, 2010, Banco Santander announced that it had entered into an agreement with Bank of America whereby it would acquire the 24.9% ownership interest that the latter held in Grupo Financiero Santander México, S.A. B. de C.V. for USD 2,500 million. The transaction, which was completed in the third quarter of 2010, gave rise to a decrease in the balances of Non-controlling interests and Reserves of EUR 1,177 million and EUR 843 million, respectively. Following the transaction, Santander’s ownership interest in Grupo Financiero Santander México S.A. B. de C.V. stood at 99.9%.

In August 2012 the Group announced its intention to file prospectuses with the Mexican National Banking and Securities Commission (CNBV) and the US Securities and Exchange Commission for the placement of shares of the subsidiary Grupo Financiero Santander México, S.A. B. de C.V. in the secondary market.

The public offering for 1,469,402,029 series B shares of Grupo Financiero Santander México, S.A. B. de C.V. was completed on September 26, 2012. The transaction was made up of a Mexican tranche, consisting of shares, and an international tranche, including the United States, consisting of American Depositary Shares (ADSs) representing five shares each.

The share placement was priced at MXN 31.25 (USD 2.437) per share.

Also, the underwriters involved in the offering were granted an option, exercisable before October 25, to purchase an additional 220,410,304 shares.

Once the offering as a whole had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments—Exchange differences.

xiv.	Metrovacesa, S.A.

On March 17, 2011, the creditor entities that had been party to an agreement to restructure the Sanahuja Group’s debt in 2009, whereby they received Metrovacesa, S.A. shares as a dation in payment for the group’s debts, entered into a new capitalization and voting agreement relating to Metrovacesa, subject to certain conditions precedent, including the performance by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into capital, whereby the creditor entities taken as a whole would convert approximately EUR 1,360 million of Metrovacesa’s financial debt into capital, of which EUR 492 million would relate to the Group.

On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on July 6, 2011.

Following the performance of the aforementioned capital increase, the Group became the owner of 34.88% of the shares of Metrovacesa, S.A. This ownership interest is recognized under Investments in the consolidated balance sheet and is accounted for using the equity method (see Note 13).

On December 19, 2012, the creditor entities that took part in the aforementioned debt restructuring agreement announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and to vote in favor of this at the general meeting to be held for this purpose. Subject to the approval of the delisting and public takeover offer by the shareholders at Metrovacesa’s general meeting, the offerors will prepare a delisting public takeover offer, at a price of EUR 2.28 per share, aimed at the Metrovacesa shareholders that did not enter into the agreement. The Group’s share of the delisting public takeover offer will be 45.56% and, as a result, if the public takeover offer were accepted in full, the Group would acquire an additional 2.007% of Metrovacesa for which it would pay EUR 45 million.

xv.	Merger of Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012 the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK and Kredyt Bank, and the merger took place in the first few days of 2013 following the obtainment of the related authorization from the Polish financial supervisory authorities (KNF). The entity resulting from the merger will reinforce its position as the third-largest bank in Poland in terms of deposits, loans, branches and profit.

Following the transaction, the Group will control approximately 75.2% of the resulting entity and KBC Bank NV will control approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. However, the Group has undertaken to assist KBC Bank NV to reduce its shareholding in the merged company to less than 10% immediately after the merger.

xvi.	Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centers.

On October 12, 2012, the Group announced that the agreement had become null and void due to the foreseeable breach of the terms and conditions thereof by the agreed deadline (February 2013).

xvii.	Merger by absorption of Banesto and Banco Banif

a)	Common draft terms of merger between Banco Santander and Banesto

On December 17, 2012, the Bank announced that it had resolved to approve the plan for the merger by absorption of Banesto as part of the restructuring of the Spanish financial sector. After the end of the reporting period, at their respective board of directors meetings held on January 9, 2013, the directors of the Bank and Banco Español de Crédito, S.A. (Banesto) approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which will acquire, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than those forming part of the Group, will receive in exchange shares of the Bank.

•	Merger exchange ratio

The ratio at which shares of Banesto will be exchanged for shares of the Bank, which was determined based on the fair value of their assets and liabilities, will be 0.633 shares of the Bank, of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without provision for any additional cash payment.

This exchange ratio was agreed to and calculated based on the methodologies that will be set forth and supported in the report that the boards of directors of the Bank and Banesto will prepare pursuant to Article 33 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The shares of both the Bank and Banesto are listed on the official stock markets. Therefore, in order to determine the fair value of the assets and liabilities of the two companies, the directors of the Bank and Banesto considered, among other valuation methods, the market price of the shares of both companies at the close of trading on December 14, 2012 (the trading day immediately preceding the announcement of the transaction). Considering that the market price of the shares of Banco Santander at the close of trading on December 14, 2012 was EUR 5.90 per share, the exchange ratio agreed upon would value the shares of Banesto at EUR 3.73 per share. Since Banesto’s shares were quoted at EUR 2.99 per share on December 14, 2012, the proposed exchange ratio represented a premium of 25% at that date.

In determining the exchange ratio, with the aforementioned premium over the market price on December 14, 2012, the Bank and Banesto took the following matters, among others, into account:

•	The synergies to be achieved with the merger of the two companies.

•	The fact that Banesto’s shareholders will not be able to receive the remuneration that the Bank’s shareholders will receive under the Santander Dividendo Elección programme in January/February and April/May 2013, in either cash or shares of Banco Santander, since the merger will foreseeably be completed in May. Banesto will not foreseeably distribute any dividend.

However, the proposed exchange ratio will be subject to verification by an independent expert appointed by the Mercantile Registry of Santander in accordance with Article 34 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The Bank will exchange the Banesto shares for treasury shares and, accordingly, the Bank’s share capital will not be increased for this purpose. In any case, pursuant to Article 26 of the Law on structural changes to companies formed under the Spanish Commercial Code, neither the Banesto shares owned by Santander Group nor Banesto’s treasury shares will be exchanged. These shares will be retired. At December 31, 2012, Banesto held 4,982,936 treasury shares, representing 0.7249% of its share capital, through its subsidiary Dudebasa, S.A.

Once the merger has been approved by the shareholders at the general meetings of the Bank and Banesto, the equivalent documentation referred to in Article 40.1 c) and related provisions of Royal Decree 1310/2005, of November 4, has been filed with the Spanish National Securities Market Commission (CNMV), the conditions precedent have been met and the merger deed has been registered at the Mercantile Registry of Santander, the shares of Banesto will be exchanged for shares of the Bank.

The exchange will take place from the date indicated in the notices to be published in one of the highest-circulation daily newspapers in the autonomous communities of Cantabria and Madrid, in the Official Gazettes of the Spanish Stock Exchanges, and in the Official Gazette of the Mercantile Registry. For such purpose, the Bank will act as agent, and this will be indicated in the above-mentioned notices. The shares of Banesto will be retired as a result of the merger.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of November 16, January 1, 2013 was established as the date from which the transactions of Banesto would be considered to have been performed for accounting purposes for the account of the Bank.

•	Merger balance sheets, financial statements and measurement of the assets and liabilities of Banesto to be transferred

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of the Bank and Banesto at December 31, 2012 were taken to be the merger balance sheets.

The merger balance sheets of the Bank and Banesto, duly verified by their auditors, will be submitted for approval by the shareholders at the general meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

As a result of the merger, Banesto will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to the Bank.

•	Tax regime

The merger was performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of March 5, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of September 24, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Conditions precedent

The effectiveness of the merger is subject to the following conditions precedent:

i). The authorization of the Minister of Economy and Competitiveness for the absorption of Banesto by the Bank, pursuant to Article 45.c) of the Bank Law of December 31, 1946.

ii). The obtainment of the other authorizations that, by reason of the business activities of Banesto or its subsidiaries, must be obtained from the Bank of Spain, the CNMV or any other administrative or supervisory body.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to the approval of the shareholders at the general meetings of the Bank and Banesto within the six months following the date of the draft terms of merger. The general meetings to which the merger will foreseeably be submitted will be the respective annual general meetings in March 2013.

b)	Common draft terms of merger between Banco Santander and Banco Banif

On December 17, 2012, the directors of Banco Santander, S.A. announced that they had resolved to approve the proposal for the merger by absorption of Banco Banif, S.A. as part of the restructuring of the Spanish financial sector.

After the end of reporting period, the directors of Banco Banif, S.A., at its board of directors meeting held without a session and in writing on January 28, 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which will acquire, by universal succession, the rights and obligations of the absorbed entity.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of November 16, January 1, 2013 was established as the date from which the transactions of Banco Banif, S.A. would be considered to have been performed for accounting purposes for the account of Banco Santander.

•	Merger balance sheets

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of Banco Santander and Banco Banif, S.A. at December 31, 2012 will be taken to be the merger balance sheets.

The merger balance sheet of Banco Santander, S.A., duly verified by its auditors, will be submitted for approval by the shareholders at the general meetings that must decide on the merger, prior to the adoption of the merger resolution itself. Also, the sole shareholder of Banco Banif, S.A. will approve its financial statements for 2012 and, therefore, the balance sheet that will serve as the merger balance sheet of Banco Banif, S.A.

As a result of the merger, Banco Banif, S.A. will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to Santander.

•	Tax regime

The merger will be performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of March 5, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of September 24, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Condition precedent

The effectiveness of the merger is subject to the condition precedent of authorization by the Minister of Economy and Competitiveness of the absorption of Banco Banif, S.A. by Banco Santander, S.A., pursuant to Article 45.c) of the Bank Law of December 31, 1946.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to approval by the shareholders at the general meeting of Banco Santander, S.A. within the six months following the date of the drafts terms of merger. The general meeting to which the merger will foreseeably be submitted will be the annual general meeting in March 2013. Since Banco Banif, S.A. is a wholly-owned subsidiary of Banco Santander, S.A., and in accordance with Article 49 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger does not need to be approved by the sole shareholder at its general meeting.

xviii.	Insurance business in Spain

On December 20, 2012, the Group announced that it had reached an agreement with Aegon. In this regard, the Group created two insurance companies, one for life insurance and the other for general insurance, in which Aegon will acquire ownership interests of 51%, and management responsibility will be shared by Aegon and the Group. The Group will hold 49% of the share capital of the companies and it will enter into a distribution agreement for the sale of insurance products in Spain through the commercial networks for a period of 25 years. The agreement does not affect savings, health and vehicle insurance, which will continue to be managed by Santander.

The transaction is subject to the obtainment of the relevant authorizations from the Directorate-General of Insurance and Pension Funds and the European competition authorities and, therefore, it is scheduled to be completed by the first half of 2013.

*     *     *     *     *

The cost, total assets and total income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities

The Group currently has 13 subsidiaries resident in off-shore territories which are not considered tax havens according to the list published by the OECD.

The liquidation of a further 5 subsidiaries, all of which are scantly active or inactive, is expected to commence in 2013.

Following the above-mentioned planned disposals, the Group will have a total of 8 off-shore subsidiaries. These entities have 156 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:

i.	Operating subsidiaries engaging in banking or financial activities or in services:

•	Abbey National International Limited in Jersey, which engages in remote banking for British customers not resident in the UK, who are offered traditional savings products.

•	Alliance & Leicester International Limited, a bank located in the Isle of Man, which focuses on attracting funds through savings accounts and deposits.

ii.	Scantly active or inactive or subsidiaries:

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

iii.	Issuing companies:

The Group has four issuing companies located in the following jurisdictions:

Issuers of preference shares:

•	Totta & Açores Financing, Limited (Cayman Islands)

Issuers of debt:

•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano International, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preference share and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes. Once the issues launched by these issuers have been redeemed, these entities will be liquidated.

The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preference shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to Santander Group.

The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 28 million to the Group’s consolidated profit in 2012.

Also, the Group has 5 branches: 3 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective parents.

Spain will foreseeably enter into information exchange agreements with the Cayman Islands, the Isle of Man, Jersey and Guernsey and, accordingly, these territories would cease to be tax havens under Spanish law and, consequently, the Group would no longer have any entities in off-shore territories. It should be noted that, according to the list published by the OECD, none of these jurisdictions is considered a tax haven.

Also, the Group controls from Brazil a securitization company called Brazil Foreign Diversified Payment Rights Finance Company and a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

Singapore and Hong Kong, in which the Group has 1 subsidiary and 2 branches, will no longer be considered off-shore centers from January and April 2013, respectively, following the application of the provisions contained in the international double taxation conventions signed with Spain in 2011.

The Group has 4 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK.

*     *     *     *     *

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units. The financial statements of the Group’s off-shore units are audited by member firms of Deloitte.

4. Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2012 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección programme, opted to receive in cash remuneration equivalent to the first, second and third interim dividend -EUR 864 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the final dividend (EUR 209 million):	1,073
Of which:
Distributed at December 31, 2012 (*)	650
Third interim dividend	214
Final dividend for 2012 (**)	209
To voluntary reserves	282

Net profit for the year	1,355

(*)	Recognized under Shareholders’ equity—Dividends and remuneration.
(**)	If the amount used to acquire rights from shareholders which opt to receive in cash remuneration equivalent to the final dividend is less than the amount indicated, the difference will be automatically allocated to increase voluntary reserves. Otherwise, the difference will reduce the amount allocated to increase voluntary reserves.

In addition to the EUR 1,073 million indicated above, EUR 3,684 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 30, 2012, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2012 profit in cash or new shares.

Similarly, under the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by shareholders at the annual general meeting, the Bank will offer the possibility of opting to receive an amount equal to the final dividend for 2012 in cash or new shares. The Bank’s directors consider that 86.4% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,329 million in shares.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of interim dividends on the dates on which the Santander Dividendo Elección programme was implemented were as follows:

	Millions of euros
	05/31/12	09/30/12	12/31/12	12/31/12
	First	Second	Third (*)	Fourth (*)
Profit after tax	454	1,033	1,355	1,355
Dividends paid	—	(401)	(650)	(650)

	454	632	705	705

Amount relating to the acquisition, with a waiver of exercise, of bonus share rights from shareholders under the Santander Dividendo Elección programme	401	249	214	209	(**)

Cumulative amount	401	650	864	1,073

Date of payment	1-08-12	1-11-12	1-02-13	1-05-13

(*)	Dividends not paid at December 31, 2012.
(**)	Calculated on the basis of an 86.4% acceptance rate

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2012.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/12	12/31/11	12/31/10
Profit attributable to the Group (millions of euros)	2,295	5,330	8,212
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	70	15	35
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,225	5,315	8,177
Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339

Adjusted number of shares	9,766,688,895	8,892,032,772	8,686,522,185

Basic earnings per share (euros)	0.23	0.60	0.94
Basic earnings per share from discontinued operations (euros)	(0.01)	0.00	0.00
Basic earnings per share from continuing operations (euros)	0.22	0.60	0.94

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options).

Accordingly, diluted earnings per share were determined as follows:

	12/31/12	12/31/11	12/31/10
Profit attributable to the Group (millions of euros)	2,295	5,330	8,212
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	70	15	35
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,225	5,315	8,177
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339
Dilutive effect of options/rights on shares	66,057,677	64,715,094	57,607,691

Adjusted number of shares	9,832,746,572	8,956,747,866	8,744,129,876

Diluted earnings per share (euros)	0.23	0.60	0.94
Diluted earnings per share from discontinued operations (euros)	(0.01)	0.00	0.00
Diluted earnings per share from continuing operations (euros)	0.22	0.60	0.94

5. Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

Article 58 of the Bank’s current Bylaws approved by the shareholders at the annual general meeting held on June 21, 2008 provides that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage.

The amount set by the board of directors for 2012, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012 (2011: 0.275% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 17, 2012 resolved to reduce the annual emolument for 2012 by 15% with respect to the amounts paid out of the profits for 2011.

Hence, the amounts received individually by each board member in 2012 and 2011 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2012	2011
Members of the board of directors	84,954	99,946
Members of the executive committee	170,383	200,451
Members of the audit and compliance committee	39,551	46,530
Members of the appointments and remuneration committee	23,730	27,918
First and fourth deputy chairmen	28,477	33,502

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2012 as in 2011. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: EUR 1,650 for resident directors and EUR 1,335 for non-resident directors.

•	Other committees: EUR 1,270 for resident directors and EUR 1,028 for non-resident directors.

ii.	Salaries

The fixed salary remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,344	1,344
Mr Alfredo Sáenz Abad	3,703	3,703
Mr Matías Rodríguez Inciarte	1,710	1,710
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,100	1,962
Mr Francisco Luzón López (**)	108	1,656
Mr Juan Rodríguez Inciarte	987	987

Total	9,952	11,362

(*)	On December 20, 2010, the board approved the fixed remuneration for Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea to reflect the assumption of her new responsibilities as chief executive officer of Santander UK. Her fixed remuneration was established at EUR 2 million which, at the exchange rate published by the Bank of Spain on the preceding business day, amounts to GBP 1,702 thousand. There was no change to that remuneration in 2012. The amounts shown in the above table are the equivalent values calculated by applying the average exchange rates in those years to the fixed remuneration in pounds sterling.
(**)	Retired from the board on January 23, 2012.

The maximum variable remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,412	2,825
Mr Alfredo Sáenz Abad	3,510	7,019
Mr Matías Rodríguez Inciarte	2,669	3,568
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,247	2,667
Mr Francisco Luzón López	—	3,717
Mr Juan Rodríguez Inciarte	1,557	2,082

Total	11,395	21,879

(*)	Equivalent euro value of the original amount in pounds sterling.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

In recent years the Group has adapted its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2012		2011
	Immediate payment	Deferred payment	Immediate payment	Deferred payment
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	564	848	1,130	1,695
Mr Alfredo Sáenz Abad	1,404	2,106	2,808	4,212
Mr Matías Rodríguez Inciarte	1,068	1,602	1,427	2,141
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	898	1,348	1,067	1,600
Mr Francisco Luzón López	—	—	1,487	2,230
Mr Juan Rodríguez Inciarte	622	934	833	1,249

Total	4,556	6,838	8,752	13,127

(*)	Equivalent euro value of the original amount in pounds sterling.

The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 13,127 thousand is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) was paid 50% in cash and 50% in shares. The second cycle of the deferred conditional variable remuneration plan was approved in 2012 under the same payment terms as the previous plan.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares (886,510 shares) that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e).

iii.	Detail by director

The detail, by Bank director, of the foregoing remuneration for 2012 is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the related years.

	Thousands of euros
	2012														2011
	Bylaw-stipulated emoluments
	Annual emolument				Attendance fees		Salaries of executive directors
			Audit and	Appointments and				Variable - immediate payment		Variable - deferred payment (a)			Other
Directors	Board	Executive Committee	compliance committee	remuneration committee	Board	Other fees	Fixed remuneration	In cash	In shares	In cash	In shares	Total	remuneration (b)	Total	Total (c)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	85	170	—	—	25	4	1,344	282	282	424	424	2,756	20	3,061	4,505
Mr Fernando de Asúa Álvarez	113	170	40	24	25	195	—	—	—	—	—	—	—	567	625
Mr Alfredo Sáenz Abad	85	170	—	—	25	4	3,703	702	702	1,053	1,053	7,213	740	8,237	11,604
Mr Matías Rodríguez Inciarte	85	170	—	—	25	160	1,710	534	534	801	801	4,380	334	5,154	6,015
Mr Manuel Soto Serrano (9)	113	—	40	24	25	150	—	—	—	—	—	—	—	352	274
Assicurazioni Generali, SpA.(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108
Mr Antonio Basagoiti García-Tuñón (2)	21	42	—	—	8	44	—	—	—	—	—	—	—	115	498
Ms Ana Patricia Botín-Sanz de
Sautuola y O’Shea	85	170	—	—	23	4	2,100	449	449	674	674	4,346	512	5,140	5,010
Mr Francisco Javier Botín-Sanz de
Sautuola y O’Shea (3)	85	—	—	—	23	—	—	—	—	—	—	—	—	108	130
Lord Burns (Terence)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	119
Mr Vittorio Corbo Lioi (4)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	53
Mr Guillermo de la Dehesa Romero	85	170	—	24	25	15	—	—	—	—	—	—	—	320	377
Mr Rodrigo Echenique Gordillo	85	170	40	24	25	32	—	—	—	—	—	—	40	415	480
Mr Antonio Escámez Torres (2)	21	42	—	—	8	45	—	—	—	—	—	—	2	118	528
Ms Esther Giménez-Salinas i Colomer (5)	64	—	—	—	18	—	—	—	—	—	—	—	—	82	—
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	25	—	—	—	—	—	—	—	—	110	133
Mr Francisco Luzón López (6)	5	11	—	—	3	—	108	—	—	—	—	108	3	130	6,792
Mr Abel Matutes Juan	85	—	40	—	25	19	—	—	—	—	—	—	—	169	198
Mr Juan Rodríguez Inciarte	85	—	—	—	25	99	987	311	311	467	467	2,543	183	2,937	3,413
Mr Luis Ángel Rojo Duque (7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	85
Mr Luis Alberto Salazar-Simpson Bos (2)	21	—	10	—	8	6	—	—	—	—	—	—	—	44	198
Ms Isabel Tocino Biscarolasaga (8) (9)	85	—	—	24	25	123	—	—	—	—	—	—	—	257	148

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	27,528	—

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	—	41,293

(1)	Retired from the board on October 24, 2011.
(2)	Retired from the board on March 30, 2012.
(3)	Amounts contributed to Marcelino Botín Foundation.
(4)	Board member since July 22, 2011.
(5)	Board member since March 30, 2012.
(6)	Retired from the board on January 23, 2012.
(7)	Deceased on May 24, 2011.
(8)	Member of the appointments and remuneration committee since July 21, 2011.
(9)	Member of the risk committee since March 30, 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. In 2012 and 2011 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009. In 2008, 2007, 2006 and 2005 he had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At December 31, 2012, the market price of the Shinsei share was JPY 171 and, therefore, the options granted would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of EUR 1,317 thousand in 2012 as members of the boards of directors of Group companies (2011: EUR 1,413 thousand), the detail being as follows: Lord Burns received EUR 708 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Mr Antonio Basagoiti García-Tuñón received EUR 120 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees, from the beginning of 2012 until March 30, 2012, when he retired as director of Banco Santander; Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A., and Mr Vittorio Corbo Lioi received EUR 119 thousand as non-executive director of Banco Santander Chile, EUR 321 thousand for advisory services provided to that entity and EUR 7 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

At December 31, 2011, in the event of early retirement or retirement the executive directors had the right to receive a supplementary pension which could be externalized by the Bank.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s current executive directors at December 31, 2011:

Thousands of euros (*)
2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,400
Mr Alfredo Sáenz Abad	87,758
Mr Matías Rodríguez Inciarte	45,224
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	31,856
Mr Juan Rodríguez Inciarte	12,309

202,547

(*)	In addition, at December 31, 2011, the Group had assumed pension obligations to Mr Francisco Luzón López amounting to EUR 63,608 thousand. He took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank in January 2012, and opted to receive his accrued pre-retirement pension (EUR 2.8 million) as a lump sum, in accordance with the following schedule: EUR 2.5 million in 2012 and EUR 0.1 million each year in 2013, 2014 and 2015. In 2013, having reached retirement age, Mr Francisco Luzón López requested to receive his pension as a lump sum. Under the settlement agreement the portion of the pension not relating to variable remuneration is paid in cash; the portion relating to accrued variable remuneration is paid in cash and must be invested in Santander shares subject to retention; and the portion of the pension relating to unaccrued variable remuneration is invested by the Bank in Santander shares and will or will not be delivered to Mr Luzón (subject to retention) depending on whether the variable remuneration finally accrues to him (see Note 5.h).

The contracts of the executive directors and the other members of the Bank’s senior management prior to the amendment mentioned below granted senior executives the right, on the date of retirement, or prior to that date, from the age of 60, to opt to receive the accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum, i.e. in one single payment. The exercise of this option meant, in all cases, that no further pension benefit would accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which would be updated at the agreed-upon interest rate, would be fixed. Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Mr Emilio Botín Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad and Mr Matías Rodríguez Inciarte are those relating to the aforementioned lump sums.

In 2012, under the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made as described below. In the event of pre-retirement, the executive directors who have not exercised the option described in the preceding paragraph are entitled to an annual emolument until the date of retirement.

A detail of each of the executive directors’ beginning balance under the new employee welfare system is provided below. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

	Thousands of euros
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,566
Mr Alfredo Sáenz Abad	88,174	(*)
Mr Matías Rodríguez Inciarte	45,524
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	34,941	(*)
Mr Juan Rodríguez Inciarte	12,824

	207,029

(*)	Includes the amounts relating to the period of the provision of services at Banesto, externalized with another insurance company.

From 2013 onwards, the Bank will make annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their individual pensionable bases, until they leave the Group, or until their retirement from the Group , death or disability (including, as the case may be, during the pre-retirement period). No contributions will be made for the executive directors and senior executives who have exercised the aforementioned option prior to the conversion of the defined-benefit pension obligations into the defined-contribution employee welfare system.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the retention of shares arising from such remuneration.

The Group also continues to have pension obligations to other directors amounting to EUR 18 million (December 31, 2011: EUR 39 million). The payments made in 2012 to the members of the board entitled to post-employment benefits amounted to EUR 1.6 million (2011: EUR 2.6 million).

Pension provisions recognized in 2012 amounted to EUR 2,166 thousand (2011: EUR 7,826 thousand recognized and EUR 886 thousand reversed).

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2012	2011
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Alfredo Sáenz Abad	11,108	11,108
Mr Matías Rodríguez Inciarte	5,131	5,131
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	6,000	988
Mr Francisco Luzón López	—	9,934
Mr Juan Rodríguez Inciarte	2,961	2,961

	25,200	30,122

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at December 31, 2012 (2011: EUR 3 million).

e)	Deferred variable share-based remuneration systems

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration (see Note 47):

i)	Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011 and of any successive cycles which are approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2012 and 2011 under the I12 and I11 incentive plans (Plans I12 and I11), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and all plans fell short of the maximum number.

	Options at January 1, 2011	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at December 31, 2011	Shares delivered in 2012 (number)		Options cancelled in 2012 (number)	Options at December 31, 2012	Grant date	Share delivery deadline
Plan I11:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	68,848	59,209		(9,639)	—	—		—	—	21/06/08	31/07/11
Mr Alfredo Sáenz Abad	189,628	163,080		(26,548)	—	—		—	—	21/06/08	31/07/11
Mr Matías Rodríguez Inciarte	87,590	75,327		(12,263)	—	—		—	—	21/06/08	31/07/11
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	46,855	40,295	(2)	(6,560)	—	—		—	—	21/06/08	31/07/11
Mr Francisco Luzón López (3)	77,083	66,291		(10,792)	—	—		—	—	21/06/08	31/07/11
Mr Juan Rodríguez Inciarte	50,555	43,477		(7,078)	—	—		—	—	21/06/08	31/07/11

	520,559	447,679		(72,880)	—	—		—	—

Plan I12:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	24,882		(58,059)	—	19/06/09	31/07/12
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	68,534		(159,911)	—	19/06/09	31/07/12
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	31,656		(73,864)	—	19/06/09	31/07/12
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	16,934	(4)	(39,513)	—	19/06/09	31/07/12
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	19/06/09	31/07/12
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	18,271		(42,633)	—	19/06/09	31/07/12

	627,119	—		—	627,119	160,277		(466,842)	—

Plan I13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	—		—	82,941	11/06/10	31/07/13
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	—		—	228,445	11/06/10	31/07/13
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	—		—	105,520	11/06/10	31/07/13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	—		—	56,447	11/06/10	31/07/13
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	11/06/10	31/07/13
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	—		—	60,904	11/06/10	31/07/13

	627,119	—		—	627,119	—		(92,862)	534,257

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2011 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	Following his resignation on January 23, 2012, Mr Francisco Luzón López lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	In 2012 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.

ii)	Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 29, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an investment of EUR 1.5 million in 2008, EUR 0.8 million in 2009 and EUR 1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

	Maximum number of shares to be delivered
	3rd cycle 2010-2012	2nd cycle 2009-2011	1st cycle 2008-2010
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968	16,306
Mr Alfredo Sáenz Abad	49,000	47,692	37,324
Mr Matías Rodríguez Inciarte	25,849	25,159	20,195
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	18,446	16,956	13,610
Mr Francisco Luzón López (2)	—	—	22,214
Mr Juan Rodríguez Inciarte	15,142	14,738	14,617

	128,952	124,513	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007 and by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	Following his resignation on January 23, 2012, Mr Francisco Luzón López lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired and the additional requirement to stay in the Group for three years had been complied with, in March 2011 and February 2012, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed in the foregoing table relating to the first and second cycles accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the third cycle will be delivered in March 2013, once compliance with the conditions for delivery thereof has been verified.

iii)	Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, applicable to the variable remuneration for 2010 of the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three installments starting in the first year.

The number of shares allocated to each executive director for deferral purposes, the shares delivered in 2012 (first third) and the shares that were approved for delivery by the board in February 2013 (second third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010	Number of shares delivered in 2012 (1st third)	Number of shares to be delivered in 2013 (2nd third)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448
Mr Alfredo Sáenz Abad	312,450	104,150	104,150
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	91,187	30,395	30,395
Mr Francisco Luzón López (**)	154,981	51,660	51,660
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462

(*)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011.
(**)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retains the right to receive, if appropriate, 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

iv)	Deferred conditional variable remuneration plan

Variable remuneration for 2011

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions listed below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

The number of Santander shares allocated as variable remuneration to each executive director, distinguishing between those which were delivered in 2012 (immediate payment) and those subject to a three-year deferral, is shown in the table below.

In January 2013, at the proposal of the appointments and remuneration committee and considering that the conditions for delivery had been met, the board approved the accrual of the first third of the plan and, accordingly, in February 2013 the cash will be paid and the shares corresponding to the first third will be delivered. These amounts are shown in the following table:

	Immediate payment (shares delivered in 2012)	Deferred payment (maximum number of shares to be delivered)	Cash to be paid in 2013 (1st third) (Thousands of euros)		Number of shares to be delivered in 2013 (1st third)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	99,552	149,327	282		49,776
Mr Alfredo Sáenz Abad	247,366	371,049	702		123,683
Mr Matías Rodríguez Inciarte	125,756	188,634	357		62,878
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	94,002	141,002	286	(2)	47,001
Mr Francisco Luzón López (1)	130,996	196,494	371		65,498
Mr Juan Rodríguez Inciarte	73,380	110,070	208		36,690

	771,052	1,156,576	2,206		385,526

(1)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first third will be paid in February 2013 and the rest will be paid, if appropriate, on the dates and under the conditions approved by the board (EUR 248 thousand and 65,498 shares of the Bank in 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección programme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.
(2)	Euro equivalent value of the original amount in pounds sterling.

Variable remuneration for 2012

The shareholders at the annual general meeting of March 30, 2012 approved the second cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2012 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010), under the same conditions as the first cycle.

The number of Santander shares allocated to each executive director as variable remuneration, distinguishing between those which are delivered immediately and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment (*)	Total
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	43,952	65,927	109,879
Mr Alfredo Sáenz Abad	109,211	163,867	273,028
Mr Matías Rodríguez Inciarte	83,059	124,589	207,648
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	69,916	104,874	174,790
Mr Juan Rodríguez Inciarte	48,466	72,699	121,165

	354,604	531,906	886,510

(*)	In three years: 2014, 2015 and 2016, subject to continued service, with the exceptions provided for in the plan regulations, and compliance with the conditions relating to the first cycle.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2012			2011
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Mr Alfredo Sáenz Abad	17	—	17	8	—	8
Mr Matías Rodríguez Inciarte	13	—	13	1	—	1
Mr Manuel Soto Serrano	—	—	—	1	—	1
Mr Antonio Basagoiti García-Tuñón (1)	—	—	—	12	1	13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	7	—	7	6	—	6
Mr Javier Botín-Sanz de Sautuola y O’Shea	13	—	13	3	—	3
Mr Rodrigo Echenique Gordillo	1,178	—	1,178	1,500	—	1,500
Mr Antonio Escámez Torres (1)	—	—	—	1,851	—	1,851
Mr Ángel Jado Becerro de Bengoa	7	—	7	3,004	—	3,004
Mr Francisco Luzón López (2)	—	—	—	11,670	—	11,670
Mr Juan Rodríguez Inciarte	5,313	—	5,313	321	—	321
Mr Luis Alberto Salazar-Simpson Bos (1)	—	—	—	3	—	3
Ms Isabel Tocino Biscarolasaga	42	—	42	322	—	322

	6,591	—	6,591	18,702	1	18,703

(1)	Retired from the board on March 30, 2012.
(2)	Retired from the board on January 23, 2012.

g)	Senior managers

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2012 and 2011:

	Number of managers (1)	Thousands of euros
		Salaries							Other remuneration(4)	Total
		Fixed	Variable - Immediate payment			Variable - Deferred payment		Total
			In cash		In shares	In cash	In shares
2011	22	23,095	12,584	(2)	12,584	12,584	12,584	73,431	7,887	81,318
2012	24	24,580	10,689	(3)	10,689	10,689	10,689	67,495	6,615	74,110

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 25,168 thousand would be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.
(3)	At the annual general meeting on March 30, 2012, the shareholders approved the second cycle of the deferred conditional variable remuneration plan, whereby a portion of the variable remuneration for 2012 amounting to EUR 21,298 thousand will be deferred over three years under the same deferral and payment conditions as the first cycle.
(4)	Includes other remuneration items, such as life insurance premiums amounting to EUR 1,355 thousand (2011: EUR 1,104 thousand) and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2012 and 2011 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/12	12/31/11
Plan I12 (1)	—	1,468,762
Plan I13 (2)	1,463,987	1,468,762
Second cycle of obligatory investment	—	452,994
Third cycle of obligatory investment	286,317	293,140
Deferred conditional delivery plan (3) Deferred conditional variable remuneration plan (2011) (4)	980,780 2,076,477	1,496,628 2,119,944
Deferred conditional variable remuneration plan (2012) (5)	1,622,485	—

(1)	In addition, they were entitled to a maximum of 29,951 Banesto shares at December 31, 2011.
(2)	In addition, they were entitled to a maximum of 114,160 Banesto shares at December 31, 2012 (December 31, 2011: 44,926 Banesto shares).
(3)	In addition, they were entitled to a maximum of 14,705 Banesto shares at December 31, 2012 (December 31, 2011: 3,364 Banesto shares).
(4)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at December 31, 2012 (December 31, 2011: 97,515 Santander Brasil shares).
(5)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at December 31, 2012 and a maximum of 500,000 options on Santander Brasil shares at December 31, 2012 and 2011 under the share option plan approved in 2011, exercise of which, subject to the plan’s terms and conditions, may commence in July 2014.

In 2012 and 2011, since the conditions established in the related deferred share-based remuneration schemes corresponding to prior years had been met, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2012		2011
Plan I11	—		1,042,130	(1)
Plan I12	439,195	(2)	—
First cycle of obligatory investment	—		232,852
Second cycle of obligatory investment	442,319		—
Deferred conditional delivery plan (2010)	490,338	(3)	—

(1)	In addition, 14,975 Banesto shares were delivered.
(2)	In addition, 49,469 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.
(4)	In addition, 123,973 Banesto shares and 79,696 Santander Brasil shares were delivered.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s executive vice presidents totaled EUR 267 million at December 31, 2011.

Settlements of EUR 10.7 million took place in 2012. The net charge to the consolidated income statement amounted to EUR 17.5 million in 2012 (2011: EUR 29 million).

As indicated in Note 5.c, in 2012 the contracts of senior executives of the Bank which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The executive directors’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 73 million at December 31, 2012 (December 31, 2011: EUR 66 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits paid and settlements made in 2012 to former directors of the Bank and former executive vice presidents amounted to EUR 11.1 million, including EUR 2.5 million relating to Mr Francisco Luzón (see Note 5.c) and EUR 7.1 million, respectively (2011: EUR 7.9 million and EUR 7.8 million, respectively).

An expense of EUR 2 million was recognized in the consolidated income statement for 2012 in connection with the Group’s pension and similar obligations to former directors of the Bank and a period provision of EUR 509 thousand was recognized in relation to former executive vice presidents (2011: release of EUR 409 thousand and a zero period provision, respectively).

Furthermore, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet at December 31, 2012 included EUR 162 million in respect of the post-employment benefit obligations to former directors of the Bank (including those relating to Mr Francisco Luzón López which, as described below, were settled in January 2013) and EUR 120 million relating to former executive vice presidents (2011: EUR 78 million and EUR 120 million, respectively).

In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled in accordance with the contractual and legal terms applicable through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated by taking into account the fixed remuneration and the bylaw-stipulated emoluments and EUR 7.1 million relating to the net amount of the pension calculated by taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until January 23, 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated by taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) that will be delivered to Mr Luzón (subject to the same restriction period mentioned above and net of tax) or will finally remain in the Bank’s possession depending on whether or not the variable remuneration giving rise to them finally accrues to him.

i)	Contract termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. In any other termination event, the executive directors indicated below will be eligible for the following rights:

•	In the case of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea: to take pre-retirement, earning an annual emolument. At December 31, 2012, this annual emolument would amount to EUR 2,645 thousand (December 31, 2011: EUR 2,557 thousand).

•	In the case of Mr Juan Rodríguez Inciarte: to take pre-retirement, earning an annual emolument. At December 31, 2012, this annual emolument would amount to EUR 987 thousand (December 31, 2011: EUR 948 thousand).

If Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

If the other executive directors’ contracts are terminated for any reason, they may take retirement and, therefore, claim from the insurer the benefits accrued to them under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its managers is terminated before the normal retirement date. The non-director senior executives whose contracts were amended in 2012 do not retain an entitlement to such benefits in their contracts.

j)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Articles 229 and 230 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), in order to enhance the transparency of listed companies, following is a detail of the investments held by the directors and persons related to them in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

Director	Corporate name	Number of shares	Functions
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A. Bank of America Corporation Santander Investment, S.A.	212,345 560 —	— — Chairman (1)
Mr Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A. (*)	367,234	—
	HSBC Holdings plc	14,254	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*) Caixabank, S.A. (*) Banco Popular Español, S.A. (*)	1,815 6,349 14,380	— — —
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking S.p.A.	—	Chairman (1)
Mr Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Chairman (1)
Mr Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	183,214	—
	Istituto per le Opere di Religione (IOR)	—	Member (2)
Mr Antonio Basagoiti García- Tuñón (3)	Banco Popular Español, S.A. Banco Bilbao Vizcaya Argentaria, S.A. (*) Bankia, S.A. Banco Español de Crédito, S.A.	530 11 27,486 1,000	— — — Chairman (1)
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. Santander UK plc Santander Investment, S.A. Alliance & Leicester plc	4,757,768 — — —	— CEO Director (1) Director
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. Banco Popular Español, S.A. Bank of America	5,097,768 8,550,000 537,000	— — —
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*)	1,901	—
	Santander UK plc	—	Chairman (1)
Mr Vittorio Corbo Lioi	Banco Santander - Chile	—	Director (1)
	Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander	—	Director (1)
	Santander Consumo, S.A. de C.V., Sofom,e.r.	—	Director (1)
	Santander Hipotecario, S.A. de C.V., Sofom,e.r	—	Director (1)
Mr Guillermo de la Dehesa Romero	Goldman Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co. Barclays plc Bank of America Corporation Banco Banif, S.A. Santander Investment, S.A. Allfunds Bank, S.A Banco Santander International	4,500 20,490 12,000 — — — —	— — — 2nd deputy chairman (1) Director (1). Chairman (1) Director (1)

Director	Corporate name	Number of shares	Functions
Mr Antonio Escámez Torres (3)	Banco de Valencia, S.A.	349	—
	Attijariwafa Bank Société Anonyme	10	Deputy chairman (1)
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Ms Esther Giménez-Salinas i Colomer	Ambers & Co Capital Microfinanzas, S.L.	—	Director (1)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (5)	1,244,000	—
	Banco Banif, S.A.	—	Director (1)
Mr Francisco Luzón López (4)	Banco Bilbao Vizcaya Argentaria, S.A.	181,660	—
	Bank of America Corporation	164,850	—
	Citigroup Inc.	23,706	—
	BNP Paribas S.A.	6,672	—
	Société Générale	12,081	—
	Barclays plc	101,274	—
	HSBC Holdings plc	60,040	—
	Caixabank, S.A.	11,614	—
Mr Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A.(*)	715,865	—
	Banco Español de Crédito, S.A. (*)	11,980	—
	Citibank (*)	109,062	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,531	—
	Citigroup Inc.	1,130	—

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Non-executive member of the control committee.
(3)	Retired from the board on March 30, 2012. Data at 2011 year-end.
(4)	Retired from the board on January 23, 2012. Data at 2011 year-end.
(5)	244,000 shares are held by related persons.

None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6. Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	9,843	4,636	16,216
Other financial assets at fair value through profit or loss	10,272	4,701	18,831
Loans and receivables	53,785	42,389	44,808

	73,900	51,726	79,855

Type:
Reciprocal accounts	1,863	2,658	1,264
Time deposits	15,669	11,419	13,548
Reverse repurchase agreements	25,486	10,647	36,721
Other accounts	30,882	27,002	28,322

	73,900	51,726	79,855

Currency:
Euro	36,955	26,066	46,254
Pound sterling	3,787	4,481	8,100
US dollar	13,567	9,784	13,451
Other currencies	19,621	11,431	12,067
Impairment losses	(30)	(36)	(17)
Of which: due to country risk	—	(2)	(8)

	73,900	51,726	79,855

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions purchased under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of securities of Spanish public sector entities and other institutions purchased under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly guarantees given in cash to credit institutions and time deposits.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7. Debt instruments

a)	Breakdown

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	43,101	52,704	57,872
Other financial assets at fair value through profit or loss	3,460	2,649	4,605
Available-for-sale financial assets	87,724	81,589	79,689
Loans and receivables	7,059	6,840	8,429

	141,344	143,782	150,595

Type:
Spanish government debt securities	37,141	39,309	35,663
Foreign government debt securities	67,222	60,553	63,602
Issued by financial institutions	12,297	16,324	23,761
Other fixed-income securities	24,828	27,847	27,713
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

Currency:
Euro	63,169	61,577	61,844
Pound sterling	9,240	5,394	11,125
US dollar	18,183	20,383	23,442
Other currencies	50,896	56,679	54,328
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

At December 31, 2012, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received, amounted to EUR 61,335 million. Of these securities, EUR 21,808 million related to Spanish government debt at December 31, 2012.

b)	Breakdown

The detail, by origin of the issuer, of Debt instruments at December 31, 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed - income	Public fixed- income	Total	%
Spain	10,046	37,141	47,187	33.38%	8,409	39,309	47,718	33.19%	7,915	35,663	43,578	28.94%
United States	5,994	6,965	12,959	9.17%	11,147	2,030	13,177	9.16%	10,793	2,953	13,746	9.13%
United Kingdom	3,865	7,528	11,393	8.06%	8,529	1,654	10,183	7.08%	14,721	4,170	18,891	12.54%
Portugal	2,843	2,217	5,060	3.58%	3,704	1,824	5,528	3.84%	6,108	2,819	8,927	5.93%
Italy	375	619	994	0.70%	545	653	1,198	0.83%	289	767	1,056	0.70%
Ireland	739	—	739	0.52%	642	—	642	0.45%	570	—	570	0.38%
Greece	—	—	—	—	—	84	84	0.06%	—	177	177	0.12%
Other European countries	4,706	8,620	13,326	9.43%	3,437	7,823	11,260	7.83%	4,377	6,192	10,569	7.02%
Brazil	4,810	27,359	32,169	22.76%	4,867	29,607	34,474	23.98%	2,504	30,948	33,452	22.21%
Mexico	501	8,817	9,318	6.59%	534	11,426	11,960	8.32%	902	10,756	11,658	7.74%
Chile	1,377	2,124	3,501	2.48%	577	2,528	3,105	2.16%	1,084	2,281	3,365	2.23%
Other American countries	1,208	1,163	2,371	1.68%	1,275	1,583	2,858	1.99%	1,616	1,524	3,140	2.09%
Rest of the world	517	1,810	2,327	1.65%	360	1,235	1,595	1.11%	451	1,015	1,466	0.97%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The detail, by issuer rating, of Debt instruments at December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%	Private fixed-income	Public fixed-income	Total	%
AAA	15,754	11,711	27,465	19.43%	19,250	5,205	24,455	17.01%	25,618	14,036	39,654	26.33%
AA	714	12,724	13,438	9.51%	2,056	3,885	5,941	4.13%	5,428	35,842	41,270	27.41%
A	5,524	2,611	8,135	5.76%	9,457	45,489	54,946	38.21%	6,152	6,067	12,219	8.11%
BBB	3,460	74,435	77,895	55.11%	2,739	42,377	45,116	31.38%	6,217	41,734	47,951	31.84%
Below BBB	4,052	2,882	6,934	4.90%	2,196	2,800	4,996	3.47%	1,040	1,586	2,626	1.74%
Unrated	7,477	—	7,477	5.29%	8,328	—	8,328	5.79%	6,875	—	6,875	4.57%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The breakdown of the exposure by rating has been affected by the numerous reviews of the ratings of sovereign issuers in recent years, mainly of Spain (from AA in 2010 to A in 2011 and to BBB en 2012), Portugal (from A in 2010 to BB in 2011), the United States (from AAA in 2010 to AA in 2011) and Chile (from A in 2011 to AA in 2012). Brazil and Mexico maintained a BBB rating in 2012, 2011 and 2010.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012	2011	2010
Securitised mortgage bonds	6,835	7,080	6,830
Other asset-backed bonds	1,497	3,100	2,815
Floating rate debt	15,883	16,668	19,476
Fixed rate debt	12,766	17,178	22,209

Total	36,981	44,026	51,330

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets—Debt instruments are summarized below:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	235	119	167
Net impairment losses for the year (Note 29)	13	124	(9)
Of which:
Impairment losses charged to income	18	125	14
Impairment losses reversed with a credit to income	(5)	(1)	(22)
Write-off of assets due to impairment	(109)	—	(20)
Exchange differences and other items	(10)	(8)	(19)

Balance at end of year	129	235	119

Of which:
By geographical location of risk:
European Union	51	155	48
Latin America	78	80	71

Also, the impairment losses on Loans and receivables (EUR 15 million, EUR 16 million and EUR 25 million at December 31, 2012, 2011 and 2010, respectively) are disclosed in Note 10.

d)	Other information

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

8. Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial assets held for trading	5,492	4,744	8,850
Other financial assets at fair value through profit or loss	688	465	8,267
Available-for-sale financial assets	4,542	5,024	6,546

	10,722	10,233	23,663

Type:
Shares of Spanish companies	3,338	2,960	4,778
Shares of foreign companies	4,726	4,582	6,469
Investment fund units and shares	2,658	2,691	4,560
Other securities	—	—	7,856
Of which: unit linked (*)	—	—	7,856

	10,722	10,233	23,663

(*)	The decrease arose as a result of the sale in 2011 of the insurance companies in Latin America to Zurich (see Note 3).

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	5,024	6,546	7,331
Changes in the scope of consolidation	—	(493)	—
Of which:
Metrovacesa, S.A. (Note 3)	—	(402)	—
Net additions (disposals)	(666)	(862)	(1,077)
Of which:
Spanish Bank Restructuring Asset Management Company (SAREB)	164	—	—
Cielo, S.A.	—	—	(651)
Valuation adjustments	184	(167)	292

Balance at end of year	4,542	5,024	6,546

The main acquisitions and disposals made in 2012, 2011 and 2010 were as follows:

i.	Cielo S.A.

In July 2010 the Group entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by Santander Group in Cielo S.A.—formerly Visanet—(7.20% of the share capital). The agreed-upon sale price was BRL 1,487 million (approximately EUR 651 million), which gave rise to a gain of EUR 212 million, net of taxes and non-controlling interests.

ii.	Spanish Bank Restructuring Asset Management Company (SAREB)

In December 2012 the Group, together with other Spanish financial institutions, entered into an agreement to invest in the Spanish Bank Restructuring Asset Management Company (SAREB), whereby the Group undertook to make an investment of up to EUR 840 million (25% in capital and 75% in subordinated debt), and at December 31, 2012, it had paid EUR 164 million of capital and EUR 490 million of subordinated debt.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2012, in compliance with Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9. Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	89,404	86,956	77,016	76,834	49,681	50,058
Currency risk	16,516	16,692	16,032	16,278	14,445	16,015
Price risk	3,289	5,081	5,853	7,068	5,643	6,413
Other risks	1,110	1,014	3,597	2,903	3,300	2,793

	110,319	109,743	102,498	103,083	73,069	75,279

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2012	2011	2010
Borrowed securities:
Debt instruments	5,371	1,775	2,580
Of which: Santander UK plc	4,989	850	1,173
Equity instruments	551	572	279
Short sales:
Debt instruments	9,259	7,836	9,443
Of which:
Banco Santander, S.A.	5,946	6,560	9,200
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	3,266	1,235	241
Equity instruments	—	4	—

	15,181	10,187	12,302

10. Loans and advances to customers

a)	Breakdown

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Financial assets held for trading	9,162	8,056	755
Other financial assets at fair value through profit or loss	13,936	11,748	7,777
Loans and receivables	696,014	728,737	713,972
Of which:
Disregarding impairment losses	721,436	747,543	733,474
Impairment losses	(25,422)	(18,806)	(19,502)
Of which, due to country risk	(42)	(41)	(41)

	719,112	748,541	722,504

Loans and advances to customers disregarding impairment losses	744,534	767,347	742,006

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a detail, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2012	2011	2010
Loan type and status:
Commercial credit	12,113	13,635	15,737
Secured loans	430,388	448,681	430,072
Reverse repurchase agreements	19,477	18,438	6,166
Other term loans	219,793	228,007	234,417
Finance leases	16,320	18,399	20,260
Receivable on demand	11,142	8,930	7,491
Impaired assets	35,301	31,257	27,863

	744,534	767,347	742,006

Geographical area:
Spain	200,014	214,558	227,613
European Union (excluding Spain)	335,727	356,199	318,440
United States and Puerto Rico	51,186	48,596	57,882
Other OECD countries	10,894	7,760	6,432
Latin America	138,071	136,434	122,940
Rest of the world	8,642	3,800	8,699

	744,534	767,347	742,006

Interest rate formula:
Fixed rate	299,937	292,373	295,786
Floating rate	444,597	474,974	446,220

	744,534	767,347	742,006

At December 31, 2012, the Group had granted loans amounting to EUR 16,884 million (December 31, 2011: EUR 12,147 million; December 31, 2010: EUR 12,137 million) to the Spanish public sector (which had ratings of BBB, A and AA at December 31, 2012, 2011 and 2010, respectively), and EUR 4,983 million to the public sector in other countries (December 31, 2011: EUR 4,394 million; December 31, 2010: EUR 3,527 million). At December 31, 2012, the breakdown of this amount by issuer rating was as follows: 10.8% AA, 0.9% A, 74.7% BBB and 13.6% below BBB.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2012, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan to value (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,793	21,092	82	619	324	41	177	35	124
Other financial institutions	36,985	19,346	6,092	11,547	674	316	438	16,129	82
Non-financial companies and individual entrepreneurs	256,075	148,765	50,395	56,915	23,592	17,788	17,874	27,909	20,147
Of which:
Property construction and development	18,265	3,086	13,782	1,397	3,894	3,925	3,037	2,285	2,038
Civil engineering construction	9,965	2,369	4,561	3,035	870	837	634	753	4,502
Large companies	143,288	100,555	11,400	31,333	8,725	4,837	4,525	16,546	8,100
SMEs and individual entrepreneurs	84,557	42,755	20,652	21,150	10,103	8,189	9,678	8,325	5,507
Other households and non-profit institutions serving households	408,179	91,091	306,048	11,040	57,171	63,591	118,675	61,019	16,632
Of which:
Residential	302,915	434	301,128	1,353	54,736	61,769	116,410	55,629	13,937
Consumer loans	92,606	83,965	2,149	6,492	1,564	917	1,243	3,884	1,033
Other purposes	12,658	6,692	2,771	3,195	871	905	1,022	1,506	1,662

Subtotal	723,032	280,294	362,617	80,121	81,761	81,736	137,164	105,092	36,985

Less: collectively assessed impairment losses	3,920

Total	719,112

Memorandum item Refinanced and restructured transactions	46,026	12,456	28,135	5,435	8,416	8,069	9,517	5,699	1,869

(a)	The ratio of the carrying amount of the transactions at December 31, 2012 to the latest available appraisal value of the collateral.

The amount of loans with less than 90 days past due installments classified as standard amounted to €4,732 million as of December 31, 2012 (€5,208 million as of December 31, 2011).

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers, Loans and receivables—Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	18,858	19,544	17,899
Impairment losses charged to income for the year	19,839	12,750	11,404
Of which:
Individually assessed	21,524	15,727	14,634
Collectively assessed	1,478	1,054	1,399
Impairment losses reversed with a credit to income	(3,163)	(4,031)	(4,628)
Changes in the scope of consolidation (Note 3)	(266)	(1,267)	—
Write-off of impaired balances against recorded impairment allowance	(11,346)	(12,293)	(10,756)
Exchange differences and other changes	(1,618)	124	997

Balance at end of year	25,467	18,858	19,544

Of which:
By method of assessment:
Individually assessed	21,540	15,267	14,518
Of which: due to country risk (Note 2.g)	42	43	49
Collectively assessed	3,927	3,591	5,026
By geographical location of risk:
Spain	11,711	6,907	6,810
Rest of Europe	5,625	4,827	4,500
Americas	8,131	7,124	8,234
By classification of assets:
Loans and advances to credit institutions	30	36	17
Debt instruments	15	16	25
Loans and advances to customers	25,422	18,806	19,502

The increase in credit loss provisions recorded in 2012 was due mainly to two factors: (i) a rise in non-performing loans ratios in certain sectors in Spain, caused by the worsening of Spain’s macroeconomic situation as a result of economic slowdown, falling consumer spending and job market deterioration, with the unemployment rate exceeding 25% (particularly significant in this context was the increase in non-performing loans ratios in the real estate sector – 47.7% at December 31, 2012, compared with 28.6% in 2011 (see Note 54)); and (ii) the upward shift in non-performing loans ratios in certain financial systems (Brazil, Chile and Portugal).

Previously written-off assets recovered in 2012, 2011 and 2010 amounted to EUR 1,316 million, EUR 1,784 million and EUR 1,180 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 18,523 million in 2012, EUR 10,966 million in 2011 and EUR 10,224 million in 2010.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	31,257	27,863	24,049
Net additions	16,167	15,920	13,422
Written-off assets	(11,346)	(12,293)	(10,757)
Changes in the scope of consolidation	(626)	69	239
Exchange differences and other	(151)	(302)	910

Balance at end of year	35,301	31,257	27,863

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

At December 31, 2012, the Group’s written-off assets totaled EUR 28,217 million (December 31, 2011: EUR 26,333 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at December 31, 2012, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,782	1,232	821	3,280	9,348
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,667	5,082	3,492	11,685	35,301

The detail at December 31, 2011 is as follows:

	Millions of euros
	With no
	past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,330	1,018	703	2,752	8,277
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,660	4,120	3,895	9,291	31,257

The detail at December 31, 2010 is as follows:

	Millions of euros
	With no
	past-due balances or less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,147	759	2,190	7,186
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,820	2,724	9,069	27,863

e)	Securitization

Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2012	2011	2010
Derecognized	6,251	8,227	9,647
Of which
Securitised mortgage assets	6,249	8,221	9,635
Other securitized assets	2	6	12
Retained on the balance sheet	95,981	137,939	133,046
Of which
Securitised mortgage assets	69,354	103,655	99,842
Of which: UK assets	56,037	81,286	73,865
Other securitized assets	26,627	34,284	33,204

Total	102,232	146,166	142,693

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2012, 2011 and 2010 the Group did not derecognize any of the securitizations performed, and the balance derecognized in those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 5,603 million at December 31, 2012 (December 31, 2011: EUR 7,188 million; December 31, 2010: EUR 8,538 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2012, the Group recognized under Other liabilities an obligation amounting to EUR 91 million (December 31, 2011: EUR 105 million; December 31, 2010: EUR 128 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders. In 2012, following the Bank of England’s decision to accept, as collateral in its liquidity programmes, not only securitizations but also all mortgage loans with a given credit quality, the Group companies in the UK redeemed GBP 33,800 million in order to manage more efficiently the on-balance-sheet liquidity of Santander UK.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11. Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	7,467	5,492	9,424	5,501	8,007	5,833
Of which: Portfolio hedges	544	2,621	1,493	2,515	1,540	2,683
Cash flow hedges	344	553	313	773	153	438
Hedges of net investments in foreign operations	125	399	161	170	67	363

	7,936	6,444	9,898	6,444	8,227	6,634

Note 36 contains a description of the Group’s main hedges.

12. Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Tangible assets	4,259	5,171	5,972
Of which:
Foreclosed assets and acquired assets	4,196	5,112	5,874
Of which: Property assets in Spain (Note 54)	3,674	4,274	5,196
Other tangible assets held for sale	63	59	98
Other assets	1,441	1,726	1,961

	5,700	6,897	7,933

At December 31, 2012, the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 4,416 million (2011: EUR 4,512 million; 2010: EUR 2,500 million), which represents a coverage ratio of 51.28% of the assets’ gross value (2011: 46.88%; 2010: 29.85%). The net charges recorded in those years amounted to EUR 449 million, EUR 2,037 million and EUR 298 million, respectively (see Note 50).

In 2012, the Group sold properties amounting to EUR 2,043 million, with a gross value of EUR 3,249 million, and a provision of EUR 897 million was recognized in this connection. These sales generated losses of EUR 308 million (see Note 50).

At December 2012, 2011 and 2010 Other assets includes assets of EUR 1,370, 1,559 and 1,649 million, respectively, from Santander UK credit card business (see Note 1.b). This business had been sold at May 10, 2013.

13. Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2012	2011	2010
Santander Consumer USA Inc.	2,026	2,063	—
Metrovacesa, S.A.	649	772	—
Zurich Santander Insurance América S.L.	1,013	1,017	—
Banco Caixa Geral Totta Angola, S.A.	102	92	95
Other companies	664	211	178

	4,454	4,155	273

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	4,155	273	164
Acquisitions (disposals) and capital increases (reductions)	34	23	(30)
Changes in the scope of consolidation (Note 3)	394	3,919	101
Of which:
Santander Consumer USA Inc.	—	2,063	—
Zurich Santander Insurance América, S.L.	—	932	—
Metrovacesa, S.A.	—	894	—
Income due to equity accounting	427	57	17
Impairment losses	—	(100)	—
Dividends paid and reimbursements of share premium	(508)	(13)	(16)
Exchange differences and other changes	(48)	(4)	37

Balance at end of year	4,454	4,155	273

c)	Impairment losses

In 2012 and 2010 there was no evidence of material impairment on the Group’s investments in associates. In 2011 an impairment loss of EUR 100 million on the investment in Metrovacesa was recognized under Impairment losses on other assets (net)—Other assets in the consolidated income statement.

d)	Other disclosures

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date on preparation of the financial statements):

	Millions of euros
	2012	2011	2010
Total assets	54,367	32,344	4,630
Total liabilities	(46,933)	(24,519)	(3,828)

Net assets	7,434	7,825	802

Group’s share of net assets	2,769	2,473	202
Goodwill	1,685	1,682	71
Of which:
Santander Consumer USA Inc.	979	999	—
Zurich Santander Insurance América, S.L.	526	526	—

Total Group share	4,454	4,155	273

Total income	10,232	8,428	1,047

Total profit	612	1,212	70

Group’s share of profit	427	57	17

14. Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	214	1,926	1,986
Banesto	190	191	202
Other Spanish companies	1	29	30
Assets relating to insurance contracts covering other similar obligations:
Banco Santander, S.A.	—	—	1
Other Spanish companies	—	—	1

	405	2,146	2,220

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15. Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2012			2011			2010
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)
Unearned premiums and unexpired risks	137	(68)	69	166	(86)	80	371	(170)	201
Life insurance:	479	(229)	250	229	(78)	151	3,061	(51)	3,010
Claims outstanding	391	(61)	330	66	(55)	11	514	(65)	449
Bonuses and rebates	14	—	14	17	—	17	22	—	22
Life insurance policies where the investment risk is borne by the policyholders	—	—	—	—	—	—	5,763	—	5,763
Other technical provisions	404	(66)	338	39	(35)	4	718	(260)	458

	1,425	(424)	1,001	517	(254)	263	10,449	(546)	9,903

The decrease in the above line items in 2011 arose from the sale of the insurance companies in Latin America to Zurich (see Note 3).

In addition, on July 19, 2012, the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, whereby Abbey Life Assurance will reinsure the entire individual life risk portfolio of Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Insurance, in exchange for an up-front amount, its life insurance policy portfolio at June 30, 2012 and the potential renewals of these policies. Abbey Life Insurance will assume, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group will continue to carry out the administrative management of these policies and will receive in exchange from Abbey Life Insurance a market consideration independent of the up-front amount received.

This transaction gave rise to income of EUR 435 million recognized under Other operating income—Income from insurance and reinsurance contracts issued in the consolidated income statement (EUR 308 million net of tax).

16. Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at January 1, 2010	11,239	2,400	1,223	14,862
Additions / Disposals (net) due to change in the scope of consolidation	37	11	—	48
Additions / Disposals (net)	1,545	821	268	2,634
Transfers, exchange differences and other items	568	(6)	70	632

Balances at December 31, 2010	13,389	3,226	1,561	18,176
Additions / Disposals (net) due to change in the scope of consolidation	473	(187)	2,759	3,045
Additions / Disposals (net)	905	(13)	59	951
Transfers, exchange differences and other items	(165)	50	(72)	(187)

Balances at December 31, 2011	14,602	3,076	4,307	21,985
Additions / Disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions / Disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances at December 31, 2012	15,780	3,117	4,265	23,162

Accumulated depreciation:
Balances at January 1, 2010	(5,009)	(687)	(36)	(5,732)
Disposals	330	169	3	502
Charge for the year	(843)	—	(10)	(853)
Transfers, exchange differences and other items	(325)	(368)	(11)	(704)

Balances at December 31, 2010	(5,847)	(886)	(54)	(6,787)
Disposals due to change in the scope of consolidation	22	43	—	65
Disposals	158	274	6	438
Charge for the year	(898)	(2)	(15)	(915)
Transfers, exchange differences and other items	(217)	(261)	(66)	(544)

Balances at December 31, 2011	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,059)	(1)	(13)	(1,073)
Transfers, exchange differences and other items	(252)	(265)	(37)	(554)

Balances at December 31, 2012	(7,626)	(869)	(164)	(8,659)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at January 1, 2010	(28)	(10)	(96)	(134)
Impairment charge for the year	(22)	(3)	(82)	(107)
Exchange differences and other items	16	(3)	(19)	(6)

Balances at December 31, 2010	(34)	(16)	(197)	(247)
Impairment charge for the year	2	(22)	(131)	(151)
Exchange differences	9	(8)	1	2

Balances at December 31, 2011	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances at December 31, 2012	(18)	(68)	(556)	(642)

Tangible assets, net:
Balances at December 31, 2010	7,508	2,324	1,310	11,142
Balances at December 31, 2011	7,797	2,198	3,851	13,846
Balances at December 31, 2012	8,136	2,179	3,545	13,860

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	5,393	(1,354)	(34)	4,005
IT equipment and fixtures	2,904	(2,076)	—	828
Furniture and vehicles	4,833	(2,346)	—	2,487
Construction in progress and other items	259	(71)	—	188

Balances at December 31, 2010	13,389	(5,847)	(34)	7,508

Land and buildings	5,654	(1,565)	(23)	4,066
IT equipment and fixtures	3,304	(2,419)	—	885
Furniture and vehicles	5,239	(2,719)	—	2,520
Construction in progress and other items	405	(79)	—	326

Balances at December 31, 2011	14,602	(6,782)	(23)	7,797

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances at December 31, 2012	15,780	(7,626)	(18)	8,136

The carrying amount at December 31, 2012 in the foregoing table includes the following approximate amounts:

•	EUR 5,615 million (December 31, 2011: EUR 5,254 million; December 31, 2010: EUR 5,104 million) relating to property, plant and equipment owned by Group entities and branch offices located abroad.

•	EUR 208 million (December 31, 2011: EUR 793 million; December 31, 2010: EUR 660 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2.k discloses additional information on these items).

c)	Investment property

The fair value of investment property at December 31, 2012 amounted to EUR 3,548 million (2011: EUR 3,860 million; 2010: EUR 1,319 million). A comparison of the fair value of investment property at December 31, 2012, 2011 and 2010 with the carrying amount gives rise to gross unrealized gains of EUR 3 million for 2012, EUR 9 million for 2011 and EUR 9 million for 2010, of which EUR 2 million, EUR 5 million and EUR 1 million, respectively, are attributable to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2012, 2011 and 2010 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 the Group sold ten hallmark properties and 1,152 Group branch offices to various buyers. Simultaneously, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties and 24 to 26 years for the branch offices), with various rent review agreements applicable during those periods. The agreements are renewable for 5- or 7-year periods up to a total of 40 years, for the hallmark properties, and 45 years for the branch offices, and in general they provide for rents to be adjusted to market value in each renewal period. The agreements also include a purchase option that in general may be exercised by the Group on final expiry of the leases at the market value of the properties on the related dates, which will be determined, if appropriate, by independent experts.

Also, on September 12, 2008, the Group sold its head office complex (Ciudad Financiera or Santander Business Campus) to Marme Inversiones 2007, S.L. and simultaneously entered into an operating lease agreement with this company for the complex (with maintenance, insurance and taxes payable by the Group), with a compulsory term of 40 years, during which the rent (initially set at EUR 6.8 million per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonised Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the Business Campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the Business Campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the Business Campus or to acquire additional land (from the third year onwards) to be included in the Business Campus, all under certain terms and conditions and with a maximum total cost of approximately EUR 296 million, which would subsequently be included in the lease agreement.

The most noteworthy feature of the other agreed terms and conditions, all of which are customary market conditions for operating lease agreements, is that none of the aforementioned lease agreements provides for the transfer of ownership of the properties to the Group on expiry thereof, and the Group is entitled not to renew the rentals beyond the minimum compulsory term. Furthermore, the Group has not granted any guarantee to the buyers for any losses that might arise from the early termination of the agreements or for possible fluctuations in the residual value of the aforementioned properties.

The rental expense recognized by the Group in 2012 in connection with these operating lease agreements amounted to EUR 269 million (2011: EUR 257 million; 2010: EUR 214 million). At December 31, 2012, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to EUR 224 million payable within one year (December 31, 2011: EUR 218 million; December 31, 2010: EUR 212 million), EUR 827 million payable at between one and five years (December 31, 2011: EUR 805 million; December 31, 2010: EUR 784 million) –EUR 217 million in the second year (December 31, 2011: EUR 211 million; December 31, 2010: EUR 205 million), EUR 210 million in the third year (December 31, 2011: EUR 204 million; December 31, 2010: EUR 199 million), EUR 203 million in the fourth year (December 31, 2011: EUR 198 million; December 31, 2010: EUR 193 million) and EUR 197 million in the fifth year (December 31, 2011: EUR 192 million; December 31, 2010: EUR 187 million)–, and EUR 1,861 million payable at more than five years (December 31, 2011: EUR 1,940 million; December 31, 2010: EUR 2,010 million).

17. Intangible assets—Goodwill

The detail cash generating units, to which significant goodwill has been allocates, and the amounts thereto, are as follows:

	Millions of euros
	2012	2011	2010
Santander UK	9,105	8,896	8,633
Banco Santander (Brasil)	7,035	7,878	8,755
Bank Zachodni WBK	2,210	2,019	—
Santander Holdings USA	1,556	1,587	1,537
Santander Consumer Holding (Germany)	1,315	1,315	1,169
Banco Santander Totta	1,040	1,040	1,641
Banco Santander- Chile	788	742	798
Grupo Financiero Santander (Mexico)	558	531	484
Other companies	1,019	1,081	1,546

Total goodwill	24,626	25,089	24,622

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustments arising on the business combination) of all the assets and liabilities of all the independent legal entities comprising the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2012 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	10%	2.5%
Banco Santander (Brasil)	10 years (**)	15%	6.0%
Santander Holdings USA	5 years	10%	2.5%
Banco Santander Totta	5 years	12%	3.0%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.
(**)	A ten-year period was used for Brazil in order to provide normalized earnings projections which reflect all the synergies achieved from the merger of Banco Santander Brasil with Banco Real.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 b.p. (+/-75 b.p. in the case of Brazil) and the perpetuity growth rate by +/-50 b.p. (+/- 100 b.p. in the case of Brazil). Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, except for the unit disclosed in the following paragraph.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2012 the Group recognized impairment losses on goodwill totaling EUR 156 million (2011: EUR 660 million; 2010: EUR 63 million) under Impairment losses on other assets (net)—Goodwill and other intangible assets which related to Group subsidiaries in Italy. These losses were due mainly to the deterioration of business expectations (earnings projections).

In 2011 all the impairment losses recognized related to Group subsidiaries in Portugal. These losses were attributed to the macroeconomic deterioration in Portugal.

At December 31, 2012, none of the cash-generating units with significant goodwill, other than the Italian subsidiary, had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the recoverable amount.

The changes in Goodwill were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	25,089	24,622	22,865
Additions (Note 3)	87	2,557	16
Of which:
Bank Zachodni WBK	—	2,261	—
Skandinaviska Enskild Banken	—	145	—
Adjustments to initial acquisition price allocation	—	—	167
Impairment losses	(156)	(660)	(63)
Of which:
Santander Consumer Bank (Italy)	(156)	—	—
Banco Santander Totta		(601)	—
Disposals or changes in scope of consolidation (Note 3)	—	(716)	—
Of which:
Santander Consumer USA	—	(541)	—
Santander Seguros S.A. (Brasil)	—	(173)	—
Exchange differences and other items	(394)	(714)	1,637

Balance at end of year	24,626	25,089	24,622

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Mexico and Chile) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. In accordance with current regulations, these exchange differences were recognized with a charge to the heading Valuation adjustments—Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

18. Intangible assets—Other intangible assets

The detail of Intangible assets—Other intangible assets in the consolidated balance sheets and of the changes therein in 2012, 2011 and 2010 is as follows:

	Millions of euros
	Estimated useful life	December 31, 2011	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2012
With indefinite useful life:
Brand names		14	—	—	—	—	—	14
With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(552)	(125)	1,373
Accumulated amortization		(3,150)	—	(28)	(1,110)	1,139	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,105)	—	(124)	3,436

	Millions of euros
	Estimated useful life	December 31, 2010	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2011
With indefinite useful life:
Brand names		44	—	(30)	—	—	—	14
With finite useful life:
IT developments	3 to 7 years	4,237	1,420	145	—	(570)	(105)	5,127
Other		1,899	62	(104)	—	(249)	(114)	1,494
Accumulated amortization		(2,732)	—	(112)	(1,183)	794	83	(3,150)
Impairment losses		(6)	—	—	(501)	25	(9)	(491)

		3,442	1,482	(101)	(1,684)	—	(145)	2,994

	Millions of euros
	Estimated useful life	December 31, 2009	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2010
With indefinite useful life:
Brand names		41	—	—	—	—	3	44
With finite useful life:
Credit cards (Abbey)	5 years	27	—	—	—	(27)	—	—
IT developments	3 to 7 years	2,942	1,338	—	—	(357)	314	4,237
Other		1,697	133	2	—	(61)	128	1,899
Accumulated amortization		(1,921)	—	—	(1,084)	436	(163)	(2,732)
Impairment losses		(8)	—	—	(6)	9	(1)	(6)

		2,778	1,471	2	(1,090)	—	281	3,442

At December 31, 2012, 2011 and 2010, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2012 the Group recognized reversals of impairment losses amounting to EUR 5 million under Impairment losses on other assets (net)—Goodwill and other intangible assets (2011 and 2010: impairment losses of EUR 501 million and EUR 6 million, respectively).

19. Other assets

The detail of Other assets is as follows:

	Millions of euros
	2012	2011	2010
Transactions in transit	224	616	305
Net pension plan assets (Note 25)	348	299	62
Prepayments and accrued income	1,756	2,032	2,559
Other	3,046	3,541	3,284
Inventories	173	319	455

	5,547	6,807	6,665

20. Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	9,420	17,027	40,976
Of which:
Deposits from central banks	1,128	7,740	12,605
Deposits from credit institutions	8,292	9,287	28,371
Other financial liabilities at fair value through profit or loss	11,876	9,742	19,600
Of which:
Deposits from central banks	1,014	1,510	337
Deposits from credit institutions	10,862	8,232	19,263
Financial liabilities at amortized cost	131,670	116,369	79,536
Of which:
Deposits from central banks	50,938	34,996	8,644
Deposits from credit institutions	80,732	81,373	70,892

	152,966	143,138	140,112

Type:
Reciprocal accounts	508	604	423
Time deposits	92,491	82,817	57,233
Other demand accounts	3,225	3,396	2,678
Repurchase agreements	50,742	51,316	78,197
Central bank credit account drawdowns	6,000	5,005	1,580
Hybrid financial liabilities	—	—	1

	152,966	143,138	140,112

Currency:
Euro	98,808	81,044	52,872
Pound sterling	8,566	9,787	25,309
US dollar	34,904	31,175	43,996
Other currencies	10,688	21,132	17,935

	152,966	143,138	140,112

Both asset and liability balances with central banks increased in 2011 and 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand billion at December 31, 2012, due mainly to Banco Santander Totta, S.A.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21. Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	8,897	16,574	7,849
Other financial liabilities at fair value through profit or loss	28,638	26,982	27,142
Financial liabilities at amortized cost	589,104	588,977	581,385

	626,639	632,533	616,376

Geographical area:
Spain	192,588	202,022	218,788
European Union (excluding Spain)	261,135	260,529	230,929
United States and Puerto Rico	45,129	43,437	40,855
Other OECD countries	788	939	998
Latin America	126,842	125,343	124,334
Rest of the world	157	263	472

	626,639	632,533	616,376

Type:
Demand deposits-
Current accounts	144,305	155,455	148,066
Savings accounts	167,389	140,583	136,694
Other demand deposits	3,443	3,179	3,431
Time deposits-
Fixed-term deposits	257,583	257,498	275,629
Home-purchase savings accounts	132	174	231
Discount deposits	1,345	732	448
Hybrid financial liabilities	3,128	4,594	4,754
Other term deposits	590	139	154
Notice deposits	969	1,338	1,316
Repurchase agreements	47,755	68,841	45,653

	626,639	632,533	616,376

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22. Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2012	2011	2010
Classification:
Financial liabilities held for trading	1	77	366
Other financial liabilities at fair value through profit or loss	4,904	8,185	4,278
Financial liabilities at amortized cost	201,064	189,110	188,229

	205,969	197,372	192,873

Type:
Bonds and debentures outstanding	183,686	185,530	185,869
Notes and other securities	22,283	11,842	7,004

	205,969	197,372	192,873

At December 31, 2011 and 2010, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares, except for the “Valores Santander” issue (described in Note 34.a), which was converted into shares in 2012 and, accordingly, there were no issues of this type at December 31, 2012.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost at 2012, 2011 and 2010 year-end and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2012
				Outstanding issue amount	Annual interest rate (%)
				in foreign
	Millions of euros			currency
Currency of issue	2012	2011	2010	(millions)
Euro	111,173	116,590	120,705	111,173	3.11%
US dollar	26,186	28,995	33,680	34,550	4.15%
Pound sterling	24,707	20,483	17,735	20,163	2.57%
Brazilian real	14,581	12,790	7,391	39,420	6.10%
Chilean peso	3,906	3,714	3,777	2,467,582	4.30%
Other currencies	3,133	2,958	2,581

Balance at end of year	183,686	185,530	185,869

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	185,530	185,869	183,250
Net inclusion of entities in the Group	(1,649)	(6,064)	831
Of which:
Santander Consumer USA Inc.	—	(6,025)	831
Issues	80,817	91,215	116,239
Of which:
Santander UK Group
Bonds in other currencies	32,162	49,497	24,221
Bond in pounds sterling	13,281	8,301	51,052
Banco Santander (Brasil) S.A.
Bonds	6,461	6,783	3,984
Real estate letters of credit	5,359	3,927	3,218
Agricultural letters of credit	1,612	1,274	410
Santander International Debt, S.A. Sole-Shareholder Company - Bonds	9,727	8,635	10,012
Banco Santander, S.A.
Mortgage-backed bonds - fixed rate	4,089	—	2,027
Bonds	—	3,978	2,110
Banesto
Mortgage-backed bonds - fixed rate	955	600	565
Bonds	949	1,452	5,979
Banco Santander - Chile - Bonds	1,436	874	2,135
Santander Consumer Finance, S.A. - Bonds	1,012	481	150
Motor 2012 PLC - Asset-backed securities	895	—	—
Santander Consumer Bank A.S. - Bonds	816	4	164
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander - Bonds	780	—	10
Santander Holdings USA, Inc. - Bonds	453	384	—
Svensk Autofinans 1 Limited - Asset-backed securities	407	—	—
SCF Rahoituspalvelut Limited - Asset-backed securities	237	—	—
Santander Consumer Bank Spólka Akcyjna - Bonds	112	213	166
Banco Santander Totta, S.A.
Mortgage debentures	—	875	950
Bonds	—	359	342
Santander Consumer Bank, S.p.A. - Bonds - floating rate	—	650	—
SC Private Cars 2010- 1 Limited - Asset-backed securities	—	591	—
Motor 2011 PLC - Asset-backed securities	—	320	—
Bilkreditt 1Limited - Asset-backed securities	—	288	—
Brazil Foreign Diversified Payment Rights Finance Company
Asset-backed securities	—	193	185
Santander Consumer USA Inc - Asset-backed securities	—	—	4,642
Santander US Debt, S.A. Sole-Shareholder Company - Debentures - floating rate	—	—	3,068
Totta (Ireland), PLC- Bonds- floating rate	—	—	112
Redemptions	(78,706)	(81,395)	(112,730)
Of which:
Santander UK Group	(41,862)	(51,707)	(70,071)
Banco Santander (Brasil) S.A.	(9,346)	(6,102)	(3,116)
Banco Santander, S.A.	(6,542)	(2,968)	(1,965)
Banesto	(6,401)	(7,748)	(7,134)
Santander International Debt, S.A. Sole-Shareholder Company	(8,479)	(7,795)	(11,576)
Santander Holdings USA, Inc.	(1,236)	—	(9,652)
Santander US Debt, S.A. Sole-Shareholder Company	(1,146)	(1,118)	(1,562)
Banco Santander- Chile	(1,112)	(520)	(228)
Banco Santander Totta, S.A.	(1,014)	(2,477)	(1,383)
Santander Consumer Bank AG	(863)	(317)	—
Santander Consumer Finance, S.A.	(481)	(150)	—
Santander Consumer Bank Spólka Akcyjna	(68)	(167)	—
Totta (Ireland), PLC	—	(112)	(3,380)
Hipottota No. 6 Ltd.	—	—	(1,818)
Santander Consumer USA Inc.	—	—	(519)
Santander Consumer Bank S.p.A.	—	—	(26)

Exchange differences	(636)	(11)	2,098
Other changes	(1,670)	(4,084)	(3,819)

Balance at end of year	183,686	185,530	185,869

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Banesto and Fondo de Titulización de Activos Santander 2.

d)	Guarantees

At December 31, 2012, liabilities secured by financial assets amounted to EUR 103,067 million, the detail being as follows:

	Millions of euros
	2012	2011	2010
Asset-backed securities	35,853	37,466	39,279
Of which, mortgage-backed securities	29,938	31,719	28,059
Other mortgage securities	67,214	76,243	65,187
Of which: mortgage-backed bonds	38,500	42,717	41,960

	103,067	113,709	104,466

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:

1.	Transactions securing mortgage-backed securities:

• First mortgage for acquisition and/or refurbishment of principal or second residence, which at the date of securitization must not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.

• Appraisal conducted by specialist valuer.

• The amount of the loan does not exceed 80% of the lower of the appraised value and the purchase price, unless additional guarantees are provided (borrower’s payment capacity, other collateral, guarantors of solvency or mortgage credit insurance), in which case this limit may be extended up to a maximum of 120%.

• Each of the mortgaged properties must have at least one liability insurance policy in force. The capital insured must not be lower than either the appraised value (excluding the land) or the amount of the loan.

2.	With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritized mortgage portfolio:

• Transactions classified as non-performing, at pre-action stage and at procedural stage.

• Transactions without appraisal by a specialist valuer.

• Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

• Second mortgages or mortgages with insufficient collateral.

• Transactions without insurance or with insufficient insurance.

The other securitizations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:

• Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.

• Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.

• Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (micro companies, SMEs, companies and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

• Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of more than ten years.

• Asset-backed securities issued by various European special-purpose vehicles backed by German and Italian loans for the purchase of vehicles and Italian personal loans, with an average maturity of eight years.

• Commercial credit of Banco Santander, S.A. (ordinary invoice discounting, occasional discounting and advances to customers on legitimate receivables) with an average maturity of 45 days.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the boards of directors of the Group entities hereby state that the Group entities have specific policies and procedures in place to cover all activities relating to the mortgage-market issues launched by the Group, which guarantee strict compliance with the mortgage market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analyzed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialized document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

Mortgage Market Law 41/2007, Article 5, establishes that any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform a series of checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information as of December 31, 2012 required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	87,595
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,937
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	11,474

Mortgage-backed bonds (cédulas hipotecarias)

The mortgage-backed bonds issued by Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favor and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

In the event of insolvency, the holders of these bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of July 9. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realizing the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totaled EUR 38,500 million at December 31, 2012 (all of which were denominated in euros), of which EUR 24,611 million were issued by Banco Santander, S.A., EUR 12,732 million were issued by Banco Español de Crédito, S.A. and EUR 1,157 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2012 and 2011 are detailed in the separate financial statements of each of these companies.

Mortgage bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23. Subordinated liabilities

a) Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2012
Currency of issue	2012	2011	2010	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	5,214	6,848	13,701	5,214	3.69%
US dollar	3,932	5,637	6,259	5,188	7.24%
Pound sterling	3,292	4,568	4,876	2,686	9.42%
Brazilian real	4,409	4,515	4,372	11,919	8.64%
Other currencies	1,391	1,424	1,267

Balance at end of year	18,238	22,992	30,475

Of which, preference shares	421	449	435

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2012	2011		2010
Balance at beginning of year	22,992	30,475		36,805
Net inclusion of entities in the Group (Note 3)	(1)	99		—
Bank Zachodni WBK S.A.	—	99		—
Issues	2	171		287
Of which:
Banco Santander- Chile	—	169		206
Banco Santander, S.A.	—	—		73
Redemptions and repurchases	(4,080)	(8,616)		(7,728)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,253)	(3,190)		(1,852)
Santander UK plc	(1,166)	(847)		(1,453)
Banesto	(608)	(506)		(17)
Santander Holdings USA, Inc.	(264)	(517)		(148)
Abbey National Capital Trust I	(203)	—		—
Banco Santander – Chile	(168)	(8)		(30)
Santander Perpetual, S.A., Sole-Shareholder Company	(155)	(35)		(848)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(99)	—		—
Banco Santander, S.A.	(66)	(294)		(126)
Santander Finance Capital, S.A., Sole-Shareholder Company	—	(1,943	)(*)	(1,000)
Santander Central Hispano Issuances Limited	—	(1,195)		(1,484)
Banco Santander (Brasil) S.A.	—	—		(347)
Banco Santander Totta, S.A.	—	—		(254)
Exchange differences	(190)	230		1,161
Other changes	(485)	633		(50)

Balance at end of year	18,238	22,992		30,475

(*)	On December 30, 2011, 341,802,171 new shares were issued (3.837% of the share capital) as part of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, S.A., Sole-Shareholder Company (see Note 31).

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, rank junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Central Hispano Financial Services Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose.

At December 31, 2012, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At December 31, 2012, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share. Also, in 2010 the Group launched an issue of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. (see Note 34).

The interest accrued on subordinated liabilities amounted to EUR 1,650 million in 2012 (2011: EUR 1,940 million; 2010: EUR 2,230 million) (see Note 39).

24. Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Trade payables	1,255	1,249	2,080
Clearing houses	573	1,330	1,485
Tax collection accounts:
Tax payables	2,021	1,949	2,106
Factoring accounts payable	201	390	416
Unsettled financial transactions	5,080	3,656	3,183
Other financial liabilities	10,115	9,647	10,074

	19,245	18,221	19,344

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25. Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Provision for pensions and similar obligations	10,353	10,782	10,591
Provisions for taxes and other legal contingencies	3,100	3,663	3,670
Provisions for contingent liabilities and commitments (Note 2):	617	659	1,030
Of which: due to country risk	3	11	19
Other provisions	2,078	2,205	1,441

Provisions	16,148	17,309	16,732

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2012				2011				2010
		Contingent				Contingent				Contingent
		liabilities and	Other			liabilities and	Other			liabilities and	Other
	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total
Balances at beginning of year	10,782	659	5,868	17,309	10,591	1,030	5,111	16,732	12,143	642	6,262	19,047
Net inclusion of entities in the Group	(60)	(1)	(16)	(77)	71	4	(71)	4	—	4	8	12
Additions charged to income:
Interest expense and similar charges (Note 39)	398	—	—	398	357	—	—	357	481	—	—	481
Personnel expenses (Note 47)	145	—	—	145	138	—	—	138	146	—	—	146
Period provisions	(184)	68	1,594	1,478	225	(153)	2,544	2,616	141	69	857	1,067
Other additions arising from insurance contracts linked to pensions	(161)	—	—	(161)	7	—	—	7	(29)	—	—	(29)
Provisions against equity	1,682	—	—	1,682	927	—	—	927	34	—	—	34
Payments to pensioners and pre-retirees with a charge to internal provisions	(980)	—	—	(980)	(1,051)	—	—	(1,051)	(1,258)	—	—	(1,258)
Benefits paid due to settlements	(1,006)	—	—	(1,006)	—	—	—	—	—	—	—	—
Insurance premiums paid	54	—	—	54	(2)	—	—	(2)	(3)	—	—	(3)
Payments to external funds	(268)	—	—	(268)	(614)	—	—	(614)	(1,205)	—	—	(1,205)
Amount used	—	—	(2,161)	(2,161)	—	—	(1,473)	(1,473)	—	—	(3,364)	(3,364)
Transfers, exchange differences and other changes	(49)	(109)	(107)	(265)	133	(222)	(243)	(332)	141	315	1,348	1,804

Balances at end of year	10,353	617	5,178	16,148	10,782	659	5,868	17,309	10,591	1,030	5,111	16,732

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2012	2011	2010
Provisions for post-employment plans - Spanish entities	4,909	5,913	5,712
Of which: defined benefit	4,900	5,908	5,709
Provisions for other similar obligations - Spanish entities	2,404	2,781	3,273
Of which: pre-retirements	2,389	2,769	3,262
Provisions for post-employment plans - Santander UK plc	409	255	261
Provisions for post-employment plans and other similar obligations
- Other foreign subsidiaries	2,631	1,833	1,345
Of which: defined benefit	2,626	1,827	1,340

Provisions for pensions and similar obligations	10,353	10,782	10,591

i.	Spanish entities—Post-employment plans and other similar obligations

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and executives, whose defined-benefit obligations were converted into defined-contribution plans, totaled EUR 1,573 million. The obligations thus altered were externalized through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

At December 31, 2012, 2011 and 2010, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 54 million in 2012 (2011: EUR 50 million; 2010: EUR 47 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Annual discount rate	2.75% and 3% in the case of Banesto	4.00%	4.00%	2.75% and 3% in the case of Banesto	4.00%	4.00%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2% (*)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been an impact of +/- EUR 21 million, net of tax, on the consolidated income statement and of +/- EUR 215 million in actuarial losses and gains.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Expected rate of return on plan assets	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	—	—
Expected rate of return on reimbursement rights	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	4.0%	4.0%

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
Present value of the obligations:
To current employees	58	1,533	1,240	1,200	1,273	—	—	—	—	—
Vested obligations to retired employees	4,765	4,367	4,471	4,708	4,828	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,389	2,769	3,262	3,842	4,158
Long-service bonuses and other obligations	—	—	—	—	—	7	7	8	9	8
Other	221	185	181	183	181	8	5	3	—	—

	5,044	6,085	5,892	6,091	6,282	2.404	2,781	3,273	3,851	4,166
Less-
Fair value of plan assets	144	177	183	184	193	—	—	—	—	—

Provisions—Provisions for pensions	4,900	5,908	5,709	5,907	6,089	2,404	2,781	3,273	3,851	4,166

Of which:
Internal provisions for pensions	4,495	3,762	3,490	3,554	3,649	2,404	2,781	3,272	3,848	4,159
Insurance contracts linked to pensions (Note 14)	405	2,146	2,219	2,353	2,440	—	—	1	3	7

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Expected return on plan assets	(7)	(7)	(7)	—	—	—
Expected return on insurance contracts linked to pensions	(45)	(86)	(90)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	—	—	—	66	(3)	(14)
Past service cost	22	25	40	21	—	28
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(401)	(7)	(21)	1	—	(10)

	(167)	194	190	245	170	154

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Present value of the obligations at beginning of year	6,085	5,892	6,091	2,781	3,273	3,851
Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(401)	(7)	(21)	—	—	(10)
Benefits paid due to settlements	(1,006)	—	—	—	—	—
Other benefits paid	(317)	(330)	(465)	(624)	(666)	(732)
Past service cost	15	24	42	21	—	28
Actuarial (gains)/losses	382	235	(32)	66	(3)	(14)
Other	22	2	9	3	4	—

Present value of the obligations at end of year	5,044	6,085	5,892	2,404	2,781	3,273

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2012	2011	2010
Fair value of plan assets at beginning of year	177	183	184
Expected return on plan assets	7	7	7
Actuarial gains/(losses)	11	(5)	(1)
Contributions/(surrenders)	(42)	2	3
Benefits paid	(9)	(10)	(10)

Fair value of plan assets at end of year	144	177	183

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010
Fair value of insurance contracts linked to pensions at beginning of year	2,146	2,219	2,353	—	1	3
Expected return on insurance contracts (Note 38)	45	86	90	—	—	—
Actuarial gains/(losses)	(162)	7	(29)	1	—	—
Premiums paid/(surrenders) (Note 14)	(1,565)	(16)	(39)	(1)	—	—
Benefits paid	(59)	(150)	(155)	—	(1)	(2)

Fair value of insurance contracts linked to pensions at end of year	405	2,146	2,219	—	—	1

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2013 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions of euros
2013	985
2014	850
2015	765
2016	668
2017	574
2018 to 2022	1,953

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 52 million in 2012 (2011: EUR 35 million; 2010: EUR 51 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2012	2011	2010
Annual discount rate	4.50%	4.95%	5.45%
Mortality tables	103 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	2.85%	3.10%	3.5%
Annual salary increase rate	2.85%	3.10%	3.5%
Annual pension increase rate	2.75%	3.00%	3.4%

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been a change in the present value of the obligations of +/- EUR 877 million.

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008
Present value of the obligations	9,260	8,467	7,824	7,116	5,445

Less-
Fair value of plan assets	9,194	8,496	7,617	5,910	4,591

Provisions—Provisions for pensions	66	(29)	207	1,206	854

Of which:
Internal provisions for pensions	409	255	261	1,207	865
Net assets for pensions	(343)	(284)	(54)	(1)	(11)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2012	2011	2010
Current service cost	49	46	43
Interest cost	427	417	416
Expected return on plan assets	(393)	(372)	(332)

	83	91	127

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2012	2011	2010
Present value of the obligations at beginning of year	8,467	7,824	7,116
Current service cost	49	46	43
Interest cost	427	417	416
Benefits paid	(258)	(236)	(241)
Actuarial (gains)/losses	367	169	244
Exchange differences and other items	208	247	246

Present value of the obligations at end of year	9,260	8,467	7,824

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010
Fair value of plan assets at beginning of year	8,496	7,617	5,910
Expected return on plan assets	393	372	332
Actuarial gains/(losses)	186	198	311
Contributions	180	294	1,121
Benefits paid	(258)	(236)	(241)
Exchange differences and other changes	197	251	184

Fair value of plan assets at end of year	9,194	8,496	7,617

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010
Equity instruments	27%	30%	34%
Debt instruments	56%	54%	58%
Properties	3%	2%	1%
Other	14%	14%	7%

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions of euros
2013	275
2014	293
2015	313
2016	334
2017	357
2018 to 2022	2,192

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2012, 2011 and 2010, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined-contribution plans amounted to EUR 49 million in 2012 (2011: EUR 52 million; 2010: EUR 49 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008
Present value of the obligations	12,814	11,245	11,062	9,078	6,735
Of which is the responsibility of the participants	125	—	—	—	—

Less-
Fair value of plan assets	10,410	9,745	10,176	8,497	6,307

Provisions—Provisions for pensions	2,279	1,500	886	581	428

Of which:
Internal provisions for pensions	2,626	1,827	1,340	1,165	706
Net assets for pensions	(5)	(15)	(8)	(8)	—
Unrecognized net assets for pensions	(342)	(312)	(446)	(576)	(278)

In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions—Provisions for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets.

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2012	2011	2010
Current service cost	42	39	50
Interest cost	1,010	1,031	939
Expected return on plan assets	(894)	(839)	(824)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	7	1	(1)
Pre-retirement cost	(10)	24	31
Other	(2)	(77)	11

	153	179	206

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2012	2011	2010
Present value of the obligations at beginning of year	11,245	11,062	9,078
Net inclusion of entities in the Group	(70)	71	—
Current service cost	42	39	50
Interest cost	1,010	1,031	939
Pre-retirement cost	13	24	31
Effect of curtailment/settlement	(16)	(5)	(8)
Benefits paid	(735)	(739)	(717)
Benefits paid due to settlements	(41)	—	—
Past service cost	—	9	17
Actuarial (gains)/losses	2,352	553	585
Exchange differences and other items	(986)	(800)	1,087

Present value of the obligations at end of year	12,814	11,245	11,062

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010
Fair value of plan assets at beginning of year	9,745	10,176	8,497
Net inclusion of entities in the Group	10	—	—
Expected return on plan assets	894	839	824
Actuarial gains/(losses)	1,259	(224)	378
Contributions	165	353	130
Benefits paid	(687)	(674)	(646)
Exchange differences and other items	(976)	(725)	993

Fair value of plan assets at end of year	10,410	9,745	10,176

The change in 2012 in the actuarial gains and losses, in terms of both the present value of the obligations and the fair value of the plan assets, relates to the fall in interest rates. The present value of the obligations increased due to the fall in the discount rates, since rates of between 1% and 1.75% lower than in 2011 were used. The market value of the assets improved as a result of the fall in interest rates.

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010
Equity instruments	6%	4%	9%
Debt instruments	86%	85%	86%
Properties	4%	3%	1%
Other	4%	8%	4%

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions
of euros
2013	727
2014	751
2015	783
2016	817
2017	848
2018 to 2022	5,058

d)	Provisions for taxes and other legal contingencies and Other provisions

The detail of Provisions for taxes and other legal contingencies and Other provisions by main geographical area is as follows:

	Millions of euros
	2012	2011	2010
Recognized by Spanish companies	722	680	840
Recognized by other EU companies	1,483	1,523	536
Recognized by other companies	2,973	3,665	3,735
Of which:
Brazil	2,750	3,364	3,664

	5,178	5,868	5,111

The detail of Provisions for taxes and other legal contingencies and Other provisions by each class of provision, determined by grouping those items that are of a similar nature, is as follows:

	Millions of euros
	2012	2011
Provisions for taxes	1,198	1,346
Provisions for labor proceedings (Brazil)	975	1,390
Provisions for other legal proceedings	927	927
Customer remediation (UK)	803	863
Regulatory-related provisions (UK)	227	211
Restructuring	120	98
Other	928	1,033

	5,178	5,868

Provisions for taxes comprise provisions for tax-related proceedings.

Provisions for labor proceedings (Brazil) comprise lawsuits brought by labor unions, associations, public prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits. The number and nature of these procedures, which are common in many other banks in Brazil, justifies the classification of these provisions as a separate group. For claims considered to be similar and usual, provisions are recognized based on the history of payments made for claims of that sort. Claims that do not fit into the previous are assessed individually, and provisions are recognized based on the status of each lawsuit and the risk assessment made by legal counsel. The average duration of labor proceedings is approximately 8 years, although they could last much longer.

Provisions for other legal proceedings include provisions for court, arbitration or administrative (other than those included in other areas) proceedings brought against Santander Group companies.

Customer remediation (UK) comprises the estimated cost of making redress payments with respect to the past sales of products in UK. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case

Regulatory-related provisions (UK) mainly include the provisions in respect of the following issues related to Santander UK:

•	Financial Services Compensation Scheme (‘FSCS’): The FSCS is the UK’s independent statutory compensation fund for customers of authorized financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorized firms.

•	UK Bank Levy: the Finance Act 2011 introduced an annual bank levy in the UK which is collected through the existing quarterly Corporation Tax collection mechanism. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period, although the certain amounts are excluded. During 2012, a rate of 0.088% was applied and three different rates applied during 2011 which averaged to 0.075%.

Restructuring provisions include only the direct expenditures arising from the restructuring.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such type of lawsuits. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are detailed in Note 25.b and mostly relate to the movement of provisions in Brazil and UK. Main charges to income in 2012 correspond to €573 million derived from labor claims in Brazil and €264 million due to customer remediation provisions in United Kingdom. This increase is more than offset by the use of available provisions, of which €730 million corresponds to labor claims in Brazil and €392 million corresponds to UK customer remediation, and the effect of the exchange differences.

e)	Litigation and other matters

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

i. Tax-related proceedings

•	“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•	“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, having been notified of the decision overturning the previous favorable judgment on August 24, 2012, it lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participaçoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability.

•	A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. No appeal may be filed against this judgment. In view of the existing provisions relating to this litigation there is no adverse impact on the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. continues to believe that it is entitled to claim these foreign tax credits taken with respect to the transactions and also continues to believe that Santander Holdings USA, Inc. is entitled to tax deductions for the related issuance costs and interest deductions based on tax laws. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. During the first quarter of 2013, the U.S. Tax Court issued an adverse opinion in a case between a US taxpayer and the IRS involving a transaction with a structure similar to Santander Holdings USA, Inc.’s financing transactions. The US taxpayer has indicated it intends to appeal the decision. Santander Holdings USA, Inc. has confidence in its position because, among other reasons, Santander Holdings USA, Inc. will raise arguments and issues in its case that were not considered by the Tax Court. The trial of this litigation is expected to take place in the last quarter of 2013.

At the date of approval of this annual report on Form 20-F certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognized by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprising the estimated cost of making redress payments with respect to the past sales of the products.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognized a provision, with a net effect on results of EUR 620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

A number of uncertainties persist regarding the eventual costs of that compensation given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties concerning the recent rise in complaints, the availability of evidence to support the claims and the activities of claims management companies, all of which may significantly affect complaints volumes, the acceptance rates and redress costs.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgment. These are as follows:

•	Claim volumes – the estimated number of customer complaints received,

•	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favor of the customer, and

•	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future,

•	Actual claims activity registered to date,

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time,

•	The impact on complaints levels of proactive customer contact, and

•	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population. The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this has increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMC’s”). The CMC’s facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Movements in the number of PPI claims outstanding during the years ended December 31, 2012, 2011 and 2010 were as follows:

(thousands of claims)

	2012	2011	2010
Outstanding at January 1	1	—	2
Claims received	437	111	37
Claims paid (1)	(258)	(90)	(38)
Claims rejected as invalid (1)	(149)	(20)	(1)
Outstanding at December 31	31	1	—

(1)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims paid or rejected above reflect the results of any appeals.

As anticipated, PPI complaints rose significantly in 2012, due to higher press coverage and increased focus by CMCs. The increase was partly driven by invalid complaints (which also drove an increase in the level of claims rejected) and claims originated by CMCs. In addition, Santander UK proactively contacted more than 300,000 customers during the year, which led to an increase in claims received. The number of claims settled in 2012 increased, reflecting both the increase in claims received and continued prompt settlement of claims.

Press coverage on PPI reached significant levels in 2011, following the High Court’s dismissal of the BBA’s application for a judicial review, as highlighted above. The focus of the CMCs also started to be directed at PPI in 2011. This led to a marked increase in complaints in 2011. Complaint volumes were also driven by pro-active customer contact made by Santander UK. The number of claims settled in 2011 increased as well, reflecting both the increase in claims received and prompt settlement of claims.

Management reassess the level of provision required at each reporting period, taking account of the latest available information as well as past experience. The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012. This will continue to be kept under review.

The assumptions and consequent level of provision remain subjective. This relates particularly to the uncertainty associated with the level of future claims. It is therefore possible that the level of payments to be made may differ from current estimates, resulting in an increase or decrease to the required provision.

•	Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank had to subscribe to 75.1 million shares at their par value of EUR 0.4 per share, totaling EUR 30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration, which was upheld in an order of December 17, 2012 by the Madrid Provincial Appellate Court whereby the Bank had to subscribe 2,111,600 shares for its contribution of EUR 30.05 million

Following this order, an agreement was reached for the out-of-court enforcement of the decision whereby the Bank would subscribe and pay 6,208,802 shares for its contribution of EUR 30.05 million.

As a result, on December 27, 2012, the parties requested the judge that the enforcement proceeding be discontinued and struck out, which was declared in an order dated January 23, 2013.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) EUR 18,428,076.43 relating to the value of the property auctioned; (ii) EUR 32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) EUR 360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff EUR 4,458,960.61, and Galesa Promociones, S.A. to pay the Bank EUR 1,428,075.70, which resulted in a net loss of EUR 3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 400,000.

Galesa de Promociones S.A. filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming EUR 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. The defendant Delforca 2008, S.A. voluntarily petitioned for an insolvency order, which was granted on August 3, 2012 by Barcelona Commercial Court no. 10. On October 26, 2012, as part of the insolvency proceeding, this Court ordered the stay of the arbitration proceeding and of the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A., and also requested the Spanish Court of Arbitration that the arbitration proceedings underway be stayed immediately and notice be served that the effects of the arbitration agreement had been stayed. The Bank filed an appeal for reconsideration against this decision by the Commercial Court and that Court rejected the appeal. A formal protest has been filed and a remedy of appeal shall be filed by Banco Santander, S.A. on appropriate time to be decided by the Barcelona Court of Appeal.

The Arbitration Court, in strict obedience with the decision of the Commercial Court, agreed in a decision dated January 20, 2013 to stay the arbitration proceedings at the stage reached until a decision may be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party due to the potential creditor’s rights to which it might be entitled as a result of the arbitration proceeding relating to Delforca 2008 S.A, with a view to having the claim recognized as a contingent ordinary claim without specified amount. The insolvency proceeding is in the common phase and on November 5, 2012, the insolvency manager submitted the report referred to in Articles 74 and 75 of the Insolvency Law, accompanied by the inventory and provisional list of creditors. The insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, on January 2, 2013, Banco Santander, S.A. filed an ancillary claim contesting the document and seeking the aforementioned claim’s recognition on the terms notified. A decision is yet to be handed down in this regard. Delforca 2008 S.A. has filed an answer to the claim but Banco Santander, S.A. has not been notified of an answer to the claim being filed by the insolvency manager.

Additionally, in April 2009 Mobilaria Monesa, S.A. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay currently subsists due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander S.A. An appeal was filed against this order by Delforca 2008, S.A. at the Santander Provincial Appellate Court but a judgment thereon is yet to be issued.

On April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it substantially requested indemnification for the damage and losses suffered by Delforca 2008, S.A. arising from the counterclaim filed in the arbitration proceeding that was concluded with the annulled award; although in its claim, invoking Article 219.3 of the Civil Procedure Law, it leaves for a subsequent proceeding the amount to be settled (as the case may be) by Banco Santander, S.A. (which it put at a figure of up to EUR 218,000,000 in the preceding arbitration proceeding). Banco Santander, S.A. filed a motion for declinatory exception arguing that the ordinary courts lacked jurisdiction because the dispute had been submitted to arbitration, which was upheld in an order dated July 2, 2012, in which the court resolved to abstain from hearing the case and ordered a stay of the proceedings. Delforca 2008, S.A. filed an appeal against the order and a decision is yet to be handed down thereon by the Provincial Appellate Court.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court subsequently dismissed the extraordinary appeal filed by the Bank by means of a monocratic decision (adopted by only one of the judges of the court), thereby upholding the aforementioned judgment. As a result, the Bank filed a special appeal called an “Agravo Regimental” and the 1st Chamber of the Supreme Federal Court upheld the Extraordinary Appeal filed by the Bank and denied the Association’s Appeal. Thus, the Extraordinary Appeal filed by the Bank now follows for the plenary session of the Supreme Court for decision about general repercussion and the main matters.

•	“Planos económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions at civil law. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. We expect that a judgement will be handed down this year; however, this is still pending and there are no hearings scheduled at this moment.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party.

Also, on March 29, 2011, the Bank filed a notice of opposition against the specific provisional enforcement measures of the court. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. A cassation appeal was filed by Banco Occidental de Descuento, Banco Universal, C.A. against the Madrid Provincial Appellate Court judgment and the parties have appeared before the Supreme Court.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 31,704,000 in principal and EUR 2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on February 29, 2012, and a decision is yet to be issued thereon.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of EUR 46 million was recognized in the consolidated income statement (EUR 33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was EUR 143 million (EUR 100 million after tax), which were recognized in the consolidated income statement for 2008.

As of the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled EUR 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (EUR 500 million -EUR 350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons, due to the interest the Group has in maintaining its business relationship with these customers.

At the time of its intervention, Madoff Securities was an authorized broker dealer, registered and overseen by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal’s documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal’s conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains the waiver of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s waiver applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity in the Bahamas (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds’ assets are held, transferred the full amount of the claim recognized by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was USD 1,540,141,277.60, which was included in the SPV’s net assets.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in profit or loss for 2011, as a result of the cash proceeds from that sale, a recovery of approximately EUR 249 million of the initial loss.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

In the second half of 2012 the Group made additional sales of its interest in the SPV and, accordingly, at December 31, 2012, it held an interest of approximately 5.54% in the SPV through the Optimal Strategic US Equity Series fund.

As of the date of preparation of this report, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the two specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), the risk of loss is considered to be remote.

•	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” of the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to USD 50 per debenture at the date on which the “change of control” took place.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On December 13, 2011, the Court handed down a decision, granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the payment of damages to a district court judge for investigation.

On September 12, 2012, the judge in charge of the investigation issued a report recommending that the interest rate of the Trust PIERS be set at 13.61% from January 31, 2009 and that the holders of Trust PIERS should be compensated with USD 305,626,022 for unpaid interest, USD 3,160,012.31 for lawyers’ fees and USD 130,150.23 for the interest on such expenses.

On November 23, 2012, Sovereign signed a “ Settlement Agreement” with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed.

The Settlement Agreement (i) acknowledges that a “change of control” occurred in accordance with the Trust indenture as a result of the acquisition, (ii) provides that the annual interest rate on the distributions made to the Trust PIERS holders from November 15, 2012 shall be 12.835%, (iii) requires Sovereign to carry out a takeover bid for all the Trust PIERS at a purchase price of USD 78.95 in cash per USD 50.00 and (iv) establishes that Sovereign may redeem the issue in full at any time from January 30, 2014. The Settlement Agreement also requires Sovereign to make additional offers to purchase the Trust PIERS within ten business days following each quarterly distribution from the settlement date until no Trust PIERS remain outstanding, at the same purchase price mentioned above.

On November 26, 2012, Sovereign announced to the Trust PIERS holders an offer in accordance with the requirements of the Settlement Agreement indicated in point (iii) of the preceding paragraph, which was completed on December 26, 2012, and approximately 40.4% of the outstanding aggregate liquidation amount of the Trust PIERS was accepted for purchase. In addition, under the Settlement Agreement, on December 26, 2012, the parties applied to discontinue proceedings at the US District Court for the Southern District of New York and, accordingly, this litigation is therefore concluded.

At December 31, 2011, the Group had recognized the estimated amount of the contingency with third parties (USD 139 million) due to this litigation, which includes the cumulative interest at 7.410% from January 31, 2009 to December 31, 2011 and the amount due to increasing the debentures to par (USD 50). In 2012 the Group recognized USD 163 million in the consolidated income statement in relation to the Settlement Agreement that resolved the contingency with non-Group third parties.

As of the date of this report, certain other less significant non-tax-related proceedings are also in progress.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at December 31, 2012, 2011 and 2010, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of payments made by the Group arising from litigation in 2012, 2011 and 2010 is not material with respect to these consolidated financial statements.

26. Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010
Transactions in transit	784	866	321
Accrued expenses and deferred income	5,124	5,413	4,891
Other	2,054	3,237	2,388

	7,962	9,516	7,600

27. Tax matters

a)	Consolidated Tax Group

Pursuant to current legislation, the Consolidated Tax Group includes Banco Santander, S.A. (as the Parent) and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups (as the controlled entities).

The other Group companies file income tax returns in accordance with the tax regulations applicable to them.

b)	Years open for review by the tax authorities

At December 31, 2012, the Consolidated Tax Group had the years from 2005 to 2012 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2003 and 2004 for the main taxes applicable to the Consolidated Tax Group was completed in April 2010. Most of the tax assessments issued were signed on a contested basis.

In 2012 the Group in Spain paid the amounts relating to the previous years’ taxes on deposits from credit institutions, without prejudice to the lodging of such appeals it considers necessary.

In 2012 there were no developments with a significant impact in connection with the tax disputes at various instances which were pending resolution at December 31, 2011.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such contingent liabilities will become actual liabilities, and that in any event the tax charge which might arise therefrom would not materially affect the consolidated financial statements of the Group.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2012	2011	2010
Consolidated operating profit/(loss) before tax:
From continuing operations	3,583	7,858	12,010
From discontinued operations	99	32	66

	3,682	7,890	12,076

Income tax at tax rate applicable in Spain (30%)	1,105	2,367	3,623
Effect of application of the various tax rates applicable in each country (*)	170	390	270
Of which:
Brazil	318	390	441
United Kingdom	(96)	(52)	(52)
United States	43	113	64
Chile	(108)	(112)	(129)
Effect of profit or loss of associates and jointly controlled entities	(128)	(17)	(5)
Effect of gains not subject to taxation (1)	(186)	(262)	—
Effect of deduction of goodwill in Brazil	(414)	(414)	(506)
Tax effect on local books of transactions eliminated on consolidation	(86)	(188)	(304)
Permanent differences	158	(104)	(137)

Current income tax	619	1,772	2,941

Effective tax rate	16.82%	22.46%	24.35%
Of which:
Continuing operations	590	1,755	2,910
Discontinued operations	29	17	31
Of which:
Current tax	3,066	3,206	2,626
Deferred tax	(2,447)	(1,434)	315
Taxes paid in the year	3,162	1,924	2,078

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012 and of SCUSA in 2011 (see Note 3)

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2012	2011	2010
Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	113	396	387
Measurement of available-for-sale equity securities	(13)	51	134
Measurement of cash flow hedges	92	69	70
Measurement of actuarial gains/(losses) on pensions plans	1,440	902	577
Measurement of entities accounted for using the equity method	(11)	4	—

	1,621	1,422	1,168

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets—Deferred and Tax liabilities—Deferred is as follows:

	Millions of euros
	2012	2011	2010
Tax assets:	20,942	18,455	17,467
Of which:
Banco Santander (Brasil) S.A.	4,347	4,138	3,572
Santander Holdings USA, Inc.	1,374	1,506	1,933
Santander UK Group	150	431	656
Pre-retirements	1,081	866	887
Other pensions	458	692	806
Valuation adjustments	2,029	1,711	1,643
Of which: actuarial losses	1,185	694	378
Tax liabilities:	2,603	2,865	4,113
Of which:
Banco Santander (Brasil) S.A.	395	458	626
Santander UK Group	70	60	210
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	112	121	275
Santander Consumer Bank AG	106	102	85
Santander Holdings USA, Inc.	45	120	128
Valuation adjustments	757	547	678

The detail, by type, of the deferred tax assets and liabilities at December 31, 2012 is as follows:

Millions of euros
Tax losses and tax credits	7,643
Deductible temporary differences	13,299
Taxable temporary differences	(2,603)

The changes in Tax assets—Deferred and Tax liabilities—Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2011	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2012
Deferred tax assets	18,455	2,211	(28)	326	(22)	20,942
Deferred tax liabilities	(2,865)	236	197	(201)	30	(2,603)

	15,590	2,447	169	125	8	18,339

	Millions of euros
	Balances at December 31, 2010	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2011
Deferred tax assets	17,467	1,081	(198)	299	(194)	18,455
Deferred tax liabilities	(4,113)	353	784	112	(1)	(2,865)

	13,354	1,434	586	411	(195)	15,590

	Millions of euros
	Balances at December 31, 2009	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2010
Deferred tax assets	16,190	72	882	248	75	17,467
Deferred tax liabilities	(3,452)	(387)	(381)	106	1	(4,113)

	12,738	(315)	501	354	76	13,354

f)	Other disclosures

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28. Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2012	2011	2010
Banco Santander (Brasil) S.A.	4,922	3,531	3,527
Banco Santander—Chile	1,027	916	512
Banesto	627	559	496
Grupo Financiero Santander México, S.A. B de C.V.	1,296	5	6
Other companies	775	555	396

	8,647	5,566	4,937

Profit/(Loss) for the year attributable to non-controlling interests	768	788	923
Of which:
Banco Santander (Brasil) S.A.	590	517	542
Banco Santander—Chile	208	183	175
Banesto	(138)	3	57
Grupo Financiero Santander México, S.A. B de C.V.	59	2	131
Other companies	49	83	18

	9,415	6,354	5,860

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	6,354	5,860	5,165
Changes in scope of consolidation	27	132	105
Change in proportion of ownership interest	3,337	405	(731)
Dividends paid to non-controlling interests	(409)	(431)	(393)
Changes in capital and other items	(10)	57	(2)
Profit for the year attributable to non-controlling interests	768	788	923
Valuation adjustments (including exchange differences)	(652)	(457)	793

Balance at end of year	9,415	6,354	5,860

As described in Note 3, in 2010 the Bank acquired non-controlling interests previously held by third parties in Grupo Financiero Santander México, S.A.B. de C.V. and Santander BanCorp, which led to a total reduction of EUR 1,223 million in the balance of Non-controlling interests. Also, in the third quarter of 2010 the Group sold 2.616% of Banco Santander (Brasil) S.A.’s share capital. The selling price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments—Exchange differences.

Also, in 2011 the Group sold 9.72% of the share capital of Banco Santander—Chile. The selling price amounted to USD 1,241 million, which gave rise to increases of EUR 434 million in Reserves and EUR 373 million in Non-controlling interests.

Finally, as indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments—Exchange differences.

Also, in January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

The foregoing changes are shown in the consolidated statement of changes in total equity.

29. Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of recognized income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense includes the changes to Valuation adjustments as follows:

•	Revaluation gains (losses): includes the amount of the income, net of the expenses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

•	Amounts transferred to income statement: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the income statement.

•	Amounts transferred to initial carrying amount of hedged items: includes the amount of the revaluation gains and losses previously recognized in equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

•	Other reclassifications: includes the amount of the transfers made in the year between the various valuation adjustment items.

The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a)	Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	December 31, 2012				December 31, 2011				December 31, 2010
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	68	(1,286)	(1,218)	29,288	125	(1,175)	(1,050)	29,976	272	(1,797)	(1,525)	27,050
Rest of Europe	112	(179)	(66)	10,891	18	(507)	(489)	4,959	19	(229)	(210)	3,871
Latin America and rest of the world	627	(37)	589	23,759	426	(48)	378	22,058	503	(211)	292	27,785
Private-sector debt securities	215	(184)	31	23,786	264	(352)	(88)	24,596	461	(347)	114	20,983

	1,022	(1,686)	(664)	87,724	833	(2,082)	(1,249)	81,589	1,255	(2,584)	(1,329)	79,689
Equity instruments
Domestic
Spain	201	(34)	167	1,233	68	(91)	(23)	1,433	82	(326)	(244)	1,878
International
Rest of Europe	75	(46)	29	1,135	111	(160)	(49)	1,279	47	(266)	(219)	1,325
United States	15	(5)	10	1,022	94	(35)	59	1,032	71	(32)	39	1,550
Latin America and rest of the world	265	(56)	209	1,152	352	(67)	285	1,280	543	(39)	504	1,793

	556	(141)	415	4,542	625	(353)	272	5,024	743	(663)	80	6,546
Of which:
Listed	311	(68)	243	1,849	424	(255)	169	2,745	569	(552)	17	4,089
Unlisted	245	(73)	172	2,693	201	(98)	103	2,279	174	(111)	63	2,457

	1,578	(1,827)	(249)	92,266	1,458	(2,435)	(977)	86,613	1,998	(3,247)	(1,249)	86,235

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset and/or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2012 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 13 million in respect of debt instruments (2011: EUR 125 million; 2010: EUR 14 million) and of EUR 344 million in respect of equity instruments which had suffered a significant and prolonged fall in price at December 31, 2012 (2011: EUR 704 million; 2010: EUR 319 million). The impairment losses recognized on debt instruments in 2011 included EUR 106 million relating to Greek sovereign debt. In addition, the impairment losses recognized on equity instruments in 2011 included EUR 592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

At the end of 2012, 93% of the losses recognized under Valuation adjustments—Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 97% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions exacerbated by the interventions in recent years of Ireland, Greece and Portugal; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2012, 70% of the losses recognized under Valuation adjustments—Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

b)	Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2012 reflect the effect arising from the depreciation of foreign currencies, mainly of the Brazilian real. The changes in 2011 and 2010 reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of sterling and the Brazilian real.

Of the change in the balance in these years, a loss of EUR 388 million in 2012 and EUR 771 million in 2011 and a gain of EUR 1,640 million in 2010 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments—Hedges of net investments in foreign operations and Valuation adjustments—Exchange differences is as follows:

	Millions of euros
	2012	2011	2010
Net balance at end of year	(5,970)	(3,208)	(894)
Of which:
Arising on consolidation:
Subsidiaries:	(5,970)	(3,208)	(891)
Brazil Group	(2,627)	713	2,750
Chile Group	(80)	23	301
Mexico Group	(900)	(1,217)	(452)
Santander UK Group	(2,096)	(2,405)	(3,196)
Other	(267)	(322)	(294)
Associates	—	—	(3)

d)	Entities accounted for using the equity method

Valuation adjustments—Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates.

The net changes in Valuation adjustments—Entities accounted for using the equity method were as follows:

	Millions of euros
	2012	2011	2010
Balance at beginning of year	(95)	—	—
Revaluation gains (losses)	(61)	(38)	—
Net amounts transferred to profit or loss	21	—	—
Transfers	(17)	(57)	—

Balance at end of year	(152)	(95)	—

Of which:
Metrovacesa, S.A.	(55)	(34)	—
Zurich Santander Insurance América, S.L.	49	(14)	—
Santander Consumer USA	(92)	—	—

e)	Entities accounted for using the equity method

Valuation adjustments—Other valuation adjustments include:

•	Actuarial gains and losses generated, i.e. differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions.

•	The return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

30. Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2012 is set forth below.

31. Issued capital

a)	Changes

At December 31, 2009, the share capital consisted of 8,228,826,135 shares with a total par value of EUR 4,114 million.

On October 7, 2010, after completion on October 4, 2010 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, 11,582,632 new shares were issued to cater for the conversion of 33,544 debt securities.

On November 2, 2010, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 88,713,331 shares (1.08% of the share capital) were issued, corresponding to a capital increase of EUR 44 million.

Following these transactions, at December 31, 2010 the Bank’s share capital was represented by 8,329,122,098 shares with a total par value of EUR 4,164.5 million.

On February 1, 2011, the bonus issue through which the “Santander Dividendo Elección” programme (see Note 4) is instrumented took place, whereby 111,152,906 shares (1.33% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 65 existing shares, for an amount of EUR 55.5 million.

Additionally, on October 7, 2011, after completion on October 3, 2011 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the prospectus, 1,223,457 new shares were issued to cater for this exchange.

On November 2, 2011, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 125,742,571 shares (1.49% of the share capital) were issued, corresponding to a capital increase of EUR 62.8 million.

Finally, 341,802,171 new shares (3.837% of the share capital) with a par value of EUR 171 million and a share premium of EUR 1,773 million were issued on December 30, 2011 within the framework of the repurchase offer aimed at the holders of Series X preference shares issued by Santander Finance Capital, who, upon accepting this offer, irrevocably requested to subscribe new shares of the Bank for the amount received by them in the repurchase.

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On January 31, 2012 and May 2, 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” (see Note 34.a) the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. As a result of the exercise of this option, 73,927,779 shares were issued on June 7, 193,095,393 on July 5, 37,833,193 on August 7, 14,333,873 on September 6 and 200,311,513 on October 9, 2012, relating to capital increases of EUR 37 million, EUR 97 million, EUR 19 million, EUR 7 million and EUR 100 million, respectively.

Also, on July 31, 2012 and November 2, 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2012, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with a 8.31% holding), Chase Nominees Limited (with a 7.74% holding), The Bank of New York Mellon (with a 5.34% holding), EC Nominees Ltd. (with a 5.27% holding), and Caceis Bank (with a 3.10% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these ultimate shareholders individually holding a stake of 3% or more.

b)	Other considerations

The shareholders at the annual general meeting held on March 30, 2012 authorized additional share capital of EUR 2,269 million. The Bank’s directors have until March 30, 2015 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), although this power is limited to EUR 908 million.

The shareholders at the annual general meeting of March 30, 2012 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 8,000 million or the equivalent amount in another currency. The Bank’s directors have until March 30, 2017 to execute this resolution.

At December 31, 2012, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. B. de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A.; Banco Español de Crédito, S.A. and Bank Zachodni WBK S.A.

At December 31, 2012, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 44.2 million, which represented 0.43% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 160.5 million (equal to 1.56% of the Bank’s share capital).

At December 31, 2012, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

32. Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2012, 2011 and 2010 relates to the capital increases detailed in Note 31.a. Specifically, in 2012 the share premium was increased by EUR 6,551 million as a result of the conversion of “Valores Santander” and was reduced by EUR 220 million in order to cater for the capital increases resulting from the “Santander Dividendo Elección” programme. Also, in 2012 an amount of EUR 141 million was transferred from the Share premium account to the Legal reserve (2011: EUR 24 million; 2010: EUR 10 million) (see Note 33.b.i).

33. Reserves

a)	Definitions

Shareholders’ equity—Reserves—Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity—Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010
Accumulated reserves:
Restricted reserves-
Legal reserve	1,032	857	833
Reserve for treasury shares	1,549	821	737
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	125	1,246	1,745
Consolidation reserves attributed to the Bank	8,551	7,107	6,652
Reserves at subsidiaries	25,587	22,836	18,234

	36,898	32,921	28,255
Reserves of entities accounted for using the equity method:
Associates	255	59	52

	37,153	32,980	28,307

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve. In 2011 the Bank transferred EUR 24 million (2010: EUR 10 million) from the Share premium account to the Legal reserve. Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2012 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

iii.	Revaluation reserve Royal Decree Law 7/1996, of June7

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2012	2011	2010
Banco Santander (Brasil), S.A. (Consolidated Group)	5,237	4,395	2,904
Santander UK Group	4,764	4,189	3,418
Banesto	4,327	4,341	4,195
Banco Santander—Chile	3,072	2,691	1,834
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,104	2,399	1,931
Banco Santander Totta, S.A. (Consolidated Group)	1,860	1,985	1,949
Santander Consumer Finance Group	1,351	794	797
Santander Holdings USA	624	122	(41)
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	387	432	331
Banco Banif, S.A.	349	307	274
Banco Santander (Suisse) SA	333	84	44
Cartera Mobiliaria, S.A., SICAV	329	334	336
Banco Santander International -	288	245	206
Santander Investment, S.A.	219	247	217
Banco Santander Río S.A.	61	(77)	(227)
Exchange differences, consolidation adjustments and other companies (*)	282	348	66

	25,587	22,836	18,234

Of which: restricted	2,241	1,815	1,563

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34. Other equity instruments and Treasury shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.

At December 31, 2010 and 2011, Other equity instruments related mainly to “Valores Santander”, which are described below:

“Valores Santander”

In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A. Sole-Shareholder Company issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to EUR 7,000 million. It was possible to exchange these securities voluntarily for Bank shares on October 4, 2011, 2010, 2009 and 2008 and they were mandatorily exchanged on October 4, 2012.

The reference price of the Bank’s share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the debt securities -i.e. the number of Bank shares corresponding to each “Valor Santander” for conversion purposes- is 311.76 shares for each “Valor Santander”. The nominal interest rate on these securities was 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.

Subsequent to issue, Banco Santander, S.A. resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue which took place on July 30, through which the “Santander Dividendo Elección” programme was instrumented, and the new reference price of the shares of Banco Santander for conversion purposes was set at EUR 12.96 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” was 385,802 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 12.96).

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. Specifically, holders of “Valores Santander” who so desired could request the conversion thereof in the 15 calendar days prior to June 4, July 4, August 4 and September 4, 2012. As a result of this option, on June 7, 2012 195,923 “Valores Santander” were voluntarily converted into Bank shares (July 5, 2012: 511,769 shares; August 7, 2012: 98,092 shares; September 6, 2012: 37,160 shares; October 9, 2012: 519,300 shares). This conversion caused a reduction of EUR 6,811 million in Other equity instruments and increases of EUR 260 million and EUR 6,551 million in Issued capital and Share premium, respectively.

In 2012 interest of EUR 226 million (2011: EUR 268 million; 2010: EUR 243 million) was paid on the “Valores Santander” with a charge to reserves. This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital at the issue date. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

At the issue date, the Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost—Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments—Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions, the balances of Other equity instruments and Valuation adjustments were reduced by EUR 1,668 million and EUR 26 million, respectively, and the balances of Reserves and Non-controlling interests increased by EUR 162 million and EUR 1,532 million, respectively, and, accordingly, there was no impact on Equity.

b)	Treasury shares

Shareholders’ equity—Treasury shares includes the amount of own equity instruments held by all the Group entities.

Transactions involving own equity instruments, including their issuance and cancellation, are recognized directly in equity, and no profit or loss may be recognized on these transactions. The costs of any transaction involving own equity instruments are deducted directly from equity, net of any related tax effect.

The shareholders at the Bank’s annual general meeting on June 11, 2010 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at a number equivalent to 10% of the fully paid share capital amount, at a minimum share price not lower than par value and a maximum share price of up to 3% higher than the latest quoted price with respect to which the Bank did not trade for its own account in the Spanish Stock Market Interconnection System (including the block market) on the acquisition date concerned.

The Bank’s shares owned by the consolidated companies accounted for 0.474% of issued share capital at December 31, 2012 (December 31, 2011: 0.474%; December 31, 2010: 0.268%).

The average purchase price of the Bank’s shares in 2012 was EUR 5.49 per share and the average selling price was EUR 5.58 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was an EUR 85 million increase in 2012 (2011: EUR 31 million reduction; 2010: EUR 18 million reduction).

35. Memorandum items

Memorandum items relates to balances representing rights, obligations and other legal situations that in the future may have an impact on net assets, as well as any other balances needed to reflect all transactions performed by the consolidated entities although they may not impinge on their net assets.

a)	Contingent liabilities

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2012	2011	2010
Financial guarantees	14,437	15,417	18,395
Of which:
Financial bank guarantees	13,706	14,697	17,518
Doubtful guarantees	731	720	604
Irrevocable documentary credits	2,866	2,978	3,816
Other bank guarantees and indemnities provided	27,285	29,093	36,733
Other guarantees	27,089	28,937	29,331
Undertakings to provide bank guarantees	196	156	7,402
Other contingent liabilities	445	554	851
Assets earmarked for third-party obligations	108	108	108
Other contingent liabilities	337	446	743

	45,033	48,042	59,795

A significant portion of these guarantees will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

At December 31, 2012, the Group had recognized provisions of EUR 617 million to cover contingent liabilities (December 31, 2011: EUR 659 million; December 31, 2010: EUR 1,030 million) (see Note 25).

i.	Financial guarantees

Financial guarantees includes, inter alia, financial guarantee contracts such as financial bank guarantees, credit derivatives sold, and risks arising from derivatives arranged for the account of third parties.

ii.	Other bank guarantees and indemnities provided

This item includes guarantees other than those classified as financial, such as technical guarantees, guarantees covering the import and export of goods and services, irrevocable formal undertakings to provide bank guarantees, legally enforceable letters of guarantee and other guarantees of any kind.

iii.	Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2012	2011	2010
Drawable by third parties	187,664	181,559	179,964
Financial asset forward purchase commitments	891	307	1,589
Regular way financial asset purchase contracts	15,040	2,324	2,702
Securities subscribed but not paid	15	20	26
Securities placement and underwriting commitments	5	5	21
Documents delivered to clearing houses	12,132	10,925	17,410
Other contingent commitments	295	242	1,997

	216,042	195,382	203,709

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2012	2011	2010
Investment funds	89,176	102,611	113,510
Pension funds	10,076	9,645	10,965
Assets under management	18,889	19,200	20,314

	118,141	131,456	144,789

d)	Third-party securities held in custody

At December 31, 2012, the Group held in custody debt securities and equity instruments totaling EUR 725,609 million (December 31, 2011: EUR 768,917 million) entrusted to it by third parties.

36. Derivatives—Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2012		2011		2010
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value
Trading derivatives:
Interest rate risk-
Forward rate agreements	324,031	(7)	205,780	(13)	63,575	(19)
Interest rate swaps	2,114,198	2,942	2,344,783	366	2,097,581	481
Options and futures	655,091	(487)	782,874	(171)	923,975	(839)
Credit risk-
Credit default swaps	90,119	18	107,026	(60)	133,841	(65)
Foreign currency risk-
Foreign currency purchases and sales	187,976	278	232,619	(122)	165,747	(2,226)
Foreign currency options	49,442	(18)	50,376	32	41,419	(182)
Currency swaps	277,392	(436)	226,042	(157)	183,109	838
Securities and commodities derivatives and other	149,737	(1,714)	187,497	(460)	241,185	(198)

	3,847,986	576	4,136,997	(585)	3,850,432	(2,210)

Hedging derivatives:
Interest rate risk-
Interest rate swaps	195,416	2,154	179,010	2,546	211,964	1,225
Options and futures	8,006	19	2,169	34	5,506	25
Credit risk-
Credit default swaps	833	(7)	1,405	50	1,808	(7)
Foreign currency risk-
Foreign currency purchases and sales	24,758	(278)	3,351	(8)	3,875	(4)
Foreign currency options	24,740	(34)	37,724	(9)	30,989	(294)
Currency swaps	38,895	(399)	21,931	981	26,913	748
Securities and commodities derivatives and other	278	37	443	(140)	985	(100)

	292,926	1,492	246,033	3,454	282,040	1,593

	4,140,912	2,068	4,383,030	2,869	4,132,472	(617)

The notional and/or contractual amounts of the contracts entered into do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive market values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions.

The detail of the cumulative credit risk exposure, by type of financial derivative, is as follows:

	Millions of euros
	2012	2011	2010
Credit derivatives	1,177	2,500	1,455
Securities derivatives	4,544	3,986	4,076
Fixed-income derivatives	143	136	135
Currency derivatives	33,389	37,241	31,560
Interest rate derivatives	127,614	116,871	59,324
Commodities derivatives	459	877	580
Collateral received	(10,555)	(11,508)	(6,873)

Total gross risk	156,771	150,103	90,258

Total net risk	52,184	53,358	46,893

Cumulative credit risk exposure is presented in terms of Credit Risk Equivalent (CRE). CRE is defined as the sum of net replacement value (market value in the case of derivatives) plus the maximum potential value of the contracts in the future. This measurement is used for managing counterparty risk.

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2012		2011		2010
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	195,486	1,975	158,096	3,924	212,705	2,174
Cash flow hedges	56,311	(209)	57,034	(461)	43,090	(285)
Hedges of net investments in foreign operations	41,129	(274)	30,903	(9)	26,245	(296)

	292,926	1,492	246,033	3,454	282,040	1,593

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

i.	Fair value and cash flow hedges

Micro-hedges

The Group hedges the interest rate risk of the liabilities guaranteed by Banco Santander S.A. At 2012 year-end, the Group held derivative contracts to hedge the interest rate risk of issues with an equivalent euro notional amount of EUR 41,143 million. Of this amount, EUR 35,741 million were denominated in euros, EUR 3,389 million in US dollars and EUR 1,481 million in pounds sterling. At 2012 year-end, the fair value of these hedging derivatives gave rise to a gain of EUR 2,729 million which offset the losses recognized as a result of the measurement of the hedged items based on the related interest rate risk. The net result was a loss of EUR 101.3 million, already recognized in the consolidated income statement.

Interest rate risk hedges of portfolios of financial instruments

The main hedges of portfolios of financial instruments in the Group are described below:

•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios.

•	Hedges for the purpose of covering the interest rate risk of issued liabilities (issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias), senior debt, preference shares, etc.).

•	Interest rate risk hedges of portfolios of fixed-rate consumer loans.

•	Hedges for the purpose of covering the interest rate risk of sovereign debt portfolios in various currencies (euros and pounds sterling).

•	Hedges for the purpose of covering the interest rate risk of fixed-rate loans and reverse repurchase agreements with wholesale customers.

•	Hedges for the purpose of covering the interest rate risk of floating rate deposits from financial institutions.

These hedges are documented at Santander UK plc, Banesto, Santander Consumer Finance Group, Bank Zachodni WBK S.A., Banco Santander (Brasil) S.A. and Santander Holdings USA Inc.

At 2012 year-end, the Group had arranged fair value hedges and cash flow hedges to hedge the interest rate or cash flow risk of portfolios of financial instruments. In fair value hedges, the gains or losses on the hedged items are recognized in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk.

At 2012 year-end, gains of EUR 2,274 million and losses of EUR 598 million were recognized as a result of the measurement of the items hedged by these fair value macro-hedges.

In 2012 a net gain of EUR 344 million was recognized in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (micro-hedges and macro-hedges); this amount resulted from a gain of EUR 1,265 million on hedged items and a loss of EUR 921 on hedging derivatives.

In 2011 a net loss of EUR 83 million was recognized in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (a gain of EUR 1,461 million on hedging derivatives and a loss of EUR 1,544 million on hedged items). In 2010, in turn, a net loss of EUR 1 million was recognized (a gain of EUR 585 million on hedged items and a loss of EUR 586 on hedging derivatives).

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments—Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2012, within which the amounts recognized under Valuation adjustments—Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2012	Less than 1 year	1 to 5 years	After 5 years	Total
Debit balances (losses)	(152)	(30)	(37)	(219)

ii.	Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At 2012 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reais and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealized net loss of EUR 33 million. In addition to foreign currency options, the Group also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million in 2011; Brazilian reais for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totaled EUR 6,377 million and gave rise to a loss of EUR 170 million.

At 2011 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 16,688 million, of which EUR 14,456 million were denominated in Brazilian reais, EUR 942 million in Mexican pesos and EUR 1,290 million in Polish zloty. In 2011 losses amounting to EUR 83 million arising from the settlement of options that were exercised in the year were taken to equity. At 2011 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 71 million. In addition to these foreign currency options, the Group also arranged other hedging derivatives to round off its strategy for hedging the structural foreign currency risk of its investments in the following currencies: Chilean pesos for a total notional amount of EUR 3,515 million, which gave rise to a gain of EUR 95 million in 2011; pounds sterling for a notional amount of EUR 5,604 million, which gave rise to a loss of EUR 168 million in 2011; and Mexican pesos for a total notional amount in currency swaps of EUR 2,880 million, with a gain of EUR 86 million.

Lastly, in addition to these hedges involving derivatives, the structural currency risk of the underlying carrying amount in US dollars was neutralized by hedging it directly through the spot sale of US dollars against euros, for a total amount of EUR 2,216 million, which gave rise to a loss of EUR 195 million in 2011.

At 2010 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 13,375 million, of which EUR 10,030 million were denominated in Brazilian reais and EUR 3,345 million in Mexican pesos. In 2010 losses amounting to EUR 1,313 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2010 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 320 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 2,759 million, which gave rise to a loss of EUR 316 million in 2010. The hedge, through short currency positions taken using futures, of the underlying carrying amount in pounds sterling, for a notional amount of EUR 4,930 million, recorded a loss of EUR 109 million in 2010. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.

In line with the purpose of hedging the underlying carrying amount of currency holdings, the overall gains or losses obtained from the aforementioned hedges are offset from an equity position by valuation adjustments in euros of the Group’s investments in its investees.

37. Discontinued operations

As a result of the envisaged disposal of the Santander UK card business that was formerly owned by GE, it has been discontinued in 2012, 2011 or 2010.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2012	2011	2010
Interest income/(charges)	232	242	291
Net fee and commission income	48	65	77
Gains (losses) on financial transactions	—	—	(2)
Other operating income/expenses	(2)	(3)	5

Total income	278	304	371
Personnel expenses	(19)	(26)	(39)
Other general administrative expenses	(114)	(123)	(156)
Depreciation and amortization	(6)	(13)	(5)
Net loan-losses provisions	(6)	(11)	(18)
Impairment losses on financial assets	(36)	(97)	(80)

Loss from operations	97	34	73
Gains (losses) on disposal of assets not classified as non-current assets held for sale	2	(2)	(7)

Loss before tax	99	32	66

Income tax	(29)	(17)	(31)

Profit (loss) from discontinued operations	70	15	35

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2012	2011	2010
Cash and cash equivalents at beginning of year	—	—	—
Cash flows from operating activities	(3)	13	11
Cash flows from investing activities	3	(13)	(11)
Cash flows from financing activities	—	—	—

Cash and cash equivalents at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2012	2011	2010
Basic earnings per share (euros)	(0.01)	0.00	0.00
Diluted earnings per share (euros)	(0.01)	0.00	0.00

38. Interest and similar income

Interest and similar income in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The detail of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Balances with the Bank of Spain and other central banks	2,693	3,192	1,933
Loans and advances to credit institutions	1,034	1,061	1,045
Debt instruments	7,093	7,406	6,232
Loans and advances to customers	46,127	46,670	41,584
Insurance contracts linked to pensions (Note 25)	45	86	90
Other interest	1,799	2,203	1,753

	58,791	60,618	52,637

39. Interest expense and similar charges

Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.

The detail of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Balances with the Bank of Spain and other central banks	522	448	304
Deposit from credit institutions	1,959	2,417	1,358
Customer deposits	16,403	16,818	13,445
Marketable debt securities	7,277	6,430	4,959
Subordinated liabilities (Note 23)	1,650	1,940	2,230
Provisions for pensions (Note 25)	398	357	481
Other interest	659	1,614	895

	28,868	30,024	23,672

40. Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2012	2011	2010
Equity instruments classified as:
Financial liabilities held for trading	290	268	242
Available-for-sale financial assets	133	126	120

	423	394	362

41. Income for companies accounted for using the equity method

Income for companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of Income for companies accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010
Santander Consumer USA Inc.	349	—	—
Zurich Santander Insurance América, S.L.	134	59	—
Metrovacesa, S.A.	(100)	—	—
Other companies	44	(2)	17

	427	57	17

42. Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2012	2011	2010
Collection and payment services:
Bills	336	317	316
Demand accounts	1,209	1,028	995
Cards	2,746	2,291	1,907
Cheques and other	226	290	286
Orders	347	432	351

	4,864	4,358	3,855

Marketing of non-banking financial products:
Investment funds	1,074	1,195	1,198
Pension funds	143	145	152
Insurance	2,451	2,462	2,120

	3,668	3,802	3,470

Securities services:
Securities underwriting and placement	204	204	302
Securities trading	323	337	310
Administration and custody	214	217	222
Asset management	103	77	84

	844	835	918

Other:
Foreign exchange	229	252	178
Financial guarantees	484	501	530
Commitment fees	282	233	213
Other fees and commissions	2,361	2,659	2,395

	3,356	3,645	3,316

	12,732	12,640	11,559

43. Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2012	2011	2010
Fees and commissions assigned to third parties	1,616	1,404	1,176
Of which: Cards	1,203	990	795
Brokerage fees on lending and deposit transactions	36	44	42
Other fees and commissions	819	784	681

	2,471	2,232	1,899

44. Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2012	2011	2010
Other financial instruments at fair value through profit or loss (*)	159	21	70
Financial instruments not measured at fair value through profit or loss	1,789	803	791
Of which: Available-for-sale financial assets	915	627	1,020
Of which:
Debt instruments	576	328	438
Equity instruments	339	299	582
Of which: Other	874	176	(229)
Of which:
Due to exchange and repurchase of securities	870	144	—
Hedging derivatives and other	(79)	(99)	(9)
Other financial assets and liabilities held for trading (*)	1,460	2,113	1,314

	3,329	2,838	2,166

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Due to exchange and repurchase of securities

On January 1, 2010, Banco Santander, S.A. invited the holders of subordinated bonds (corresponding to 13 different series issued by various Group entities, with a combined outstanding principal amount of approximately EUR 3,300 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The level of acceptance of the invitation was approximately 60% and the total nominal amount of the securities accepted for purchase was approximately EUR 2,000 million.

Also, on February 17, 2010, Banco Santander, S.A. invited the holders of perpetual subordinated bonds issued by Santander Perpetual, S.A. (Sole-Shareholder Company), with a combined outstanding nominal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander, S.A. The nominal amount accepted was USD 1,093 million, 95% of the total targeted by the offer.

These transactions did not give rise to any significant gains or losses in 2010.

On November 15, 2011, Banco Santander, S.A. offered the holders of subordinated bonds issued by Santander Issuances, S.A. (Sole-Shareholder Company) with a combined outstanding nominal amount of approximately EUR 5,499 million and GBP 1,143 million the possibility of exchanging these securities for newly-issued, non-subordinated fixed-income securities of the Group denominated in pounds sterling and euros. Holders of securities with a cumulative nominal amount of EUR 1,256 million and GBP 217 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and credited to income an amount of EUR 144 million (EUR 100 million net of the related tax effect) relating to the difference between the carrying amount of the financial liability written down and the fair value of the consideration delivered.

In 2012 the Group performed several securities exchange and repurchase transactions for which EUR 870 million were credited to income. In July 2012 the Group offered the holders of certain securities issued by Santander UK plc the possibility of exchanging these securities for newly-issued Santander UK plc securities; in August 2012 Banco Santander, S.A. and Santander Financial Exchanges Limited invited the holders of securities of various issues of Santander Finance Preferred, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company) and Santander Issuances, S.A. (Sole-Shareholder Company) to submit offers for the sale of their securities, to be purchased in cash; in February 2012 Banco Español de Crédito, S.A. offered the holders of preference shares of various issues the possibility of exchanging these securities for securities of a new non-convertible bond issue and, in September 2012, Banco Español de Crédito, S.A. offered the holders of securities of various issues to submit an offer for the sale of their securities, to be purchased in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2012	2011	2010
Loans and advances to credit institutions	20,115	9,337	35,047
Loans and advances to customers	23,098	19,804	8,532
Debt instruments	46,561	55,353	62,475
Equity instruments	6,180	5,209	17,119
Derivatives	110,319	102,498	73,069

	206,273	192,201	196,242

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group also applies a risk premium accrual policy.

At December 31, 2012, the actual credit risk exposure of the derivatives was EUR 52,184 million (see Note 36).

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 35,020 million at December 31, 2012.

Also, mortgage-backed assets totaled EUR 4,153 million.

•	Debt instruments include EUR 38,809 million of Spanish and foreign government securities.

At December 31, 2012, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2012	2011	2010
Deposits from central banks	(2,142)	(9,250)	(12,942)
Deposits from credit institutions	(19,154)	(17,519)	(47,634)
Customer deposits	(37,535)	(43,556)	(34,991)
Marketable debt securities	(4,905)	(8,262)	(4,644)
Short positions	(15,181)	(10,187)	(12,302)
Derivatives	(109,743)	(103,083)	(75,279)

	(188,660)	(191,857)	(187,792)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was EUR 71 million at December 31, 2012.

45. Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46. Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2012	2011	2010
Insurance activity	593	392	378
Income from insurance and reinsurance contracts issued	5,541	6,748	7,162
Of which:
Insurance and reinsurance premium income	4,667	6,547	6,845
Reinsurance income (Note 15)	874	201	317
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	(6,784)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	(5,816)
Net provisions for insurance contract liabilities	(323)	(1,202)	(689)
Reinsurance premiums paid	(185)	(302)	(279)
Non-financial services	137	151	135
Sales and income from the provision of non-financial services	369	400	340
Cost of sales	(232)	(249)	(205)
Other operating income and expenses	(620)	(522)	(412)
Other operating income	783	902	688
Of which, fees and commissions offsetting direct costs	130	119	70
Other operating expenses	(1,403)	(1,424)	(1,100)
Of which, Deposit Guarantee Fund	(530)	(346)	(307)

	110	21	101

Most of the Bank’s insurance activity is carried on in life insurance.

47. Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2012	2011	2010
Wages and salaries	7,343	7,382	6,619
Social security costs	1,353	1,313	1,186
Additions to provisions for defined benefit pension plans (Note 25)	145	138	146
Contributions to defined contribution pension funds (Note 25)	155	137	147
Share-based remuneration costs	133	185	153
Of which, Bank directors	4	4	5
Other Personnel expenses	1,177	1,150	1,045

	10,306	10,305	9,296

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2012	2011	2010
The Bank:
Senior management (*)	96	100	100
Other line personnel	16,545	16,502	16,289
Clerical staff	2,845	3,048	3,284
General services personnel	29	30	31

	19,515	19,680	19,704
Banesto	8,762	9,049	9,272
Rest of Spain	6,708	7,236	6,749
Santander UK plc	20,355	20,061	18,534
Banco Santander (Brasil) S.A.	53,543	53,431	53,829
Other companies (**)	79,752	77,596	64,510

	188,635	187,053	172,598

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.
(**)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2012 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	1,541	385	6,450	3,115	23,627	26,597
United Kingdom	131	26	1,070	435	9,376	14,327
Latin America	695	111	5,223	2,952	37,776	52,926

	2,367	522	12,743	6,502	70,779	93,850

The same information, expressed in percentage terms at December 31, 2012, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	80%	20%	67%	33%	47%	53%
United Kingdom	83%	17%	71%	29%	40%	60%
Latin America	86%	14%	64%	36%	42%	58%
	83%	17%	66%	34%	43%	57%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group at December 31, 2012, 2011 and 2010 are described below.

i.	Bank

In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

	Number of shares (in thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/10	51,726
Shares delivered (Plan I10)	(12,947)	2007	Executives	(4,930)	06/23/07	07/31/10
Options cancelled, net (Plan I10)	(2,790)	2007	Executives	(577)	06/23/07	07/31/10
Options granted (Plan I13)	19,613	2010	Executives	6,782	06/11/10	07/31/13
Plans outstanding at 12/31/10	55,602
Shares delivered (Plan I11)	(13,472)	2008	Executives	(5,379)	06/21/08	07/31/11
Options cancelled, net (Plan I11)	(3,650)	2008	Executives	(392)	06/21/08	07/31/11
Options granted (Plan I14)	16,286	2011	Executives	6,500	06/17/11	07/31/14
Plans outstanding at 12/31/11	54,766
Shares delivered (Plan I12)	(5,056)	2009	Executives	(5,749)	06/19/09	07/31/12
Options cancelled, net (Plan I12)	(13,811)	2009	Executives	(761)	06/19/09	07/31/12
Options cancelled, net (Plan I14)	(1,810)	2011	Executives	199	06/17/11	07/31/14
Plans outstanding at 12/31/12	34,089
Of which:
Plan I13	19,613	2010	Executives	6,782	06/11/10	07/31/13
Plan I14	14,476	2011	Executives	6,699	06/17/11	07/31/14

Long-term incentive policy

At the board meeting on March 26, 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

Were it necessary or advisable for legal, regulatory or other similar reasons, the delivery mechanisms described below may be adapted in specific cases without altering the maximum number of shares linked to the plan or the essential conditions to which the delivery thereof is subject. These adaptations may involve replacing the delivery of shares with the delivery of cash amounts of an equal value.

The plans shaping the aforementioned incentive policy are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan and (iv) deferred conditional variable remuneration plan. The characteristics of the plans are set forth below:

(i)	Performance share plan

The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (the executive directors and senior executives who participate in the deferred conditional variable remuneration plan are not beneficiaries of PI14).

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth and final cycles of the performance share plan (PI11, PI12, PI13 and Pl14, respectively) were approved. On July 31, 2009, 2010, 2011 and 2012 the first, second, third and fourth cycles (Pl09, Pl10, Pl11 and P12, respectively) were cancelled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered, is defined by comparing the Group’s performance with that of a benchmark group of financial institutions and is linked to only one parameter, namely Total Shareholder Return (TSR). With regard to the plans approved until June 2008, the targets, which, if met, determined the number of shares to be delivered, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the beginning of the year in which the cycle ends.

At the end of the cycle of plan Pl13, the TSR for Santander and each of the benchmark entities will be calculated and the results will be ranked from first to last, thereby determining the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%

In the case of Plan PI14, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	86.0%
7th	72.0%
8th	58.0%
9th	44.0%
10th	30.0%
11th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist, will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

The fair value of the equity instruments granted under these plans is EUR 175 million, and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan I12 matured in 2012. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I11 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.

(ii)	Obligatory investment share plan

The deferred share-based variable remuneration is instrumented through this multiannual incentive plan, which is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.

The current beneficiaries of the plan are the Group’s top 27 executives, who include the executive directors, non-director members of senior management and other executives (see Note 5).

This plan, which was discontinued in 2010, is structured in three-year cycles. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general meeting, the obligatory investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

Participants who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made will be entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shares will be delivered within a maximum period of one month from the third anniversary of the date on which the obligatory investment was made.

The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

(iii)	Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan. This deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of the Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three installments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
600 to 1,200 (inclusive)	30%
1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The shareholders at the annual general meetings held on June 17, 2011 and March 30, 2012 approved the second and third cycle of this plan, respectively. The beneficiaries are the executives or employees of the Group whose variable remuneration or annual bonus for 2011 and 2012, respectively, generally exceeds EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. These cycles are not applicable to executive directors or other senior executives and other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three installments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv)	Deferred conditional variable remuneration plan

The shareholders at the annual general meetings held on June 17, 2011 and March 30, 2012 approved the first and second cycles, respectively, of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 and 2012, respectively, of the executive directors and certain executives (including senior management) and employees whose professional activities significantly impact the risk profile or who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees whose professional activities significantly impact the risk profile (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of these cycles is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage (*)	Deferred percentage (*)
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015 for the first cycle and in 2014, 2015 and 2016 for the second cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the deferred amount in shares and the interest on the amount accrued in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011 and 2012 for the first and second cycle, respectively.

ii.	Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/10	8,725	7.24

Options granted (Sharesave)	3,359	6.46	2010	Employees	4,752	(**)	11/01/10	11/01/13
							11/01/10	11/01/15
Options exercised	(72)	7.54
Options cancelled (net) or not exercised	(3,073)	6.82

Plans outstanding at 12/31/10	8,939	7.09

Options granted (Sharesave)	7,725	4.46	2011	Employees	7,429	(**)	11/01/11	11/01/14
							11/01/11	11/01/16
Options exercised	(43)	4.09
Options cancelled (net) or not exercised	(5,348)	6.92

Plans outstanding at 12/31/11	11,273

Options granted (Sharesave)	10,012	3.66	2012	Employees	7,089	(**)	11/01/12	11/01/15
							11/01/12	11/01/17
Options exercised	(3)	4.56
Options cancelled (net) or not exercised	(6,469)	5.34

Plans outstanding at 12/31/12	14,813

Of which:
Executive Options	12	4.54	2003-2004	Executives	2		03/26/06	03/24/13
Sharesave	14,801	5.37	2008-2011	Employees	13,110	(**)	11/01/08	11/01/16

(*)	At December 31, 2012, 2011 and 2010, the euro/pound sterling exchange rate was EUR 1.22534/GBP 1; EUR 1.19717/GBP 1 and EUR 1.16178/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the plan by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme, which commenced in September 2008, was approved by the shareholders at the annual general meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011 and March 30, 2012, the shareholders approved a plan with similar features to the plan approved in 2008.

iii.	Fair value

The fair value of each plan granted by the Group is calculated at the grant date. With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately, the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employment during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14
Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.07%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the l14 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2012	2011	2010
Risk-free interest rate	0.75%-5.2%	1.7%-5.2%	1.7%-5.2%
Dividend increase	4.6%	(2.6)%	8%
Volatility of underlying shares based on historical volatility over five years	20.3%-44.6%	20.3%-42.2%	20.3%-39.4%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48. Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2012	2011	2010
Property, fixtures and supplies	1,916	1,846	1,714
Other administrative expenses	1,694	1,671	1,497
Technology and systems	889	828	759
Advertising	662	690	625
Communications	638	649	654
Technical reports	491	466	421
Per diems and travel expenses	297	312	275
Taxes other than income tax	415	400	374
Surveillance and cash courier services	432	412	401
Insurance premiums	61	65	57

	7,495	7,339	6,777

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:

	Millions of euros
	2012	2011
AUDIT FEES
Audit of the financial statements of the companies audited by Deloitte	21.0	20.4
Of which:
Santander UK plc	4.4	3.9
Santander Holdings USA, Inc.	2.2	2.2
Banco Santander (Brasil) S.A.	1.8	1.6
Audit of the Bank’s separate and consolidated financial statements	1.3	1.1
Other audit services:	17.1	15.8
Internal control audit (SOX) and regulatory capital audit (Basel)	5.8	6.2
Audit of the consolidated half-yearly financial statements	5.8	5.5
Review of documentation filed in different markets/with regulators	3.0	2.0
Comfort letters	2.5	2.1

TOTAL AUDIT FEES	38.1	36.2

AUDIT-RELATED FEES
Other work and reports required by the various national supervisory bodies of the countries in which the Group operates	6.7	4.6
Other non-recurring services:	13.9	9.0
Non-recurring reviews required by regulatory bodies	2.1	0.2
Due diligence review work	1.8	1.5
Issuance of other assurance reports	2.8	1.8
Review of procedures, data, controls and other services	7.2	5.5

TOTAL AUDIT-RELATED FEES	20.6	13.6

TOTAL AUDIT AND AUDIT-RELATED FEES	58.7	49.8

TAX FEES	4.3	3.8
ALL OTHER FEES	8.1	5.7

TOTAL	71.1	59.3

•	Other information

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the consolidated Audit Law (Legislative Royal Decree 1/2011, of 31 July) and by the Sarbanes-Oxley Act of 2002, and did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 38.7 million (2011: EUR 37 million; 2010: EUR 18.9 million).

49. Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2012	2011	2010
Gains:
On disposal of tangible assets	219	128	206
On disposal of investments	775	1,795	193
Of which:
Santander Consumer USA Inc. (Note 3)	—	872	—
Latam insurance companies (Note 3)	—	908	—
Banco Santander Colombia (Note 3)	619	—	—

	994	1,923	399

Losses:
On disposal of tangible assets	(87)	(76)	(9)
On disposal of investments	(1)	(1)	(40)

	(88)	(77)	(49)

	906	1,846	350

50. Gains / (losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2012	2011	2010
Non-current assets held for sale	(757)	(2,109)	(332)
Impairment (Note 12)	(449)	(2,037)	(298)
Loss on sale (Note 12)	(308)	(72)	(34)
Other gains	—	—	113
Other losses	—	—	(71)

	(757)	(2,109)	(290)

51. Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2012
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	38,953	29,528	74,048	103,089	70,857	362,979	696,014	5.29%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,460	38,058	89,196	120,793	85,172	420,152	963,070	4.61%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n.a.

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,725)	(27,323)	(60,678)	(52,069)	27,305	350,621	3,749

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

Both asset and liability balances with central banks increased following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand million at December 31, 2012, due mainly to Banco Santander Totta, S.A.

	December 31, 2011
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	68,634	21,921	2,772	3,130	66	—	1	96,524	5.59%
Available-for-sale financial assets-
Debt instruments	84	3,650	2,288	9,131	14,734	11,446	40,256	81,589	5.25%
Loans and receivables-
Loans and advances to credit institutions	12,963	16,476	1,385	2,652	1,547	1,841	5,525	42,389	4.22%
Loans and advances to customers	24,467	39,832	32,459	79,274	102,134	67,195	383,376	728,737	6.74%
Debt instruments	58	1,688	737	339	399	1,220	2,399	6,840	3.34%

	106,206	83,567	39,641	94,526	118,880	81,702	431,557	956,079	6.36%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	113	9,601	5	1	—	25,276	—	34,996	1.63%
Deposits from credit institutions	2,276	27,970	10,756	14,897	10,983	14,331	160	81,373	5.69%
Customer deposits	299,631	87,398	40,465	74,515	63,284	14,301	9,383	588,977	2.64%
Marketable debt securities (*)	503	8,093	13,532	23,325	52,077	33,899	57,681	189,110	3.32%
Subordinated liabilities	77	1	2	237	2,846	3,402	16,427	22,992	6.38%
Other financial liabilities	6,184	2,637	6,274	367	1,632	420	707	18,221	n.a

	308,784	135,700	71,034	113,342	130,822	91,629	84,358	935,669	3.10%

Difference (assets less liabilities)	(202,578)	(52,133)	(31,393)	(18,816)	(11,942)	(9,927)	347,199	20,410

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2010
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate
Assets:
Cash and balances with central banks	64,653	8,354	2,664	2,031	66	—	17	77,785	4.71%
Available-for-sale financial assets-
Debt instruments	291	1,939	1,395	5,836	26,329	11,086	32,813	79,689	5.23%
Loans and receivables-
Loans and advances to credit institutions	10,205	17,131	2,017	3,551	2,511	1,199	8,194	44,808	3.67%
Loans and advances to customers	19,339	35,175	33,663	77,237	105,229	73,935	369,394	713,972	5.29%
Debt instruments	30	1,556	867	1,046	932	409	3,589	8,429	2.04%

	94,518	64,155	40,606	89,701	135,067	86,629	414,007	924,683	5.13%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	704	7,486	305	2	65	82	—	8,644	1.12%
Deposits from credit institutions	3,603	22,172	9,116	12,272	9,218	10,500	4,012	70,893	4.23%
Customer deposits	282,895	71,286	47,990	79,457	68,481	16,467	14,809	581,385	2.88%
Marketable debt securities (*)	1,669	8,869	10,356	20,403	63,476	25,960	57,496	188,229	2.48%
Subordinated liabilities	69	20	1,361	137	2,318	1,776	24,794	30,475	5.98%
Other financial liabilities	8,151	2,516	4,539	351	2,643	403	740	19,343	n.a

	297,091	112,349	73,667	112,622	146,201	55,188	101,851	898,969	2.99%

Difference (assets less liabilities)	(202,573)	(48,194)	(33,061)	(22,921)	(11,134)	31,441	312,156	25,714

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash and balances with central banks	70,756	—	73,487	—	69,690	—
Financial assets/liabilities held for trading	106,813	80,893	110,645	89,833	112,990	96,089
Other financial assets at fair value through profit or loss	10,448	10,480	7,457	23,442	18,271	20,154
Available-for-sale financial assets	50,144	—	44,248	—	45,491	—
Loans and receivables	466,933	—	468,555	—	452,138	—
Investments	3,336	—	3,161	—	161	—
Tangible assets	5,667	—	5,349	—	5,270	—
Intangible assets	24,269	—	24,374	—	24,024	—
Financial liabilities at amortized cost	—	560,483	—	544,218	—	537,904
Liabilities under insurance contracts	—	—	—	—	—	9,516
Other	22,360	50,971	22,037	44,998	22,108	43,019

	760,726	702,827	759,313	702,491	750,143	706,682

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the accompanying consolidated balance sheet.

i)	Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	amount	value	amount	value	amount	value
Loans and receivables:
Loans and advances to credit institutions	53,785	54,397	42,389	42,351	44,808	45,103
Loans and advances to customers	696,014	702,685	728,737	739,997	713,972	720,238
Debt instruments	7,059	7,241	6,840	6,583	8,429	8,097

	756,858	764,323	777,966	788,931	767,209	773,438

ii)	Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	amount	value	amount	value	amount	value
Financial liabilities at amortized cost:
Deposits from central banks	50,938	50,938	34,996	34,996	8,644	8,644
Deposits from credit institutions	80,732	81,819	81,373	82,287	70,893	71,036
Customer deposits	589,104	590,278	588,977	589,173	581,385	582,624
Marketable debt securities	201,064	204,014	189,110	190,410	188,229	189,671
Subordinated liabilities	18,238	18,356	22,992	25,175	30,475	32,006
Other financial liabilities	19,245	19,246	18,221	18,194	19,343	19,282

	959,321	964,651	935,669	940,235	898,969	903,263

52. Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities. This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate. United Kingdom area includes retail and wholesale banking and asset management and insurance conducted by the various units and branches of the Group in the country. Latin America embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries (including Puerto Rico) and also includes the specialized units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Finally, the United States area includes the businesses of Sovereign Bank and Santander Consumer USA Inc.

The Corporate Activities segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. Finally, as the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. In 2012 the consumer credit business relating to the United Kingdom was incorporated in the United Kingdom and that relating to the United States was incorporated in the US, in both cases after an exit from Continental Europe. As a result, the segment reporting figures for 2011 and 2010 have been recalculated in order to facilitate their comparison with the figures for 2012.

Consequently, the sum of the figures in the various segment income statements is equal to those in the consolidated income statements. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of Total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	283,427	249,157	140,090	41,331	5,107	—	719,112
Financial assets held for trading (excluding loans and advances)	87,992	38,177	28,403	275	4,065	—	158,912
Available-for-sale financial assets	38,309	6,718	23,499	14,791	8,949	—	92,266
Loans and advances to credit institutions	49,020	18,124	25,799	714	50,422	(70,179)	73,900
Non-current assets	5,697	2,561	4,490	560	3,988	—	17,296
Other asset accounts	30,827	44,321	47,346	5,279	170,924	(90,583)	208,114

Total assets / liabilities and equity	495,272	359,058	269,627	62,950	243,455	(160,762)	1,269,600

Customer deposits	256,154	194,452	134,765	38,116	3,152	—	626,639
Marketable debt securities	21,119	73,919	28,107	820	82,002	2	205,969
Subordinated liabilities	118	5,534	5,734	1,986	4,866	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	78,177	29,313	32,131	14,221	69,304	(70,180)	152,966
Other liability accounts	107,245	42,689	48,481	2,628	4,442	(20,810)	184,674
Equity (share capital and reserves)	31,034	13,151	20,409	5,179	79,689	(69,773)	79,689

Other customer funds under management	43,391	13,919	60,831	—	—	—	118,141

Investment funds	27,080	13,919	48,178	—	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,235	—	12,653	—	—	—	18,889

Customer funds under management	320,783	287,823	229,437	40,922	90,020	2	968,987

The Corporate Activities segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s equity (EUR 79,689 million) is initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (EUR 69,773 million). This allocation is shown as an asset of the Corporate Activities segment (included in Other asset accounts) and as a liability of each business unit (included in Equity (share capital and reserves)). Therefore, the allocation is reflected in the intra-Group elimination adjustment balance sheet in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2011
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	303,117	254,140	139,867	40,194	5,078	6,145	748,541
Financial assets held for trading (excluding loans and advances)	79,230	41,440	31,705	271	7,300	—	159,946
Available-for-sale financial assets	40,424	55	26,186	12,435	7,513	—	86,613
Loans and advances to credit institutions	43,635	16,808	19,181	677	68,502	(97,077)	51,726
Non-current assets	5,359	2,290	4,312	493	4,385	1	16,840
Other asset accounts	25,392	40,809	53,854	5,715	196,988	(135,415)	187,343

Total assets / liabilities and equity	497,157	355,542	275,105	59,785	289,766	(226,346)	1,251,009

Customer deposits	244,836	194,317	134,078	36,884	22,418	—	632,533
Marketable debt securities	16,586	70,823	23,253	1,653	83,721	1,336	197,372
Subordinated liabilities	181	8,260	6,015	2,275	6,260	1	22,992
Liabilities under insurance contracts	517	—	—	—	—	—	517
Deposits from central banks and credit institutions	72,239	31,203	46,832	11,570	139,668	(158,374)	143,138
Other liability accounts	133,418	37,922	45,435	2,862	(39,416)	(2,879)	177,342
Equity (share capital and reserves)	29,380	13,017	19,492	4,541	77,115	(66,430)	77,115

Other customer funds under management	40,050	15,744	69,902	1	5,759	—	131,456

Investment funds	27,124	15,744	55,829	—	3,914	—	102,611
Pension funds	8,159	—	—	—	1,486	—	9,645
Assets under management	4,767	—	14,073	1	359	—	19,199

Customer funds under management	301,652	289,145	233,248	40,812	118,159	1,337	984,353

	Millions of euros
	2010
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	306,168	235,468	127,268	48,137	5,463	—	722,504
Financial assets held for trading (excluding loans and advances)	61,159	45,187	31,580	211	1,654	—	139,791
Available-for-sale financial assets	22,287	204	30,810	10,438	22,496	—	86,235
Loans and advances to credit institutions	48,991	29,178	27,973	1,077	48,065	(75,429)	79,855
Non-current assets	5,126	2,325	4,880	578	1,675	—	14,584
Other asset accounts	31,698	43,197	57,309	3,799	129,436	(91,452)	173,987

Total assets / liabilities and equity	475,429	355,559	279,820	64,240	208,789	(166,881)	1,216,956

Customer deposits	243,939	184,548	137,848	32,007	18,034	—	616,376
Marketable debt securities	14,708	64,326	15,376	7,967	90,496	—	192,873
Subordinated liabilities	435	8,143	5,683	2,781	13,433	—	30,475
Liabilities under insurance contracts	933	1	9,515	—	—	—	10,449
Deposits from central banks and credit institutions	64,056	57,221	43,655	15,170	35,439	(75,429)	140,112
Other liability accounts	130,217	29,388	46,082	2,890	(24,063)	(28,265)	156,249
Equity (share capital and reserves)	21,134	11,932	21,661	3,425	75,457	(63,187)	70,422

Other customer funds under management	46,198	14,369	77,180	30	7,770	—	145,547

Investment funds	32,650	14,369	61,621	—	4,870	—	113,510
Pension funds	9,468	—	—	—	1,497	—	10,965
Assets under management	5,944	—	14,801	30	(461)	—	20,314
Savings insurance	(1,864)	—	758	—	1,864	—	758

Customer funds under management	305,280	271,386	236,087	42,785	129,731	—	985,269

	Millions of euros
	2012
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total
INTEREST INCOME/(CHARGES)	8,854	3,336	17,881	1,695	(1,843)	29,923
Dividends	289	1	60	20	53	423
Income for companies accounted for using the equity method	(88)	(5)	183	341	(4)	427
Net fee and commission income/(expense)	3,625	1,190	5,097	378	(29)	10,261
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	306	1,231	1,071	244	288	3,140
Other operating income/(expenses)	(19)	24	(358)	(73)	536	110
TOTAL INCOME	12,967	5,777	23,934	2,605	(999)	44,284
General administrative expenses	(5,790)	(2,311)	(8,253)	(1,037)	(410)	(17,801)
Personnel expenses	(3,498)	(1,492)	(4,643)	(571)	(102)	(10,306)
Other general administrative expenses	(2,292)	(819)	(3,610)	(466)	(308)	(7,495)
Depreciation and amortization	(667)	(379)	(871)	(146)	(120)	(2,183)
Provisions (net)	(130)	(522)	(1,027)	(170)	371	(1,478)
Impairment losses	(9,903)	(1,220)	(7,380)	(265)	(112)	(18,880)
PROFIT (LOSS) FROM OPERATIONS	(3,523)	1,345	6,403	987	(1,270)	3,942
Impairment losses on non-financial assets	(27)	—	(17)	(24)	(440)	(508)
Other income and charges	(757)	5	226	7	668	149
PROFIT (LOSS) BEFORE TAX	(4,307)	1,350	6,612	970	(1,042)	3,583
Income tax	1,490	(312)	(1,484)	(165)	(119)	(590)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	(2,817)	1,038	5,128	805	(1,161)	2,993
Loss from discontinued operations	(7)	77	—	—	—	70
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	(2,824)	1,115	5,128	805	(1,161)	3,063
Attributable to non-controlling interests	(79)	—	866	—	(19)	768
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	(2,745)	1,115	4,262	805	(1,142)	2,295

	Millions of euros
	2011						2010
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total
INTEREST INCOME/(CHARGES)	7,976	4,128	16,473	3,289	1,272	30,594	7,022	4,682	14,802	3,113	(654)	28,965
Dividends	264	1	72	1	56	394	221	—	82	1	58	362
Income for companies accounted for using the equity method	17	1	36	—	3	57	10	—	10	—	(3)	17
Net fee and commission income (expense)	3,767	1,015	4,992	643	(9)	10,408	3,511	960	4,660	596	(67)	9,660
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	254	405	1,067	192	398	2,316	750	464	1,412	38	(57)	2,607
Other operating income/(expenses)	131	28	(198)	(57)	117	21	187	24	(163)	(67)	120	101
TOTAL INCOME	12,409	5,578	22,442	4,068	(707)	43,790	11,701	6,130	20,803	3,681	(603)	41,712
General administrative expenses	(5,805)	(2,131)	(8,037)	(1,169)	(502)	(17,644)	(5,202)	(2,122)	(7,248)	(1,073)	(428)	(16,073)
Personnel expenses	(3,535)	(1,407)	(4,480)	(645)	(238)	(10,305)	(3,297)	(1,294)	(3,980)	(603)	(122)	(9,296)
Other general administrative expenses	(2,270)	(724)	(3,557)	(524)	(264)	(7,339)	(1,905)	(828)	(3,268)	(470)	(306)	(6,777)
Depreciation and amortization	(590)	(343)	(932)	(126)	(107)	(2,098)	(599)	(308)	(784)	(119)	(127)	(1,937)
Provisions (net)	(437)	(964)	(1,052)	(43)	(120)	(2,616)	(69)	(140)	(990)	(85)	217	(1,066)
Impairment losses	(3,694)	(559)	(5,448)	(1,006)	(1,087)	(11,794)	(3,316)	(943)	(4,701)	(1,368)	(72)	(10,400)
PROFIT (LOSS) FROM OPERATIONS	1,883	1,581	6,973	1,724	(2,523)	9,638	2,515	2,617	7,080	1,036	(1,013)	12,235
Impairment losses on non-financial assets	(75)	—	(39)	(118)	(1,285)	(1,517)	(82)	—	(12)	(20)	(172)	(286)
Other income and charges	(1,719)	9	62	—	1,385	(263)	(192)	46	255	(6)	(42)	61
PROFIT (LOSS) BEFORE TAX	89	1,590	6,996	1,606	(2,423)	7,858	2,241	2,663	7,323	1,010	(1,227)	12,010
Income tax	133	(424)	(1,636)	(554)	726	(1,755)	(540)	(720)	(1,675)	(315)	340	(2,910)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	222	1,166	5,360	1,052	(1,697)	6,103	1,701	1,943	5,648	695	(887)	9,100
Loss from discontinued operations	(24)	39	—	—	—	15	(13)	61	—	—	(13)	35
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	198	1,205	5,360	1,052	(1,697)	6,118	1,688	2,004	5,648	695	(900)	9,135
Attributable to non-controlling interests	28	—	738	48	(26)	788	22	—	850	21	30	923
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	170	1,205	4,622	1,004	(1,671)	5,330	1,666	2,004	4,798	674	(930)	8,212

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, asset management, insurance and global wholesale banking and Spain’s run-off real estate; the sum of these four segments is equal to that of the primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate activities segment.

Retail Banking area covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance, details are also provided by the main geographic areas (Continental Europe, United Kingdom, Latin America and the US), as well as the main countries and Santander Consumer Finance. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

Global Wholesale Banking (GBM) reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

Asset Management and Insurance includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

Finally, the unit of Spain’s run-off real estate area is segregated into a unit within Continental Europe that includes loans from customers whose activity is mainly real estate development, which have a specialized management mode, equity stakes in real estate companies and foreclosed assets.

The condensed income statements and other significant data are as follows:

	Millions of euros
	2012						2011						2010
(Condensed) income statement	Commercial banking	Global wholesale banking	Asset management and insurance	Spain’s run-off real estate	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Spain’s run-off real estate	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Spain’s run-off real estate	Corporate activities	Total
INTEREST INCOME/(CHARGES)	28,865	2,708	119	74	(1,843)	29,923	28,882	2,637	258	89	(1,272)	30,594	26,629	2,562	229	199	(654)	28,965
Income from equity instruments	86	284	—	—	53	423	72	265	1	—	56	394	63	240	1	—	58	362
Income for companies accounted for using the equity method	400	—	131	(100)	(4)	427	16	—	38	—	3	57	20	—	—	—	(3)	17
Net fee and commission income (expense)	8,471	1,360	418	41	(29)	10,261	8,703	1,248	409	57	(9)	10,408	7,833	1,403	445	46	(67)	9,660
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	2,004	840	3	5	288	3,140	1,067	847	—	4	398	2,316	1,185	1,426	49	4	(57)	2,607
Other operating income/(expenses)	(630)	(16)	223	(3)	536	110	(541)	11	433	1	117	21	(376)	(32)	388	1	120	101
TOTAL INCOME	39,196	5,176	894	17	(999)	44,284	38,199	5,008	1,139	151	(707)	43,790	35,354	5,599	1,112	250	(603)	41,712
General administrative expenses	(15,343)	(1,592)	(272)	(184)	(410)	(17,801)	(15,100)	(1,544)	(319)	(179)	(502)	(17,644)	(13,696)	(1,403)	(311)	(235)	(428)	(16,073)
Personnel expenses	(8,986)	(1,013)	(160)	(45)	(102)	(10,306)	(8,827)	(1,017)	(178	(45)	(237)	(10,305)	(7,946)	(926)	(168	(134)	(122)	(9,296)
Other general administrative expenses	(6,357)	(579)	(112)	(139)	(308)	(7,495)	(6,273)	(527)	(141)	(134)	(264)	(7,339)	(5,750)	(477)	(143)	(101)	(307)	(6,777)
Depreciation and amortization	(1,848)	(171)	(35)	(9)	(120)	(2,183)	(1,803)	(137)	(43)	(8)	(107)	(2,098)	(1,600)	(149)	(52)	(9)	(127)	(1,937)
Provisions (net)	(1,815)	(17)	(17)	—	371	(1,478)	(2,131)	(4)	(46)	(315)	(120)	(2,616)	(1,263)	(6)	(15)	—	217	(1,067)
Impairment losses	(12,182)	(420)	(2)	(6,164)	(112)	(18,880)	(9,712)	(434)	(2)	(559)	(1,087)	(11,794)	(9,411)	(247)	(3)	(667)	(72)	(10,400)
PROFIT (LOSS) FROM OPERATIONS	8,008	2,976	568	(6,340)	(1,270)	3,942	9,453	2,889	729	(910)	(2,523)	9,638	9,384	3,794	731	(661)	(1,013)	12,235
Net impairment losses on non-financial assets	(44)	(24)	—	—	(440)	(508)	(150)	118	—	(201)	(1,284)	(1,517)	(39)	—	(1)	(74)	(172)	(286)
Other non-financial gains/(losses)	219	(5)	8	(741)	668	149	(40)	—	(9)	(1,598)	1,384	(263)	272	5	—	(174)	(42)	61
PROFIT (LOSS) BEFORE TAX	8,183	2,947	576	(7,081)	(1,042)	3,583	9,263	3,007	720	(2,709)	(2,423)	7,858	9,617	3,799	730	(909)	(1,227)	12,010
Income tax	(1,675)	(827)	(154)	2,185	(119)	(590)	(2,235)	(827)	(232)	813	726	(1,755)	(2,269)	(1,050)	(204)	273	340	(2,910)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	6,508	2,120	422	(4,896)	(1,161)	2,993	7,028	2,180	488	(1,896)	(1,698)	6,103	7,348	2,749	526	(636)	(887)	9,100
Loss from discontinued operations	70	—	—	—	—	70	15	—	—	—	—	15	48	—	—	—	(13)	35
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	6,578	2,120	422	(4,896)	(1,161)	3,063	7,043	2,180	488	(1,896)	(1,697)	6,118	7,396	2,749	526	(636)	(900)	9,135
Attributable to non-controlling interests	686	209	20	(128)	(19)	768	571	212	51	(20)	(26)	788	594	240	59	—	30	923
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,892	1,911	402	(4,768)	(1,142)	2,295	6,472	1,968	437	(1,876)	(1,671)	5,330	6,802	2,509	467	(636)	(930)	8,212

53. Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	Millions of euros
	2012				2011				2010
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:
Loans and advances to credit institutions	5,635	—	—	—	5,855	—	—	—	3,921	—	—	—
Loans and advances to customers	544	7	33	1,233	146	19	31	1,508	144	15	30	1,330
Debt instruments	447	—	—	184	506	—	—	394	594	—	—	534
Liabilities:
Deposits from credit institutions	(422)	—	—	—	(1,136)	—	—	—	(231)	—	—	—
Customer deposits	(122)	(14)	(15)	(529)	(114)	(22)	(27)	(364)	(183)	(16)	(59)	(498)
Marketable debt securities	—	—	—	—	—	—	—	—	—	—	—	(2,828)
Income statement:
Interest and similar income	94	—	—	36	155	—	—	35	78	—	—	173
Interest expense and similar charges	(4)		(1)	(5)	(2)	—	(1)	(4)	(3)	—	(1)	(19)
Gains/losses on financial assets and liabilities	59	—	—	24	12	—	—	20	37	—	—	9
Fee and commission income	43	—	—	14	50	—	—	9	41	—	—	19
Fee and commission expense	(31)	—	—	—	(38)	—	—	—	(13)	—	—	—
Other:
Contingent liabilities	—	—	—	303	222	—	—	590	2	—	—	442
Contingent commitments	3,431	1	7	3	257	1	10	3	90	1	5	3
Derivative financial instruments	9,142	—	—	2,652	10,387	—	—	4,458	6,878	—	—	1,378

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 372 million at December 31, 2012 (December 31, 2011: EUR 2,146 million; December 31, 2010: EUR 2,220 million).

54 Risk management

1.	CORPORATE RISK MANAGEMENT, CONTROL AND APPETITE PRINCIPLES

1.1	Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralized control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2	Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levers:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these risk acceptance and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•	The Group has detailed action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organization’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by group bodies, which makes decision-making more rigorous and transparent.

•	Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programmes (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties).

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3	Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile -which is reflected in the approved annual budget and in the medium-term strategic plan-, and for the day-to-day management of risk. Thus, it ensures that the habitual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, once the board has been informed the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

Risk appetite framework

The Group’s risk appetite framework contains both quantitative and qualitative elements making up a group of primary metrics and a separate series of supplementary indicators.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

•	The maximum losses the Group is willing to assume,

•	The minimum capital position the Group wishes to maintain, and

•	The minimum liquidity position the Group wishes to have.

These metrics are calculated for severe stress scenarios that are unlikely but possible.

Also, the Group has a series of transversal metrics aimed at limiting excessive concentration of the risk profile, both in terms of risk factors and from the perspective of customers, businesses, geographical areas and products.

Losses

One of the three primary metrics used to formulate the Group’s risk appetite is expressed in terms of the maximum unexpected effect on results that the Group is willing to accept in the event of adverse scenarios that are plausible but unlikely to occur.

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, senior management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialization of the adverse effects for all the risks considered is usually twelve months, except in the case of credit risk, for which a supplementary impact analysis is performed with a three-year time horizon. In any case, the time horizon for the formulation of the risk appetite is one year.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after ordinary provisions, i.e. ordinary operating profit/(loss) before tax.

Capital position

The Group has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer. It has set a target core capital ratio of more than 9%, defined in terms of Basel II, and has also established minimum return on risk-adjusted capital (RORAC) targets at Group level.

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 b.p.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Needs arising from medium- and long-term business activities must be financed with medium- and long-term instruments.

•	High proportion of customer deposits in a balance sheet of a commercial nature.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies; and maturity periods.

•	Limited recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including the capacity for discounting at central banks to be used in adverse situations.

In view of the Group’s desire to have a structure based on autonomous subsidiaries, liquidity management is performed at each subsidiary, with the related control being exercised at corporate level. Therefore, each of the subsidiaries has to be self-sufficient in terms of the availability of liquidity.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained primarily by virtue of its focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•	Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•	Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•	A predictable general medium-low risk profile based on a business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Risk appetite and living will

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

In 2010 the Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. As required, the living will included a recovery plan and all the information required to plan a possible liquidation (resolution plan). Also, although it was not required, in 2010 more summarized individual plans were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK.

In 2012 the third version of the corporate living will was prepared. As with the first two versions in 2011 and 2010, the Group submitted the third version of the recovery plan to its CMG (Crisis Management Group) in July 2012. The 2012 living will comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (UK, Brazil, Mexico and Sovereign). Particularly noteworthy is the case of the UK, where, irrespective of the obligation to be part of the corporate living will, a complete version was prepared in compliance with local regulatory initiatives.

Mention must be made of the important contribution that the preparation of the corporate living will makes to the conceptual delimitation of the Group’s risk appetite and risk profile.

2.	CORPORATE GOVERNANCE OF THE RISK FUNCTION

The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets global limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The third deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organizational and functional structure is as follows:

•	The risk unit (“DGR”). The DGR is responsible for the executive credit risk and financial risk management functions and is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The areas of the risk unit are divided into two blocks:

•	A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems. This block, which is called intelligence and global control, encompasses the following areas/functions: solvency risk, market risk and methodology.

•	A business structure, centered on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. This block, which is called performance and management integration, encompasses the following areas/functions: standardized risk management, individualized corporates risk management, global loan recoveries, wholesale banking risk management, Santander Consumer Finance risk management and global business risk management.

Between these two blocks is the corporate management integration area the purpose of which is to intensify and systematize the use of corporate risk management models (for credit, market and structural risk), to accelerate their implementation and to ensure their integration in the management of all Group entities.

The above structure is complemented by a global systematic governance area, which supports and advises the risk unit and is responsible for implementing the organizational model and ensuring the effective execution of internal control (including quality control procedures), and by a corporate development and management area that leads the risk unit’s initiatives and projects, which involve several areas and/or local units, such as a common reporting model and a global corporate platform.

The scope of action of these functions is global, i.e. they feature in all the units in which the risk division acts and this structure is mirrored in the local units. The fundamental elements through which the global functions are replicated in each unit are the corporate frameworks. These are the central elements for disseminating and transferring global practices, reflecting the action policies and criteria for each area and establishing the Group’s compliance standards to be applied at all local units.

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•	The risk unit establishes risk policies and criteria, global limits and decision-making and control processes, it generates management schemes, systems and tools and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•	The local units apply the policies and systems to the local market; they adapt the management schemes and organization to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit. This unit has global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•	Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•	Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, in order to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and to verify that the risk profile actually assumed is within the guidelines laid down by senior management.

3.	INTEGRATED RISK CONTROL AND INTERNAL RISK VALIDATION

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the third deputy chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1	Integrated risk control function

In 2008 the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks considered are: credit risk (including concentration and counterparty risks), market risk (including liquidity and structural interest rate and foreign currency risks), operational and technology risk, and compliance and reputational risk.

The integrated risk control function is articulated in three complementary activities:

1)	To guarantee that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)	To ensure that senior management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)	To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

The function is characterized by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated supervision of all the risks the Group incurs in its business activities.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematizing its operation and tailoring it to the Group’s particular needs. As a result, it is possible to formalize the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1): testing or review guidelines are available for each risk, and are divided into control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardize the control parameters of the various risks- on an annual basis, and any new tests included are based on the latest best practices observed in the industry and/or required by the regulators. The supporting tool is a repository for the findings of each test and for the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2): senior management is provided with monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3): in order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

The Bank of Spain has unrestricted access to these tools and, accordingly, to the working papers used to perform the integrated risk control function.

3.2	Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialized unit of the Group, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

Internal model validation at the Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centers located in Madrid, London, Sao Paulo and New York. From a functional and hierarchical standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally that provide a corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

The Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, market, operational, compliance and reputational risks.

4.	CREDIT RISK

4.1	Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between two types of customers:

•	Individualized customers are defined as those to which a risk analyst has been assigned. This category includes global wholesale banking customers (corporates, financial institutions and sovereigns) and the retail banking companies whose risk level is above a set exposure threshold for each unit. Risk management is performed through expert analysis supplemented by decision-making support tools.

•	Standardized risks: standardized customers are those which have not been assigned a risk analyst. This segment includes exposures to individuals, independent professionals and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented when required by the expert judgment of teams of analysts.

4.2	Main aggregates and variations

4.2.1 Global credit risk map—2012

Credit risk is diversified across the main geographical areas where the Group has a presence: Europe accounts for 72% of the exposure, Latin America 22% and the US 6%.

In 2012 credit risk exposure increased by 1.3%, due mainly to the rise in the amounts drawn down by credit institutions, largely because of the increase in balances with central banks.

Disregarding the effect of changes in the exchange rates of the main currencies against the euro, credit risk exposure grew by 2% in 2012.

4.2.2 Variations in aggregates in 2012

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers (1) (millions of euros)		Non performing loans ratio (%)		Coverage ratio (%)
	2012	2011	2012	2011	2012	2011
Continental Europe	332,261	353,506	6.29	5.24	73.0	55.2
Spain	210,536	223,456	3.84	3.30	50.0	50.9
Santander Consumer Finance	59,387	59,442	3.90	3.97	109.5	109.3
Portugal	28,188	30,607	6.56	4.06	53.1	54.9
Poland	10,601	9,120	4.72	4.89	68.3	65.2
United Kingdom	254,066	257,698	2.05	1.85	44.1	37.5
Latin America	160,413	159,445	5.42	4.32	87.5	97.0
Brazil	89,142	91,035	6.86	5.38	90.2	95.2
Mexico	22,038	19,446	1.94	1.82	157.3	175.7
Chile	32,697	28,462	5.17	3.85	57.7	73.4
Puerto Rico	4,567	4,559	7.14	8.64	62.0	51.4
Argentina	5,378	4,957	1.71	1.15	143.3	206.9
Sovereign	44,678	43,052	2.29	2.85	105.9	96.2
Total Group	793,448	820,968	4.54	3.90	72.4	61.0

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives (EUR 5,735 million).

The Group’s non-performing loans ratio stands at 4.54%, up 65 b.p. on 2011. The Group’s coverage ratio stands at 72.4%, up from 61.0% in 2011.

4.3	Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

4.3.1 UK

Credit risk exposure to UK customers amounted to EUR 254,066 million at 2012 year-end, and represented 32.0% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s credit risk exposure as a whole, the mortgage loan portfolio (which totaled EUR 191,827 million at 2012 year-end) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of this portfolio rose from 1.46% in 2011 to 1.74% at 2012 year-end, although at all times it remained below the ratio for the industry as a whole, according to data published by the Council of Mortgage Lenders. The two reasons for this rise are as follows: the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years, and the fall in the number of loans that became reperforming in 2012.

The decrease in the number of loans that became reperforming in the year was due mainly to the introduction of new debt recovery procedures within the framework of the regulatory initiative known as “Treating Customers Fairly”. This gave rise to an increase in the administrative procedures to be performed in managing defaults, which resulted in customers being classified as non-performing for a longer period of time.

As regards the profile of the portfolio, the application of the strict lending policies mentioned above has enabled new NPLs to be kept at very similar levels to those of 2011. Thus, the maximum loan-to-value criteria were reduced to 75% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity. The simple average LTV for the total portfolio stood at 52.2%, while the weighted average LTV was 49%. The proportion of the portfolio with an LTV above 90% remained at 12%, comfortably below the UK market average (above 17%) (CACI Mortgage Market Data).

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, in 2009 the granting of mortgage loans with LTVs exceeding 100% was forbidden. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%, and in 2012 a maximum limit of 75% was established for this ratio, as stated above.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 157 million at 2012 year-end, representing just 0.1% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.

SMEs and companies: In line with the aim of becoming the first-choice bank for SMEs and companies, the most representative portfolios in this segment saw growth of around 18% in 2012.

4.3.2 Spain

4.3.2.1 Portfolio overview

The total credit risk exposure (including guarantees and documentary credits) of the Group’s businesses in Spain at 2012 year-end represented 31% of the total for the Group, displaying an appropriate level of diversification, in terms of both products and customer segments.

In 2012 there was a decrease in lending levels as a result of the fall in the demand for credit, the economic situation and, as far as real estate loans were concerned, the active policy to reduce these exposures.

Due mainly to the impairment of real estate loans, the NPL ratio of the portfolio as a whole increased to 6.74% in 2012.

Excluding the real estate loan portfolio, the NPL ratio stood at 4.0% in 2012, up 65 b.p. on 2011. The provisions recognized at 2012 year-end represented a coverage of 70.6% of doubtful balances (compared with 45.5% at 2011 year-end).

4.3.2.2 Portfolio of home purchase loans to families

The loans granted to families to purchase residential property by the main businesses in Spain amounted to EUR 55,997 million at 2012 year-end and represented 22.4% of total credit risk exposure. Of this amount, 98.9% was secured by mortgages.

In millions of euros	12/31/12		12/31/11
	Gross amount	Of which: Doubtful	Gross amount	Of which: Doubtful
Home purchase loans	55,997	1,425	59,453	1,607
Without mortgage guarantee	574	8	918	28
With mortgage guarantee	55,423	1,417	58,535	1,579

The non-performing loans ratio of the mortgage loan portfolio fell slightly year-on-year and ended 2012 at 2.6%, a figure clearly lower than that recorded by the other businesses in Spain.

In the home purchase loans detailed in the foregoing table, the guarantee is the financed home on which the Group has a priority claim in the event of default. At December 31, 2012, 94% of these loans related to principal-residence houses (December 31, 2011: 97%).

The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	89% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee as of the December 31, 2012 taking into account guarantee values at the time of origination and updated as of December 31, 2012 as explained below:

In millions of euros	12/31/12
	Loan-to-value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount at origination	12,774	16,444	19,915	5,702	588	55,423
Gross amount updated (*)	12,986	11,898	14,137	10,732	5,670	55,423
Of which: Doubtful	155	198	359	547	158	1,417

(*)	The gross amount is updated using published housing prices indices.

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

4.3.2.3 Portfolio of loans to non-real estate companies

The total lending to non-real estate companies of the Group’s businesses in Spain stood at EUR 139,851 million at 2012 year-end.

More than 90% of this segment relates to individualized customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio remained at levels below those of the businesses in Spain as a whole, and stood at 4.4% at 2012 year-end.

4.3.2.4 Real estate loan portfolio

The real estate exposure in Spain amounted to EUR 23,705 million at 2012 year-end, of which EUR 15,867 million relate to loans and EUR 7,838 million to foreclosed properties.

The policy severely reducing the balances in this segment continued in 2012, and the balances fell by 25.9% compared with 2011 and decreased by 44.2% compared with 2008.

	2012	2011
	(in millions of euros)	(in millions of euros)
Opening balance	23,442	27,334
Foreclosures assets	(1,630)	(914)
Sales of portfolios	(63)	(—)
Cash recoveries	(2,029)	(1,228)
Third party subrogations	(2,165)	(1,514)
Write offs and forgiveness of debts	(1,688)	(236)
Closing balance (net)	15,867	23,442

Third party subrogations correspond to the replacement of the original borrower (real estate developer) with a private individual who acquires a share of the loan equivalent to the house acquired from the developer by such individual. These loans are included in the “Home purchase loan portfolio and as mentioned in Note 54 of our financial statements have a stable delinquency rate (2.6% as December 31, 2012).

	12/31/12
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	15,867	6,893	7,034
Of which: Doubtful	7,576	3,843	3,786
Of which: Substandard	2,149	1,000	833
Memorandum item: Written-off assets	975

Memorandum item: Data from the public consolidated balance sheet	12/31/12
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	183,130
Total consolidated assets	1,269,600
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	270

In accordance with the requirements of the Bank of Spain, the collateral values presented in the table above have been obtained using external appraisals as of the date of origination for standard loans and as of the date the loans became doubtful for non-performing loans. The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed.

Notwithstanding the above, for internal management purposes, we update LTVs for all secured loans at least once a year taking into consideration the price index published by the corresponding government institution.

The NPL ratio of this portfolio ended the year at 47.7% (compared with 28.6% at December 2011) due to the increase in the proportion of doubtful assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The distribution of the portfolio is as follows:

	Loans: Gross amount	Loans: Gross amount
	12/31/12	12/31/11
1. Without mortgage guarantee	2,225	4,737
2. With mortgage guarantee	13,642	18,705
2.1 Completed buildings	7,025	11,805
2.1.1 Residential	3,491	6,006
2.1.2 Other	3,534	5,799
2.2 Buildings under construction	1,493	1,985
2.2.1 Residential	1,080	1,458
2.2.2 Other	413	527
2.3 Land	5,124	4,915
2.3.1 Developed land	4,705	3,118
2.3.2 Other land	419	1,797

Total	15,867	23,442

The coverage ratio of the real estate exposure in Spain stands at 47% (22% at December 2011).

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:

•	Developments with completed work / certificate of final completion obtained: 66% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 11% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 4% of outstanding risk.

•	Percentage of completion of less than 50%: 19%.

The detail of the stages of completion of the property developments shows that nearly 86% of the financed developments of this kind are complete or are close to completion, thus having overcome the construction risk.

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal processes, court procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or developable, which can therefore be developed.

In the case of home financing projects in which the construction work has already been completed, the significant reduction in the exposure is supported by various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Developers with an ample solvency profile and proven experience in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralized basis.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analyzed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2012, the net balance of these assets amounted to EUR 3,674 million (gross amount: EUR 7,838 million; recognized allowance: EUR 4,164 million).

The following table shows the detail of the assets acquired and foreclosed by the businesses in Spain at 2012 and 2011 year-end:

Millions of euros	12/31/12		12/31/11
	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	2,906	3,650	2,988	3,536
Of which:
Completed buildings	793	498	1,001	760
Residential	393	236	661	505
Other	400	262	340	255
Buildings under construction	283	281	255	265
Residential	274	273	235	244
Other	9	8	20	21
Land	1,830	2,871	1,732	2,511
Developed land	1,302	2,024	1,121	1,540
Other land	528	847	611	971
Property assets from home purchase mortgage loans to households	707	454	1,223	689
Other foreclosed property assets	61	60	63	53

Total property assets	3,674	4,164	4,274	4,278

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	649	749	818	580

Total	4,323	4,913	5,092	4,858

In recent years, the Group has considered asset acquisition/foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the acquired/foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

Net additions to acquired and foreclosed assets continued to fall in 2012, due to the higher level of growth in disposals than in additions.

	Thousands of millions of euros
	2012	2011
Gross additions	2.1	2.3
Disposals	2.8	1.3
Difference	(0.7)	1.0

4.3.3 Brazil

The loan portfolio in Brazil grew by 9.58% to EUR 89,142 million in 2012 (excluding the exchange-rate effect), representing 11% of the Group’s total lending. This growth is in line with the growth in the Brazilian economy.

The portfolio mix is characterized by customer diversification and the significant volume of retail transactions: 56.1% of loans are loans to individuals, consumer loans and loans to SMEs.

Loans to individuals increased by 11% in 2012. By segment, the highest growth recorded in the loans to individuals portfolio was that of the mortgages segment, although its weight in the portfolio continues to be low (5% of total lending in Brazil).

The NPL ratio was 6.86% at 2012 year-end, compared with 5.38% in 2011, against a backdrop of a slowdown in the Brazilian economy that gave rise to an increase in non-performing loans in the system.

The non-performing loans coverage ratio stands at 90.2% (2011 year-end: 95%).

4.4.	Credit risk from other standpoints

4.4.1	Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

Derivatives exposures

The net total credit risk exposure in derivatives activities amounted to EUR 52,184 million in 2012, and was concentrated at counterparties with high credit quality: 76.6% of the exposure was to counterparties with ratings of A- or above.

Around 50% of the derivatives exposure is to financial institutions with which almost all transactions are entered into under netting and collateral arrangements. The other transactions with various financial institution customers relate generally to hedging transactions. On occasion, non-hedging transactions may be entered into, but only with specialist customers.

The Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets, and as part of its trading operations.

The risk inherent to these transactions is controlled using an array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.

In notional terms, the position in CDSs includes protection purchased for EUR 47,105 million and protection sold for EUR 42,529 million.

At December 31, 2012, for the Group’s trading activities, the sensitivity of the lending business to one-basis-point increases in spreads was EUR -0.3 million, similar to the 2011 figure, and the average annual VaR amounted to EUR 2.9 million, significantly lower than in 2011 (average VaR of EUR 10.6 million).

4.4.2.	Concentration risk

The Group continuously monitors the degree of credit risk concentration, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk concentration.

The Group is subject to Bank of Spain regulations on “Large Exposures”. Pursuant to the rules contained in Bank of Spain Circular 3/2008 (on the calculation and control of minimum capital requirements) and subsequent amendments thereto, the value of a credit institution’s total exposure to a single individual, entity or economic group, including the non-consolidated portion of its own economic group, may not exceed 25% of its capital. Exposures to a single individual, legal entity or economic group are deemed to be large exposures when their value exceeds 10% of the credit institution’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.

At December 31, 2012, there were several economic and financial groups with respect to which the Group’s exposure initially exceeded 10% of capital: three financial institutions in the EU, two financial institutions in the US, one oil corporation and one central counterparty in the EU. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of these entities represented less than 5.5% of eligible capital.

At December 31, 2012, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 5.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), which is the same as the year-ago figure. From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2012 is as follows:

	Millions of euros
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	178,855	38,939	82,219	48,452	9,245
Public sector	128,680	54,646	21,339	51,393	1,302
Of which:
Central government	94,653	40,597	18,459	34,325	1,272
Other	34,027	14,049	2,880	17,068	30
Other financial institutions	75,394	11,610	38,779	22,425	2,580
Non-financial companies and individual entrepreneurs	324,336	122,714	68,208	118,464	14,950
Of which:
Property construction and development	18,885	8,723	3,814	6,348	—
Civil engineering construction	18,528	11,238	2,297	4,841	152
Large companies	175,467	65,462	35,397	69,228	5,380
SMEs and individual entrepreneurs	111,456	37,291	26,700	38,047	9,418
Other households and non-profit institutions serving households	410,951	70,950	260,795	78,248	958
Of which:
Residential	303,225	56,833	217,469	28,707	216
Consumer loans	91,153	8,630	38,297	43,512	714
Other purposes	15,120	5,487	3,576	6,029	28
Subtotal	1,116,763	298,859	469,887	318,982	29,035

Less: impairment losses on assets, collectively assessed	(3,944)

Total (*)	1,112,819

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3	Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2012, the country risk exposure for which allowances must be recorded amounted to EUR 342 million. At 2011 year-end, the total regulatory country risk exposure amounted to EUR 380 million. The allowance recognized in this connection at 2012 year-end amounted to EUR 45 million, as compared with EUR 55 million at 2011 year-end.

4.4.4	Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

In general, sovereign risk exposure arises mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

Also, the sovereign risk investment strategy takes into account each country’s credit quality when establishing maximum exposure limits.

As could be expected, the distribution of sovereign exposure by rating was affected by the numerous revisions of sovereign issuers’ ratings in recent years, mainly Spain, Portugal, the US and Chile.

The detail of the Group’s total risk exposure to the so-called peripheral countries of the euro zone at December 31, 2012 and 2011, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure, is as follows (for the purpose of presenting the following tables, the term “sovereign exposure” is considered in its broadest sense and includes, in addition to exposure to the State/central banks, the exposure to other public authorities, such as autonomous community governments and municipal councils):

12/31/12
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	1,218	6,680	29,288	1,173	16,884	148	—	55,391	2,341	57,732
Portugal	1,156	94	1,998	125	644	1,174	1	5,192	33	5,325
Italy	3	353	267	—	40	—	—	663	204	867
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	277	—	277	—	277

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 20 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/12
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	11,471	2,391	6,525	1,130	183,130	6,798	(40)	211,405	63,101	274,506
Portugal	—	903	518	1,422	25,215	635	(4)	28,689	7,397	36,086
Italy	—	176	116	83	7,473	(2)	8	7,854	3,234	11,088
Greece	—	—	—	—	96	—	—	96	135	231
Ireland	—	146	414	179	481	351	—	1,571	224	1,795

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,671 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 3 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 7,237 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2012 and 2011 detailed in the foregoing tables:

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Private	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Private	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Private	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Private	16	16	—	—	—	—

12/31/11
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—
In addition, our total risk exposure to Cyprus at December 31, 2012 was €12.9 million, mainly secured loans granted in Spain and the UK to individuals resident in Cyprus.

4.4.5 Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed. The methodology used is as follows:

•	For transactions amounting to USD 10 million or more, an initial general questionnaire is completed, designed to establish the social and environmental risk of the project (which is classified, from higher to lower risk, into category A, B or C, respectively) and the degree of compliance of the transaction with the Equator Principles.

•	For projects classified into the highest-risk categories (categories A and B, non-high income OECD country), a more exhaustive questionnaire is completed, which is adapted according to the business sector involved.

•	Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organizes social and environmental training courses for both its risk management teams and the heads of its business units.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in all the individualized segments, both the wholesale segments (sovereigns, financial institutions and corporate banking) and the other individualized companies and institutions.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

In contrast to the use of ratings in the individualized segments, in the standardized segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualized risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materiality, concur.

Thus, for large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables supporting the preparation of the budget.

The Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing), which enables the Group to assess its capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Calculates the sensitivity of the credit risk parameters (PD and LGD) to certain macroeconomic variables.

•	Designs benchmark scenarios (at global level and for each of the Group units).

•	Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each of the set scenarios and the changes in the risk profile of each portfolio in response to changes in certain macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables.

The scenarios are developed from the standpoint of each unit and from that of the Group as a whole. The main macroeconomic variables contained in these scenarios are as follows:

•	Unemployment rate.

•	Housing prices.

•	GDP.

•	Interest rate.

•	Inflation.

The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.

4.5.3 Transaction decision-making

The sale phase consists of the decision-making process, providing support to the business units which need the analysis and approval of risks so that a transaction can be performed.

The purpose of the decision-making process is to analyze and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. The decision-making process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions will be facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•	It can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	It may always require the analyst’s authorization, even if the transaction meets the amount, product, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

Although they are important in all the phases of the credit risk cycle, mitigation techniques play a particularly important role in the decisions on transactions.

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of netting off the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords, i.e. not all collateral, can be considered to reduce the capital requirement.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk through the recovery of all or part of the benefits generated at a given point in time by the transaction (measured at market price).

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to these assessments, from which the collateral amount (normally cash), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, inter alia, suretyships, bank guarantees and stand-by letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets. Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

4.5.4 Monitoring

The monitoring function is based on an ongoing process of permanent observation to enable early detection of any changes that might arise in customers’ credit quality, so that actions can be adopted to correct adverse changes.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

Monitoring involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.

4.5.5 Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG)

VMG measures the change in non-performing loans in the period, discounting the loans written off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans. VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of their use.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the integrated risk control and internal risk validation unit, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6 Recovery management

Recovery management is a strategic function in the Group’s risk management area.

In order to manage recovery properly, action is taken in four main phases: arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of the Group’s businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. This corporate model is subject to the permanent review and enhancement of the management processes and methodology that underpin it. For the Group, recovery management entails the direct involvement of all areas of management (sales, technology and operations, human resources and risk), which has contributed to the incorporation of solutions improving the effectiveness and efficiency of the aforementioned model.

Also, the differing characteristics of the Group’s customers make segmentation necessary for the performance of proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all with the appropriate prudential criteria. These mechanisms include the modification of the terms of transactions, based on their age, collateral and conditions, while always ensuring the required ratings and provisions are maintained.

Restructured/refinanced portfolio

On September 28, 2012, the Bank of Spain published Circular 6/2012 establishing the regulations relating to the information on refinancing and restructuring transactions that Spanish credit institutions must disclose in their financial statements. Bank of Spain Circular 6/2012 uses the general term “restructured/refinanced portfolio” to refer to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to cancel the agreement and/or even enter into a new transaction. Also, Bank of Spain Circular 6/2012 requires credit institutions to disclose a summary of their restructuring/refinancing policies in their financial statements.

Restructuring/refinancing policy

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard to transactions in which the customer has, or might foreseeably have, difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to modify or cancel the agreement and/or even enter into a new transaction.

Applicable to all countries and all customers, this policy is adapted to local requirements and regulations and is always subordinate to compliance with any stricter local regulation that might apply. Its principles include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, avoiding any actions that might defer the recognition of non-performing loans.

•	Its purpose must be to recover all the amounts owed, which entails recognizing any unrecoverable amounts as soon as possible. Delaying the immediate recognition of losses would be contrary to good management practices.

•	It must always envisage maintaining the existing guarantees and, if possible, enhancing them or extending their coverage. Effective guarantees do not only mitigate losses given default, but might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding to the customer, or be used to refinance debts to competitors or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	It may not give rise to an improvement in the classification of the loan until such time as the experience with the customer has proven to be satisfactory.

Given that the purpose of restructuring/refinancing is to enable the customer to continue to settle its debts, the focal point of any analysis is the ability to pay. The main factors considered in determining whether there has been a deterioration in the borrower’s economic situation and, therefore, a possible impairment of its ability to pay, are: non-payment, frequent payment delays or a reduction in income levels. The scope of this practice and corporate policy does not include, therefore, the changes made to the terms and conditions of a transaction as a result of the habitual commercial relationship with the customer and where the borrower is not experiencing any financial difficulties.

The Group’s approach to managing restructured/refinanced transactions varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, in managing these transactions, it distinguishes between:

•	Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity. This early action represents one of the main levers of the Group’s credit risk management. 77% of the total restructured/refinanced portfolio relates to transactions of this kind.

•	Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations. This restructuring/refinancing does not entail the release of provisions and the borrowers continue to be classified as doubtful, unless the criteria established in the regulations based on Bank of Spain circulars are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of ability to pay) and the precautionary requirements included for prudential reasons in the Group’s corporate policy are also satisfied (i.e. sustained payment for a certain period, depending on the transaction features and the type of guarantee).

This practice of loan restructuring/refinancing is confined, subject to stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Group’s position in terms of expected loss, and

•	in which restructuring/refinancing does not discourage an additional effort by customers.

For standarized customers, the following general principles are applied, although exceptional circumstances are handled on a case-by-case basis:

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives and their impacts are assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	The use of loan restructuring/refinancing is restricted, with priority being given to additional efforts from customers, and actions that only postpone the problem are avoided.

•	Restructured/refinanced transactions are subject to special monitoring, which continues until the debt has been repaid in full.

In the case of individualized customers, these principles are used as a point of reference, but a case-by-case analysis of each customer is of particular importance.

The corporate policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

b.	Final bullet: the customer’s installment is reduced by postponing part of the principal, which is paid together with the last installment. This alternative is considered only where it is not viable to extend the term of the loan and there is an effective guarantee that increases the likelihood of collecting the final installment (e.g. mortgages).

Each case is analyzed on an individual basis, with priority being given to modifications for customers displaying a slight but prolonged deterioration, since those who have suffered severe transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, which allow it to manage these transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

This portfolio of loans is segregated into a separate loan pool for the purposes of determining the allowance for loan losses. Restructuring/refinancing does not entail the release of provisions recognized for a particular transaction. It is not considered appropriate to classify products for provisioning purposes based on the support measures they may have received. Transactions must have a previous classification and, under certain circumstances, an improvement in their status could be studied. Meanwhile, the provision remains unaltered, i.e. the provisioning percentage is frozen until reasonable certainty of payment, which exists at the time of modification of the terms of the transaction, can be evidenced.

In the event of repeated defaults after modification of the agreement that lead to the loan being classified as doubtful, the recognition of provisions is recalculated from the date of the oldest past-due amount of the original transaction.

Our corporate policy establishes a maximum of one restructuring per year and three restructurings every 5 years together with more restrictive criteria: subsequent restructurings, which are not common, are only carried out after an exhaustive analysis of viability and when it has been determined that subsequent renegotiation can assure the payment with a reasonable certainty. Additionally, our corporate policy prescribes significant requirements (such as an extended period and new effective guaranties requested) before a restructured loan with subsequent restructuration to be reclassified as standard.

For the purpose of determining losses, the Group monitors its debtors differentiating between:

•	Customers classified by the Group as “standardized”: grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•	Customers classified by the Group as “individualized”: they are monitored individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the restructured loans in the following manner:

•	Customers classified by the Group as “standardized”: our internal models consider restructured loans as a pool with differentiated behavior, which has its own probability of default calculated based on past credit history, which consider, among others, successive restructuration.

•	Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring to a loan. In this sense, our corporate risk policy establishes that the “rating” for restructured customers must be updated at least every six months reflecting new financial conditions or modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2012. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Doubtful							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allow- ance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allow- ance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Specific allow- ance
Public sector	1	200	4	94	113	628	—	—	3	124	2	1	13	3	3	1	—	49	31	4	176	1,081	17
Other legal entities and individual entrepreneurs	15,021	6,001	2,181	2,289	76,922	4,469	8,933	4,244	1,014	799	21,379	2,224	1,344	13,540	7,761	1,530	1,828	87,612	3,692	5,820	228,132	33,307	7,164
Of which: Financing for construction and property development	3,052	2,600	396	564	1,642	208	1,419	1,362	211	273	559	115	621	3,971	4,759	515	1,116	1,154	593	3,171	12,919	11,590	3,792
Other individuals	69,495	5,920	22,867	432	976,867	2,206	54,794	6,492	10,049	562	205,703	812	425	29,675	2,364	15,582	378	1,033,448	2,160	2,082	2,418,480	21,326	2,507

Total	84,517	12,121	25,052	2,815	1,053,902	7,303	63,727	10,736	11,066	1,485	227,084	3,037	1,782	43,218	10,128	17,113	2,206	1,121,109	5,883	7,906	2,646,788	55,714	9,688

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

It should be noted that 67% of all the transactions restructured/refinanced by the Group are not classified as doubtful. Also, from the guarantee standpoint, more than 70% are secured by collateral (92% in the case of real estate companies).

Of the total gross amount of transactions restructured/refinanced by the Group at December 31, 2012, EUR 32,867 million relate to portfolios in Spain, with the following features:

•	EUR 11,256 million relate to real estate companies, and 72% of this balance is classified as doubtful or substandard, with a specific allowance of 46%.

•	34% of the total portfolio in Spain is classified as doubtful, with a coverage ratio of 42%.

•	EUR 29,380 million (89%) relate to transactions previously classified as other than doubtful, with collateral of 82%.

•	The remaining EUR 3,487 million (11%) relate to transactions previously classified as doubtful, with collateral of 84%.

Following is a detail of the restructured/refinanced portfolio at December 31, 2012, distinguishing, on the basis of their management, the transactions previously classified as other than doubtful from those previously classified as doubtful:

	Standard	Substandard		Doubtful		Total
	Millions of euros	Millions of euros	Specific allowance %	Millions of euros	Specific allowance %	Millions of euros	% of total	Specific allowance %
Transactions previously classified as other than doubtful	18,638	13,179	10%	11,117	41%	42,934	77%	14%
Transactions previously classified as doubtful	3,601	2,079	23%	7,100	48%	12,780	23%	30%

Total	22,239	15,258	12%	18,217	43%	55,714	100%	17%

The table below sets forth the movements in our restructured/refinanced loans for the period shown:

(In millions of euros)	Year ended Dec. 31, 2012
	Transactions which at the time of their restructuring/refinancing were classified as doubtful	Transactions which at the time of their restructuring/refinancing were classified as other than doubtful	Total
Opening balance	10,334	41,872	52,206
Of which: Performing loans	4,765	34,354	39,119
Non-performing loans	5,569	7,518	13,087
New entries during period	9,924	19,082	29,006
Reductions (*)	7,478	14,171	21,649
Other movements	—	3,849	3,849
Closing balance	12,780	42,934	55,714
Of which: Performing loans	5,680	31,817	37,497
Non-performing loans	7,100	11,117	18,217

(*)	Includes movements due to cash recoveries, forecloses and write-offs

The transactions presented in the foregoing tables are classified at December 31, 2012, by nature, as follows:

•	Doubtful: transactions that are in the process of becoming standard or those which, having been classified as standard or substandard during the term of the transaction, have again encountered payment difficulties. Pursuant to the corporate policy of prudence, if this deterioration should worsen, the loan would be classified as written-off.

•	Substandard: transactions previously classified as doubtful with respect to which sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee. In the specific case of transactions with a grace period on the repayment of principal, the transaction is classified as substandard, unless it has already been classified as doubtful, and it will remain in this category until the end of the grace period. Also, if a transaction classified as standard falls into arrears (non-payment), this is sufficient reason for the transaction to be classified as substandard.

•	Standard: transactions previously classified as doubtful or substandard which have successfully completed a precautionary observation period evidencing that payment capacity pursuant to the terms established in the corporate policy has been re-established. According to this policy, transactions classified as standard must remain under special surveillance for a minimum precautionary period of two years and until 20% of their principal has been repaid, except in the case of transactions involving some form of debt reduction, which must remain under special surveillance until they are extinguished.

5.	MARKET RISK

5.1	Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•	Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•	Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

The activities are segmented by risk type as follows:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)	Structural risks: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

The GBM (Global Banking and Markets) division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The financial management division is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates, either directly through the Parent or in coordination with the other units. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and in coordination with the Group’s markets committee. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different metrics in order to reflect their risk profiles as accurately as possible.

5.2.	Market risks in 2012

5.2.1	Trading

In 2012 the Group intensified its strategy of focusing its trading activity on the customer business and minimizing as far as possible the outstanding directional risk exposures in net terms. This was reflected in the performance of value at risk (VaR), which declined with respect to previous years.

The structured derivative activity is focused mainly on designing investment products and hedging risk for customers. Management is geared towards ensuring that the net outstanding risk is as low as possible.

This type of transaction includes equity, fixed-income and foreign currency options.

The management units in which this activity was carried out are primarily Madrid, Banesto and Santander UK and, to a lesser extent, Brazil and Mexico.

The Group continued to have very limited exposure to complex structured instruments or vehicles. Specifically, at 2012 year-end, the Group had:

•	CDOs and CLOs at fair value classified as Level 3: the Group’s position continued to be scantly material, at EUR 207 million. This position is largely a result of the integration of the Alliance&Leicester portfolio in 2008.

•	Hedge funds: the total exposure was not material (EUR 274 million at December 31, 2012) and consisted largely of the financing provided to these funds (EUR 169 million), the remainder being direct portfolio investment. This exposure featured low loan-to-value ratios, of below 20% (collateral of EUR 1,480 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•	Monolines: the Group’s exposure to monoline insurers amounted to EUR 151 million[1] in December 2012, and was concentrated mainly on an indirect exposure of EUR 145 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased significantly -by 23%- with respect to 2011.

In short, the exposure to instruments of this kind in the ordinary course of the Group’s business generally continued to decrease in 2012. It is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be prudent and conservative and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

Calibration and test measures

In 2012 the Group continued to perform regular analyses and tests to check the accuracy of the value-at-risk (VaR) calculation model, and drew conclusions which enabled it to verify the reliability of the model. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a given confidence level and time horizon.

[1]	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated a portfolio of this type of bonds amounting to EUR 1,341 million at December 2011.

The most important tests are the backtesting exercises, which are analyzed at local and global level by the market risk control units. The backtesting methodology is applied homogenously to all the Group’s portfolios and sub-portfolios.

The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon.

Three types of backtesting are calculated and assessed at the Group:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Dirty backtesting: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•	Dirty backtesting without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by margins and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case, for the entire portfolio, in 2012 there were three violations of VaR at 99% (i.e. days when the daily loss was higher than VaR): two in May, the first of which can be explained mainly by the sharper-than-normal increase in the Brazilian real curve indexed to inflation following the publication of higher-than-expected inflation data; and the second by sharper-than-normal increases in Spain and Mexico’s yield curves; and one in June, due to the sudden widening of credit spreads, the falls in the stock markets and the depreciation of most currencies against the dollar due to the worsening of expectations as to the outcome of the Summit of the Heads of State or Government of the European Union (June 29).

The number of violations is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

The backtesting exercises are carried out regularly for each significant portfolio or strategy of each Group trading unit, and their main objective (as in the case of the other benchmark tests) is to detect anomalies in the VaR model of each portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.). This is a dynamic process in the context of the procedure to review and validate the model.

5.2.2 Structural market risks 2

5.2.2.1 Structural interest rate risk

Europe and the United States

In these mature markets which are witnessing a scenario of low interest rates, the general positioning has been to maintain balance sheets with a positive sensitivity to interest rate rises in terms of both the net interest margin (NIM) and the market value of equity (MVE).

At the end of December 2012, the sensitivity of the net interest margin at one year to parallel shifts of 100 basis points was concentrated on the euro, US dollar and pound sterling yield curves, the Parent bank, the US subsidiary and Santander UK, plc being the main contributors with EUR 183 million, USD 60 million and GBP 14 million, respectively. As regards the euro yield curve, the contributions to the exposure by Banesto and Santander Consumer Finance are also significant. The sensitivity of the margin for other convertible currencies was scantly material.

Also at 2012 year-end, the most significant sensitivity of the market value of equity to parallel shifts of 100 basis points (EUR 527 million at the Parent bank) was that of the euro yield curve. With respect to the US dollar and pound sterling curves, the sensitivities were USD 297 million and GBP 215 million, respectively.

Latin America

Due to the differences in macroeconomic context and the degree of maturity of these markets, the positions with respect to the net interest margin (NIM) were not homogenous. Accordingly, in certain geographical areas the balance sheets were positioned for rising interest rates and in others they were positioned for falling rates.

[2]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

In relation to the sensitivity of the market value of equity (MVE), the general positioning of the balance sheets was such that the average term of the assets exceeded that of the liabilities (negative sensitivity to interest rate rises).

In any case, the level of exposure in all countries is very low in relation to the annual budget and the amount of capital.

5.2.2.2 Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.

Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimize the financial cost of hedges.

The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro more quickly than it is being discounted in the market.

At 2012 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

5.2.2.3 Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

These positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities.

5.3. Methodologies

5.3.1 Trading

The standard methodology applied to trading activities by the Group in 2012 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of 2 years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarizes in one single number a portfolio’s market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations. The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Most of these limitations are corrected by using stressed VaR, by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events.

On a regular basis (at least once a month) the Group calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Also, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

Particularly worthy of note are the derivatives and credit management activities which are controlled daily using specific measures due to their atypical nature. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The Monte Carlo method is used and one million simulations are applied.

5.3.2 Structural market risks

5.3.2.1 Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) in order to calculate economic capital.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity’s net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected Interest income/(charges) for a specific period (twelve months) given a shift in the yield curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the yield curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

5.3.2.2 Structural foreign currency risk / hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

5.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

5.4.	Management framework

Organizational and governance structure

The market and structural risk area forms part of one of the two Group risk units. The tasks of the market risk function are as follows:

•	Definition and supervision of the market risk management model, which includes corporate policies, definition of the risk map and segmentation criteria.

•	Control, consolidation, reporting and centralized approval of market risks.

These tasks are based on five basic pillars that are crucial for a correct market risk management:

•	Measurement, analysis and control of market and liquidity risk.

•	Calculation, analysis, explanation and reconciliation of results.

•	Definition, capture, validation and distribution of market data.

•	Approval of limits, products and underlyings.

•	Consolidation of data.

Market risk management is in turn guided by the following basic principles:

•	Involvement of senior management

•	Independence of the risk function from the business.

•	Clear definition of powers.

•	Risk measurement.

•	Risk limitation.

•	Analysis and control of risk positions.

•	Establishment of risk policies and procedures.

•	Assessment of risk methodologies validated or developed by the methodology area.

5.5.	Internal model

At 2012 year-end, the Group had obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile, Mexico and Portugal units. The Group intends to gradually extend this approval to its other units.

The consolidated regulatory capital for the Group per the internal market risk model is obtained by adding the regulatory capital of each of the units for which the related approval has been obtained from the Bank of Spain. This criterion for consolidating the Group’s capital is conservative, since it does not take into account the savings in capital arising from the diversification effect among the various geographical areas.

Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying as fundamental metrics VaR, Stressed VaR and the incremental risk capital charge (IRC) for default risk and rating migration risk, in keeping with the new capital requirements in the Basel accords.

The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of new requirements, in line with the documents issued by the Basel Committee to strengthen the capital of financial institutions.

6.	LIQUIDITY AND FUNDING RISK

6.1	Liquidity management framework—Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium and long-term liquidity needs arising from the business must be funded using medium and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

6.1.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Group’s chairman and its members are the second deputy chairman and managing director, the third deputy chairman (who, in turn, is the chairman of the risk committee), the finance and risk executive vice presidents, and the heads of the business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the limits set.

The Group has established a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

6.1.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term liquidity requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that is currently in the observation phase.

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any “conflicts” between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: dynamic and static. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a)	Liquidity gap

The liquidity gap provides information on cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

In practice, since the same item will behave differently at the various Group subsidiaries, a set of common standards and methodologies are in place to make it possible to construct the liquidity risk profiles of each unit in a uniform manner and to submit these profiles in a comparable form to the Bank’s senior management.

Consequently, in the case of Group, a consolidated view of the liquidity gaps is of very limited use for the management and understanding of liquidity risk. Its usefulness is further diminished if the gaps are obtained by using contractual maturities.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in 2012, the wholesale liquidity gap was monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2012, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

b)	Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2012, the Group had a structural liquidity surplus of EUR 157,000 million following the improved situation reported by the main units.

c)	Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

At the end of 2012, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, the Group would have an adequate liquidity position.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank interest rates.

6.1.3 Management tailored to business needs

In practice, in keeping with the funding principles mentioned above, the Group’s liquidity management consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

The Group’s main subsidiaries are currently self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance, which requires the support of other Group units, especially the Parent, since it specializes in consumer financing mainly through dealer/retailer recommendations. Funding of subsidiaries is conducted at all times at market rates, taking into consideration the term of the financing and the internal rating of the borrowing unit.

In any case, over the last three years the amount of the support provided to Santander Consumer Finance by the Parent has fallen to less than a third (down to EUR 4,500 million from EUR 15,000 million in 2009). The measures currently being taken to enable Santander Consumer Finance to achieve self-financing levels similar to those of the other subsidiaries, via both retail customer funds and wholesale financing, are successfully reaching the milestones set and will be completed in the short term.

6.2 Funding strategy and evolution of liquidity in 2012

6.2.1 Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business, in a highly demanding environment marked by a heightened perception of risk, scant liquidity at certain time horizons and the increased cost of funding.

This sound performance was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of subsidiaries’ strategies to the growing market demands. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies over the last three years, namely:

•	Reduced growth in lending due to the environment, reflected more intensely in the economies currently undergoing adjustment, such as Spain and Portugal.

•	Priority focus on attracting customer funds. Group deposits excluding repos (but including retail promissory notes) rose by almost EUR 122,000 million. Deposits increased across all geographical areas, above all at the units with the highest growth in lending.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. The Group’s model of decentralized subsidiaries has helped it to continue to be very active in the wholesale markets in a highly demanding period.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

In particular, in 2012 the Group raised its total discount capacity to approximately EUR 130,000 million (up from around EUR 100,000 million in 2010 and 2011). In order to achieve this, it was necessary for the subsidiaries to implement an ongoing strategy for the generation of discountable assets with which to offset the reduced value of collateral resulting from the lowering of ratings in the period, above all those of sovereign debt and related assets.

This total discount capacity was generated largely by the units located in the euro zone. These units took advantage of the quality of their assets and the extraordinary monetary policy measures introduced by the European Central Bank (ECB) in late 2011 and early 2012 (basically, extension of collateral eligibility and three-year liquidity auctions) to substantially increase their liquidity buffers.

Consequently, at the end of 2012 the Group’s total volume of discountable assets amply exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. Specifically, it represented more than 160% of the gap, following the increase in the volume thereof discussed above, which was more intense in the last year.

In 2012, in view of the situation of the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it as an immediate liquidity reserve at the European System of central banks and, as a result, its net global position was virtually zero.

In January 2013, the improvement in the liquidity position of the Group and that of its Spanish units, together with the loosening-up of the wholesale funding markets, will enable the Group to repay, in January 2013, all of the funds received by Banco Santander and Banesto in the first LTRO (Long Term Refinancing Operations) auction performed by the ECB in December 2011. Specifically, Santander will repay the EUR 24,000 million deposited at the European System of central banks, which is the maximum amount allowed in the first repayment window offered by the European monetary authority.

Thanks to all these developments, conducted on the basis of a liquidity management model, the Group currently enjoys a funding structure that sets it apart from most of its peers worldwide. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2012 they accounted for 89% of net loans.

Furthermore, these customer deposits are regarded as highly stable funds given their predominantly retail origin (more than 85% of deposits relate to commercial banking).

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents just under a quarter of the Group’s total funding and enables it to comfortably cater for the loans not financed with customer deposits (commercial gap).

The bulk of the medium and long-term wholesale funding consists of debt issues. At the end of 2012 the outstanding nominal balance in the market was EUR 153,000 million, with an adequate maturity profile (average 3.8 years) with no risk concentrations.

In addition to the debt issues, the medium and long-term wholesale funding also comprises the facilities of the Federal home loan banks in the United States (EUR 10,000 million drawn at the end of the reporting period) and the funds obtained from securitization activities. These last-mentioned funds include market-issued asset-backed bonds, structured and other special financing arrangements totaling EUR 50,000 million with an average maturity of around 2.5 years that compares favorably with market standards.

Wholesale funding in the form of short-term issue programmes constitutes a residual portion of the structure, accounting for less than 2% of total funding (excluding the retail promissory notes referred to above), and is more than fully covered by liquid financial assets.

At December 2012 the outstanding balance of the short-term funding was less than EUR 17,000 million, raised basically by the United Kingdom unit and the Parent through the existing issue programmes.

6.2.2 Evolution of liquidity in 2012

6.2.2.1 Improvements in the basic liquidity ratios

At the end of 2012, in comparison with 2011, the Group reported:

•	A reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 74% due to the decrease in lending in the climate of deleveraging referred to earlier. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

•	An improvement in the loan-to-deposit (LTD) ratio, which stood at 113% (including retail promissory notes), down from 117% in 2011. This dip continues the sliding trend that began in 2008 (150%) as a result of the Group-wide effort to attract retail deposits.

•	An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of improved liquidity resulting from commercial management efforts and the Group’s unchanged issue capacity. This ratio stood at 118% (2011: 113%), by far surpassing the 104% reported in 2008.

•	At the same time, there was a continuing limited recourse to short-term wholesale funds, at 2% around the same level as in 2011.

•	Lastly, in 2012 the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) increased significantly to EUR 157 billion, due basically to the narrowing of the commercial gap. This surplus is based mainly on fixed income securities (EUR 114 billion), equities (EUR 5 billion) and net deposits at central banks (EUR 56 billion) .

The Group captured EUR 43,000 million in medium and long term issues of fixed income and securitizations in 2012. The chart below sets out their distribution by instruments and geographic areas.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised EUR 31,000 million. Two points are worth mentioning:

•	The parent bank’s issuance capacity (almost EUR 16,000 million with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

•	The jump made by Latin American units both in quantitative (more than EUR 8,000 million issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitizations, the Group’s subsidiaries placed in the market close to EUR 12,000 million of securitization bonds and medium and long term structured funding collateralized by securitization bonds or covered bonds.

Along with the UK market which took 84% of the Group’s placements, also noteworthy was the securitization activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitization of loans for auto finance.

This improvement of the liquidity position at Group level is the result of the trends reported at the various subsidiaries.

6.2.2.2 Increase in the liquidity reserve

The liquidity reserve is the stock of highly-liquid assets held by the Group and its subsidiaries in order to serve as a source of funds of last resort in situations of extreme market stress when it is not possible to obtain financing with adequate maturities at acceptable prices.

Consequently, this reserve includes cash and balances with central banks, as well as central-bank eligible assets and government debt securities. The existence of this reserve further bolsters the robust liquidity position enjoyed by the Group and its subsidiaries.

At the end of 2012, the Group’s liquidity reserve amounted to EUR 217 billion, equal to 22% of the Group’s funding. The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012
Effective value (net of haircuts) in million euros
Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

As of December 31, 2012, the liquidity reserve was located: EUR 107 billion in the UK, EUR 90 billion in the rest of the units in the convertible currencies area, and the remaining EUR 20 billion mainly in Latin America and Poland.

In 2012, the Group was particularly active in generating eligible assets linked in general to development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around €100,000 million in 2010 and 2011 to around €133,000 million at the end of 2012.

7.	OPERATIONAL RISK

7.1	Definition and objectives

The Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt initially for the standardized approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardized approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Group.

7.2	Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three levels or layers of control:

•	First level: management and control functions performed by the Group’s units. Attempts to ensure that the business and the entity as a whole do not incur this type of risk.

•	Second level: control functions performed by the corporate areas. Establishes regulations and controls compliance by the first layer of control.

•	Third level: integrated supervision functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR).

This model is reviewed on a recurring basis by the internal audit division.

Within the technology and operations division, the corporate technology and operational risk area (ACRTO) is responsible for the definition of policies and methodology and for the management and control of technology and operational risks.

The Group considers it is advisable for the first and second layer control functions to be performed within the aforementioned technology and operations division, which manages operational risk more directly and which has resources and personnel better suited to the identification, measurement, valuation and mitigation of operational risk. All of the above forms part of the recurring supervision of the Group’s control bodies, in line with its strong risk management culture.

The implementation, integration and local adaptation of the policies and guidelines established by the corporate area are the responsibility of the local areas, through the operational risk officers identified in each unit.

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/ assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation: global initiatives and results

The main functions, activities and global initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarized as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Designation of head coordinators and creation of operational risk departments at the local units.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimize the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•	Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Substantially all the Group units are currently included in the model, with a high degree of uniformity. However, the different pace of the implementation, phases, timetables and historic depth of the respective databases gives rise to differences in the level of progress between one country and another.

In general, all the Group’s units continue to improve all matters relating to operational risk management, as disclosed in the annual review performed by internal audit.

7.3	Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis (based on the identified risks) and obtain a valuation (through the measurement/assessment) of the area/unit.

7.4	Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Group.

In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on the following aspects:

•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	The Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information acts as the basis for meeting reporting requirements to the risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the Group’s insurance management area in all activities leading to improvements in the two areas. Some notable examples are as follows:

•	Cooperation in the presentation of the Group’s operational risk management and control model to insurers and reinsurers.

•	Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialized companies, and of the subsequent implementation thereof.

•	Sharing of the information generated in the two areas in order to strengthen the quality of error databases and the cover provided by the insurance policies of the various operational risks.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Regular meetings to report on specific activities, statements of position and projects in the two areas.

•	Active participation of the two areas in the global insurance sourcing desk, the highest technical body in the Group responsible for the definition of insurance coverage and arrangement strategies.

8.	COMPLIANCE AND REPUTATIONAL RISK

8.1	Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise) or being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Reputational risk is the risk associated with the perception of the Group held by the various internal and external stakeholders with which it is related as part of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.

The Group’s objective regarding compliance and reputational risk management is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

8.2	Corporate governance and organizational model

It is the responsibility of the Bank’s board or directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the global policy on the prevention of money-laundering and terrorist financing and the product and service marketing policy.

The risk committee proposes the Group’s risk policy to the board. Also, as the body responsible for global risk management, it measures reputational risk in its area of activity and decision-making.

The audit and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the eleven meetings held by this committee in 2012. The Group’s head of compliance also reported to one meeting of the risk committee, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint are submitted to it.

The last layer of governance comprises the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money-laundering and the marketing of products and services), which have a global scope (all geographical areas, all businesses) and are replicated at local level.

As part of the risk division, in the exercise of its functions to support the risk committee, the integrated risk control and internal risk validation area (CIVIR) supervises the control framework applicable to compliance and reputational risk and, in turn, facilitates information in this connection to the Group’s control bodies.

The organizational model revolves around the corporate compliance and reputational risk area, forming part of the general secretary’s division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the central department for the prevention of money-laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, since the appropriate functional reporting channels to the corporate area have been established.

8.3	Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual programme whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money-laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

Policies

The general code of conduct is the central plank of the Group’s compliance programme. The general code of conduct contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals3.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel through which notifications of allegedly illicit actions are formulated and processed.

Governance and organization

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money-laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretary’s division, financial management, human resources and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implement the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervise the training activities on the compliance programme conducted by the human resources area.

3.	Direct investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.	Cooperate with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receive and handle the complaints made by employees or third parties through the complaints channel.

6.	Advise on the resolution of doubts arising from the application of the codes and manuals.

7.	Prepare an annual report on the application of the compliance programme for submission to the audit and compliance committee.

8.	Regularly report to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance programme.

9.	Assess, every year, the changes that it might be appropriate to make to the compliance programme, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit and compliance committee.

[3]	The industry-specific codes and manuals include the prevention of money-laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the foreclosed asset management manual of conduct, the purchase management manual of conduct, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control. 2012 saw the completion of the implementation at the Group in Spain of this model, which includes the design and implementation of a risk map with the related controls; the preparation of a prevention manual and protocols that would be applicable if criminal proceedings were initiated; and various employee training and awareness-raising measures on criminal risk.

As regards the industry-specific codes and manuals, the focus of the compliance programme is on the following operational spheres, inter alia:

•	Prevention of money-laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money-laundering and terrorist financing

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money-laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all Banco Santander’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money-laundering and terrorist financing.

Governance and organization

The organization of the prevention of money-laundering and terrorist financing function is based on three figures: the analysis and resolution committee (CAR), the central money-laundering prevention department (DCPBC) and the persons responsible for prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary’s division, human resources and the most directly affected business units.

The DCPBC’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at four different levels: area, unit, branch and account. In each case their role is to provide support to the DCPBC based on their proximity to the customer and transactions.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money-laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

Banco Santander is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programmes to combat money-laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money-laundering in private banking and correspondent banking, and the financing of terrorism as regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Product and service marketing

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all regions, businesses and entities that: (i) reinforces the organizational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorization has been obtained from the corporate compliance and reputational risk area.

Governance and organization

The management of the risk that might arise from the incorrect selling of products or services is organized by corporate and local marketing committees, the global consultative committee, the corporate monitoring committee, and corporate and local reputational risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

The CCC pays particular attention to the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, local marketing committees (CLCs) are created at local level to channel proposals for the approval of new products to the CCC -after issuing a favorable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The global consultative committee (CGC) is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The CGC, which meets on an estimated quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network).

The purpose of the corporate reputational risk management office (OCGRR) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

At local level reputational risk management offices have been established, which are responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Register and control sensitive information that is known by and/or generated at the Group;

2.	Keep lists of the securities affected and the initiated persons, and monitor transactions with these securities;

3.	Monitor transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receive and attend to notifications of and requests for authorization of transactions for own account;

5.	Control transactions for own account of the persons subject to compliance with the code of conduct;

6.	Manage breaches;

7.	Resolve doubts raised on the CCMV;

8.	Record and resolve conflicts of interest and the situations that might give rise to them;

9.	Assess and manage any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the CCMV;

11.	Develop ordinary contact with the regulators;

12.	Organize training and, in general, perform the actions required to apply the CCMV; and

13.	Analyze actions that might be suspected of constituting market abuse and, where appropriate, report them to the supervisors.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The audit and compliance committee is informed of the main issues at each of its meetings.

Other actions

In 2012 Santander continued to perform various other activities in the regulatory compliance field –review of the Bank’s internal regulations prior to their publication, verification to ensure that treasury share transactions are in line with internal and external regulations, maintenance of the regulatory information section of the corporate website, review of the reports on voting recommendations in the general meetings prepared by the principal consultants on this matter, regular submission of regulatory information to the supervisors, etc.– and it cooperated in new corporate projects, e.g. adapting the Group to the US FATCA and Dodd-Frank Acts.

The losses incurred by the Group due to compliance and reputational risk are included in the events database managed by the Group’s corporate technology and operational risk area (ACRTO).

9.	CAPITAL

9.1	Compliance with the new regulatory framework

The new regulatory framework established by Basel III will heighten the capital requirements very significantly, from both a quantitative standpoint (gradual increase in the minimum requirements for the core capital and Tier 1 capital ratios, greater deductions from the capital base, establishment of various capital buffers) and a qualitative standpoint (higher quality of capital required). The analysis of the impact of the new future regulations did not have a material effect on the Group’s capital adequacy ratios. The date of the entry into force of the new Basel III regulations in Europe and the definition of the content thereof are subject to the conclusion of the European legislative process and the corresponding transposition into Spanish law, but they are expected to enter into force in 2014.

With regard to credit risk, the Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal and certain portfolios in Mexico, Brazil and Chile. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group currently uses the standardized approach for regulatory capital calculation purposes and it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process, which is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis. The economic capital model considers risks not included in Pillar 1 (concentration risk, interest rate risk, business risk, and risks relating to pensions, goodwill, other intangible assets, etc.).

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar 3. The Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar 3 disclosures report incorporates the recommendations made by the European Banking Authority (EBA) to make Santander an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

9.2	Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy position.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (not only those contemplated in Pillar 1), as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. In addition, the definition of capital included in Santander’s model is different to the regulatory definition and it enables, in our opinion, the capital available for stress scenarios to be better separated from the risks to be assessed. The Group uses this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.

In the internal definition of available capital, unlike the regulatory capital base, certain on-balance-sheet assets (such as goodwill, etc.) to which the regulator does not grant any value from a prudential point of view are not deducted, since in Santander’s model risks and capital requirements are also calculated for these assets.

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile of a group with global operations such as Santander. The fact that the Group conducts its business activities in various countries through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. Despite the current high level of globalization of the world’s economies, the economic cycles are not the same and do not have the same intensity in the various geographical regions. As a result, groups with global presence display more stable results and have a greater capacity to withstand possible crises affecting specific markets or portfolios, which is synonymous with a lower level of risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of the risk of portfolios and businesses.

As regards capital adequacy, in the context of Pillar 2 of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks and geographical areas. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics enable the risk-return targets to be assessed, including the effects of off-setting, pricing of transactions by risk, measurement of the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximizing value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Banco Santander share in relation to the market trend.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

In 2012 value creation by the business units was disparate, falling in Europe and increasing in the United States. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

55. Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1	Consolidated financial statements

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CONSOLIDATED BALANCE SHEET

	Millions of Euros
	2012	2011	2010
Assets
Cash and due from banks	111,663	87,085	70,858
Interest earning deposits in other banks	28,214	25,042	25,063
Securities purchased under agreements to resell	13,527	11,817	9,989
Trading account assets	206,273	192,201	196,242
Banks	31,644	14,146	35,054
Loans	11,569	14,995	8,525
Derivatives	110,319	102,498	73,069
Debt securities	46,561	55,353	62,477
Equity securities	6,180	5,209	17,117
Investment securities	99,325	93,453	94,664
Available-for-sale	99,325	93,453	94,664
Net Loans and leases	683,449	712,920	700,810
Loans and leases, net of unearned income	708,831	731,675	720,472
Less-Allowance for loan losses	(25,382)	(18,755)	(19,662)
Premises and equipment, net	14,483	13,985	12,780
Investment in affiliated companies	4,454	4,155	273
Other assets	107,806	108,206	104,057
Intangible Assets	3,436	2,994	3,442
Goodwill in consolidation	24,626	25,089	24,622
Accrual Accounts	1,757	2,032	2,559
Hedge derivatives	7,936	9,898	8,227
Others	70,051	68,193	65,207

Total assets	1,269,194	1,248,864	1,214,736

Liabilities
Deposits	678,383	653,036	633,938
Non interest deposits	5,285	5,380	4,825
Interest bearing	673,098	647,656	629,113
Demand deposits	149,186	160,540	153,185
Savings deposits	167,389	140,583	136,694
Time deposits	356,523	346,533	339,234
Certificates of deposit	—	—	—
Short-term debt	120,481	131,930	130,730
Long-term debt	202,223	208,590	216,476
Other liabilities	186,832	174,494	154,095
Taxes Payable	7,765	7,966	8,419
Accounts Payable	4,908	6,632	8,286
Accrual Accounts	5,181	5,470	4,953
Pension Allowance	9,948	8,636	8,371
Stock borrowing liabilities	—	—	—
Derivatives	116,187	109,527	81,913
Liabilities under insurance contracts	1,425	517	10,449
Other Provisions	5,795	6,526	6,141
Short securities positions	15,181	10,187	12,303
Others	20,442	19,033	13,260

Total liabilities	1,187,919	1,168,050	1,135,239
Equity
Stockholders’ equity
Capital stock	5,161	4,455	4,164
Additional paid-in-capital	37,412	31,223	29,457
Other additional capital	(937)	(1,821)	(1,462)
Current year earnings	2,295	5,330	8,212
Other reserves	27,929	35,273	33,266

Total stockholders’ equity	71,860	74,460	73,637

Non-controlling interests	9,415	6,354	5,860
Total Equity	81,275	80,814	79,497
Total liabilities and Equity	1,269,194	1,248,864	1,214,736

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2012, 2011 and 2010, the investment debt securities assigned to certain Group or third-party commitments amounted to €61,335 million, €43,899 million and €27,034 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	2012	2011	2010
Interest income:
Interest and fees on loans and leases	47,076	47,793	42,243
Interest on deposits in other banks	2,851	3,806	2,881
Interest on securities purchased under agreements to resell	1,474	1,175	979
Interest on investment securities	7,767	8,152	6,801
Dividends	—	—	—
Total interest income	59,168	60,926	52,904
Interest expenses:
Interest on deposits	(16,563)	(17,034)	(13,721)
Interest on short-term borrowings	(4,397)	(4,531)	(3,258)
Interest on long-term debt	(6,731)	(6,928)	(5,117)
Total interest expense	(27,691)	(28,493)	(22,096)
Interest income / (Charges)	31,477	32,433	30,808
Provision for credit losses	(18,536)	(11,090)	(10,215)
Interest income / (Charges) after provision for credit losses	12,941	21,343	20,593
Non interest income:
Commissions and fees from fiduciary activities	1,217	1,340	1,350
Commissions and fees from securities activities, net	702	668	784
Fees and commissions from insurance activities	7,807	8,908	9,002
Other Fees and commissions, net	5,890	5,938	5,405
Gains (losses) from:
Affiliated companies’ securities	1,200	1,851	170
Investment securities	2,483	(540)	2,108
Foreign exchange, derivatives and other, net	339	2,169	322
Sale of premises	133	52	197
Income from non financial entities	369	401	345
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	325	92	210
Other income	1,110	1,113	806
Total non interest income	21,575	21,992	20,699
Non interest expense:
Salaries and employee benefits	(10,501)	(10,865)	(9,835)
Occupancy expense of premises, depreciation and maintenance, net	(2,940)	(2,688)	(2,487)
General and administrative expenses	(5,626)	(5,566)	(5,145)
Impairment of goodwill	(156)	(760)	(63)
Impairment / amortization of intangible assets	(1,106)	(1,685)	(1,090)
Impairment of tangible assets	(1,019)	(2,176)	(530)
Provisions for specific allowances	(1,646)	(2,375)	(904)
Payments to Deposit Guarantee Fund	(530)	(346)	(307)
Insurance claims	(5,516)	(7,164)	(7,591)
Expenses of non financial entities	(232)	(249)	(205)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(633)	(404)	(201)
Other expenses	(1,028)	(1,199)	(924)
Total non interest expense	(30,933)	(35,477)	(29,282)
Income before income taxes	3,583	7,858	12,010
Income tax expense	(590)	(1,755)	(2,910)
Net consolidated income for the year	2,993	6,103	9,100
Net income attributed to non-controlling interests	768	788	923
Income from discontinued operation, net of taxes	70	15	35
NET INCOME ATTRIBUTED TO THE GROUP	2,295	5,330	8,212

	2012 (*)	2011 (*)	2010 (*)
CONSOLIDATED PROFIT FOR THE YEAR	3,063	6,118	9,135
OTHER RECOGNISED INCOME AND EXPENSE	(3,711)	(3,145)	1,650
Items that may be reclassified subsequently to profit or loss:	(2,588)	(2,570)	1,643
Available-for-sale financial assets:	1,171	344	(2,719)
Revaluation gains/(losses)	1,729	231	(1,863)
Amounts transferred to income statement	(558)	156	(856)
Other reclassifications	—	(43)	—
Cash flow hedges:	(84)	(17)	117
Revaluation gains/(losses)	129	(109)	(89)
Amounts transferred to income statement	(249)	92	206
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	36	—	—
Hedges of net investments in foreign operations:	(1,107)	106	(2,253)
Revaluation gains/(losses)	(1,336)	13	(2,444)
Amounts transferred to income statement	229	9	191
Other reclassifications	—	84	—
Exchange differences:	(2,170)	(2,824)	5,704
Revaluation gains/(losses)	(1,833)	(2,906)	5,986
Amounts transferred to income statement	(330)	85	(282)
Other reclassifications	(7)	(3)	—
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	(57)	(95)	—
Revaluation gains/(losses)	(61)	(37)	—
Amounts transferred to income statement	21	—	—
Other reclassifications	(17)	(58)	—
Other recognized income and expense	—	—	—
Income tax	(341)	(84)	794
Items that will not be reclassified to profit or loss:	(1,123)	(575)	7
Actuarial gains/(losses) on pension plans	(1,708)	(880)	7
Income tax	585	305	—
TOTAL RECOGNISED INCOME AND EXPENSE	(648)	2,973	10,785
Attributable to the Parent	(764)	2,642	9,069
Attributable to non-controlling interests	116	331	1,716

(*)	Financial statements have been recasted as described in Note 1.b to the financial statements.

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	94,931	73,254	70,716
Of which:
To bank subsidiaries	30,004	35,270	35,591
Trading account assets	95,556	91,330	67,807
Investment securities	47,097	43,746	29,850
Of which:
To bank subsidiaries	18,491	16,581	9,576
To non-bank subsidiaries	164	—	—
Net Loans and leases	152,933	174,775	186,505
Of which:
To non-bank subsidiaries	26,553	37,602	31,039
Investment in affiliated companies	72,714	68,559	60,497
Of which:
To bank subsidiaries	64,550	62,988	58,105
To non-bank subsidiaries	8,163	5,571	2,392
Premises and equipment, net	990	1,211	1,272
Other assets	11,694	13,282	12,751

Total assets	475,915	466,157	429,398
Liabilities
Deposits	249,928	225,232	221,027
Of which:
To bank subsidiaries	20,775	17,447	27,779
To non-bank subsidiaries	54,300	56,818	59,393
Short-term debt	34,080	42,785	26,924
Long-term debt	48,643	56,486	59,801
Total debt	82,723	99,271	86,725
Of which:
To bank subsidiaries	4,474	4,009	133
To non-bank subsidiaries	18,174	25,815	29,111
Other liabilities	98,707	96,619	77,169

Total liabilities	431,358	421,122	384,921
Stockholders’ equity
Capital stock	5,161	4,455	4,165
Retained earnings and other reserves	39,396	40,580	40,312

Total stockholders’ equity	44,557	45,035	44,477
Total liabilities and Stockholders’ Equity	475,915	466,157	429,398

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2012, 2011 and 2010.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2012	2011	2010
	(Millions of Euros)
Interest income
Interest from earning assets	10,448	10,355	9,061
Dividends from affiliated companies	5,311	3,913	5,515
Of which:
From bank subsidiaries	4,716	3,557	5,452
From non-bank subsidiaries	595	356	63

	15,759	14,268	14,576
Interest expense	(6,677)	(7,193)	(5,817)

Interest income / (Charges)	9,082	7,075	8,759
Provision for credit losses	(6,072)	(1,985)	(2,132)

Interest income / (Charges) after provision for credit losses	3,010	5,090	6,627
Non interest income:	4,638	393	716
Non interest expense:	(6,649)	(3,293)	(3,947)

Income before income taxes	999	2,190	3,396
Income tax expense	384	(37)	(61)

Net income	1,383	2,153	3,335

Following are the summarized condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2012, 2011 and 2010:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Millions of Euros
	2012	2011	2010
NET INCOME	1,383	2,153	3,335
OTHER COMPREHENSIVE INCOME	(449)	345	(1,405)
Items that may be reclassified subsequently to profit or loss	(111)	446	(1,423)
Available-for-sale financial assets:	(135)	617	(2,057)
Revaluation gains/(losses)	(112)	357	(2,098)
Amounts transferred to income statement	(23)	260	41
Other reclassifications	—	—	—
Cash flow hedges:	—	—	2
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	2
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(20)	17	17
Revaluation gains/(losses)	(20)	21	47
Amounts transferred to income statement	—	(4)	(30)
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	44	(188)	617
Items that will not be reclassified to profit or loss:	(338)	(101)	18
Actuarial gains/(losses) on pension plans	(469)	(145)	22
Income tax	131	44	(4)
TOTAL COMPREHENSIVE INCOME	934	2,498	1,930

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2011, 2010 and 2009.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2012	2011	2010
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,383	2,153	3,335
Adjustments to profit	6,813	4,170	3,051
Net increase/decrease in operating assets	18,872	2,958	(14,923)
Net increase/decrease in operating liabilities	5,784	17,295	13,166
Reimbursements/payments of income tax	82	6	215
Total net cash flows from operating activities (1)	32,934	26,582	4,844
2. Cash flows from investing activities
Investments (-)	(6,235)	(9,377)	(1,329)
Divestments (+)	4,281	1,470	4,577
Total net cash flows from investment activities (2)	(1,954)	(7,907)	3,248
3. Cash flows from financing activities
Disposal of own equity instruments	1,266	2,621	2,343
Acquisition of own equity instruments	(1,324)	(2,621)	(2,314)
Issuance of debt securities	—	—	6,970
Redemption of debt securities	(6,891)	(3,881)	(9,438)
Dividends paid	(1,287)	(3,489)	(4,107)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(675)	(115)	(377)
Total net cash flows from financing activities (3)	(8,911)	(7,485)	(6,923)
4. Effect of exchange rate changes on cash and cash equivalents (4)	(65)	110	251
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	22,004	11,300	1,420
Cash and cash equivalents at beginning of period	19,347	8,047	6,627
Cash and cash equivalents at end of period	41,351	19,347	8,047

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(Millions of Euros)
Preference shares	421	449	435
Preferred securities	4,319	5,447	6,917

Total at year-end	4,740	5,896	7,352

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2012, 2011 and 2010.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc and Santander Holdings USA, Inc.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Santander UK Group.

Except the issues of Santander PR Capital Trust I, which redeems in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary operations relating to liquidity guarantees (see Note 23 and Exhibit III), and are described in the table below:

	Outstanding at December 31, 2012
Preference Shares		Amount in currency	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency	(million)
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222%(2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	150.4	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	75.5	7.300%	May 15, 2011
	Outstanding at December 31, 2012
Preferred Securities		Amount in currency	Interest rate	Maturity date
Issuer/Date of issue	Currency	(million)
Banesto Group
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	119.9	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	7.8	6.0%	Perpetuity
Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	20.9	Euribor (3M) + 2.2%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	146.9	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	159.0	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	6.4	7.01%	Perpetuity
July 2009	Pounds Sterling	640.7	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	111.8	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	980.2	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity
Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	366.4	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Santander PR Capital Trust I
February 2006	US Dollar	125.0	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal)—issuers of registered preferred securities guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal) for the years ended December 31, 2012 and 2011 are the following:

SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)

Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2012	2011
Assets:
Cash	1,631	4,757
Deposits with Parent Bank	520,722	522,520
Accrual accounts	7,999	7,934
Other assets	—	—

Total Assets	530,352	535,211
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	23	3,107
Accrual accounts	7,960	7,952
Non-commercial debts	—	—
Commercial debts	36	23
Debts with Group companies	423	367
Provisions for taxes	—	—
Preferred securities	520,893	522,671

Total Liabilities	529,335	534,120
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	940	621
Net income	(74)	319

Total Stockholders’ Equity	1,017	1,091
Total Liabilities and Stockholders’ Equity	530,352	535,211

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2012	2011
Interest income	10,873	93,879
Interest expenses	(10,813)	(93,300)
Non interest income	—	1
Non interest expenses	(78)	(121)
Corporate income tax	(56)	(140)

Net income / (loss)	(74)	319

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011
NET INCOME/(LOSS)	(74)	319
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Arising from actuarial gains and losses and other adjustments	—	—
Tax effect	—	—
Total income and expense recognised directly in equity	—	—
Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Tax effect	—	—
Total transfers to profit or loss	—	—
TOTAL COMPREHENSIVE INCOME	(74)	319

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,505	151	(2)	623	772
2010 Income allocation	—	—	623	(623)	—
Net income 2011	—	—	—	319	319
Balance at December 31, 2011	1,505	151	621	319	1,091
2011 Income allocation	—	—	319	(319)	—
Net income 2012	—	—	—	(74)	(74)
Balance at December 31, 2012	1,505	151	940	(74)	1,017

In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander, S.A.

After this capital increase, the capital stock of Santander Finance Capital S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

Issuances	Issue Date	Thousands of Euros at 12/31/12
Series VI	03/18/2009	13,781
Series VII	03/18/2009	18,929
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	20,863

Total		521,018
Issuances expenses
Series VI		—
Series VII		—
Series VIII		(70)
Series IX		(34)
Series X		(21)

Total		(125)

Total		520,893

•	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.

•	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.

•	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value. On July 12, 2010 the company redeemed the whole series.

•	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.

•	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.

•	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.

•	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.

•	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

On December 2, 2011, we announced an offer (the “Repurchase Offer”) to repurchase Series X Preferred Securities issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank (the “Series X Preferred Securities”) and a simultaneous public offer to subscribe for newly-issued shares of Banco Santander (the “New Shares”), on the terms set out below. We refer to the Repurchase Offer and the issuance of New Shares as the “Capital Increase.”

In order to participate in the Repurchase Offer, holders of Series X Preferred Securities were required to irrevocably subscribe the number of New Shares which corresponded to the repurchase price of their Series X Preferred Securities. The New Shares were offered solely to the abovementioned holders of Series X Preferred Securities who accepted the Repurchase Offer.

The issue price of the New Shares (nominal plus premium) equaled to the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges during the Acceptance Period. Consequently, the number of New Shares to be subscribed by each holder of Series X Preferred Securities who accepted the Repurchase Offer was the result from dividing the nominal value of the preferred securities (€25.00) by the issue price of the New Shares.

On December 28, 2011, we announced that during the acceptance period, the holders of 77,743,969 preferred securities, representing 98.88% of the preference shares outstanding, had accepted the repurchase offer.

The holders of these preferred securities subscribed 341,802,171 shares under the Capital Increase. Consequently, the total amount (nominal plus premium) subscribed was €1,943,599,225 and the nominal value of the Capital Increase was €170,901,085.50. The New Shares represented 3.84% of the share capital of Banco Santander following the Capital Increase.

On December 30, 2011, Banco Santander acquired the Series X Preferred Securities and the new shares subscribed by the holders of those preferred securities were paid up.

These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)

Santander Finance Preferred, S.A. (Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2012	2011
Assets:
Cash	34,117	33,238
Deposits with Parent Bank	3,725,047	3,737,691
Accrual accounts	64,393	73,508

Total Assets	3,823,557	3,844,437
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	—	27
Accrual accounts	52,588	55,561
Commercial debts	38	86
Non-commercial debts	—	—
Deferred income	—	—
Debts with group companies	1,377,472	1,296,968
Provisions for taxes	—	—
Preferred securities	2,389,994	2,488,782

Total Liabilities	3,820,092	3,841,424
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	2,862	1,569
Net income	452	1,293

Total Stockholders’ Equity	3,465	3,013
Total Liabilities and Stockholders’ Equity	3,823,557	3,844,437

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2012	2011
Interest income	299,859	293,086
Interest expenses	(298,166)	(290,977)
Non interest income	—	669
Non interest expenses	(863)	(1,403)
Corporate income tax	(378)	(82)

Net income / (loss)	452	1,293

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011
NET INCOME/(LOSS)	452	1,293
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Arising from actuarial gains and losses and other adjustments	—	—
Tax effect	—	—
Total income and expense recognised directly in equity	—	—
Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Tax effect	—	—
Total transfers to profit or loss	—	—
TOTAL COMPREHENSIVE INCOME	452	1,293

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,505	151	2,672	(1,103)	1,720
2010 Income allocation	—	—	(1,103)	1,103	—
Net income 2011	—	—	—	1,293	1,293
Balance at December 31, 2011	1,505	151	1,569	1,293	3,013
2011 Income allocation	—	—	1,293	(1,293)	—
Net income 2012	—	—	—	452	452
Balance at December 31, 2012	1,505	151	2,862	452	3,465

In October 2005, the board of directors authorized a capital increase of 903 shares of common stock with a €100 par value. This capital increase was fully subscribed and paid by Banco Santander, S.A.

After this capital increase, the capital stock of Santander Finance Preferred, S.A. (Unipersonal), as of December 31, 2005, amounted to 1,505 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1- $190,000	03/11/2004	144,005
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	378,960
Series 5- $600,000	31/01/2007	454,752
Series 6- $350,000	05/03/2007	265,272
Series 7- £250,000	07/10/2007	306,335
Series 8- £679,400	07/27/2009	832,496
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	625,367
Series 11- $161,587	09/29/2009	122,470

		3,755,358
Issuances expenses
Series 1	—	—
Series 2	—	—
Series 3	—	—
Series 4	—	—
Series 5	—	(801)
Series 6	—	(28)
Series 7	—	—
Series 8	—	(39)
Series 9	—	(39)
Series 10	—	(43)
Series 11	—	(43)

		(993)

Total		3,754,365

•	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

•	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

•	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

•	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

•	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.

•	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.

•	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.

•	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

•	On July 9, 2009, we published on the international markets offers to exchange issues of securities eligible to be included in capital issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level. For this purpose Santander Finance Preferred, S.A. (Unipersonal) issued Series 8, 9, 10 and 11 above.

SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)

Santander International Preferred, S.A. (Sociedad Unipersonal) was established in Spain on February 17, 2009.

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander International Preferred, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

SANTANDER INTERNATIONAL PREFERRED, S.A.	Thousands of Euros	Thousands of Euros
(SOCIEDAD UNIPERSONAL)	2012	2011
Assets:
Cash	278	231
Deposits with Parent Bank	751,800	766,447
Accrual accounts	12,137	12,255
Other current assets	—	—

Total Assets	764,215	778,933
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	—	—
Commercial debts	17	14
Debts with group companies	697	656
Accrual accounts	11,901	12,098
Preferred securities	751,385	766,026

Total Liabilities	764,000	778,794
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	79	22
Net income	76	57

Total Stockholders’ Equity	215	139
Total Liabilities and Stockholders’ Equity	764,215	778,933

Statement of income

SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	Thousands of Euros	Thousands of Euros
	2012	2011
Interest income	15,666	14,421
Interest expenses	(15,494)	(14,275)
Non interest income	—	—
Non interest expenses	(58)	(65)
Corporate income tax	(38)	(24)

Net income / (loss)	76	57

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2012	2011
NET INCOME/(LOSS)	76	57
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Arising from actuarial gains and losses and other adjustments	—	—
Tax effect	—	—
Total income and expense recognised directly in equity	—	—
Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Tax effect	—	—
Total transfers to profit or loss	—	—
TOTAL COMPREHENSIVE INCOME	76	57

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common
Changes in Stockholders’ Equity	Shares	Thousands of Euros
Balance at January 1, 2011	602	60	(17)	39	82
2010 Income allocation	—	—	39	(39)	—
Net income 2011	—	—	—	57	57
Balance at December 31, 2011	602	60	22	57	139
2011 Income allocation	—	—	57	(57)	—
Net income 2012	—	—	—	76	76
Balance at December 31, 2012	602	60	79	76	215

At December 31, 2012, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1 ($)	03/19/2009	743,514
Series 2 (€)	03/19/2009	8,582

		752,096
Issuances expenses		(95)

Total		752,001

•	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.

•	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.

55.3 US Registered senior debt

SANTANDER US DEBT, S.A. (Sociedad Unipersonal)

Santander US Debt, S.A. (Sociedad Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is 100% owned by Banco Santander, S.A. The entity issues senior debt and the issuances are guaranteed fully and unconditionally by Banco Santander, S.A.

On December 31, 2012, no entity of Grupo Santander has issued senior debt that is registered in the U.S. It is expected that Santander US Debt, S.A. (Sociedad Unipersonal) issue U.S. registered senior debt during 2013.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander US Debt, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011
Assets:
Cash	1,906	1,226
Deposits with Parent Bank	1,991,609	3,190,347
Other current assets	1	6

Total Assets	1,993,516	3,191,579
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	—	26
Commercial debts	24	35
Debts with group companies	972	25,228
Senior debt	1,992,186	3,166,041

Total Liabilities	1,993,182	3,191,330
STOCKHOLDERS’ EQUITY:
Capital stock	120	120
Retained earnings	129	203
Net income	85	(74)

Total Stockholders’ Equity	334	249
Total Liabilities and Stockholders’ Equity	1,993,516	3,191,579

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011
Interest income	71,733	81,377
Interest expenses	(71,029)	(80,402)
Non interest income	148	—
Non interest expenses	(768)	(1,058)
Corporate income tax	1	9

Net income / (loss)	85	(74)

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011
NET INCOME/(LOSS)	85	(74)
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Arising from actuarial gains and losses and other adjustments	—	—
Tax effect	—	—
Total income and expense recognised directly in equity	—	—
Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—
Arising from cash flow hedges	—	—
Grants, donations and legacies received	—	—
Tax effect	—	—
Total transfers to profit or loss	—	—
TOTAL COMPREHENSIVE INCOME	85	(74)

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,200	120	443	(240)	323
2010 Income allocation	—	—	(240)	240	—
Net income 2011	—	—	—	(74)	(74)
Balance at December 31, 2011	1,200	120	203	(74)	249
2011 Income allocation	—	—	(74)	74	—
Net income 2012	—	—	—	85	85
Balance at December 31, 2012	1,200	120	129	85	334

At December 31, 2012, the capital stock of Santander US Debt, S.A. (Sociedad Unipersonal) amounted to 1,200 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (f)	Jersey	0.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (9) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a )	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(a )	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a )	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Alpha Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Baker Street Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Business Cashflow Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Capital LP I	United States	—	(a )	—	FINANCE
Abbey National Financial Investments 3 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National Financial Investments 4 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National General Insurance Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE
Abbey National Homes Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Investments Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National September Leasing (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Sterling Capital plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services (Transport Holdings) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Ablasa Participaciones, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Ablasa Participações S.A.	Brazil	99.90%	0.10%	100.00%	HOLDING COMPANY
ABN AMRO Administradora de Cartões de Crédito Ltda. (d)	Brazil	0.00%	0.00%	0.00%	CARDS
ABN AMRO Brasil Partipações e Investimentos S.A. (d)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY
AEH Purchasing, Ltd. (b)	Ireland	—	(a )	—	SECURITIZATION
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Agrícola Tabaibal, S.A.	Spain	0.00%	66.55%	100.00%	AGRICULTURE AND LIVESTOCK
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	70.00%	100.00%	MARKETING
Alcaidesa Golf, S.L.	Spain	0.00%	44.82%	50.00%	SPORTS OPERATIONS
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.82%	50.00%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.82%	50.00%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	44.82%	50.00%	SERVICES
ALCF Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Aljarafe Golf, S.A.	Spain	0.00%	80.15%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	—	(a )	—	FINANCE
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Independent Financial Advisers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Investments (Derivatives No.3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Alliance & Leicester Share Ownership Trust Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Sharesafe Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Unit Trust Managers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	79.82%	18.15%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	99.42%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE
Arizona Concentrating Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Arka Emerging Markets SICAV - FIS	Luxembourg	0.00%	94.23%	100.00%	OPEN-END INVESTMENT COMPANY
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	75.21%	100.00%	FINANCIAL SERVICES
Aurum Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	75.21%	100.00%	FINANCE
Bajondillo, S.A.	Spain	0.00%	89.65%	100.00%	PROPERTY
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	HOLDING COMPANY
Banco Bandepe S.A.	Brazil	0.00%	75.21%	100.00%	BANKING
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Banco de Asunción, S.A. (b)	Paraguay	0.00%	99.33%	99.33%	BANKING
Banco Español de Crédito, S.A.	Spain	88.85%	0.79%	89.65%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.01%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	0.00%	75.21%	76.09%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	75.11%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander International	United States	100.00%	0.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.02%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.76%	99.89%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	BANKING
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	89.65%	100.00%	FUND MANAGEMENT COMPANY
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.65%	100.00%	BANKING
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.65%	100.00%	BROKER-DEALER
Banesto Financial Products, Plc.	Ireland	0.00%	89.64%	99.99%	FINANCE
Banesto Renting, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Bank Zachodni WBK S.A.	Poland	94.23%	0.00%	94.23%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L.	Spain	53.00%	12.00%	65.00%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS
Bel Canto SICAV Erodiade	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a )	—	FINANCE
Bilkreditt 1 Limited	Ireland	—	(a )	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a )	—	SECURITIZATION
Boadilla R.E.I. Lux S.à.r.l	Luxembourg	0.00%	100.00%	100.00%	PROPERTY
Bracken Securities Holdings Limited (b)	United Kingdom	—	(a )	—	SECURITIZATION
Bracken Securities Option Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Bracken Securities plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(a )	—	SECURITIZATION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
BST International Bank, Inc.	Puerto Rico	0.00%	99.76%	100.00%	BANKING
BZ WBK Asset Management S.A.	Poland	50.00%	47.12%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	94.23%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse & Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING AND FULL-SERVICE LEASING
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	94.23%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	94.23%	100.00%	BROKER-DEALER
BZ WBK Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	94.22%	99.99%	SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	97.12%	100.00%	FUND MANAGEMENT COMPANY
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.36%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	93.53%	6.47%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.40%	93.08%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	75.09%	99.97%	BROKER-DEALER
Cater Allen Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	99.99%	100.00%	BROKER-DEALER
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Central Eólica Santo Antonio De Padua S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Cristovao S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Jorge S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Clínica Sear, S.A.	Spain	0.00%	45.34%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	76.24%	95.11%	SERVICES
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.55%	74.23%	PROPERTY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES
Credicenter Empreendimentos e Promoções Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FINANCIAL SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	CARDS
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE
CRV Distribuidora de Títulos e Valores Mobiliários	Brazil	0.00%	75.21%	100.00%	MANAGEMENT COMPANY
Darep Limited	Ireland	100.00%	0.00%	100.00%	REINSURANCE
Depósitos Portuarios, S.A.	Spain	0.00%	89.65%	100.00%	SERVICES
Digital Procurement Holdings N.V.	The Netherlands	0.00%	99.42%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Dom Maklerski BZ WBK S.A.	Poland	0.00%	94.23%	99.99%	BROKER-DEALER
Dudebasa, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Elerco, S.A.	Spain	0.00%	89.65%	100.00%	PROPERTY
Embuaca Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Empresas Banesto 2, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Energía Eólica de México, S.A. de C.V. (consolidated)	Mexico	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eólica Bela Vista Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Eólica Icaraí Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Eólica Mar e Terra Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Erestone S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 100740 SLPT	Mexico	0.00%	75.11%	100.00%	FINANCE
Fideicomiso 2002114	Mexico	0.00%	75.11%	100.00%	HOLDING COMPANY
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	75.11%	100.00%	FINANCE
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Financiación Banesto 1, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Santander 3	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 4	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 8	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 9	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 6	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a )	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a )	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	0.00%	89.65%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a )	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	—	(a )	—	SECURITIZATION
Fosse Trustee Limited	Jersey	—	(a )	—	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	INTERNET
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gescoban Soluciones, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	75.12%	100.00%	FUND MANAGEMENT COMPANY
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	HOLDING COMPANY
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Golden Bar (Securitization) S.r.l.	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme I	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme IV	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme V	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme VI	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme VII	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme VIII	Italy	—	(a )	—	SECURITIZATION
Golden Bar Stand Alone 2012-2 (CBCQS)	Italy	—	(a )	—	SECURITIZATION
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY
Grupo Financiero Santander, S.A.B. de C.V.	Mexico	51.05%	24.07%	75.17%	HOLDING COMPANY
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	51.86%	100.00%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	7.08%	44.77%	51.86%	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	AUTOMOTIVE
Hansar Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Hipototta No. 1 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 10 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 10 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 11	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 12	Portugal	—	(a )	—	SECURITIZATION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Hipototta No. 2 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 2 plc (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 3 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 3 plc (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 7 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 7 Limited	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY
Home Services On Line Solutions, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
HRE Investment Holdings II-A S.à.r.l.	Luxembourg	0.00%	73.70%	0.00%	HOLDING COMPANY
HSH Delaware L.P.	United States	0.00%	69.83%	0.00%	HOLDING COMPANY
Hualle, S.A.	Spain	0.00%	89.65%	100.00%	SECURITIES INVESTMENT
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%	100.00%	E-COMMERCE
Idaho Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY
Instituto Santander Serfin, A.C.	Mexico	0.00%	75.11%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES
Island Insurance Corporation	Puerto Rico	0.00%	99.99%	99.99%	INSURANCE
J.C. Flowers II-A L.P.	Canada	0.00%	70.15%	4.43%	HOLDING COMPANY
JCF BIN II-A	Mauritania	0.00%	69.47%	4.43%	HOLDING COMPANY
JCF II-A AIV K L.P.	Canada	0.00%	69.43%	0.00%	HOLDING COMPANY
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	HOLDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	HOLDING COMPANY
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.34%	52.80%	PROPERTY
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	51.85%	99.99%	SERVICES
Konecta Broker, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	TELECOMMUNICATIONS
Konecta Catalunya, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Chile Limitada	Chile	0.00%	51.86%	100.00%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	51.86%	100.00%	TELEMARKETING
Konecta Field Marketing, S.A.	Spain	0.00%	51.86%	100.00%	MARKETING
Konecta Perú S.A.C.	Peru	0.00%	51.86%	100.00%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	51.86%	100.00%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Servicios de BPO, S.L.	Spain	0.00%	51.84%	99.97%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	51.86%	100.00%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	38.89%	75.00%	SERVICES
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.48%	96.44%	CHEMICALS
Laboratorios Indas, S.A.	Spain	0.00%	73.22%	73.22%	HEALTH PRODUCTS
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	—	(a )	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a )	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a )	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2008-2) plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	89.65%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a )	—	SECURITIZATION
Leasetotta No. 1 Limited	Ireland	—	(a )	—	SECURITIZATION
Liquidity Import Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.35%	100.00%	PROPERTY
Luri 1, S.A. (e)	Spain	0.00%	5.59%	100.00%	PROPERTY
Luri 2, S.A. (e)	Spain	0.00%	4.82%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	PROPERTY
Luri Land, S.A. (e)	Belgium	0.00%	5.16%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a )	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	75.21%	100.00%	BROKER-DEALER
Marylebone Road CBO 3 BV	The Netherlands	—	(a )	—	SECURITIZATION
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY
Merciver, S.L.	Spain	0.00%	89.65%	100.00%	FINANCIAL ADVISORY
Mesena CLO 2011-1 B.V.	The Netherlands	—	(a )	—	SECURITIZATION
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Motor 2011 Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Motor 2011 PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Motor 2012 Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
MS Participações Societárias S.A.	Brazil	0.00%	75.19%	99.97%	HOLDING COMPANY
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	FINANCIAL SERVICES
N&P (B.E.S.) Loans (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	RENTING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT
NW Services CO.	United States	0.00%	99.42%	100.00%	E-COMMERCE
Oil-Dor, S.A.	Spain	0.00%	89.64%	99.99%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services S.A.	Switzerland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	53.06%	51.09%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	48.38%	54.47%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	65.44%	63.79%	FUND MANAGEMENT COMPANY
Palm Valley Topco LLC (consolidated)	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY
Parque Eólico Valcaire, S.L.	Spain	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY
Peak Market, S.L.	Spain	0.00%	89.65%	100.00%	SERVICES
PECOH Limited	United Kingdom	—	(a )	—	SECURITIZATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Perevent Empresa de Servicios Eventuales S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	56.56%	56.56%	INTERNET
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.42%	100.00%	E-COMMERCE
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	ADVERTISING
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.72%	51.00%	PROPERTY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Puntoform, S.L.	Spain	0.00%	51.86%	100.00%	TRAINING
Real Corretora de Seguros S.A. (d)	Brazil	0.00%	0.00%	0.00%	INSURANCE BROKER
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	HOLDING COMPANY
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	SERVICES
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.00%	99.99%	RENTING
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY
Saja Eca Limited	Ireland	—	(a )	—	SECURITIZATION
Sancap Investimentos e Participações S.A.	Brazil	0.00%	75.21%	100.00%	HOLDING COMPANY
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Scheme Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Administradora de Consórcios Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FINANCE
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	BROKER-DEALER
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	78.05%	0.01%	78.06%	PROPERTY
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.76%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Corporation	Puerto Rico	0.00%	100.00%	100.00%	MANAGEMENT COMPANY
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	67.02%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	71.70%	100.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Banif Inmobiliario, F.I.I.	Spain	88.09%	9.54%	98.73%	PROPERTY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	75.21%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	72.60%	96.52%	CONSULTANCY SERVICES
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	MANAGEMENT COMPANY
Santander Brasil, EFC, S.A.	Spain	0.00%	75.21%	100.00%	FINANCE
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	75.21%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	BANKING
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING
Santander Consumer Finanse Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING
Santander Consumer Multirent Spółka z ograniczoną odpowiedzialnością	Poland	0.00%	70.00%	100.00%	LEASING
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	RENTING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	SERVICES
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE
Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	BROKER-DEALER
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	LENDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander GBM Secured Financing Limited	Ireland	—	(a )	—	SECURITIZATION
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY
Santander Getnet Serviços para Meios de Pagamento S.A.	Brazil	0.00%	37.61%	50.00%	SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	INSURANCE
Santander Insurance Europe Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Santander Insurance Life Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Services Ireland Limited	Ireland	0.00%	100.00%	100.00%	SERVICES
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander International Securities, Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investimentos em Participações S.A. (d)	Brazil	0.00%	0.00%	0.00%	COLLECTION AND PAYMENT SERVICES
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	75.21%	99.99%	LEASING
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	21.00%	75.96%	100.00%	INSURANCE BROKERAGE
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	75.21%	100.00%	FINANCIAL SERVICES
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Santander Participações S.A.	Brazil	0.00%	75.21%	100.00%	HOLDING COMPANY
Santander PB UK (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	78.80%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	99.76%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory, S.A. Sole-Shareholder Company	Spain	99.98%	0.02%	100.00%	PROPERTY
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	84.97%	100.00%	INSURANCE BROKER
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	BROKER-DEALER
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	SERVICES
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	67.01%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a )	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.87%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.87%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a )	—	SECURITIZATION
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	BANKING
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santos Energia Participações S.A.	Brazil	0.00%	75.21%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	HOLDING COMPANY
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	HOLDING COMPANY
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	HOLDING COMPANY
SC Germany Auto 06 plc	Ireland	—	(a )	—	SECURITIZATION
SC Germany Auto 08-2 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
SC Germany Auto 2009-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Consumer 08-1 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
SC Germany Consumer 09-1 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
SC Germany Consumer 10-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Consumer 11 -1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Private Cars 2010-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SCF Ajoneurohallinto Limited	Ireland	—	(a )	—	SECURITIZATION
SCF Rahoituspalvelut Limited	Ireland	—	(a )	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	INSURANCE
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.76%	100.00%	BANKING
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	FINANCE
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.54%	100.00%	SERVICES
Servicios Universia Venezuela S.U.V., S.A. (b)	Venezuela	0.00%	82.99%	82.99%	INTERNET
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Silk Finance No. 3 Limited	Ireland	—	(a )	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.A. (consolidated)	Spain	52.79%	13.33%	67.67%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	FINANCE
Sodepro, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Bank, National Association	United States	0.00%	100.00%	100.00%	BANKING
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Leasing, LLC	United States	0.00%	100.00%	100.00%	LEASING
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	SECURITIES COMPANY
Sovereign Spirit Limited (f)	Bermuda	0.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a )	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	INSURANCE
Taralga Holding Land Trust	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Nominees 1 PTY Limited	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Nominees 2 PTY Limited	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Operating Trust	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Task Moraza, S.L.	Spain	0.00%	73.22%	73.22%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Teylada, S.A. in liquidation (b)	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
The HSH AIV 4 Trust	United States	0.00%	69.83%	4.99%	HOLDING COMPANY
The JCF HRE AIV II-A Trust (b)	United States	0.00%	73.70%	4.99%	HOLDING COMPANY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a )	—	ASSET MANAGEMENT COMPANY
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE
Time Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.76%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.76%	100.00%	FINANCE
Totta Consumer No.1	Portugal	—	(a )	—	SECURITIZATION
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.76%	100.00%	PROPERTY
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	65.06%	65.06%	TRAVEL
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Universal Support, S.A.	Spain	0.00%	51.86%	100.00%	TELEMARKETING
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	84.39%	84.39%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Universia Perú, S.A.	Peru	0.00%	84.45%	84.45%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER
Viking Collection Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Webmotors S.A.	Brazil	0.00%	84.97%	100.00%	SERVICES
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES
Żagiel Spólka Akcyjna	Poland	0.00%	70.00%	100.00%	FINANCE

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation at December 31, 2012.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.
(e)	See note 2.b.v.
(f)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (b), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	PAYMENT AND COLLECTION SERVICES
Affirmative Insurance Holdings Inc. (consolidated)	United States	0.00%	5.03%	0.00%	INSURANCE
Affirmative Investment LLC	United States	0.00%	5.03%	4.99%	HOLDING COMPANY
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.56%	43.01%	RESTAURANTS
Aguas de Fuensanta, S.A.	Spain	0.00%	37.84%	42.21%	FOOD
Alcover AG	Switzerland	27.91%	0.00%	27.91%	INSURANCE
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Allfunds International Schweiz AG	Switzerland	0.00%	50.00%	50.00%	SERVICES
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.99%	28.99%	FACTORING
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.32%	5.32%	BANKING
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	MOTORWAY CONCESSIONS
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	9.42%	10.00%	PENSION FUND MANAGEMENT COMPANY
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	9.42%	10.00%	INSURANCE
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.93%	24.99%	BANKING
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea Bissau	0.00%	48.88%	49.00%	BANKING
Bee Cave (TX) - HC Apartments Syndicated Holdings, LLC	United States	0.00%	33.33%	33.33%	PROPERTY
Benim - Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.75%	25.81%	PROPERTY
BZ WBK - Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	47.12%	50.00%	INSURANCE
BZ WBK - Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	47.12%	50.00%	INSURANCE
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Carnes Estellés, S.A.	Spain	0.00%	19.19%	21.41%	FOOD
Cartera del Norte, S.A.	Spain	0.00%	32.36%	36.10%	FINANCE
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	47.56%	47.56%	PROPERTY SERVICES
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	PAYMENT AND COLLECTION SERVICES
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	TECHNOLOGY
Charta Leasing No.1 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	30.00%	39.90%	LEASING
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	30.00%	39.90%	FINANCE
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	FINANCIAL SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Compañía Española de Seguros de Crédito a la Exportación, S.A.	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES
Desarrollos Eólicos Mexicanos de Oaxaca 2, S.A.P.I. de C.V.	Mexico	0.00%	26.00%	26.00%	ELECTRICITY PRODUCTION
Dirgenfin, S.L.	Spain	0.00%	39.19%	40.00%	REAL ESTATE DEVELOPMENT
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT
Federal Home Loan Bank of Pittsburgh	United States	0.00%	21.01%	21.01%	BANKING
Federal Reserve Bank of Boston	United States	0.00%	40.18%	40.18%	BANKING
Fondo de Titulización de Activos UCI 11	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 14	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 15	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 16	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 17	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 18	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(c )	—	SECURITIZATION
Friedrichstrasse, S.L.	Spain	0.00%	35.00%	35.00%	PROPERTY
Gire S.A.	Argentina	0.00%	57.92%	58.33%	PAYMENT AND COLLECTION SERVICES
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	42.34%	47.23%	FOOD
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	ELECTRICITY PRODUCTION
HLC - Centrais de Cogeração, S.A.	Portugal	0.00%	24.46%	24.49%	ELECTRICITY PRODUCTION
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	SERVICES
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	FINANCE
Imperial Holding S.C.A.	Luxembourg	0.00%	36.36%	36.36%	SECURITIES INVESTMENT
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	INFORMATION SYSTEM
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	HOLDING COMPANY
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Invico S.A.	Poland	0.00%	19.87%	12.21%	COMMERCE
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	HOLDING COMPANY
JC Flowers AIV P L.P.	Canada	0.00%	7.67%	4.99%	HOLDING COMPANY
Kassadesign 2005, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Krynicki Recykling S.A.	Poland	0.00%	23.13%	24.54%	WASTE MANAGEMENT
Luri 3, S.A.	Spain	0.00%	9.63%	10.00%	PROPERTY
Metrohouse & Partnerzy S.A.	Poland	0.00%	20.01%	21.23%	PROPERTY
Metrovacesa, S.A. (consolidated)	Spain	22.60%	11.00%	34.87%	PROPERTY
Neoen, SGPS, S.A.	Portugal	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	HOLDING COMPANY
Norchem Holdings e Negócios S.A.	Brazil	0.00%	16.36%	29.00%	HOLDING COMPANY
Norchem Participações e Consultoria S.A.	Brazil	0.00%	37.61%	50.00%	BROKER-DEALER
NPG Wealth Management S.àr.l (consolidated)	Luxembourg	0.00%	7.63%	0.00%	HOLDING COMPANY
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	35.18%	35.18%	HOLDING COMPANY
Olivant Limited (consolidated)	Guernsey	0.00%	10.39%	10.39%	HOLDING COMPANY
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE
Parque Eólico Dominica, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Solar Afortunado, S.L.	Spain	0.00%	87.85%	25.00%	ELECTRICITY PRODUCTION
Parque Solar la Robla, S.L.	Spain	0.00%	85.16%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Páramo, S.L.	Spain	0.00%	82.48%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Saelices, S.L.	Spain	0.00%	85.16%	25.00%	ELECTRICITY PRODUCTION
Partang, SGPS, S.A.	Portugal	0.00%	48.88%	49.00%	HOLDING COMPANY
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	47.12%	50.00%	MANAGEMENT COMPANY
Prodesur Mediterráneo, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Proinsur Mediterráneo, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Promoreras Desarrollo de Activos, S.L.	Spain	0.00%	34.27%	34.98%	PROPERTY
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	PROPERTY
Queenford, S.L.	Spain	0.00%	48.01%	49.00%	PROPERTY
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	SERVICES
Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	SERVICES
Redsys Servicios de Procesamiento, S.L.U.	Spain	12.74%	3.19%	16.29%	CARDS
Retama Real Estate, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	28.75%	0.01%	28.77%	PROPERTY
Santander Consumer USA Inc. (consolidated)	United States	0.00%	64.97%	64.97%	FINANCE
Santander Río Seguros S.A.	Argentina	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros, S.A.	Uruguay	0.00%	49.00%	49.00%	INSURANCE
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.15%	0.00%	17.15%	FINANCIAL SERVICES
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	SECURITIES DEPOSITORY SERVICES
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	7.74%	24.99%	33.90%	ADVISORY SERVICES
Solar Energy Capital Europe S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY
Tecnologia Bancária S.A.	Brazil	0.00%	20.82%	20.82%	ATMs
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	DOMESTIC APPLIANCES
Torre de Miguel Solar, S.L.	Spain	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES
Transbank S.A.	Chile	0.00%	16.75%	25.00%	CARDS
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	HOLDING COMPANY
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	INSURANCE BROKER
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.45%	21.50%	FINANCE
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY
Vector Software Factory, S.L.	Spain	0.00%	45.00%	45.00%	IT
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	HOLDING COMPANY
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	HOLDING COMPANY
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	HOLDING COMPANY
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	COMPANY MANAGEMENT
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	INSURANCE

(a)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(b)	Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital)).
(c)	Companies over which the Group’s investee exercises effective control.
(d)	Company in liquidation at December 31, 2012.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Abbey National Capital Trust I	United States	—	(a )	FINANCE
Banesto Holdings, Ltd.	Guernsey	0.00%	89.65%	SECURITIES INVESTMENT
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander PR Capital Trust I	Puerto Rico	0.00%	100.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.76%	FINANCE

(a)	Company over which effective control is exercised.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2012

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On January 26, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on January 18, 2012.

On April 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had exceeded 3% on April 3, 2012.

On April 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had fallen below 3% on April 5, 2012.

On May 7, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had exceeded 3% on April 26, 2012.

On May 7, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 3% on April 27, 2012.

On May 22, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on May 14, 2012.

On June 6, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on May 29, 2012.

On December 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on December 6, 2012.

On December 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on December 7, 2012.

On December 20, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on December 12, 2012.

On December 27, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on December 20, 2012.

Exhibit V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks.

1) Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 161,340,446,502 ordinary shares and 137,878,383,715 preference shares through Banco Santander S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2012 year-end the bank’s treasury shares consisted of 568,882,490 ordinary shares and 517,165,900 preference shares, with a total of 1,086,048,390 shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

a) In the event of the transformation, merger, consolidation or spin-off of the company.

b) In the event of approval of agreements between the company and the shareholders, either directly, through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or bylaw provisions, they are submitted to a general meeting.

c) In the event of an assessment of the assets used to increase the company’s share capital.

d) The selection of a specialized entity or company to determine the economic value of the company.

e) Amendments and repeals of bylaw provisions that change any of the requirements stipulated in point 4.1 of the Level 2 Best Practices on Corporate Governance of the Brazilian Securities Commodities and Futures Exchange (BM&FBOVESPA), although these voting rights will prevail upon the entry into force of the Agreement for the Adoption of the Level 2 Best Practices on Corporate Governance.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a) Their dividends are 10% higher than those on ordinary shares.

b) Priority in the distribution of dividends.

c) Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalization of reserves and profits and in the distribution of bonus shares arising from the capitalization of retained earnings, reserves or any other funds.

d) Priority in the reimbursement of capital in the event of the dissolution of the company.

e) In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change of control, i.e. they are treated the same as shareholders with voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The company is authorized to increase share capital, subject to approval by the board of directors, up to a limit of 500,000,000,000 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 399,044,116,905 shares (212,841,731,754 ordinary shares and 186,202,385,151 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

2) Banco Español de Crédito, S.A. (Banesto)

a) Number of equity instruments held by the Group

The share capital of Banco Español de Crédito, S.A. consists of 687,386,798 fully subscribed and paid shares of EUR 0.79 par value each, all with identical voting and dividend rights.

At December 31, 2012, the Parent and its subsidiaries held 88.997% of the share capital (611,757,016 ordinary shares), of which Banco Santander, S.A. held 606,345,555 shares (88.21%) and Cántabro Catalana de Inversiones, S.A. held 5,411,461 shares (0.787%). At that date the Banesto Group held 4,982,936 treasury shares previously acquired under authorization of the general meeting, within the limits set forth in Articles 144 et seq of the Spanish Limited Liability Companies Law.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The annual general meeting of Banco Español de Crédito, S.A. held at first call on July 6, 2012 authorized the board of directors to increase capital at one or several times and at any time, within five years from the date of the annual general meeting, by a maximum amount EUR 271,517,785.21, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 506 of the Spanish Limited Liability Companies Law.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of share capital). Pursuant to the Spanish Limited Liability Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Spanish Stock Exchanges.

3) Banco Santander Totta, S.A. (Totta)

a) Number of equity instruments held by the Group

The Group holds 655,988,104 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 125,169 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/1998, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Totta’s shares are not listed.

4) Banco Santander- Chile

a) Number of equity instruments held by the Group

The Group holds 126,593,017,845 ordinary shares through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones Limitada, now known as Teatinos Siglo XXI Inversiones S. A., with 59,770,481,573 ordinary shares and Santander Inversiones Limitada with 16,577 ordinary shares, all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2012 amounted to CLP 891,302,881,691. The shareholders at the annual general meeting each year must approve the financial statements at December 31, of the preceding year.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

5) Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

a) Number of equity instruments held by the Group

At December 31, 2012, the Group held 80,848,258,165 ordinary shares through Grupo Financiero Santander, S.A. B de C.V. and Santander Global Facilities, S.A. de C.V. (México), representing 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At December 31, 2012 there were no approved capital increases in progress.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on February 22, 2012 resolved to increase the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander to MXN 8,085,540,380.30, represented by a total of 80,855,403,803 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

At the board of directors meeting held on January 27, 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 and USD 1,000 million at a 5 to 10 year term was authorized on October 18, 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on November 9, 2012, debt amounting to USD 1,000 million was issued.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year.

The bank must recognize the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The company does not have any equity instruments quoted on a stock exchange.

6) Santander UK plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 3,105,176,886.60 through Banco Santander, S.A. (24,117,268,865 shares with a par value of GBP 0.10 each), Cántabro Catalana de Inversiones, S.A. (1 share with a par value of GBP 0.10) and Santusa Holding S.L. (6,934,500,000 shares with a par value of GBP 0.10 each).

On October 23, 1995 and February 13, 1996, Santander UK plc issued subordinated bonds, for a total of GBP 200 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. The exchange may be performed on any interest payment date provided that shareholders receive between 30 and 60 days’ notice. The Group holds 63,913,355 securities through Santander Financial Exchanges Limited.

On June 9, 1997, Santander UK plc also issued subordinated bonds, for a total of GBP 125 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date, provided that holders receive between 30 and 60 days’ notice. The Group holds 100,487,938 securities through Santander Financial Exchanges Limited.

On April 28, 2010, Santander UK plc issued 300 million preference shares with a par value of GBP 1 each to replace, pursuant to current legislation, a previous issue launched by Alliance & Leicester plc under the same terms and conditions. As part of this new issue, the Group holds 107.3 million shares through Banco Santander, S.A. and 155.7 million shares through Santander Financial Exchanges Limited.

b) Capital increases in progress

No approved capital increases are in progress.

c) Repurchases of share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on March 30, 2012 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

1. The repurchase of its own 8.625% yield preference shares, subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% yield preference shares;

(b)	The lowest price that the company may pay for the 8.625% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 8.625% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% yield preference shares even if the purchase is finalized after this authorization expires.

2. The repurchase of its own 10.375% yield preference shares, subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% yield preference shares;

(b)	The lowest price that the company may pay for the 10.375% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 10.375% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% yield preference shares even if the purchase is finalized after this authorization expires.

3. The repurchase of its own fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 300,002 redeemable fixed/floating rate series A non-cumulative preference shares;

(b)	The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalized after this authorization expires.

However, prior to such expiry, the Company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, notwithstanding the expiry of the authorization granted in this resolution.

In accordance with this resolution, any previous authorizations granted to the directors and not exercised for the allocation of shares are hereby revoked and substituted, notwithstanding any allocation of shares or grant of rights already completed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7) Santander Holdings USA, Inc.

a) Number of financial equity instruments held by the Group

At December 31, 2012, the Group held 520,307,043 ordinary shares, all of which carry the same voting and dividend acquisition rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Banco Santander, S.A. is the sole shareholder.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

8) Banco Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2012, Banco Santander, S.A. held 70,334,512 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

Two capital increases were approved by the shareholders at general meetings in 2012. On May 10, 2012, the shareholders at the annual general meeting resolved to increase the share capital by PLN 15,616,180 (the increase was made effective on August 9, 2012). On July 30, 2012, the shareholders at the extraordinary general meeting approved the merger with Kredyt Bank S.A., thereby resolving to increase the share capital by PLN 189,074,580 (the increase was made effective January 4, 2013).

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on April 20, 2011, the shareholders resolved to approve the “Incentive Scheme IV” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2011 to 2013. The bank considers that the exercise of these rights might give rise to the issuance of more than 400,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the local stock exchange in Warsaw known as Giełda Papierów Wartościowych S.A.

9) Banco Santander Río S.A.

a) Number of equity instruments held by the Group

At December 31, 2012, Banco Santander, S.A. held 141,911,008 class A shares, 293,971,417 class B shares and 635,447,536 preference shares of Banco Santander Río S.A., representing 99.30% of the share capital, through Administración de Bancos Latinoamericanos Santander S.L., BRS Investment S.A. and Santander Overseas Bank, Inc.

b) Capital increases in progress

At the general meeting of the bank held on March 16, 2011, the shareholders resolved to approve a capital increase for public subscription in the sum of up to ARP 145,000,000 through the issue of up to 145,000,000 registered class B ordinary shares with a par value of ARP 1 each, with a voting right per share and the right to receive dividends from the year in which they were subscribed. The shareholders at the general meeting authorized the directors to increase the share capital of Banco Santander Río S.A. At the reporting date the authorized share capital increase had not been carried out.

c) Capital authorized by the shareholders at the general meeting

The authorized share capital of Banco Santander Río S.A. amounts to ARP 1,078,875,015, represented by a total of 1,078,875,015 fully subscribed and paid shares with a par value of ARP 1 each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Financial institutions must recognize the legal reserve required by Article 33 of Argentine Law 21,526. The reserve must be recognized by transferring 20% of net profit for each year, including the adjustments to prior years’ results recognized in the year and any accumulated loss recognized at the previous year-end. This proportion must be applied irrespective of the ratio of the legal reserve balance to the company’s share capital.

With respect to the distribution of profit, the Central Bank of the Republic of Argentina (BCRA) has ruled that the total minimum capital of companies wishing to distribute dividends must not be lower than the sum of the capital requirements for credit risk, interest rate risk, market risk and operational risk, increased by 75%.

Also, the distribution of profit must be expressly authorized by the Argentine Financial and Exchange Institutions Authority, which must check that the procedures required by legislation for the distribution of profits have been complied with.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares have been listed on the Buenos Aires Stock Exchange (BCBA) since 1997, and on Latibex (the market for Latin-American stocks in euros) in Spain since 1999.

Exhibit VI

	Year end December 31,
	2012		2011		2010		2009		2008
(Millions of Euros)	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
IFRS:
FIXED CHARGES:
Fixed charges and preferred stock dividends	28,466	11,903	29,624	12,590	23,197	9,476	26,392	10,540	37,041	17,757
Preferred dividends	132	132	99	99	61	61	92	92	37	37
Fixed charges	28,334	11,771	29,525	12,491	23,136	9,415	26,300	10,448	37,004	17,720
EARNINGS:
Income from continuing operations before taxes and extraordinary items	3,583	3,583	7,858	7,858	12,010	12,010	10,633	10,633	10,873	10,873
Less: Earnings from associated companies	427	427	57	57	17	17	(6)	(6)	696	696
Fixed charges	28,334	11,771	29,525	12,491	23,136	9,415	26,300	10,448	37,004	17,720

Total earnings	31,490	14,927	37,326	20,292	35,129	21,408	36,939	21,087	47,181	27,897
Ratio of earnings to fixed charges	1.11	1.27	1.26	1.62	1.52	2.27	1.40	2.02	1.28	1.57
Ratio of earnings to combined fixed charges and preferred stock dividends	1.11	1.25	1.26	1.61	1.51	2.26	1.40	2.01	1.27	1.57